As filed with the Securities and Exchange Commission on September 29, 2020

Registration No. 333-

811-21491

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 340

SEPARATE ACCOUNT VA V

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Premier Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:                    Flexible Premium Individual Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registrant is filing this Registration Statement for the purpose of registering interests under WRL FreedomSM Multiple variable annuity contracts (“Contracts”) on a new Form N-4. This filing complies with the pre-July 2020 version of Form N-4 (OMB number 3235-0318). Interests under the Contracts were previously registered on Form N-4 (File No. 333-199050) and funded by Separate Account VA V (File No. 811-21491). Upon effectiveness of the merger between Transamerica Premier Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor and Depositor of the Contracts and Separate Account VA V which was transferred intact to TLIC.

WRL FREEDOMSM MULTIPLE

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company)

Separate Account VA V

Supplement Dated October 1, 2020

to the

Prospectus dated May 1, 2009

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC” or “the Company”) is amending the prospectus dated May 1, 2009 for the WRL FreedomSM Multiple contracts (the “Contract”) to provide information regarding the merger (the “Merger”) of the issuer of your Contract, Transamerica Premier Life Insurance Company (“TPLIC”, formerly known as Monumental Life Insurance Company), with and into TLIC. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

Effective on October 1, 2020, TPLIC merged with and into its affiliate TLIC. Before the Merger, TPLIC was the issuer of the Contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA V (the “Separate Account”) that fund the Contracts, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the insurance company that provides your Contract benefits from TPLIC to TLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. Contract values will not changes as a result of the Merger. You will receive a Contract endorsement from TLIC that reflects the change from TPLIC to TLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TPLIC in correspondence and disclosure to you. As a result, all references in the prospectus to Transamerica Premier Life Insurance Company (formerly Monumental Life Insurance Company) are amended to refer to Transamerica Life Insurance Company.

More detailed information, including an explanation of the underlying portfolio’s fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which you can receive by contacting our Service Center at the phone number above.

Please note the change regarding your fund reports:

We want to let you know that beginning January 1, 2021, we will no longer mail copies of shareholder reports for funds in your portfolio. This change is permitted by regulations adopted by the Securities and Exchange Commission. Instead, the reports will be made available on our website. We’ll let you know by mail each time a report is posted. The notification will have a URL for accessing the report.

If you’ve already elected to receive documents from us electronically, you’re not affected by this change. You’re already receiving an email with a link to the reports so there’s nothing you need to do.

You do have the option of continuing to receive paper copies of all future shareholder reports free of charge. If you’d like this option, give us a call at the number on your account statement.

I. With respect to (i) the list of portfolios on the prospectus cover page, Page 2, and (ii) the Investment Choices section, Page 19-21, such investment choices are replaced by the following:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUB-ADVISER
Access VP High Yield FundSM	Access VP High Yield FundSM	ProFund Advisors LLC
AB Balanced Wealth Strategy Portfolio	AB Balanced Wealth Strategy Portfolio	AllianceBernstein L.P.
Fidelity® VIP Index 500 Portfolio	Fidelity® VIP Index 500 Portfolio	Fidelity Management & Research Company and Geode Capital Management, LLC as subadvisor
ProFund VP Asia 30	ProFund VP Asia 30	ProFund Advisors LLC
ProFund VP Basic Materials	ProFund VP Basic Materials	ProFund Advisors LLC
ProFund VP Bull	ProFund VP Bull	ProFund Advisors LLC
ProFund VP Consumer Services	ProFund VP Consumer Services	ProFund Advisors LLC
ProFund VP Emerging Markets	ProFund VP Emerging Markets	ProFund Advisors LLC
ProFund VP Europe 30	ProFund VP Europe 30	ProFund Advisors LLC
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar	ProFund Advisors LLC
ProFund VP Financials	ProFund VP Financials	ProFund Advisors LLC
ProFund VP Government Money Market	ProFund VP Government Money Market	ProFund Advisors LLC
ProFund VP International	ProFund VP International	ProFund Advisors LLC
ProFund VP Japan	ProFund VP Japan	ProFund Advisors LLC
ProFund VP Mid-Cap	ProFund VP Mid-Cap	ProFund Advisors LLC
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100	ProFund Advisors LLC
ProFund VP Oil & Gas	ProFund VP Oil & Gas	ProFund Advisors LLC
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals	ProFund Advisors LLC
ProFund VP Precious Metals	ProFund VP Precious Metals	ProFund Advisors LLC
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets	ProFund Advisors LLC
ProFund VP Short International	ProFund VP Short International	ProFund Advisors LLC
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100	ProFund Advisors LLC
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap	ProFund Advisors LLC
ProFund VP Small-Cap	ProFund VP Small-Cap	ProFund Advisors LLC
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value	ProFund Advisors LLC
ProFund VP Telecommunications	ProFund VP Telecommunications	ProFund Advisors LLC
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap	ProFund Advisors LLC
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus	ProFund Advisors LLC
ProFund VP Utilities	ProFund VP Utilities	ProFund Advisors LLC
TA Aegon High Yield Bond	Transamerica Aegon High Yield Bond VP	Aegon USA Investment Management, LLC
TA Aegon U.S. Government Securities	Transamerica Aegon U.S. Government Securities VP	Aegon USA Investment Management, LLC
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
TA BlackRock Global Real Estate Securities	Transamerica BlackRock Global Real Estate Securities VP	BlackRock Investment Management, LLC
TA BlackRock Government Money Market	Transamerica BlackRock Government Money Market VP	BlackRock Investment Management, LLC
TA BlackRock iShares Edge 40	Transamerica BlackRock iShares Edge 40 VP	BlackRock Investment Management, LLC
TA BlackRock Tactical Allocation	Transamerica BlackRock Tactical Allocation VP	BlackRock Investment Management, LLC
TA International Growth	Transamerica International Growth VP	TDAM USA Inc.
TA Janus Balanced	Transamerica Janus Balanced VP	Janus Capital Management LLC
TA Janus Mid-Cap Growth	Transamerica Janus Mid-Cap Growth VP	Janus Capital Management LLC
TA JPMorgan Asset Allocation - Conservative	Transamerica JPMorgan Asset Allocation - Conservative VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Growth	Transamerica JPMorgan Asset Allocation - Growth VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Moderate	Transamerica JPMorgan Asset Allocation - Moderate VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Asset Allocation - Moderate Growth	Transamerica JPMorgan Asset Allocation - Moderate Growth VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Core Bond	Transamerica JPMorgan Core Bond VP	J.P. Morgan Investment Management Inc.
TA JPMorgan Enhanced Index	Transamerica JPMorgan Enhanced Index VP	J.P. Morgan Investment Management Inc.
TA JPMorgan International Moderate Growth	Transamerica JPMorgan International Moderate Growth VP	J.P. Morgan Investment Management Inc.

TA JPMorgan Tactical Allocation	Transamerica JPMorgan Tactical Allocation VP	J.P. Morgan Investment Management Inc.
TA Managed Risk - Balanced ETF	Transamerica Managed Risk - Balanced ETF VP	Milliman Financial Risk Management LLC
TA Managed Risk – Conservative ETF	Transamerica Managed Risk – Conservative ETF VP	Milliman Financial Risk Management LLC
TA Managed Risk – Growth ETF	Transamerica Managed Risk – Growth ETF VP	Milliman Financial Risk Management LLC
TA Morgan Stanley Capital Growth	Transamerica Morgan Stanley Capital Growth VP	Morgan Stanley Investment Management Inc.
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced VP	J.P. Morgan Investment Management Inc. and Aegon USA Investment Management, LLC
TA PIMCO Tactical - Balanced	Transamerica PIMCO Tactical - Balanced VP	Pacific Investment Management Company, LLC
TA PIMCO Tactical - Conservative	Transamerica PIMCO Tactical - Conservative VP	Pacific Investment Management Company, LLC
TA PIMCO Tactical - Growth	Transamerica PIMCO Tactical - Growth VP	Pacific Investment Management Company, LLC
TA PIMCO Total Return	Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC
TA QS Investors Active Asset Allocation – Conservative	Transamerica QS Investors Active Asset Allocation – Conservative VP	QS Investors, LLC
TA QS Investors Active Asset Allocation - Moderate Growth	Transamerica QS Investors Active Asset Allocation – Moderate Growth VP	QS Investors, LLC
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value VP	Systematic Financial Management L.P. & Thompson, Siegel & Walmsley LLC
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
TA WMC US Growth	Transamerica WMC US Growth VP	Wellington Management Company, LLP

II. In the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES, we replace the Total Annual Operating Expenses of the underlying fund portfolios, page 14:

With and Without C-Share

Total Annual Portfolio Operating Expenses	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses	0.35%	5.49%

III. In the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES, we replace the Expense Example (Highest Gross) tables, page 14:

Without C-Share

	1 Year	3 Years	5 Years	10 Years
If you surrender the policy at the end of the applicable time period.	$1811	$3545	$4715	$8762

If you annuitize* or remain invested in the policy at the end of the applicable time period.	$1001	$2915	$4715	$8762

With C-Share

	1 Year	3 Years	5 Years	10 Years
If you surrender the policy at the end of the applicable time period.	$1015	$2951	$4767	$8826

If you annuitize* or remain invested in the policy at the end of the applicable time period.	$1015	$2951	$4767	$8826

IV. The following updates information in the “Investment Choices” section in the prospectus, pages 24-28:

Market Timing and Disruptive Trading

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfer discussed below.

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.) Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments

(some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay Withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any purchase payment or transfer request from any person without prior notice, if, in our judgment, (1) the purchase payment or transfer, or series of purchase payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choices that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay o

V. The following updates information in the “Taxes” section in the prospectus, pages 41-47:

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own financial professional about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the policy value over the investment in the policy during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

If you purchase the policy as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your policy is referred to as a qualified policy. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a policy’s provisions, the plan’s provisions will control.

If you purchase the policy other than as part of any arrangement described in the preceding paragraph, the policy is referred to as a nonqualified policy.

You will generally not be taxed on increases in the value of your policy, whether qualified or nonqualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the policy. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All amounts received from the policy that are includible in income are taxed at ordinary income rates; no amounts received from the policy are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the policy for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Policy

Diversification Requirements. In order for a nonqualified variable policy which is based on a segregated asset account to qualify as an annuity policy under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire policy could be disqualified as an annuity policy under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable policy is to be treated as the owner of the assets held by the insurance company under the policy will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable policy would not possess sufficient control over the assets underlying the policy to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a policy vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own financial professional regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity policy for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the policy must generally be distributed (1) within 5 years after such owner’s date of death or (2) be used to provide payments to a designated beneficiary for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. The designated beneficiary must be an individual and payments must begin within one year of such owner’s death. However, if upon such owner’s death the owner’s surviving spouse is the sole beneficiary of the policy, then the policy may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

In certain instances a designated beneficiary may be permitted to elect a “stretch” payment option as a means of disbursing death proceeds from a nonqualified annuity. The only method we use for making distribution payments from a nonqualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Nonqualified Annuities

The following discussion assumes the policy qualifies as an annuity policy for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value as collateral for a loan generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity policy under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the policy.” There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these rules with a competent financial professional. A policy owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a financial professional for more information on how this may impact your policy.

Different Individual Owner and Annuitant

If the owner and annuitant on the policy are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the policy if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or financial professional if you are considering designating a different individual as the annuitant on your policy to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of maturity date used in your policy and the dates will be the same. However, in certain circumstances, your annuity starting date and maturity date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your policy maintains its status as an annuity policy for federal income tax purposes. You may wish to consult a financial professional for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity policy if the policy has not been annuitized before that age or have other tax consequences. You should consult with a financial professional about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the policy” on the annuity starting date by the total expected return under the policy (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the policy” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the policy” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the policy” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent financial professional as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the policy” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Withdrawals—Nonqualified Policies

When you surrender your policy, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the policy.” The “investment in the policy” is generally equal to the premiums you pay for the policy, reduced by any amounts you have previously received from the policy that are excludible from gross income. Withdrawals are generally treated first as taxable income to the extent of the excess in the policy value over the “investment in the policy.” Distributions made under the systematic payout option are treated for tax purposes as withdrawals, not annuity payments. In general, loans, pledges and collateral assignments as security of a loan are taxed in the same manner as withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified policy without valuable consideration. All taxable amounts received under a policy are subject to tax at ordinary rather than capital gain tax rates.

If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your policy value immediately before a policy withdrawal (or transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your financial professional.

The Code also provides that amounts received from the policy that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982. Regarding the disability exception, because we cannot verify that the owner is disabled, we will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a financial professional for more information regarding the imposition of penalty tax.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (policyholder) during the same calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your financial professional regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified policy in exchange for all or part of another annuity policy that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the policy immediately after the exchange will generally be the same as that of the annuity policy exchanged, increased by any additional purchase payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the policy. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a withdrawal, surrender, annuity income payment or death benefit).

If you exchange part of an existing policy for the policy, and within 180 days of the exchange you received a payment other than certain annuity payments (e.g., you make a withdrawal) from either policy, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the policy could be includible in your income and subject to a 10% penalty tax.

You should consult your financial professional in connection with an exchange of all or part of an annuity policy for the policy, especially if you may make a withdrawal from either policy within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from qualified policies are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from your qualified policy could cause your other investment income to be subject to the tax. Please consult a financial professional for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as spouses under the applicable state law, will each be treated as spouse as defined in this policy for state law purposes. However, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a financial professional for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via withdrawals, these amounts are taxed in the same manner as a Withdrawal; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a policy and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent financial professional with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your financial professional prior to selecting any optional benefit under the policy.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the policy in detail, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified policy is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total purchase payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or Withdrawals according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 72 (or age 70 1⁄2 if the Annuitant attained 70 1⁄2 before 1/1/2020); (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions. Subject to certain exceptions, distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same rules that apply to IRA distributions and are taxed as ordinary income.

The IRS has not reviewed this policy for qualification as a traditional IRA, SIMPLE IRA or SEP IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this policy for qualification as a ROTH IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the policy comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the purchase payments or the policy value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically, distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the policy in connection with Section 403(b) plans may wish to consult with their financial professional.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) policy comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages, distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled Withholding below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f ), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to substantial risk of forfeiture.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f ) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Withdrawals—Qualified Policies

In the case of a withdrawal under a qualified policy (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the policy” to your total account balance or accrued benefit under the retirement plan. Your “investment in the policy” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. If you do not have any non-deductible purchase payments, your investment in the policy will be treated as zero.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a financial professional for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020) or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 72 (or 70 1⁄2 if the owner/participant attained age 70 1⁄2 prior to 1/1/2020). The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating required minimum distributions. Please consult with your financial professional to learn more about an optional living or death benefit prior to purchase.

Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and financial professional regarding the suitability of the policy.

The Code generally requires that interest in a qualified policy be non-forfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a financial professional before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or financial professional if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed maximum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as policy holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a financial professional before purchasing this policy as a qualified policy.

Withholding

The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified financial professional regarding U.S., state, and foreign taxation for any annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the policy is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the distribution. The rules relating to FATCA are complex, and a financial professional should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Possible Tax Law Changes

Although the likelihood and nature of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a financial professional with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

VI. In the following (i) the sub-section entitled Transamerica Life Insurance Company replaces the sub-section entitled Western Reserve Life Assurance Co. of Ohio, page 61, (reflecting TLIC as the new Contract issuer) (ii) the sub-section entitled Financial Condition of the Company, page 62, replaces the counterpart section in the prospectus and (iii) the Legal Proceedings, Page 61 sub-section replaces the counterpart section in the prospectus: Abandoned or Unclaimed Property, Business Continuity and Cyber Security sections are hereby added to the OTHER INFORMATION section of the prospectus.:

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

Business Continuity

Our business operations maybe adversely affected by volatile natural and man-made disasters, including (but not limited to) hurricanes, earthquakes, terrorism, civil unrest, military action, fires and explosions, pandemic diseases, and other catastrophes (“Catastrophic Events”). Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world. Such uncertainty as to future trends and exposure may lead to financial losses to our businesses. Furthermore, Catastrophic Events may disrupt our operations and result in the loss of, or restricted access to, property and information about Transamerica and its clients. Such events may also impact the availability and capacity of our key personnel. If our business continuity plans have not included effective contingencies for Catastrophic Events, we may experience business disruption, damage to corporate reputation, and damage to financial condition for a prolonged period of time.

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error, unauthorized user activity and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our affiliates may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, timely response capabilities, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks, including but not limited to other types of phishing attacks and distributed denial of service (DDoS) attacks, as well as certain limited cases of unauthorized internal user activity, including activity between other units of Aegon. Although to our knowledge these events have thus far not been material in nature, our management recognizes the need to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, our businesses are subject to laws and regulations enacted by U.S. federal and state governments, including various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. These laws, among other things, increased compliance obligations, impacted our businesses’ collection, processing and retention of personal data, reporting of data breaches, and provide for penalties for non-compliance. As an examples the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain of our entities, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Company affiliates operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), the California Consumer Privacy Act (CCPA) and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering, or have already enacted, enhanced information security risk management and privacy rules and regulations. A number of our entities and affiliates are also subject to contractual restrictions with respect to the information of our clients and business partners. The Company, and numerous of its, employees and business partners have access to, and routinely process, the personal information of consumers and employees. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized information security attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over the Company or its affiliates in recent years, and more such obligations are likely to be imposed in the near future across our operations. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms of use.

Transamerica Life Insurance Company

We are engaged in the sale of life and health insurance and annuity policies. Transamerica Life Insurance Company located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company Inc., and is licensed in all states except New York and the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947 and is licensed in all states and the District of Columbia. We are a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of ours and subject to our claims paying ability. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for our financial obligations arising under the policies.

Financial Condition of the Company

How to Obtain More Information. We encourage both existing and prospective policy Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative Office referenced in this prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. Our financial strength ratings which reflect the opinions of leading independent rating agencies of our ability to meet our obligations to our policy Owners, are available on our website (www.transamerica.com/individual/what-we-do/about-us/financial-strength/), and the websites of these nationally recognized statistical ratings organizations – A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com), Standard & Poor’s Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

VII. The following hereby updates the Condensed Financial Information Appendix section of the prospectus:

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.638259 1.679006 1.631750 1.524637 1.550453 1.543037 1.428469 1.274951 1.263791 1.106053	$ $ $ $ $ $ $ $ $ $	1.808462 1.638259 1.679006 1.631750 1.524637 1.550453 1.543037 1.428469 1.274951 1.263791	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,928.265
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.777814 1.938735 1.711055 1.671756 1.684242 1.604688 1.408399 1.267844 1.334562 1.234764	$ $ $ $ $ $ $ $ $ $	2.059208 1.777814 1.938735 1.711055 1.671756 1.684242 1.604688 1.408399 1.267844 1.334562	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.143416 2.291712 1.922436 1.754682 1.768011 1.589503 1.227283 1.081106 1.081769 0.960322	$ $ $ $ $ $ $ $ $ $	2.757304 2.143416 2.291712 1.922436 1.754682 1.768011 1.589503 1.227283 1.081106 1.081769	17,710.853 17,710.853 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Franklin Allocation VIP Fund - Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.792937 2.022798 1.845713 1.667103 1.813623 1.800367 1.484760 1.315087 1.364151 1.262175	$ $ $ $ $ $ $ $ $ $	2.101624 1.792937 2.022798 1.845713 1.667103 1.813623 1.800367 1.484760 1.315087 1.364151	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 5,818.706
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.775531 0.970429 0.743785 0.752692 0.845970 0.875347 0.775441 0.683998 0.954255 0.853248	$ $ $ $ $ $ $ $ $ $	0.961744 0.775531 0.970429 0.743785 0.752692 0.845970 0.875347 0.775441 0.683998 0.954255	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.050471 1.299497 1.076359 0.925145 1.094673 1.096447 0.942923 0.885317 1.075363 0.844476	$ $ $ $ $ $ $ $ $ $	1.214138 1.050471 1.299497 1.076359 0.925145 1.094673 1.096447 0.942923 0.885317 1.075363	4,919.205 5,557.483 6,194.957 6,878.362 7,655.121 8,434.668 9,227.044 4,509.317 6,099.003 2,085.249
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.371768 1.488812 1.270525 1.179973 1.207333 1.103151 0.865902 0.774439 0.788729 0.713571	$ $ $ $ $ $ $ $ $ $	1.735844 1.371768 1.488812 1.270525 1.179973 1.207333 1.103151 0.865902 0.774439 0.788729	0.000 0.000 0.000 0.000 0.000 15,693.317 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.142419 2.168936 1.866178 1.824265 1.774784 1.607333 1.170409 0.976389 0.942583 0.790852	$ $ $ $ $ $ $ $ $ $	2.621790 2.142419 2.168936 1.866178 1.824265 1.774784 1.607333 1.170409 0.976389 0.942583	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.667157 0.802039 0.612972 0.562370 0.693127 0.730952 0.795581 0.760411 0.964499 0.894903	$ $ $ $ $ $ $ $ $ $	0.813772 0.667157 0.802039 0.612972 0.562370 0.693127 0.730952 0.795581 0.760411 0.964499	5,914.938 6,682.436 7,448.974 8,270.711 9,204.711 10,142.080 11,094.827 5,396.961 7,333.478 0.000
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.744626 0.883293 0.751464 0.709900 0.811285 0.904516 0.757379 0.661655 0.739602 0.733943	$ $ $ $ $ $ $ $ $ $	0.861142 0.744626 0.883293 0.751464 0.709900 0.811285 0.904516 0.757379 0.661655 0.739602	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.586805 0.637982 0.5990079 0.648098 0.733492 0.854753 0.888430 0.911975 0.954807 0.998305	$ $ $ $ $ $ $ $ $ $	0.562655 0.586805 0.637982 0.599079 0.648098 0.733492 0.854753 0.888430 0.911975 0.954807	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,381.367
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.857678 0.975354 0.840473 0.742262 0.767472 0.692256 0.533820 0.435930 0.515253 0.473082	$ $ $ $ $ $ $ $ $ $	1.097020 0.857678 0.975354 0.840473 0.742262 0.767472 0.692256 0.533820 0.435930 0.515253	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.836715 0.848717 0.864204 0.879954 0.896001 0.912410 0.929107 0.946205 0.963468 0.981087	$ $ $ $ $ $ $ $ $ $	0.827850 0.836715 0.848717 0.864204 0.879954 0.896001 0.912410 0.929107 0.946205 0.963468	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.658751 0.796534 0.666056 0.684680 0.722813 0.801149 0.682854 0.599953 0.713322 0.673927	$ $ $ $ $ $ $ $ $ $	0.771421 0.658751 0.796534 0.666056 0.684680 0.722813 0.801149 0.682854 0.599953 0.713322	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.774334 0.892612 0.767463 0.778412 0.749290 0.739304 0.507956 0.420821 0.526139 0.573329	$ $ $ $ $ $ $ $ $ $	0.912308 0.774334 0.892612 0.767463 0.778412 0.749290 0.739304 0.507956 0.420821 0.526139	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.407051 1.644782 1.476736 1.272547 1.356452 1.283396 0.999402 0.881061 0.936512 0.768926	$ $ $ $ $ $ $ $ $ $	1.706505 1.407051 1.644782 1.476736 1.272547 1.356452 1.283396 0.999402 0.881061 0.936512	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.401839 2.493149 1.947610 1.884492 1.786193 1.554828 1.179368 1.033534 1.037516 0.893661	$ $ $ $ $ $ $ $ $ $	3.223732 2.401839 2.493149 1.947610 1.884492 1.786193 1.554828 1.179368 1.033534 1.037516	3,529.126 3,515.929 3,833.303 0.000 0.000 0.000 0.000 0.000 0.000 6,907.920
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.653058 0.833844 0.877061 0.719290 0.956061 1.092487 0.896819 0.887773 0.884304 0.764809	$ $ $ $ $ $ $ $ $ $	0.695806 0.653058 0.833844 0.877061 0.719290 0.956061 1.092487 0.896819 0.887773 0.884304	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,741.210
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.638218 1.778976 1.641756 1.736903 1.693779 1.445299 1.118330 1.018397 0.893127 0.905340	$ $ $ $ $ $ $ $ $ $	1.834303 1.638218 1.778976 1.641756 1.736903 1.693779 1.445299 1.118330 1.018397 0.893127	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.372178 0.438119 0.423837 0.277025 0.420209 0.562161 0.922686 1.099844 1.386593 1.062390	$ $ $ $ $ $ $ $ $ $	0.533429 0.372178 0.438119 0.423837 0.277025 0.420209 0.562161 0.922686 1.099844 1.386593	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,652.195
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.263156 0.238087 0.336043 0.408605 0.373183 0.391554 0.399716 0.468219 0.430916 0.537988	$ $ $ $ $ $ $ $ $ $	0.204135 0.263156 0.238087 0.336043 0.408605 0.373183 0.391554 0.399716 0.468219 0.430916	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.361253 0.318663 0.408940 0.442582 0.468490 0.464162 0.598483 0.763507 0.763828 0.912000	$ $ $ $ $ $ $ $ $ $	0.292909 0.361253 0.318663 0.408940 0.442582 0.468490 0.464162 0.598483 0.763507 0.763828	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.129276 0.135596 0.184737 0.209190 0.245025 0.309552 0.446599 0.560207 0.637306 0.823587	$ $ $ $ $ $ $ $ $ $	0.091316 0.129276 0.135596 0.184737 0.209190 0.245025 0.309552 0.446599 0.560207 0.637306	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.178258 0.164480 0.195246 0.253621 0.260451 0.292258 0.432979 0.544236 0.609713 0.873972	$ $ $ $ $ $ $ $ $ $	0.138643 0.178258 0.164480 0.195246 0.253621 0.260451 0.292258 0.432979 0.544236 0.609713	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.256312 1.469115 1.330838 1.132495 1.229792 1.222265 0.907450 0.805510 0.869565 0.709715	$ $ $ $ $ $ $ $ $ $	1.524642 1.256312 1.469115 1.330838 1.132495 1.229792 1.222265 0.907450 0.805510 0.869565	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.374379 1.631941 1.514925 1.198109 1.330414 1.280573 0.947346 0.830722 0.882262 0.735925	$ $ $ $ $ $ $ $ $ $	1.653901 1.374379 1.631941 1.514925 1.198109 1.330414 1.280573 0.947346 0.830722 0.882262	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.870333 1.044259 1.086596 0.909650 0.912586 0.924243 0.839956 0.734287 0.734132 0.646326	$ $ $ $ $ $ $ $ $ $	0.980728 0.870333 1.044259 1.086596 0.909650 0.912586 0.924243 0.839956 0.734287 0.734132	0.000 0.000 0.000 5,397.295 0.000 0.000 0.000 10,228.775 0.000 7,504.981
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.169414 1.630714 1.326520 0.967817 1.132702 1.094770 0.597344 0.469789 0.589495 0.404469	$ $ $ $ $ $ $ $ $ $	1.691599 1.169414 1.630714 1.326520 0.967817 1.132702 1.094770 0.597344 0.469789 0.589495	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 589.828

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.528027 1.645714 1.530838 1.563892 1.688064 1.260553 1.587216 1.601143 1.136211 1.050922	$ $ $ $ $ $ $ $ $ $	1.773636 1.528027 1.645714 1.530838 1.563892 1.688064 1.260553 1.587216 1.601143 1.136211	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,863.248
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.467357 1.452754 1.337267 1.183517 1.287879 1.041987 0.936572 0.952638 0.825659 0.793700	$ $ $ $ $ $ $ $ $ $	1.770269 1.467357 1.452754 1.337267 1.183517 1.287879 1.041987 0.936572 0.952638 0.825659	0.000 0.000 0.000 0.000 0.000 0.000 0.000 24,047.672 26,645.410 27,962.161
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.740487 1.822229 1.730996 1.532961 1.631479 1.603843 1.536303 1.336344 1.301940 1.182164	$ $ $ $ $ $ $ $ $ $	1.947650 1.740487 1.822229 1.730996 1.532961 1.631479 1.603843 1.536303 1.336344 1.301940	9,634.158 10,884.233 12,132.742 13,471.154 14,992.418 16,519.153 18,070.980 35,856.003 19,643.233 34,818.294
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.174927 1.196625 1.190595 1.210873 1.235447 1.205026 1.258617 1.222555 1.160556 1.134117	$ $ $ $ $ $ $ $ $ $	1.226820 1.174927 1.196625 1.190595 1.210873 1.235447 1.205026 1.258617 1.222555 1.160556	9,756.444 29,857.811 37,242.567 162,960.384 107,687.658 104,738.812 165,410.924 749,226.478 1,025,332.077 1,089,326.158
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.694529 1.954467 1.714068 1.523422 1.613432 1.468054 1.150803 1.051582 1.045313 0.966532	$ $ $ $ $ $ $ $ $ $	2.055959 1.694529 1.954467 1.714068 1.523422 1.613432 1.468054 1.150803 1.051582 1.045313	15,327.044 16,797.520 18,266.150 29,535.245 39,278.254 42,006.196 47,535.694 32,800.988 41,443.919 60,735.952
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.461235 1.659821 1.522735 1.544357 1.586764 1.426469 1.400920 1.141774 1.237209 1.092876	$ $ $ $ $ $ $ $ $ $	1.791729 1.461235 1.659821 1.522735 1.544357 1.586764 1.426469 1.400920 1.141774 1.237209	0.000 0.000 2,225.608 1,044.188 3,362.466 3,506.571 0.000 4,611.948 10,355.128 18,273.732
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.895270 0.904315 0.920959 0.937899 0.955198 0.972816 0.990754 1.009123 1.027687 1.046655	$ $ $ $ $ $ $ $ $ $	0.894106 0.895270 0.904315 0.920959 0.937899 0.955198 0.972816 0.990754 1.009123 1.027687	63,965.537 74,119.935 168,009.110 188,997.861 108,159.774 614,394.085 647,283.546 633,742.076 775,713.853 730,833.869

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.337573 1.425570 1.325664 1.323785 1.353955 1.308893 1.247204 1.200801 1.202937 1.122466	$ $ $ $ $ $ $ $ $ $	1.511617 1.337573 1.425570 1.325664 1.323785 1.353955 1.308893 1.247204 1.200801 1.202937	0.000 0.000 0.000 0.000 0.000 0.000 0.000 9,724.895 9,720.178 0.000
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.073257 1.143711 1.042973 1.012520 1.032543 1.003041	$ $ $ $ $ $	1.233441 1.073257 1.143711 1.042973 1.012520 1.032543	0.000 0.000 0.000 0.000 0.000 0.000
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.975132 1.210585 0.970913 0.990155 1.010930 1.088524 0.941392 0.786793 0.892524 0.824100	$ $ $ $ $ $ $ $ $ $	1.219789 0.975132 1.210585 0.970913 0.990155 1.010930 1.088524 0.941392 0.786793 0.892524	24,433.148 27,603.450 37,070.022 16,816.503 23,492.927 15,708.292 5,493.541 4,957.217 5,201.728 34,144.617
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.348997 1.374987 1.199608 1.173415 1.193667 1.127483 0.964835 0.873576 0.997558 0.985441	$ $ $ $ $ $ $ $ $ $	1.612881 1.348997 1.374987 1.199608 1.173415 1.193667 1.127483 0.964835 0.873576 0.997558	0.000 0.000 0.000 8,084.076 8,551.949 9,006.025 9,464.140 0.000 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.254554 2.330478 1.843628 1.921913 2.066222 2.109956 1.547943 1.449533 1.586020 1.209267	$ $ $ $ $ $ $ $ $ $	3.017780 2.254554 2.330478 1.843628 1.921913 2.066222 2.109956 1.547943 1.449533 1.586020	362.263 365.003 5,706.619 8,280.339 19,628.879 18,372.893 11,296.771 6,516.011 10,236.094 19,349.910
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.388360 1.477436 1.336721 1.305208 1.358491 1.357169 1.267086 1.204018 1.198011 1.122448	$ $ $ $ $ $ $ $ $ $	1.547846 1.388360 1.477436 1.336721 1.305208 1.358491 1.357169 1.267086 1.204018 1.198011	82,836.924 115,268.605 394,589.420 392,204.217 464,669.409 348,863.442 362,591.255 338,269.840 399,401.921 482,398.333
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.588546 1.812072 1.483851 1.428097 1.485978 1.477464 1.190605 1.079048 1.165356 1.035250	$ $ $ $ $ $ $ $ $ $	1.963062 1.588546 1.812072 1.483851 1.428097 1.485978 1.477464 1.190605 1.079048 1.165356	11,024.600 11,839.960 12,835.768 13,828.765 27,592.310 28,720.705 70,861.572 94,845.635 117,892.493 134,888.468

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.519067 1.634779 1.433803 1.387344 1.448897 1.438171 1.293598 1.207634 1.226334 1.134043	$ $ $ $ $ $ $ $ $ $	1.732766 1.519067 1.634779 1.433803 1.387344 1.448897 1.438171 1.293598 1.207634 1.226334	884,225.192 991,347.157 1,157,721.935 1,207,544.012 1,325,028.827 1,422,630.130 1,484,337.954 1,648,335.290 1,684,183.321 1,955,274.531
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.575300 1.731354 1.475621 1.414398 1.477791 1.469174 1.256979 1.160024 1.208957 1.095434	$ $ $ $ $ $ $ $ $ $	1.852752 1.575300 1.731354 1.475621 1.414398 1.477791 1.469174 1.256979 1.160024 1.208957	745,092.617 849,498.076 925,933.853 1,140,650.179 1,405,211.876 1,737,682.165 2,372,630.060 2,773,054.912 3,124,107.668 3,285,725.577
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.321902 1.347726 1.327201 1.324403 1.344404 1.302808 1.355784 1.318323 1.251985 1.180750	$ $ $ $ $ $ $ $ $ $	1.405016 1.321902 1.347726 1.327201 1.324403 1.344404 1.302808 1.355784 1.318323 1.251985	45,269.704 31,046.262 24,038.660 28,915.538 0.000 0.000 0.000 28,009.068 0.000 0.000
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.049065 2.226256 1.876619 1.719962 1.758018 1.571069 1.210983 1.062506 1.077018 0.955069	$ $ $ $ $ $ $ $ $ $	2.629258 2.049065 2.226256 1.876619 1.719962 1.758018 1.571069 1.210983 1.062506 1.077018	24,285.037 30,056.502 60,048.281 39,412.725 38,944.959 27,301.863 30,098.328 20,466.661 21,422.830 23,399.453
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.001000 1.157499 0.970480 0.977859 1.015093 1.042092 0.943729 0.854595 0.941300 0.869641	$ $ $ $ $ $ $ $ $ $	1.155878 1.001000 1.157499 0.970480 0.977859 1.015093 1.042092 0.943729 0.854595 0.941300	110,517.714 125,177.006 187,724.395 224,368.425 301,800.891 449,683.583 454,906.303 468,481.114 538,385.557 550,765.395
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.115091 1.173231 1.101200 1.076405 1.100742 1.054857 1.020383 0.967134 0.952173 0.973848	$ $ $ $ $ $ $ $ $ $	1.225264 1.115091 1.173231 1.101200 1.076405 1.100742 1.054857 1.020383 0.967134 0.952173	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 22,863.900
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.238932 1.322089 1.186956 1.165141 1.208075 1.176881 1.075684 1.010803 1.014580 0.933525	$ $ $ $ $ $ $ $ $ $	1.406765 1.238932 1.322089 1.186956 1.165141 1.208075 1.176881 1.075684 1.010803 1.014580	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.274272 1.346390 1.234990 1.208532 1.239422 1.199485 1.136766 1.086035 1.072050 0.997845	$ $ $ $ $ $ $ $ $ $	1.403651 1.274272 1.346390 1.234990 1.208532 1.239422 1.199485 1.136766 1.086035 1.072050	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.262496 1.385145 1.190744 1.158624 1.223038 1.198088 1.027307 0.938024 0.966294 0.870910	$ $ $ $ $ $ $ $ $ $	1.480166 1.262496 1.385145 1.190744 1.158624 1.223038 1.198088 1.027307 0.938024 0.966294	0.000 0.000 0.000 38,800.788 27,754.726 20,490.848 15,404.604 0.000 0.000 0.000
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.958503 2.831337 2.012702 2.102474 1.921356 1.849834 1.273979 1.126413 1.220282 0.977957	$ $ $ $ $ $ $ $ $ $	3.586550 2.958503 2.831337 2.012702 2.102474 1.921356 1.849834 1.273979 1.126413 1.220282	7,701.671 8,424.974 17,240.952 19,092.156 47,155.153 38,687.095 21,713.194 12,715.782 15,611.964 22,717.419
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.023156 2.144499 1.918921 1.815662 1.850422 1.705599 1.475218 1.336921 1.312359 1.078941	$ $ $ $ $ $ $ $ $ $	2.413412 2.023156 2.144499 1.918921 1.815662 1.850422 1.705599 1.475218 1.336921 1.312359	86,122.176 71,456.960 110,772.056 93,934.352 116,599.185 111,538.298 109,733.499 72,279.892 100,218.118 130,751.203
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.051906 1.151362 1.046616 1.011508 1.057137 0.998496 0.909250 0.917152 0.967038 1.020258	$ $ $ $ $ $ $ $ $ $	1.236011 1.051906 1.151362 1.046616 1.011508 1.057137 0.998496 0.909250 0.917152 0.967038	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.008611 1.083131 0.999248 0.969436 1.008308 0.944566 0.889496 0.892439 0.982197 1.022007	$ $ $ $ $ $ $ $ $ $	1.164251 1.008611 1.083131 0.999248 0.969436 1.008308 0.944566 0.889496 0.892439 0.982197	31,443.862 19,977.887 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.020222 1.125686 0.998413 0.969595 1.022888 0.979196 0.853828 0.863748 0.995312 1.020927	$ $ $ $ $ $ $ $ $ $	1.217613 1.020222 1.125686 0.998413 0.969595 1.022888 0.979196 0.853828 0.863748 0.995312	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.315029 1.353275 1.317066 1.308979 1.326332 1.294698 1.356153 1.287113 1.237255 1.178415	$ $ $ $ $ $ $ $ $ $	1.397250 1.315029 1.353275 1.317066 1.308979 1.326332 1.294698 1.356153 1.287113 1.237255	0.000 0.000 4,687.303 6,548.826 6,927.848 17,136.061 43,035.492 40,390.030 30,429.447 52,502.872
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.138256 1.193930 1.088616 1.080106 1.126685 1.107592 1.053580 1.005038 1.000000	$ $ $ $ $ $ $ $ $	1.243131 1.138256 1.193930 1.088616 1.080106 1.126685 1.107592 1.053580 1.005038	28,209.360 18,054.689 0.000 0.000 0.000 0.000 0.000 8,610.701 8,701.590
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.250667 1.354553 1.146703 1.145336 1.248090 1.231469 1.076546 0.988302 1.000000	$ $ $ $ $ $ $ $ $	1.367383 1.250667 1.354553 1.146703 1.145336 1.248090 1.231469 1.076546 0.988302	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.816899 3.247228 2.869312 2.418973 2.532972 2.458546 1.840685 1.615729 1.693984 1.326629	$ $ $ $ $ $ $ $ $ $	3.455528 2.816899 3.247228 2.869312 2.418973 2.532972 2.458546 1.840685 1.615729 1.693984	11,735.864 13,337.479 15,594.884 22,631.168 39,455.382 45,204.939 60,638.504 20,931.028 25,220.205 24,937.426
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.815857 3.093485 2.581963 2.368969 2.361903 2.264219 1.604817 1.416364 1.421009 1.079580	$ $ $ $ $ $ $ $ $ $	3.660189 2.815857 3.093485 2.581963 2.368969 2.361903 2.264219 1.604817 1.416364 1.421009	3,027.464 2,922.255 3,910.476 5,867.895 22,371.834 20,086.110 12,288.166 3,234.706 3,237.305 4,043.225
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.227679 2.269898 1.793986 1.781812 1.702244 1.564276 1.205770 1.088232 1.153656 1.000143	$ $ $ $ $ $ $ $ $ $	3.055088 2.227679 2.269898 1.793986 1.781812 1.702244 1.564276 1.205770 1.088232 1.153656	6,230.978 6,507.355 6,783.029 28,027.075 47,084.192 48,196.678 102,752.157 75,875.111 86,811.042 67,958.474

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.712892 1.748563 1.692697 1.575382 1.595768 1.581900 1.458696 1.296792 1.280406 1.116203	$ $ $ $ $ $ $ $ $ $	1.898301 1.712892 1.748563 1.692697 1.575382 1.595768 1.581900 1.458696 1.296792 1.280406	0.000 0.000 0.000 0.000 0.000 0.000 16,064.317 19,210.678 26,650.471 11,523.060
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.850071 2.009588 1.766663 1.719334 1.725377 1.637436 1.431501 1.283560 1.345822 1.240305	$ $ $ $ $ $ $ $ $ $	2.151331 1.850071 2.009588 1.766663 1.719334 1.725377 1.637436 1.431501 1.283560 1.345822	14,460.126 17,731.348 10,441.849 7,051.262 7,689.523 8,325.272 3,248.961 3,282.404 3,316.480 135,795.935
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.349335 2.501974 2.090614 1.900708 1.907617 1.708281 1.313819 1.152770 1.148955 1.015965	$ $ $ $ $ $ $ $ $ $	3.034138 2.349335 2.501974 2.090614 1.900708 1.907617 1.708281 1.313819 1.152770 1.148955	13,332.623 12,577.775 20,881.400 21,502.219 24,891.783 27,027.286 33,191.785 41,752.901 48,231.987 9,622.429
Franklin Allocation VIP Fund - Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.865857 2.096758 1.905712 1.714568 1.857929 1.837119 1.509137 1.331413 1.375669 1.267843	$ $ $ $ $ $ $ $ $ $	2.195711 1.865857 2.096758 1.905712 1.714568 1.857929 1.837119 1.509137 1.331413 1.375669	3,139.123 4,419.980 4,457.348 15,447.873 22,582.550 24,026.889 25,382.856 31,865.308 36,322.508 29,317.995
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.810910 1.010683 0.771606 0.777784 0.870733 0.897431 0.791578 0.695744 0.966829 0.861089	$ $ $ $ $ $ $ $ $ $	1.009579 0.810910 1.010683 0.771606 0.777784 0.870733 0.897431 0.791878 0.695744 0.966829	3,714.512 7,630.799 4,874.557 5,468.922 11,801.879 15,660.784 17,111.346 18,685.144 21,730.854 80,276.164
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.098368 1.353375 1.116599 0.955979 1.126706 1.124097 0.962909 0.900526 1.089550 0.852259	$ $ $ $ $ $ $ $ $ $	1.274498 1.098368 1.353375 1.116599 0.955979 1.126706 1.124097 0.962909 0.900526 1.089550	14,640.856 15,143.718 15,710.552 16,248.722 16,815.855 17,407.430 27,702.771 22,312.461 24,709.895 51,366.922
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.435500 1.551830 1.319112 1.220303 1.243694 1.131911 0.884979 0.788380 0.799779 0.720723	$ $ $ $ $ $ $ $ $ $	1.823650 1.435500 1.551830 1.319112 1.220303 1.243694 1.131911 0.884979 0.788380 0.799779	0.000 0.000 0.000 0.000 0.000 0.000 0.000 30,095.721 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.240114 2.258880 1.935963 1.885067 1.826736 1.647876 1.195230 0.993161 0.955022 0.798154	$ $ $ $ $ $ $ $ $ $	2.752152 2.240114 2.258880 1.935963 1.885067 1.826736 1.647876 1.195230 0.993161 0.955022	0.000 2,976.489 0.000 0.000 6,901.464 0.000 0.000 0.000 1,858.296 1,872.272
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.697591 0.835303 0.635890 0.581110 0.713417 0.749396 0.812449 0.773468 0.977222 0.903164	$ $ $ $ $ $ $ $ $ $	0.854264 0.697591 0.835303 0.635890 0.581110 0.713417 0.749396 0.812449 0.773468 0.977222	8,608.738 12,666.963 2,805.915 2,807.924 2,810.197 0.000 0.000 954.798 4,221.547 75,645.479
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.778616 0.919953 0.779585 0.733565 0.835040 0.927344 0.773445 0.673030 0.749356 0.740702	$ $ $ $ $ $ $ $ $ $	0.904004 0.778616 0.919953 0.779585 0.733565 0.835040 0.927344 0.773445 0.673030 0.749356	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.613537 0.664411 0.621451 0.669666 0.754942 0.876297 0.907242 0.927620 0.967390 1.007491	$ $ $ $ $ $ $ $ $ $	0.590615 0.613537 0.664411 0.621451 0.669666 0.754942 0.876297 0.907242 0.927620 0.967390	0.000 0.000 0.000 0.000 0.000 0.000 0.000 2,947.825 2,950.811 6,117.602
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.896798 1.015814 0.871909 0.767018 0.789940 0.709725 0.545150 0.443432 0.522073 0.477457	$ $ $ $ $ $ $ $ $ $	1.151569 0.896798 1.015814 0.871909 0.767018 0.789940 0.709725 0.545150 0.443432 0.522073	0.000 7,227.953 16,640.321 18,160.237 18,266.206 0.000 0.000 0.000 3,140.892 75,451.984
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.875514 0.884556 0.897189 0.909976 0.922970 0.936139 0.949543 0.963160 0.976932 0.990862	$ $ $ $ $ $ $ $ $ $	0.869644 0.875514 0.884556 0.897189 0.909976 0.922970 0.936139 0.949543 0.963160 0.976932	0.000 0.000 0.000 0.000 0.000 0.000 2,167.718 2,181.650 3,217.228 3,232.450
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.688813 0.829594 0.690084 0.707521 0.743981 0.821364 0.697344 0.610260 0.722727 0.680129	$ $ $ $ $ $ $ $ $ $	0.809807 0.688813 0.829594 0.690984 0.707521 0.743981 0.821364 0.697344 0.610260 0.722727	10,558.854 10,571.563 10,584.328 10,597.756 10,612.311 316.030 322.479 0.000 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.809661 0.929642 0.796179 0.804376 0.771237 0.757977 0.518736 0.428056 0.533088 0.578622	$ $ $ $ $ $ $ $ $ $	0.957690 0.809661 0.929642 0.796179 0.804376 0.771237 0.757977 0.518736 0.428056 0.533088	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.471262 1.713037 1.531990 1.314993 1.396190 1.315797 1.020616 0.896211 0.948868 0.776003	$ $ $ $ $ $ $ $ $ $	1.791427 1.471262 1.713037 1.531990 1.314993 1.396190 1.315797 1.020616 0.896211 0.948868	6,347.799 7,126.808 5,149.677 5,366.166 2,805.691 0.000 0.000 0.000 0.000 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.513432 2.598676 2.022092 1.948904 1.839997 1.595374 1.205367 1.052154 1.052075 0.902646	$ $ $ $ $ $ $ $ $ $	3.386815 2.513432 2.598676 2.022092 1.948904 1.839997 1.595374 1.205367 1.052154 1.052075	2,849.037 3,670.415 2,746.898 2,923.969 996.457 1,010.656 1,025.447 1,086.586 24,120.569 28,549.735
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.682829 0.868412 0.909848 0.743254 0.984039 1.120037 0.915833 0.903024 0.895961 0.771846	$ $ $ $ $ $ $ $ $ $	0.730385 0.682829 0.868412 0.909848 0.743254 0.984039 1.120037 0.915833 0.903024 0.895961	17,903.672 18,477.864 27,767.766 29,284.739 19,044.641 19,710.992 31,338.178 25,338.866 27,862.476 67,154.014
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.712948 1.852780 1.703165 1.794806 1.743369 1.481771 1.142052 1.035886 0.904899 0.913666	$ $ $ $ $ $ $ $ $ $	1.925543 1.712948 1.852780 1.703165 1.794806 1.743369 1.481771 1.142052 1.035886 0.904899	29.183 110.427 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.389168 0.456304 0.439692 0.286266 0.432521 0.576360 0.942264 1.118731 1.404875 1.072170	$ $ $ $ $ $ $ $ $ $	0.559982 0.389168 0.456304 0.439692 0.286266 0.432521 0.576360 0.942264 1.118731 1.404875	262.177 267.531 11,500.841 4,364.594 4,396.769 12,818.348 31,632.237 29,389.734 32,335.195 35,657.966
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.275159 0.247960 0.348598 0.422214 0.384087 0.401420 0.408185 0.476250 0.436594 0.542942	$ $ $ $ $ $ $ $ $ $	0.214285 0.275159 0.247960 0.348598 0.422214 0.384087 0.401420 0.408185 0.476250 0.436594	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.377744 0.331891 0.424231 0.457333 0.482200 0.475873 0.611171 0.776606 0.773885 0.920376	$ $ $ $ $ $ $ $ $ $	0.307489 0.377744 0.331891 0.424231 0.457333 0.482200 0.475873 0.611171 0.776606 0.773885	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.135164 0.141209 0.191641 0.216157 0.252188 0.317361 0.456060 0.569810 0.645699 0.831152	$ $ $ $ $ $ $ $ $ $	0.095855 0.135164 0.141209 0.191641 0.216157 0.252188 0.317361 0.456060 0.569810 0.645699	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.186549 0.171452 0.202722 0.262297 0.268308 0.299880 0.442524 0.554035 0.618253 0.882728	$ $ $ $ $ $ $ $ $ $	0.145669 0.186549 0.171452 0.202722 0.262297 0.268308 0.299880 0.442524 0.554035 0.618253	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.314667 1.531278 1.381709 1.171167 1.266785 1.254077 0.927419 0.819994 0.881721 0.716813	$ $ $ $ $ $ $ $ $ $	1.601755 1.314667 1.531278 1.381709 1.171167 1.266785 1.254077 0.927419 0.819994 0.881721	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.437062 1.699631 1.571592 1.238062 1.369373 1.312901 0.967445 0.845010 0.893918 0.742720	$ $ $ $ $ $ $ $ $ $	1.736146 1.437062 1.699631 1.571592 1.238062 1.369373 1.312901 0.967445 0.845010 0.893918	1,478.575 1,479.568 1,480.550 1,481.606 1,482.808 0.000 0.000 0.000 0.000 0.000
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.910017 1.087562 1.127219 0.939958 0.939295 0.947556 0.857761 0.746889 0.743811 0.652272	$ $ $ $ $ $ $ $ $ $	1.029490 0.910017 1.087562 1.127219 0.939958 0.939295 0.947556 0.857761 0.746889 0.743811	6,616.909 8,177.312 0.000 0.000 0.000 0.000 0.000 0.000 2,278.420 2,295.562
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.222817 1.698437 1.376204 1.000137 1.165935 1.122463 0.610054 0.477888 0.897300 0.408209	$ $ $ $ $ $ $ $ $ $	1.775820 1.222817 1.698437 1.376204 1.000137 1.165935 1.122463 0.610054 0.477888 0.597300	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 27,550.464

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.597694 1.713949 1.588065 1.615999 1.737451 1.292338 1.620842 1.628612 1.151186 1.060593	$ $ $ $ $ $ $ $ $ $	1.861819 1.597694 1.713949 1.588065 1.615999 1.737451 1.292338 1.620842 1.628612 1.151186	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.534239 1.512967 1.387247 1.222937 1.325541 1.068253 0.956411 0.968978 0.836528 0.801001	$ $ $ $ $ $ $ $ $ $	1.858256 1.534239 1.512967 1.387247 1.222937 1.325541 1.068253 0.956411 0.968978 0.836528	6,863.458 5,199.857 140.658 143.533 146.459 149.447 152.497 37,650.218 14,075.013 1,867.927
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.919227 2.001421 1.893772 1.670538 1.770917 1.734081 1.654522 1.433501 1.391129 1.258195	$ $ $ $ $ $ $ $ $ $	2.156145 1.919227 2.001421 1.893772 1.670538 1.770917 1.734081 1.654522 1.433501 1.391129	8,138.525 13,492.888 26,700.068 30,353.506 25,035.382 34,961.483 17,003.291 37,649.276 44,185.067 131,018.958
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.272758 1.291147 1.279619 1.296304 1.317413 1.279923 1.331599 1.288333 1.218209 1.185792	$ $ $ $ $ $ $ $ $ $	1.334218 1.272758 1.291147 1.279619 1.296304 1.317413 1.279923 1.331599 1.288333 1.218209	66,784.500 168,066.648 147,726.319 955,392.672 978,140.793 410,617.325 466,397.346 793,534.150 1,340,631.855 2,422,825.209
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.053232 2.358847 2.060609 1.824249 1.924439 1.744156 1.361872 1.239555 1.227331 1.130378	$ $ $ $ $ $ $ $ $ $	2.500992 2.053232 2.358847 2.060609 1.824249 1.924439 1.744156 1.361872 1.239555 1.227331	68,277.889 69,140.935 73,609.277 72,463.580 78,390.977 93,323.813 101,912.729 155,143.721 201,273.111 324,876.441
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.992975 2.254875 2.060533 2.081614 2.130369 1.907662 1.866120 1.514919 1.635089 1.438678	$ $ $ $ $ $ $ $ $ $	2.453363 1.992975 2.254875 2.060533 2.081614 2.130369 1.907662 1.866120 1.514919 1.635089	10,318.490 10,233.899 9,932.041 10,454.578 10,144.356 20,946.209 23,258.224 59,953.388 107,180.749 146,055.870
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.943105 0.948880 0.962557 0.976428 0.990561 1.004829 1.019392 1.034184 1.049097 1.064256	$ $ $ $ $ $ $ $ $ $	0.945598 0.943105 0.948880 0.962557 0.976428 0.990561 1.004829 1.019392 1.034184 1.049097	226,195.875 226,851.418 227,469.467 228,073.829 230,920.051 238,355.203 254,285.687 330,828.745 622,013.007 1,690,315.743

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.410433 1.497301 1.386920 1.379534 1.405424 1.353320 1.284473 1.231803 1.229158 1.142429	$ $ $ $ $ $ $ $ $ $	1.600236 1.410433 1.497301 1.386920 1.379534 1.405424 1.353320 1.284473 1.231803 1.229158	18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 20,000.121 112,690.339
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.093211 1.160370 1.054016 1.019229 1.035297 1.003051	$ $ $ $ $ $	1.261322 1.093211 1.160370 1.054016 1.019229 1.035297	6,858.772 0.000 0.000 0.000 0.000 1,404.785
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.020982 1.262501 1.008590 1.024548 1.041936 1.117505 0.962657 0.801385 0.905515 0.832806	$ $ $ $ $ $ $ $ $ $	1.282174 1.020982 1.262501 1.008590 1.024548 1.041936 1.117505 0.962657 0.801385 0.905515	24,267.757 23,562.547 31,465.331 33,291.317 34,865.318 30,524.024 51,133.997 22,869.985 23,509.109 2,357.574
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.398312 1.419625 1.233709 1.202045 1.217982 1.145915 0.976752 0.880881 1.001949 0.985894	$ $ $ $ $ $ $ $ $ $	1.678451 1.398312 1.419625 1.233709 1.202045 1.217982 1.145915 0.976752 0.880881 1.001949	5,696.013 5,701.264 5,706.155 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.370968 2.441120 1.923607 1.997437 2.138966 2.175667 1.589888 1.482929 1.616189 1.227431	$ $ $ $ $ $ $ $ $ $	3.186107 2.370968 2.441120 1.923607 1.997437 2.138966 2.175667 1.589888 1.482929 1.616189	5,711.446 7,310.559 6,554.672 7,095.136 9,301.865 10,272.660 16,536.919 44,501.156 56,202.747 70,336.601
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.523380 1.614717 1.455212 1.415336 1.467327 1.460153 1.357880 1.285198 1.273766 1.188722	$ $ $ $ $ $ $ $ $ $	1.705062 1.523380 1.614717 1.455212 1.415336 1.467327 1.460153 1.357880 1.285198 1.273766	577,761.534 700,502.505 800,260.952 833,495.901 1,018,205.120 1,581,781.070 2,011,148.348 2,119,197.355 2,595,223.120 2,873,302.273
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.778852 2.021137 1.648573 1.580413 1.638008 1.622217 1.302120 1.175448 1.264480 1.118898	$ $ $ $ $ $ $ $ $ $	2.206897 1.778852 2.021137 1.648573 1.580413 1.638008 1.622217 1.302120 1.175448 1.264480	212,801.838 217,966.481 298,388.620 264,474.839 332,722.987 420,244.667 462,780.641 527,879.565 576,396.373 671,259.418

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.673368 1.793724 1.567050 1.510340 1.571150 1.553402 1.391758 1.294137 1.309037 1.205785	$ $ $ $ $ $ $ $ $ $	1.916296 1.673368 1.793724 1.567050 1.510340 1.571150 1.553402 1.391758 1.294137 1.309037	1,645,087.669 1,827,725.563 1,999,697.060 2,175,906.269 2,494,809.026 2,915,282.382 3,439,216.288 3,758,781.086 4,368,573.784 5,694,026.503
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.757990 1.924515 1.633833 1.559912 1.623437 1.607631 1.370048 1.259382 1.307367 1.179965	$ $ $ $ $ $ $ $ $ $	2.075775 1.757990 1.924515 1.633833 1.559912 1.623437 1.607631 1.370048 1.259382 1.307367	4,179,127.050 4,715,874.778 5,364,002.039 5,414,381.792 5,844,913.138 6,333,389.378 7,552,658.931 8,665,730.315 9,512,481.079 10,234,783.513
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.443405 1.465789 1.437815 1.429169 1.445055 1.394844 1.445855 1.400346 1.324677 1.244397	$ $ $ $ $ $ $ $ $ $	1.540226 1.443405 1.465789 1.437815 1.429169 1.445055 1.394844 1.445855 1.400346 1.324677	32,037.361 23,891.355 23,338.317 61,261.931 37,840.199 21,477.809 28,277.514 35,915.002 88,581.305 109,904.667
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.251689 2.436744 2.046021 1.867878 1.901702 1.692806 1.299697 1.135835 1.146836 1.012996	$ $ $ $ $ $ $ $ $ $	2.900646 2.251689 2.436744 2.046021 1.867878 1.901702 1.692806 1.299697 1.135835 1.146836	3,395.086 3,398.216 3,401.134 0.000 0.000 8,883.264 8,883.264 8,883.264 8,883.264 8,883.264
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.052172 1.211854 1.012082 1.015783 1.050317 1.074012 0.968818 0.873854 0.958753 0.882282	$ $ $ $ $ $ $ $ $ $	1.219769 1.052172 1.211854 1.012082 1.015783 1.050317 1.074012 0.968818 0.873854 0.958753	608,629.954 752,093.397 809,763.469 892,181.816 991,253.196 1,094,642.392 1,710,519.339 2,114,152.100 2,590,765.664 2,896,381.489
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.279559 1.340950 1.253712 1.220678 1.243375 1.186868 1.143579 1.079616 1.058755 1.078604	$ $ $ $ $ $ $ $ $ $	1.411532 1.279559 1.340950 1.253712 1.220678 1.243375 1.186868 1.143579 1.079616 1.058755	97.607 369.424 1,155.948 1,691.843 2,301.445 2,911.632 10,148.567 8,289.728 9,243.450 173,442.173
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.292061 1.373345 1.228152 1.200854 1.240208 1.203436 1.095640 1.025491 1.025296 0.939686	$ $ $ $ $ $ $ $ $ $	1.472872 1.292061 1.373345 1.228152 1.200854 1.240208 1.203436 1.095640 1.025491 1.025296	6,064.829 5,957.781 5,837.389 0.000 0.000 0.000 0.000 0.000 14,418.333 51,696.392

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.320845 1.390089 1.270073 1.237987 1.264637 1.219078 1.150791 1.095100 1.076773 0.998308	$ $ $ $ $ $ $ $ $ $	1.460678 1.320845 1.390089 1.270073 1.237987 1.264637 1.219078 1.150791 1.095100 1.076773	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 51,607.154
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.316652 1.438857 1.232086 1.194144 1.255590 1.224141 1.046374 0.951668 0.976511 0.876656	$ $ $ $ $ $ $ $ $ $	1.549738 1.316652 1.438857 1.232086 1.194144 1.255590 1.225141 1.046374 0.951668 0.976511	352,162.164 384,458.839 417,390.832 467,397.873 526,913.835 568,526.578 608,391.832 661,072.945 370,081.393 511,542.713
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.108056 2.962716 2.097862 2.182838 1.986972 1.905510 1.307172 1.151196 1.242241 0.991653	$ $ $ $ $ $ $ $ $ $	3.782710 3.108056 2.962716 2.097862 2.182838 1.986972 1.905510 1.307172 1.151196 1.242241	10,729.195 6,484.353 13,451.537 9,993.164 11,014.065 12,004.725 3,681.055 927.598 2,039.863 1,747.099
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.244472 2.369693 2.112113 1.990637 2.020776 1.855306 1.598400 1.442827 1.410781 1.155300	$ $ $ $ $ $ $ $ $ $	2.687962 2.244472 2.369693 2.112113 1.990637 2.020776 1.855306 1.598400 1.442827 1.410781	287,114.972 288,647.900 325,336.276 378,087.021 477,651.074 419,611.733 397,351.992 385,363.759 335,065.621 367,563.836
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.090386 1.188753 1.076369 1.036185 1.078671 1.014840 0.920507 0.924841 0.971311 1.020733	$ $ $ $ $ $ $ $ $ $	1.286282 1.090386 1.188753 1.076369 1.036185 1.078671 1.014840 0.920507 0.924841 0.971311	15,634.945 10,597.410 13,278.095 14,810.365 20,455.626 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.045505 1.118308 1.027659 0.993089 1.028857 0.960037 0.900521 0.899919 0.986536 1.022483	$ $ $ $ $ $ $ $ $ $	1.211584 1.045505 1.118308 1.027659 0.993089 1.028857 0.960037 0.900521 0.899919 0.986536	0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,472.526 8,479.749 8,486.538
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.057526 1.162227 1.026793 0.993257 1.043729 0.995227 0.864397 0.870991 0.999711 1.021402	$ $ $ $ $ $ $ $ $ $	1.267110 1.057526 1.162227 1.026793 0.993257 1.043729 0.995227 0.864397 0.870991 0.999711	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.437095 1.473068 1.428037 1.413708 1.426822 1.387309 1.447446 1.368340 1.310198 1.242981	$ $ $ $ $ $ $ $ $ $	1.532969 1.437095 1.473068 1.428037 1.413708 1.426822 1.387309 1.447446 1.368340 1.310198	228,952.945 251,432.018 259,590.655 282,642.387 320,220.315 511,814.244 636,301.868 1,338,019.760 1,221,797.897 1,529,163.079
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.170347 1.222737 1.110513 1.097519 1.140349 1.116613 1.057997 1.005265 1.000000	$ $ $ $ $ $ $ $ $	1.283223 1.170347 1.222737 1.110513 1.097519 1.140349 1.116613 1.057997 1.005265	0.000 0.000 0.000 0.000 0.000 21,286.505 21,425.744 51,916.735 70,450.900
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.25923 1.387234 1.169777 1.163803 1.263229 1.241510 1.081058 0.988528 1.000000	$ $ $ $ $ $ $ $ $	1.411480 1.285923 1.387234 1.169777 1.163803 1.263229 1.241510 1.081058 0.988528	0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,115.840 8,122.760
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.217188 3.694016 3.251325 2.730284 2.847721 2.753188 2.053192 1.795149 1.874709 1.462410	$ $ $ $ $ $ $ $ $ $	3.962125 3.217188 3.694016 3.251325 2.730284 2.847721 2.753188 2.053192 1.795149 1.874709	23,369.192 94,651.550 128,505.608 129,661.930 138,393.167 148,644.678 174,473.505 40,653.455 40,083.651 59,026.900
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.924057 3.199663 2.660133 2.431121 2.414347 2.305407 1.627599 1.430809 1.429876 1.082054	$ $ $ $ $ $ $ $ $ $	3.815826 2.924057 3.199663 2.660133 2.431121 2.414347 2.305407 1.627599 1.430809 1.429876	326.794 328.652 239.183 255.231 428.302 10,225.622 11,726.527 26,999.658 51,374.862 25,347.665
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.418420 2.454518 1.932305 1.911673 1.819137 1.665130 1.278460 1.149275 1.213597 1.047986	$ $ $ $ $ $ $ $ $ $	3.329745 2.418420 2.454518 1.932305 1.911673 1.819137 1.665130 1.278460 1.149275 1.213597	24,495.447 21,754.047 28,756.292 28,177.814 35,757.597 62,672.892 74,285.256 66,114.796 103,510.615 210,358.120

FLEXIBLE PREMIUM VARIABLE ANNUITY - F

Issued Through

SEPARATE ACCOUNT VA V

By

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Prospectus

May 1, 2009

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Western Reserve Life Assurance Co. of Ohio. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Flexible Premium Variable Annuity - F, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2009. Please call us at (800) 851-9777 or write us at: Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies and the separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

TRANSAMERICA SERIES TRUST

Portfolio Construction Manager: Morningstar Associates, LLC

Transamerica Asset Allocation - Conservative VP – Service Class

Transamerica Asset Allocation - Growth VP – Service Class

Transamerica Asset Allocation - Moderate VP – Service Class

Transamerica Asset Allocation - Moderate Growth VP – Service Class

Transamerica International Moderate Growth VP – Service Class

Subadvised by BlackRock Investment Management, LLC

Transamerica BlackRock Large Cap Value VP – Service Class

Subadvised by Capital Guardian Trust Company

Transamerica Capital Guardian Value VP – Service Class

Subadvised by ING Clarion Real Estate Securities, L.P.

Transamerica Clarion Global Real Estate Securities VP – Service Class

Subadvised by Federated Equity Management Company of Pennsylvania

Transamerica Federated Market Opportunity VP – Service Class

Subadvised by JPMorgan Investment Advisors, Inc.

Transamerica JPMorgan Core Bond VP - Service Class

Subadvised by J.P. Morgan Investment Management Inc.

Transamerica JPMorgan Enhanced Index VP – Service Class

Subadvised by ClearBridge Advisors, LLC

Transamerica Legg Mason Partners All Cap VP – Service Class

Subadvised by MFS® Investment Management

Transamerica MFS High Yield VP – Service Class

Transamerica MFS International Equity VP – Service Class

Subadvised by Columbia Management Advisors, LLC

Transamerica Marsico Growth VP – Service Class

Subadvised by Munder Capital Management

Transamerica Munder Net50 VP – Service Class

Subadvised by Pacific Investment Management Company LLC

Transamerica PIMCO Total Return VP – Service Class

Subadvised by T. Rowe Price Associates, Inc.

Transamerica T. Rowe Price Equity Income VP – Service Class

Transamerica T. Rowe Price Small Cap VP – Service Class

Subadvised by Templeton Investment Counsel, LLC and Transamerica Investment Management, LLC

Transamerica Templeton Global VP – Service Class

Subadvised by Third Avenue Management LLC

Transamerica Third Avenue Value VP – Service Class

Subadvised by AEGON USA Investment Management, LLC.

Transamerica Efficient Markets VP - Service Class

Subadvised by Transamerica Investment Management, LLC

Transamerica Balanced VP – Service Class

Transamerica Convertible Securities VP – Service Class

Transamerica Equity VP – Service Class

Transamerica Growth Opportunities VP – Service Class

Transamerica Money Market VP – Service Class

Transamerica Science & Technology VP – Service Class

Transamerica Small/Mid Cap Value VP – Service Class

Transamerica U.S. Government Securities VP – Service Class

Transamerica Value Balanced VP – Service Class

Managed by AEGON USA Investment Management, LLC.

Transamerica Index 50 VP – Service Class

Transamerica Index 75 VP – Service Class

Subadvised by Van Kampen Asset Management

Transamerica Van Kampen Mid-Cap Growth VP – Service Class

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

Managed by AllianceBernstein L.P.

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Managed by Fidelity Management & Research Company and Geode Capital Management, LLC as subadviser

Fidelity - VIP Index 500 Portfolio – Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Fund Administrator: Franklin Templeton Services, LLC

Franklin Templeton VIP Founding Funds Allocation Fund - Class 4

PROFUNDS

Managed by ProFund Advisors LLC

ProFund VP Asia 30

ProFund VP Basic Materials

ProFund VP Bull

ProFund VP Consumer Services

ProFund VP Emerging Markets

ProFund VP Europe 30

ProFund VP Falling US Dollar

ProFund VP Financials

ProFund VP International

ProFund VP Japan

ProFund VP Mid-Cap

ProFund VP Money Market

ProFund VP NASDAQ-100

ProFund VP Oil & Gas

ProFund VP Pharmaceuticals

ProFund VP Precious Metals

ProFund VP Short Emerging Markets

ProFund VP Short International

ProFund VP Short NASDAQ-100

ProFund VP Short Small-Cap

ProFund VP Small-Cap

ProFund VP Small-Cap Value

ProFund VP Telecommunications

ProFund VP UltraSmall-Cap

ProFund VP U.S. Government Plus

ProFund VP Utilities

ACCESS ONE TRUST

Managed by ProFund Advisors LLC

Access VP High Yield FundSM

TABLE OF CONTENTS continued

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment.

Administrative and Service Office — Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 851-9777. All premium payments, loan repayments, correspondence and notices should be sent to this address.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuitize (Annuitization) — When you switch from the accumulation phase to the income phase and we begin to make annuity payments to you (or your designee).

Annuity Commencement Date — The date upon which annuity payments are to commence. This date may be any date after the policy date and may not be later than the last day of the policy month following the month after the annuitant attains age 95. The earliest annuity commencement date is at least three years after you purchase your policy. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Base Policy — The policy without riders or other optional benefits.

Cash Value — The adjusted policy value less any applicable surrender charge and rider fees (imposed upon surrender).

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account — One or more investment choices under the policy that are part of the Company’s general assets and are not in the separate account.

Free Amount — The amount that can be withdrawn each year without incurring any surrender charge or excess interest adjustment.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider.

Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the owner in the information that we require to issue a policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus

•	gross partial surrenders (partial surrenders minus excess interest adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus

•	interest credited in the fixed account; plus

•	accumulated gains in the separate account; minus

•	accumulated losses in the separate account; minus

•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Separate Account — Separate Account VA V, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio.

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Written Notice — Written notice, signed by the owner, that gives the Company the information it requires and is received in good order at the Administrative and Service Office. For some transactions, the Company may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for good order that the Company establishes for such notices.

You (Your) — the owner of the policy.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

1.	THE ANNUITY POLICY

The flexible premium deferred variable annuity policy offered by Western Reserve Life Assurance Co. of Ohio (the Company, we, us, or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: various subaccounts of the separate account and the fixed account of the Company. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy currently offers subaccounts that are listed under “Investment Choices” in this prospectus. Each subaccount invests exclusively in shares of one of the underlying fund portfolios. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that the Company guarantees.

The policy, like all deferred annuity policies, has two phases: the “accumulation phase” and the “income phase.” During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you annuitize and begin receiving regular annuity payments from your policy. The money you can accumulate during the accumulation phase will largely determine the payments you receive during the income phase.

2.	PURCHASE

The initial premium payment for nonqualified policies must be at least $5,000 or more, and at least $1,000 for qualified policies, under most circumstances. You must obtain prior Company approval to purchase a policy with an amount less than the stated minimum. You can generally add as little as $50 at any time during the accumulation phase.

3.	INVESTMENT CHOICES

You can allocate your premium payments to one of several underlying fund portfolios listed under Investment Choices in this prospectus and described in the underlying fund prospectuses. Depending upon their investment performance, you can make or lose money in any of the subaccounts.

You can also allocate your premium payments to the fixed account.

We currently allow you to transfer money between any of the investment choices during the accumulation phase. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year and to impose restrictions and limitations on transfers.

4.	PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose.

5.	EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 9% of premium payments surrendered within three years after the premium is paid. We will calculate surrender charges by taking the earnings, if any, out before premium payments. If you select the Life with Emergency Cash® annuity payment option, then you can surrender your policy after annuity payments have begun. A surrender charge of up to 4% of adjusted policy value will apply during the first four years after the annuity commencement date.

If you elect the C-Share Rider all surrender charges during the accumulation phase will be eliminated.

Full surrenders, partial surrenders, and transfers from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account prior to the end of the guaranteed period option.

We deduct daily mortality and expense risk fees and administrative charges from the assets in each subaccount during the accumulation phase, at an annual rate (as a percentage of the subaccount’s value) that depend on the death benefit option that you select, as follows:

•	1.45% if you do not choose an optional guaranteed minimum death benefit

•	1.50% if you choose the Return of Premium Death Benefit

•	1.70% if you choose the Annual Step-Up Death Benefit

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable. State premium taxes currently range from 0% to 3.50%, depending on the state.

If you elect the Initial Payment Guarantee feature when you annuitize, then there is a daily fee (during the income phase) currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts.

If you elect the C-Share Rider, then there is an annual rider fee during the accumulation phase of 0.15% of the daily net asset value in the separate account.

We deduct a daily fund facilitation fee from the assets in certain investment choices at an annual rate (as a percentage of the subaccount’s value) as follows:

•	0.20% if you choose the AllianceBernstein Balanced Wealth Strategy Portfolio - Class B

•	0.15% if you choose the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4

If you elect the Beneficiary Earnings Enhancement - Extra II (“BEE -Extra II”), then there is an annual rider fee during the accumulation phase of 0.55% of the policy value.

If you elect the Living Benefits Rider, then there is an annual rider fee during the accumulation phase of 0.90% of the “principal back” total withdrawal base on each anniversary (“rider anniversary”) of the date the rider was elected.

The value of the net assets of the subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

6.	ACCESS TO YOUR MONEY

You can generally take out $500 or more anytime during the accumulation phase (except under certain qualified policies).

You may generally take out up to the free amount free of surrender charges. Amounts surrendered in excess of this free amount may be subject to a surrender charge and an excess interest adjustment. You may have to pay income tax and a tax penalty on any money you take out.

If you have policy value in the fixed account, you may take out any cumulative interest credited free of excess interest adjustments.

Access to amounts held in qualified policies may be restricted or prohibited by law or regulation or the terms of the policy.

Surrenders are not generally permitted during the income phase unless you elect the Life with Emergency Cash® annuity payment option.

7.	ANNUITY PAYMENTS (THE INCOME PHASE)

The policy allows you to receive income under one of several annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, then the dollar amount of your annuity payments may go up or down.

However, the Initial Payment Guarantee is available for an extra fee and it guarantees a minimum amount for each annuity payment.

8.	DEATH BENEFIT

If the sole annuitant dies before the income phase begins, then the beneficiary will generally receive a death benefit. If the owner is not the annuitant, then no death benefit is paid if the owner dies; however required distribution rules require that the policy value be distributed upon the death of any owner.

Naming different persons as owner and annuitant can affect to whom and whether amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

When you purchase a policy you may generally choose an optional guaranteed minimum death benefit:

•	Annual Step-Up Death Benefit

•	Return of Premium Death Benefit

Charges are lower if you do not choose an optional guaranteed minimum death benefit.

After the policy is issued, a guaranteed minimum death benefit cannot be added, and the death benefit cannot be changed.

The death benefit is paid first to a surviving owner, if any; it is only paid to the beneficiary if there is no surviving owner.

9.	TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. For nonqualified and certain qualified policies, payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the income phase are, in many cases, considered as all taxable income. If you are younger than 59 1⁄2 when you take money out, you may incur a 10% federal penalty tax on the taxable earnings.

10.	ADDITIONAL FEATURES

This policy has additional features that might interest you. These features may not be available for all policies, may vary for certain policies, may not each be available in combination with other optional benefits under the policy, and may not be suitable for your particular situation.

These features include, but are not limited to, the following:

•	You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the “Systematic Payout Option” (“SPO”). Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•	You can elect an optional feature at the time of annuitization that guarantees your variable annuity payments will never be less than a percentage of the initial variable annuity payment. This feature is called the “Initial Payment Guarantee” (“IPG”). There is an extra charge for this feature.

•	You may elect an optional rider that might pay an additional amount on top of the policy death benefit, in certain circumstances. This feature is called the “Beneficiary Earnings Enhancement - Extra II” (“BEE -Extra II”). There is an extra charge for this rider.

•	Under certain medically related circumstances, you may surrender all or part of the policy value without any surrender charge or excess interest adjustment. This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”

•	Under certain unemployment circumstances, you may surrender all or a portion of the policy value free of any surrender charge or excess interest adjustment. This feature is called the “Unemployment Waiver.”

•	You may generally make transfers and/or change the allocation of additional premium payments by telephone. We may restrict or eliminate this feature.

•	You can arrange to automatically transfer money (at least $500 per transfer) monthly or quarterly from certain investment choices into one or more subaccounts. This feature is known as “Dollar Cost Averaging.”

•	We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”

•

You may elect to purchase an optional rider which provides you with a guaranteed minimum accumulation benefit and a guaranteed lifetime withdrawal benefit. This feature is called the “Living Benefits Rider.” If you elect this rider,

10

we will monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts back and forth between investment choices that we designate and the variable investment choices that you have selected. You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

•	You may elect an optional rider that eliminates all surrender charges during the accumulation phase. You can only elect this rider at the time you purchase your policy. This feature is called the “C-Share Rider”. There is an extra charge for this rider.

11.	OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account; if state law requires, we will refund your original premium payment(s). The policy will then be deemed void.

No Probate. Usually, the person receiving the death benefit under this policy will not have to go through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment, market timing, or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this policy, unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and additional features, make this policy appropriate for your needs.

State Variations. Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, issue age limitations, and the general availability of riders. Please note that this prospectus describes the material rights and obligations of a policy owner, and the maximum fees and charges for all policy features and benefits are set forth in the fee table of this prospectus. See your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy. See your agent or contact us for specific information that is applicable to your state.

Financial Statements. Financial Statements for the Company and the subaccounts are in the SAI. Condensed financial information for the subaccounts (those in operation by year end December 31, 2008, if any) are in Appendix – Condensed Financial Information to this prospectus.

11

12.	INQUIRIES

If you need more information or want to make a transaction, please contact us at:

Western Reserve Life Assurance Co. of Ohio

Administrative and Service Office

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

(800) 851-9777

All premium payments, loan repayments, correspondence and notices should be sent to this address.

You may check your policy at www.westernreserve.com. Follow the logon procedures. You will need your pre-assigned Personal Identification Number (“PIN”) to access information about your policy. We cannot guarantee that you will be able to access this site.

You should protect your PIN, because on-line (or telephone) options may be available and could be made by anyone who knows your PIN. We may not be able to verify that the person providing instructions using your PIN is you or someone authorized by you.

12

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. State premium taxes may also be deducted. Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	9%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $30 per policy

Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.30%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.45%
Optional Separate Account Expenses:
Annual Step-Up Death Benefit	0.25%
Return of Premium Death Benefit	0.05%
C-Share Rider	0.15%
Fund Facilitation Fee	0.20%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.05%
Optional Rider Fees:
Beneficiary Earnings Enhancement - Extra II (annual charge based on policy value)	0.55%
Living Benefits Rider (annual charge - a % of Total Withdrawal Base)	0.90%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2008 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

13

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	0.35%
Highest Gross	2.49%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2008, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the Living Benefits Rider, Highest Fund Facilitation Fee, Annual

Step-Up Death Benefit, and Beneficiary Earnings Enhancement - Extra II Rider. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples (Highest Gross):
If the policy is surrendered at the end of the applicable time period (without C-Share Rider):
1 Year	$1403
3 Years	$2410
5 Years	$2967
10 Years	$5938
If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (without C-Share Rider):
1 Year	$593
3 Years	$1780
5 Years	$2967
10 Years	$5938
If the policy is surrendered at the end of the applicable time period (with C-Share Rider):
1 Year	$608
3 Years	$1821
5 Years	$3032
10 Years	$6044
If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (with C-Share Rider):
1 Year	$608
3 Years	$1821
5 Years	$3032
10 Years	$6044

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

14

For information concerning compensation paid for the sale of the policies, see “Distributor of the Policies.”

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Annuity Policy Fee Table and Expense Examples: The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.

Policy Owner Transaction Expenses:

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium, regardless of how policy value is allocated among the investment choices. The surrender charge decreases based on the number of years since the premium payment was made.

If you select the Life with Emergency Cash® annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See section “5. Expenses”.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, such as overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the AllianceBernstein Balanced Wealth Strategy Portfolio (0.20%) and the Franklin Templeton VIP Founding Funds Allocation Fund (0.15%). See section “5. Expenses”.

C-Share Rider: The fee is a percentage of the daily net asset value in the separate account.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Annual Step-Up Death Benefit fee, the C Share Rider fee, plus the Fund Facilitation Fee, but does not include any annual optional rider fees.

15

Optional Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Beneficiary Earnings Enhancement - Extra II: This annual fee is a percentage of the policy value and is only deducted during the accumulation phase.

Living Benefits Rider: The annual fee is a percentage of the “principal back” Total Withdrawal Base. The “principal back” Total Withdrawal Base on the rider date is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date, the “principal back” Total Withdrawal Base is equal to: the “principal back” Total Withdrawal Base on the rider date; plus subsequent premium payments; less subsequent “principal back” adjusted partial withdrawals.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

Expense Examples:

Expense Examples: The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

Annuitization: You cannot annuitize before the fourth policy anniversary.

16

1.	THE ANNUITY POLICY

This prospectus describes the Flexible Premium Variable Annuity - F policy offered by the Company. This prospectus generally describes policies issued on or after the date of this prospectus. Policies issued before that date may have different features (such as different death benefits or annuity payment options) and different charges.

An annuity is a contract between you, the owner, and an insurance company (in this case the Company), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a flexible premium deferred variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional investments of $50 or more until the annuity commencement date. You are not required to make any additional investments.

The policy is a “variable” annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the Initial Payment Guarantee feature, then you will receive stabilized annuity payments that will never be less than a percentage of your initial annuity payment. There is an extra charge for this feature.

The policy also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

2.	PURCHASE

Policy Issue Requirements

The Company will not issue a policy unless:

•	the Company receives in good order (at our Administrative and Service Office) all information needed to issue the policy;

•	the Company receives in good order (at our Administrative and Service Office) a minimum initial premium payment; and

•	the annuitant, owner, and any joint owner are age 90 or younger (the limit may be lower for qualified policies).

We reserve the right to reject any application or premium payment.

Premium Payments

You should make checks for premium payments payable only to Western Reserve Life Assurance Co. of Ohio and send them to the administrative and service office. Your check must be honored in order for us to pay any associated payments and benefits due under the policy.

17

We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Western Reserve Life Assurance Co. of Ohio, however, in some circumstances, at our discretion we may accept third party checks that are from a rollover or transfer from other financial institutions. Any third party checks not accepted by our company will be returned.

We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

Initial Premium Requirements

The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain prior company approval to purchase a policy with an amount less than the stated minimum. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information at our administrative and service office. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is generally the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

There may be delays in our receipt of applications that are outside of our control (for example, because of the failure of the selling broker/dealer or sales agent to forward the application to us promptly, or because of delays in determining whether the policy is suitable for you). Any such delays will affect when your policy can be issued and your premium allocated among your investment choices.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can generally make additional premium payments as often as you like during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information at our administrative and service office. Additional premium payments must be received before the close of a regular business session of the New York Stock Exchange (usually 4:00 p.m. Eastern time) to get same-day pricing of the additional premium payment.

Maximum Total Premium Payments

We reserve the right to reject cumulative premium payments over $1,000,000 (this includes subsequent premium payments) for policies with the same owner or same annuitant for issue ages 0-80. For issue ages over 80, we reserve the right to reject cumulative premium payments over $500,000 (this includes subsequent premium payments) for policies with the same owner or same annuitant.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

18

If you allocate premium payments to the Dollar Cost Averaging program, you must give us instructions regarding the subaccount(s) to which transfers are to be made.

You may change allocations for future additional premium payments by sending written instructions to our administrative and service office, or by telephone, subject to the limitations described under “Telephone Transactions”. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

You could lose the amount you allocate to the variable subaccounts.

The Company reserves the right to restrict or refuse any premium payment.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of regular trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. Eastern time. Holidays are generally not business days.

3.	INVESTMENT CHOICES

The Separate Account

The following variable subaccounts are available under the policy for new investors, but may not be available for all policies. The subaccounts invest in shares of the various underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed below. The following variable investment choices are currently offered through this policy. Please be certain to review the notes following the list of variable investment choices.

TRANSAMERICA SERIES TRUST

Portfolio Construction Manager: Morningstar Associates, LLC

Transamerica Asset Allocation - Conservative VP – Service Class

Transamerica Asset Allocation - Growth VP – Service Class

Transamerica Asset Allocation - Moderate VP – Service Class

Transamerica Asset Allocation - Moderate Growth VP – Service Class

Transamerica International Moderate Growth VP – Service Class

Subadvised by BlackRock Investment Management, LLC

Transamerica BlackRock Large Cap Value VP – Service Class

Subadvised by Capital Guardian Trust Company

Transamerica Capital Guardian Value VP – Service Class

Subadvised by ING Clarion Real Estate Securities, L.P.

Transamerica Clarion Global Real Estate Securities VP – Service Class

Subadvised by Federated Equity Management Company of Pennsylvania

Transamerica Federated Market Opportunity VP – Service Class

Subadvised by JPMorgan Investment Advisors, Inc.

Transamerica JPMorgan Core Bond VP - Service Class

Subadvised by J.P. Morgan Investment Management Inc.

Transamerica JPMorgan Enhanced Index VP – Service Class

Subadvised by ClearBridge Advisors, LLC

Transamerica Legg Mason Partners All Cap VP – Service Class

Subadvised by MFS® Investment Management

Transamerica MFS High Yield VP – Service Class

19

Transamerica MFS International Equity VP – Service Class

Subadvised by Columbia Management Advisors, LLC

Transamerica Marsico Growth VP – Service Class

Subadvised by Munder Capital Management

Transamerica Munder Net50 VP – Service Class

Subadvised by Pacific Investment Management Company LLC

Transamerica PIMCO Total Return VP – Service Class

Subadvised by T. Rowe Price Associates, Inc.

Transamerica T. Rowe Price Equity Income VP – Service Class

Transamerica T. Rowe Price Small Cap VP – Service Class

Subadvised by Templeton Investment Counsel, LLC and Transamerica Investment Management, LLC

Transamerica Templeton Global VP – Service Class

Subadvised by Third Avenue Management LLC

Transamerica Third Avenue Value VP – Service Class

Subadvised by AEGON USA Investment Management, LLC.

Transamerica Efficient Markets VP - Service Class

Subadvised by Transamerica Investment Management, LLC

Transamerica Balanced VP – Service Class

Transamerica Convertible Securities VP – Service Class

Transamerica Equity VP – Service Class

Transamerica Growth Opportunities VP – Service Class

Transamerica Money Market VP – Service Class

Transamerica Science & Technology VP – Service Class

Transamerica Small/Mid Cap Value VP – Service Class

Transamerica U.S. Government Securities VP – Service Class

Transamerica Value Balanced VP – Service Class

Managed by AEGON USA Investment Management, LLC.

Transamerica Index 50 VP – Service Class Transamerica Index 75 VP – Service Class

Subadvised by Van Kampen Asset Management

Transamerica Van Kampen Mid-Cap Growth VP – Service Class

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

Managed by AllianceBernstein L.P.

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Managed by Fidelity Management & Research Company and Geode Capital Management, LLC as subadviser

Fidelity - VIP Index 500 Portfolio – Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Fund Administrator: Franklin Templeton Services, LLC

Franklin Templeton VIP Founding Funds Allocation Fund - Class 4

PROFUNDS

Managed by ProFund Advisors LLC

ProFund VP Asia 30

ProFund VP Basic Materials

ProFund VP Bull

ProFund VP Consumer Services

ProFund VP Emerging Markets

ProFund VP Europe 30

ProFund VP Falling US Dollar

ProFund VP Financials

ProFund VP International

ProFund VP Japan

ProFund VP Mid-Cap

ProFund VP Money Market

ProFund VP NASDAQ-100

ProFund VP Oil & Gas

ProFund VP Pharmaceuticals

ProFund VP Precious Metals

ProFund VP Short Emerging Markets

ProFund VP Short International

ProFund VP Short NASDAQ-100

ProFund VP Short Small-Cap

20

ProFund VP Small-Cap

ProFund VP Small-Cap Value

ProFund VP Telecommunications

ProFund VP UltraSmall-Cap

ProFund VP U.S. Government Plus

ProFund VP Utilities

ACCESS ONE TRUST

Managed by ProFund Advisors LLC

Access VP High Yield FundSM

NOTES TO VARIABLE INVESTMENT CHOICES

Some subaccounts may be available for certain policies and may not be available for all policies. You should work with your registered representative to decide which subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons, and risk tolerance.

There can be no assurance that the Transamerica Money Market VP - Service Class portfolio or the ProFund Money Market VP portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of Policy charges, the yield on the Transamerica Money Market VP - Service Class subaccount or the ProFund Money Market VP subaccount may become extremely low and possibly negative.

Please note: The ProFunds and the Access One Trust portfolios permit frequent transfers and investors in those portfolios may bear the additional costs and investment risks of frequent transfers.

The general public may not purchase shares of any of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment advisor or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

Selection of Underlying Portfolios

The underlying fund portfolios offered through this product are selected by the Company, and the Company may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see “Revenue We Receive.” We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) underlying fund portfolios at least in part because they are managed by one of our affiliates, Transamerica Asset Management, Inc. (“TAM”).

We have developed this variable annuity product in cooperation with one or more distributors, and have included certain underlying fund portfolios based on their recommendations; their selection criteria may differ from our selection criteria.

You are responsible for choosing the subaccounts which invest in the underlying fund portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your

21

investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the underlying fund portfolios that are available to you, including each underlying fund portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the Fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund or underlying fund portfolio. After you select underlying fund portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your policy resulting from the performance of the underlying fund portfolios you have chosen.

We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. We reserve the right, subject to compliance with applicable law, to make certain changes to the separate account and its investments. We reserve the right to add new portfolios [or portfolio classes], close existing portfolios [or portfolio classes], or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. We will not add, delete or substitute any underlying fund portfolio shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. See the SAI for more information concerning the possible addition, deletion, or substitution of investments.

We reserve the right to limit the number of subaccounts you are invested in at any one time.

Addition, Deletion, or Substitution of Investments

The Company cannot and does not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. The Company retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. The Company reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying fund portfolios, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in the Company’s judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, as amended, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission (“SEC”). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from affecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by the Company. Each additional subaccount will purchase shares in a mutual fund portfolio, or other investment vehicle. The Company may also eliminate one or more

22

subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, the Company will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

Similarly, the Company may, at its discretion, close a subaccount to new investment (either transfers or premium payments). Any amounts that would otherwise be invested in a closed subaccount (for premium allocations, portfolio rebalancing, dollar cost averaging, automatic checking account or payroll deductions for period premiums, etc.) will, if you do not provide instructions for a new allocation be invested in the subaccount that invests in a portfolio of money market instruments. If a portfolio of money market instruments is unavailable, the Company will reinvest the amounts in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, the Company also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the Company’s general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders and transfers from a guaranteed period option of the fixed account are generally subject to an excess interest adjustment (except at the end of the guaranteed period). This adjustment will also be made to amounts that you apply to an annuity payment option. This

23

adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company’s other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

We reserve the right to refuse any premium payment or transfer to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any investment choice within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

•	Transfers at the end of a guaranteed period. No excess interest adjustment will apply.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

•	Other than at the end of a guaranteed period, transfers of amounts from the guaranteed period option in excess of amounts equal to interest credited, are subject to an excess interest adjustment. If it is a negative adjustment, the maximum amount you can transfer in any one policy year is 25% of the amount in that guaranteed period option, less any previous transfers during the current policy year. If it is a positive adjustment, we do not limit the amount that you can transfer.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfer requests must be received at our administrative and service office while the New York Stock Exchange is open to get same-day pricing of the transaction.

The number of transfers permitted may be limited and a $10 charge or each transfer in excess of 12 in any policy year will apply. We reserve the right to prohibit transfers to the fixed account.

During the income phase, you may transfer values out of any subaccount; however, you cannot transfer values out of the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the subaccount from which the transfer is being made.

Transfers made by telephone are subject to the limitations described below under “Telephone Transactions.”

Market Timing and Disruptive Trading

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

24

Statement of Policy. This variable insurance product was not designed for the use of market timers or frequent or disruptive traders. (Frequent transfers are considered to be disruptive.) Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)

dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us (except in the ProFunds or Access subaccounts as discussed above) if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading.

Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

25

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some contract owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

Please note: If you engage a third party investment advisor for asset allocation services, then you may be subject to these transfer restrictions because of actions of your investment advisor in providing these services.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there

26

is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policy owners should be aware that we may not have the contractual ability or the operational capacity to monitor policy owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policy owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing or other disruptive trading in certain subaccounts.

Policy owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners identified by an underlying fund portfolio as violating the frequent trading policies established for that portfolio.

Omnibus Orders. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully

27

discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

ProFunds and Access Subaccounts. The restrictions above do not apply to ProFunds nor Access subaccounts.

Because the above restrictions do not apply to the ProFunds nor Access subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management, and increased expenses).

Third Party Investment Services

Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ.

Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve, therefore, takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties.

Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

Note carefully:

•	Western Reserve does not offer, and does not engage any third parties to offer, investment allocation services of any type for use with the Policy.

•	Western Reserve is not party to any agreement that you may have with any third parties that offer investment allocation services for use with your Policy. Western Reserve is not responsible for any recommendations such investment advisers make, any investment strategies they choose to follow, or any specific transfers they make on your behalf.

•	Any fee that is charged by third parties offering investment allocation services for use with your Policy is in addition to the fees and expenses that apply under your Policy.

•	If you make withdrawals of policy value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59 1⁄2.

4.	PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of non-standard performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit

28

by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. Any such deduction would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also include or exclude surrender charges. These figures may also reflect the premium enhancement, if any.

Third, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

Not all types of performance data presented reflect all of the fees and charges that may be deducted (such as fees for optional benefits); performance figures would be lower if these charges were included.

5.	EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can surrender part or all of the cash value (restrictions may apply to qualified policies). We may apply a surrender charge to compensate us for expenses relating to sales, including commissions to registered representatives and other promotional expenses.

You can surrender up to the greater of (i) 10% of your premium payments (ii) or any gains in the policy once each year free of surrender charges. This amount is referred to as the free amount and is determined at the time of surrender. (The free amount is not cumulative, so not surrendering anything in one year does not increase the surrender charge free amount in subsequent years.) If the surrender is in excess of this free amount, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount.

The following schedule shows the surrender charges that apply during the three years following payment of each premium payment:

Number of Years Since Premium Payment Date	Surrender Charge (as a percentage of premium surrendered)
0 - 1	9%
1 - 2	8%
2 - 3	7%
more than 3	0%

For example, assume your premium is $100,000 and your policy value is $106,000 at the beginning of the second policy year and you surrender $30,000. Since that amount is more than your free amount ($10,000), you would pay a surrender charge of $1,600 on the remaining $20,000 [8% of ($30,000 - $10,000)].

Likewise, assume your policy value is $80,000 (premium payments $100,000) at the beginning of the second policy year and you surrender your policy. You would pay a surrender charge of $7,200 [8% of ($100,000 - ($100,000 x 10%))].

You can generally choose to receive the full amount of a requested partial surrender by directing us to deduct any applicable surrender charge (and any applicable excess interest adjustment) from your remaining policy value. You receive your cash value upon full surrender.

29

For surrender charge purposes, earnings are considered to be surrendered first, then the oldest premium is considered to be surrendered next.

Surrender charges are waived if you surrender money under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver.

Keep in mind that surrenders may be taxable and, if made before age 59 1⁄2, may be subject to a 10% federal penalty tax. For tax purposes, surrenders from nonqualified policies are considered to come from taxable earnings first.

If the C-Share Rider is elected all surrender charges will be eliminated during the accumulation phase.

Life with Emergency Cash® Surrender Charge

If you select the Life with Emergency Cash® annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the annuity commencement date. The following schedule shows the current surrender charge:

Number of Years Since Annuity Commencement Date	Surrender Charge (as a percentage of adjusted policy value)
0 – 1	4%
1 – 2	3%
2 – 3	2%
3 – 4	1%
more than 4	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency Cash® annuity payment option.

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the annuity commencement date and not from the premium payment date;

•	this surrender charge is a percentage of the adjusted policy value applied to the Life with Emergency Cash® annuity payment option, and not a percentage of premium; and

•	under this payment option, there is no surrender charge free amount.

If the C-Share Rider is elected all surrender charges will be eliminated during the accumulation phase.

Excess Interest Adjustment

Surrenders and transfers from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option. Please see “Appendix - Excess Interest Adjustment Examples” for an example showing the effect of a hypothetical excess interest adjustment calculation.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. We may also pay distribution expenses out of this charge.

During the accumulation phase:

•	For the Account Value Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.30%.

•	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.35%.

30

•	For the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.55%.

During the income phase, the mortality and expense risk fee is at an annual rate of 1.10%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

•	you begin receiving annuity payments;

•	you surrender the policy; or

•	a death benefit is paid.

State premium taxes currently range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Special Service Fees

We will deduct a charge for special services, such as overnight delivery, up to $25 per service provided.

Transfer Fee

You are generally allowed to make 12 free transfers per policy year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your free transfers. All transfer requests made at the same time are treated as a single transfer.

Administrative Charges

We deduct a daily administrative charge to cover the costs of administering the policy (including certain distribution-related expenses). This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

In addition, during the accumulation phase, an annual service charge of $30 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Initial Payment Guarantee

If you elect the Initial Payment Guarantee feature at the time of annuitization, there is a fee (during the income phase) currently at an annual rate of 1.25% of the daily net asset value. This fee may be higher or lower at the time you annuitize and elect the feature.

Fund Facilitation Fee

We charge a fund facilitation fee in order to make certain funds available as investment choices under the policies. This fee is assessed daily based on the net asset value of subaccounts that we specify. The fund facilitation fee, expressed as an annual rate is:

31

•	0.20% if you choose the AllianceBernstein Balanced Wealth Strategy Portfolio - Class B

•	0.15% if you choose the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4

C-Share Rider

If you elect the optional C-Share Rider, then there is a rider fee at an annual rate of 0.15% of the daily net asset value in the separate account. Please note: we may credit interest in the fixed account at a lower rate if you select this rider.

Beneficiary Earnings Enhancement - Extra II

If you elect the Beneficiary Earnings Enhancement - Extra II, there is an annual rider fee during the accumulation phase of 0.55% of the policy value.

The rider fee will be deducted on each rider anniversary and upon termination of the rider during the accumulation phase. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.

Living Benefits Rider

If you elect the Living Benefits Rider, there is an annual rider fee of 0.90% of the “principal back” total withdrawal base on each rider anniversary before annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice. Generally, the rider fee is deducted regardless of your values (i.e., even if your policy value exceeds your total withdrawal base).

We will continue to calculate the rider fee using the “principal back” total withdrawal base even after the “principal back” minimum remaining withdrawal amount reaches zero. The “principal back” total withdrawal base is always greater than or equal to the “for life” total withdrawal base.

Portfolio Fees and Expenses

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The lowest and highest fund expenses for the previous calendar year are found in the Annuity Policy Fee Table section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the underlying fund portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

•	Rule 12b-1 Fees. Our affiliate TCI is the principal underwriter for the policies and receives some or all of the 12b-1 fees from the funds. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.25% of the average daily assets of the certain underlying fund portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

•

Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, sub-adviser, administrator and/or distributor (or affiliates thereof) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment advisor or sub-adviser realized on the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the

32

underlying funds for more information). The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to the Company and TCI

Fund	Maximum Fee % of assets
TRANSAMERICA SERIES TRUST	0.25%
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.	0.45%
ACCESS ONE TRUST	0.25%
PROFUNDS	0.25%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND	0.50%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST	0.35%

NOTES TO INCOMING PAYMENTS TABLE:

Maximum Fee % of assets: Payments are based on a percentage of the average assets of each underlying fund portfolio owned by the subaccounts available under this policy and under certain other variable insurance products offered by our affiliates and us. We and TCI may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we and TCI provide.

Transamerica Series Trust (“TST”): Because TST is managed by Transamerica Asset Management, Inc. (“TAM”), an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or arrangements may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who invest in the TST underlying fund portfolios. These payments or arrangements may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is sub-advised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are sub-advised by non-affiliated entities. During 2008 we and TCI received $18,513,307.29 from TAM pursuant to these arrangements. This includes the 0.25% amount in the above chart. We anticipate receiving comparable amounts in the future.

Variable Insurance Products Fund: We receive this percentage once $100 million in fund shares are held by the subaccounts of the Company and its affiliates.

•	Other Payments. We and our affiliates, including TCI, InterSecurities, Inc. (“ISI”), and World Group Securities (“WGS”), also directly or indirectly receives additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the underlying fund portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees. Certain advisers and sub-advisers of the underlying fund portfolios (or their affiliates):

•	may directly or indirectly pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences as well as internal and external meetings and events that are attended by TCI’s wholesalers and/or other TCI employees.

•	may pay ISI varying amounts to obtain access to ISI’s wholesaling and selling representatives;

•	may provide our affiliates and/or selling firms with wholesaling services to assist us in the distribution of the policies

33

•	may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the underlying fund portfolios and to assist with their promotional efforts. The amounts may be significant and these arrangements provide the adviser or subadviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the policies.

For the calendar year ended December 31, 2008, TCI received revenue sharing payments ranging from $4,000 to $35,295 (for a total of $418,058) from the following Fund managers and/or sub-advisers to participate in TCI’s events: AIM Advisors, Inc., Alliance Capital Management L.P., American Century Investment Management, Inc., BlackRock Investment Management, LLC., Columbia Management Advisors, Inc., Dreyfus, Evergreen Investments, Federated Investment Management Company, Fidelity Management and Research Company, Franklin Templeton Services, LLC, ING Clarion Real Estate Securities, Janus Capital Management, LLC, Jennison Associates LLC, JPMorgan Investment Management, Inc., Lehman Brothers, MFS Investment Management, Oppenheimer Funds, Inc., Pacific Investment Management Company LLC, Putnam , Schroders, T. Rowe Price Associates, Inc., Transamerica Investment Management, LLC, Morgan Stanley Investment Management, Inc., Van Kampen Asset Management, Vanguard, ClearBridge Advisors, LLC. Please note some of the aforementioned managers and/or subadvisors may not be associated with underlying fund portfolios currently available in this product.

Proceeds from certain of these payments by the underlying fund portfolios, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the underlying fund portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the policies, see “Distributor of the Policies” in this prospectus.

6.	ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in the following ways:

•	by making a surrender (either a full or partial surrender); or

•	by taking systematic payouts (See “Section 10, Systematic Payout Option” for more details).

Surrenders

If you take a full surrender, you will receive your cash value.

If you want to take a partial surrender, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the surrender from each of the investment choices in proportion to the policy value.

You may elect to take up to the free amount once each policy year without incurring a surrender charge. Remember that any surrender you take will reduce the policy value, and the amount of the death benefit. See “Section 8, Death Benefit”, for more details. A surrender may also reduce other benefits.

34

Surrenders from qualified policies may be restricted or prohibited.

Surrenders may be subject to a surrender charge. Surrenders from the fixed account may be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial, unless you elect a Life with Emergency Cash® payment option.

If your policy was issued pursuant to a 403(b) plan, starting January 1, 2009 we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven days from the date we receive in good order all required information at our administrative and service office. We may defer such payment from the separate account if:

•	the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;

•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

•	the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Any payment or transfer request which is not in good order will cause a delay.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium payment check has cleared your bank.

Excess Interest Adjustment

Money that you transfer out of or surrender from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a transfer or surrender (either full or partial), if interest rates set by the Company have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrender or transfer. However, if interest rates have fallen since

35

the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender or transfer. Please see “Appendix - Excess Interest Adjustment Examples” to see how the excess interest adjustment is calculated and illustrative examples using hypothetical values.

Any amount surrendered in excess of the cumulative interest credited is generally subject to an excess interest adjustment. An excess interest adjustment may also be made on amounts applied to an annuity payment option.

There will be no excess interest adjustment on any of the following:

•	surrenders of cumulative interest credited;

•	Nursing Care and Terminal Condition Withdrawal Option surrenders;

•	Unemployment Waiver surrenders;

•	surrenders to satisfy any minimum distribution requirements; and

•	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may vary for certain policies and may not be applicable for all policies.

Signature Guarantee

As a protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	All requests for disbursements (i.e. partial withdrawals and surrenders) $50,000 and over;

•	Any non-electronic disbursement requests made on or within 15 days of a change to the address of record for a contract owner’s account; and

•	Any disbursement request when Western Reserve Life Assurance Co. of Ohio has been directed to send proceeds to a different address from the address of record for that contract owner’s account.

Please note: This requirement will not apply to disbursement request made in connection with exchanges of one annuity policy for another with the same owner in a “tax-free exchange” under Section 1035 of the Internal Revenue Code or a Qualified Direct Rollover to another insurance company.

An investor can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks;

•	Savings banks and savings and loan associations;

•	Securities brokers and dealers; and

•	Credit unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

7.	ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us notice with the information we need. New annuity commencement dates less than 30 days after we receive notice of the change require prior approval. The latest maximum annuity commencement date generally cannot be

36

after the policy month following the month in which the annuitant attains age 95. The earliest annuity commencement date is at least three years after you purchase your policy.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse continues the policy).

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance (net of fees and expenses) is lower than the assumed investment return, the amount of the variable annuity payments would decrease. Please note that these changes only occur annually under the Initial Payment Guarantee.

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

The annuity payment options are explained below. Some options are fixed only and some can be fixed or variable.

Income for a Specified Period (fixed only). We will make level payments only for a fixed period. No funds will remain at the end of the period.

If your policy is a qualified policy, this payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

Income of a Specified Amount (fixed only). Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

If your policy is a qualified policy, this payment option may not satisfy minimum required distribution rules. Consult a tax advisor before electing this option.

37

Life Income. You may choose between:

•	No Period Certain (fixed or variable)-Payments will be made only during the annuitant’s lifetime.

•	10 Years Certain (fixed or variable)-Payments will be made for the longer of the annuitant’s lifetime or ten years.

•	Guaranteed Return of Policy Proceeds (fixed only)-Payments will be made for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the annuitized amount.

•	Life with Emergency Cash® (fixed or variable)-Payments will be made during the annuitant’s lifetime. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this annuity payment option. The Life with Emergency Cash® benefit will continue through age 100 of the annuitant.

The Life with Emergency Cash benefit is also a death benefit that is paid upon the death of the annuitant and is generally equal to the surrender value without any surrender charges. For qualified policies the death benefit ceases on the date the annuitant reaches the IRS age limitation.

Joint and Survivor Annuity. You may choose between:

•	No Period Certain (fixed or variable)-Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

•	Life with Emergency Cash® (fixed or variable)-Payments will be made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living. With the Life with Emergency Cash® feature, you are able to surrender all or a portion of the Life with Emergency Cash® benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency Cash® benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this annuity payment option. The Life with Emergency Cash benefit will continue through age 100 of the surviving joint annuitant.

The Life with Emergency Cash® benefit is also a death benefit that is paid upon the death of the surviving joint annuitant and is generally equal to the surrender value without any surrender charges. For qualified policies the death benefit ceases on the date the surviving joint annuitant reaches the IRS joint age limitation.

Other annuity payment options may be arranged by agreement with the Company. Some annuity payment options may not be available for all policies.

38

NOTE CAREFULLY

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Annuity with No Period Certain; and

•	the annuitant dies (or both joint annuitants die) before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	we may make only one (two, three, etc.) annuity payments.

IF:

•	you choose Income for a Specified Period, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and

•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to a new payee, or their present value may be paid in a single sum.

However, IF:

•	you choose Life with Emergency Cash® ; and

•	the annuitant dies (if both joint annuitants die) before age 101;

THEN:

•	a Life with Emergency Cash® death benefit will be paid.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving payments is responsible for keeping the Company informed of his/her current address.

You must annuitize your policy no later than the maximum annuity commencement date specified in your policy (earlier for certain distribution channels).

If you do not elect an annuity payment option, the default option will be Life with 10 Years Certain option. Please note, all optional benefits (including guaranteed minimum death benefits and living benefits) terminate upon annuitization.

8.	DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase. If there is a surviving owner(s) when the annuitant dies, the surviving owner(s) will receive the death benefit instead of the listed beneficiary. The person receiving the death benefit may choose an annuity payment option, or may choose to receive a lump sum.

We will determine the amount of and pay the death benefit proceeds, if any are payable on a policy, upon receipt at our administrative and service office of satisfactory proof of the annuitant’s death, written directions from each eligible recipient of death benefit proceeds regarding how to pay the death benefit, and any other documents, forms and information that we need (collectively referred to as “due proof of death”).

Please Note: Such due proof of death must be submitted in good order to avoid a delay in processing the death benefit claim.

When We Pay A Death Benefit

We will pay a death benefit IF:

•	you are both the annuitant and sole owner of the policy; and

•	you die before the annuity commencement date.

We will pay a death benefit to you (owner) IF:

•	you are not the annuitant; and

•	the annuitant dies before the annuity commencement date.

39

If the only person receiving the death benefit is the surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All surrender charges will be waived.

When We Do Not Pay A Death Benefit

We will not pay a death benefit IF:

•	you are not the annuitant; and

•	you die prior to the annuity commencement date.

Please note the new owner (unless it is the deceased owner’s spouse) must generally surrender the policy within five years of your death.

Distribution requirements apply to the policy value upon the death of any owner. These distribution requirements are detailed in the SAI.

Deaths After the Annuity Commencement Date

The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

•	you are not the annuitant; and

•	you die on or after the annuity commencement date; and

•	the entire interest in the policy has not been paid;

THEN:

•	the remaining portion of such interest in the policy will continue to be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

IF:

•	annuity payments are being made under the Life with Emergency Cash ; and

•	the annuitant dies before age 101 (or earlier, if a qualified policy);

THEN:

•	a Life with Emergency Cash death benefit will be paid.

Succession of Ownership

If an owner dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;

•	primary beneficiary;

•	contingent beneficiary; or

•	owner’s estate.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option, if any, you choose when you buy the policy. The “base policy” death benefit will generally be the greater of:

•	the account value which is the greater of the policy value or cash value on the date we receive the required information in good order at our Administrative and Service Office

•	the guaranteed minimum death benefit (discussed below), plus premium payments (after the date of death), less adjusted partial surrenders, from the date of death to the date the death benefit is paid.

Please note, the death benefit terminates upon annuitization and there is a maximum annuity commencement date.

Guaranteed Minimum Death Benefit

NOTE: The following generally applies, depending on the state of issue.

40

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary before your 86th birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This “step-up” death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 86th birthday; plus

•	any premium payments since the date of any policy anniversary with the largest policy value; minus

•	any adjusted partial surrenders since the date of the policy anniversary with the largest policy value.

The Annual Step-Up Death Benefit is not available if the annuitant is 81 or older on the policy date. There is an extra charge for this death benefit of 0.25% annually.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less

•	any adjusted partial surrenders as of the date of death.

This benefit is not available if the annuitant is 91 or older on the policy date. There is an extra charge for this death benefit of 0.05% annually.

•	Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy.

The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit. The application and operation of the Guaranteed Minimum Death Benefit are governed by the terms and conditions of the policy form and riders.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments. We have included a detailed explanation of this adjustment in the “Appendix - Death Benefit.” This is referred to as “adjusted partial surrender” in your policy. If you have a qualified policy, minimum required distributions rules may require you to request a partial surrender.

9.	TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

41

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until taken out. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy-qualified or nonqualified.

You will generally not be taxed on increases in the value of your policy until a distribution occurs (either as a surrender or as annuity payments).

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a 403(b) plan, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following:

•	Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the policy. A Roth IRA also allows individuals to make contributions to the policy, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

•	Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the policy on a pre-tax basis. Pursuant to new tax regulations, starting January 1, 2009 the policy is not available for purchase under a 403(b) plan and we do not accept additional premiums or transfers to existing 403(b) policies. We generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from an existing 403(b) policy comply with applicable tax requirements before we process your request.

•	Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the policy on a pre-tax basis.

•	Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the policy.

There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate.

Optional death benefit features in some cases may exceed the greater of the premium payments or the policy value. Such a death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or 403(b) plan. Because an optional death benefit may exceed this limitation, anyone using the policy in connection with such plans should consult their tax adviser before purchasing an optional death benefit. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability

42

whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Surrenders-Qualified Policies Generally

There are special rules that govern qualified policies. Generally, these rules restrict:

•	the amount that can be contributed to the policy during any year;

•	the time when amounts can be paid from the policy; and

•	the amount of any death benefit that may be allowed.

In the case of a withdrawal under a qualified policy, a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the contract” to your total account balance or accrued benefit under the retirement plan. Your “investment in the contract” generally equals the amount of any non-deductible purchase payments made by you or on your behalf. In some cases, your “investment in the contract” can be zero.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain date. Pursuant to special legislation, required minimum distributions for the 2009 tax year generally are not required, and 2009 distributions that otherwise would be required minimum distributions may be eligible for rollover. The terms of the plan may limit the rights otherwise available to you under the policy. We have provided more information in the SAI.

We may make available under the policy certain guaranteed lifetime withdrawal and other optional benefits. The tax rules for qualified policies may limit the value of these optional benefits. For example, if you elect a guaranteed lifetime withdrawal benefit and your minimum required distribution amount exceeds your guaranteed withdrawal amount, you will have to withdraw more than the guaranteed withdrawal amount to avoid imposition of a 50% excise tax. It is not clear whether guaranteed lifetime withdrawal benefit payments made during the settlement phase will be taxed as withdrawals or as annuity payments. In view of this uncertainty, we will apply the non-annuity rules for determining minimum required distributions, meaning that a percentage of the value of all benefits under the contract will need to be withdrawn each year. The value may have to include the value of enhanced death benefits and other optional contract provisions such as the guaranteed lifetime withdrawal benefit rider itself.

If you are attempting to satisfy minimum required distribution rules through partial surrenders, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed.

The Internal Revenue Code generally requires that interests in a qualified policy be nonforfeitable. If your policy contains a bonus rider with a recapture, forfeiture, or “vesting” feature, it may not be consistent with those requirements. Consult a tax advisor before purchasing a bonus rider as part of a qualified policy.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

43

Surrenders-403(b) Policies

The rules described above for qualified policies generally apply to 403(b) policies. However, specific rules apply to surrenders from certain 403(b) policies. Partial withdrawals and surrenders can generally only be made when an owner:

•	reaches age 59 1⁄2;

•	leaves his/her job;

•	dies;

•	becomes disabled (as that term is defined in the Internal Revenue Code); or

•	declares hardship. However, in the case of hardship, the owner can only surrender the premium payments and not any earnings.

Please Note: In some instances the signature of the employer may be required. For contracts issued after 2008, amounts attributable to nonelective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan.

Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders you request from a 403(b) policy comply with applicable tax requirements before we process your request.

Defaulted loans from Code Section 403(b) arrangements, and pledges and assignments of qualified policies generally are taxed in the same manner as surrenders from such policies. Please refer to the SAI for further information applicable to distributions from 403(b) policies. Please note that a defaulted loan may stop the growth on a guaranteed lifetime withdrawal benefit.

Surrenders-Nonqualified Policies

The information above describing the taxation of qualified policies does not apply to nonqualified policies. If you take a partial withdrawal or surrender (including systematic payouts and payouts under an optional feature, if any) from a nonqualified policy before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from earnings and then from your premium payments. If your policy contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before the surrender may have to be increased by any positive excess interest adjustments that result from the surrender. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax advisor.

When you make a surrender you are taxed on the amount of the surrender that is earnings. If you make a surrender, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract,” which is generally your premiums paid (adjusted for any prior surrenders or portions thereof that were not taxable). In general, loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders.

Different rules apply for annuity payments. See “Annuity Payments” below.

The Internal Revenue Code also provides that surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty tax. They include, among others, any amounts:

•	paid on or after the taxpayer reaches age 59 1⁄2;

•	paid after an owner dies;

•	paid if the taxpayer becomes disabled (as that term is defined in the Internal Revenue Code);

•	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•	paid under an immediate annuity; or

•	which come from premium payments made prior to August 14, 1982.

44

If your nonqualified policy contains a guaranteed lifetime withdrawal benefit rider, certain rules may apply. It is not clear whether guaranteed lifetime withdrawal benefit payments made during the settlement or income (payout) phase may be taxed as either withdrawals or annuities. In view of this uncertainty, we intend to adopt a conservative approach and treat guaranteed lifetime withdrawal payments during the settlement phase under nonqualified policies as withdrawals. Consult a tax advisor before purchasing a guaranteed lifetime withdrawal benefit rider or option.

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of the annuitant. Generally, such amounts should be includable in the income of the recipient:

•	if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; or

•	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•	Fixed payments-by dividing the “investment in the contract” on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

•	Variable payments-by dividing the “investment in the contract” on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction in your tax return.

You should consult a tax advisor before electing the Initial Payment Guarantee or a feature with stabilized payments.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The policy must also meet certain distribution requirements at the death of an

45

owner in order to be treated as an annuity. These diversification and distribution requirements are discussed in the SAI. We may modify the policy to attempt to maintain favorable tax treatment.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Policy, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, the Internal Revenue Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity policy purchase.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the policy.

46

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity policy owners currently receive.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax advisor prior to selecting any optional benefit under the policy.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain underlying funds to foreign jurisdictions to the extent permitted under federal tax law.

Guaranteed Lifetime Withdrawal Benefits

We may make available, as options under the policy, certain guaranteed lifetime withdrawal and other optional benefits. If your policy contains a guaranteed lifetime withdrawal benefit rider the application of certain tax rules, particularly those rules relating to distributions from your policy, are not entirely clear. The tax rules for qualified policies may limit the value of these optional benefits. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed lifetime withdrawal benefit rider for a qualified policy.

10.	ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular withdrawals from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of withdrawals made per year, where: (1) up to 10% of your premium payments (reduced by prior withdrawals in that policy year); and (2) is any gains in the policy. For amounts greater than 10% of your premium payments, you must receive prior Company approval.

This amount may be taken free of surrender charges. Any payment in excess of the cumulative interest credited at the time of the payment may be subject to an excess interest adjustment.

Systematic withdrawals can be made monthly, quarterly, semi-annually, or annually and will not begin until one withdrawal period from the date we receive your written instructions in good order at our administrative and service office. Each withdrawal must be at least $50. Monthly and quarterly withdrawals must generally be made by electronic funds transfer directly to your checking or savings account.

Keep in mind that partial withdrawals under the Systematic Payout Option may be taxable, and if made before age 59 1⁄2, may be subject to a 10% federal penalty tax.

Please note, if you elect certain features (e.g. living benefit riders) your Systematic Payout Option may be different for the first year.

There is no charge for this benefit.

47

Initial Payment Guarantee

You may only elect to purchase the Initial Payment Guarantee at the time you annuitize your policy. You cannot terminate this payment guarantee (or eliminate the charge for it) after you have elected it. The guarantee only applies to variable annuity payments. There is an additional charge for this guarantee.

The Initial Payment Guarantee does not establish or guarantee the performance of any subaccount.

Under the Initial Payment Guarantee, you receive stabilized annuity payments that are guaranteed to never be less than a percentage of the initial payment. The guaranteed percentage is subject to change from time to time; however once you annuitize, the guaranteed percentage will not change during the life of the Initial Payment Guarantee. Contact us for the current guaranteed percentage.

In addition, with this guarantee your annuity payments are stabilized, or held level, throughout each year. The payment amount is adjusted once each year to reflect the investment performance of your selected investment choice(s) over the preceding year (but your payment will not be less than the guaranteed minimum).

Fee. There is a charge for the Initial Payment Guarantee, which is in addition to the base product mortality and expense risk fee and administrative charge. This fee is reflected in the amount of the annuity payments that you receive if you select the Initial Payment Guarantee. It is reflected in the calculation of the annuity unit values.

The Initial Payment Guarantee fee is currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts. We can change the fee, and you pay whatever the fee is when you annuitize.

Other Terms and Conditions. The Initial Payment Guarantee uses a 5% assumed investment return to calculate your annuity payments. This means that the dollar amount of the annuity payments will remain level if the investment return (net of fees and expenses) exactly equals 5%. The payments will increase if actual investment performance (net of fees and expenses) exceeds the assumed investment return, and decrease if actual performance is below the assumed investment return (but not below the guaranteed level).

Termination. The Initial Payment Guarantee is irrevocable.

The Initial Payment Guarantee may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Initial Payment Guarantee. The application and operation of the Initial Payment Guarantee are governed by the terms and conditions of the policy itself.

C-Share Rider

The optional C-Share Rider eliminates all surrender charges during the accumulation phase. You can only elect this rider at the time you purchase your policy.

Please note that the C-Share Rider does not eliminate any excess interest adjustment, nor does it modify other provisions including the systematic payout option.

Rider Fee. A rider fee equal to an effective annual rate of 0.15% of the daily net asset value in the separate account is deducted in calculating the accumulation unit values. Please note we may credit interest in the fixed account at a lower rate if you select this rider.

Termination. The rider is irrevocable.

48

The C-Share Rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the C-Share Rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

Beneficiary Earnings Enhancement - Extra II

The optional Beneficiary Earnings Enhancement - Extra II rider pays an additional death benefit amount when a death benefit is payable during the accumultion phase under your policy, in certain circumstances. The Beneficiary Earnings Enhancement - Extra II is only available for issue ages through age 75.

Beneficiary Earnings Enhancement - Extra II Benefit Amount. An additional death benefit is only payable if a death benefit is paid on the base policy to which the rider is attached. The amount of the additional benefit is dependent on the amount of time that has passed since the rider date as follows:

•	If a death benefit is payable within the first five years after the rider date, the additional benefit amount will be equal to the sum of all rider fees paid since the rider date.

•	If a death benefit is payable after five years following the rider date, the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the policy value less any premiums added after the rider date.

The rider benefit percentage may vary but currently equals 30% for issue ages 0 - 70 and 20% for issue ages 71 - 75, based on the annuitant’s age.

No benefit is payable under the Beneficiary Earnings Enhancement - Extra II if the policy value on the date the death benefit is paid is less than the premium payments after the rider date.

For purposes of computing taxable gains, both the death benefit payable under the policy and the additional benefit will be considered.

Please see “Appendix – Beneficiary Earnings Enhancement - Extra II—Additional Information” for an example that illustrates the additional death benefit payable as well as the effect of a partial surrender on the Beneficiary Earnings Enhancement - Extra II benefit amount.

Spousal Continuation. If a spouse, as the new owner of the policy, elects to continue the policy instead of receiving the death benefit and Beneficiary Earnings Enhancement - Extra II, then the spouse will receive a one-time policy value increase equal to the Beneficiary Earnings Enhancement - Extra II. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider through age 75.

Rider Fee. A rider fee, currently 0.55% of the policy value, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider.

Please note: the rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

•	you cancel it by notifying our Administrative and Service Office in writing in good order,

•	the policy is annuitized or surrendered, or

•	the additional death benefit is paid or added to the policy value under a spousal continuation.

Once terminated, the Beneficiary Earnings Enhancement - Extra II may not be re-elected for one year.

49

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans and for any qualified plan or IRAs. Consult a tax adviser before electing this rider.

Please note: This feature terminates upon annuitization and there is a maximum annuiity commencement date.

The Beneficiary Earnings Enhancement - Extra II may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Beneficiary Earnings Enhancement - Extra II. The application and operation of the rider are governed by the terms and conditions of the rider itself.

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges or excess interest adjustment will apply if you make a surrender ($1,000 minimum), under certain circumstances, because you or your spouse has been:

•	confined in a hospital or nursing facility for 30 days in a row after the policy issue date; or

•	diagnosed with a terminal condition after the policy issue date (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person.

You may exercise this benefit at any time (during the accumulation phase). There is no charge for this benefit.

This benefit may vary for certain policies, may not be available for all policies, and may not be available in all states.

Unemployment Waiver

No surrender charges or excess interest adjustment will apply to surrenders after you or your spouse become unemployed in certain circumstances, because you were terminated, laid off, or otherwise lost your job involuntarily. In order to qualify, you (or your spouse, whichever is applicable) must have been:

•	employed full time for at least two years prior to becoming unemployed;

•	employed full time on the policy date;

•	unemployed for at least 60 days in a row at the time of surrender;

•	must have a minimum cash value at the time of surrender of $5,000; and

•	you (or your spouse) must be receiving unemployment benefits.

You must provide written proof from your State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of surrender.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person. There is no charge for this benefit.

This benefit may vary for certain policies, may not be available for all policies, and may not be available in all states.

Telephone Transactions

You may generally make transfers and change the allocation of additional premium payments by telephone IF:

•	you select the “Telephone Transfer/Reallocation Authorization” box in the policy application or enrollment information; or

50

•	you later complete an authorization form.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine. We reserve the right to revoke your telephone transaction privileges at any time without revoking all owners’ telephone transfer privileges.

Telephone requests must be received while the New York Stock Exchange is open for regular trading to get same-day pricing of the transaction. We may discontinue this option at any time.

We may deny the telephone transaction privileges to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe circumstances or other emergencies. There may be interruptions in service beyond our control, and if the volume of calls is unusually high, we might not have anyone available, or lines available, to take your call. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability in all circumstances.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more variable subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss.

There are two Dollar Cost Averaging programs available under your policy:

•	Traditional—You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started.

•	Special—You may only elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment choice into a Special Dollar Cost Averaging program. This program is only available for new premium, requires transfers from a fixed source, and may credit a higher or lower interest rate than a traditional program.

A minimum of $500 per transfer is required. A minimum of $3,000 is required to start a 6-month program and $6,000 is required to start a 12-month program. The minimum number of transfers is 6 monthly or 4 quarterly, and the maximum is 24 monthly or 8 quarterly.

You can elect to transfer from one of the fixed or variable sources listed on the Dollar Cost Averaging election form (only fixed sources are available for special Dollar Cost Averaging programs).

A Dollar Cost Averaging program will begin once we have received in good order all necessary information and the minimum required amount. Please note: Dollar Cost Averaging programs will not begin on the 29th, 30th, or 31st. If a program would have started on one of those dates, it will start on the 1st business day of the following month. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

51

NOTE CAREFULLY:

IF:

•	we do not receive all necessary information to begin an initial Dollar Cost Averaging program within 30 days of allocating the minimum required amount to a Dollar Cost Averaging program; or

•	we do not receive the minimum required amount to begin an initial Dollar Cost Averaging program within 30 days of allocating an insufficient amount;

THEN

•	any amount in a fixed source will be transferred to the money market investment choice; and

•	any amount in a variable source will remain in that variable investment choice; and

•	new instructions will be required to begin a Dollar Cost Averaging program.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed and the additional premium meets the minimum requirements to start a Dollar Cost Averaging program;

THEN

•	the additional premium payments will be allocated according to the current payment allocations at that time and will not reactivate a completed Dollar Cost Averaging program. (New Dollar Cost Averaging instructions are required to start a new Dollar Cost Averaging program once the previous Dollar Cost Averaging program has completed.)

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.

There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies, may not be available for all policies, and may not be available in all states. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

There is no charge for this benefit.

Guaranteed Lifetime Withdrawal Benefits

Important aspects of each of these riders are summarized in the Appendix - Guaranteed Lifetime Withdrawal benefit Comparison Table and are

52

described in more detail below. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

The following benefits are no longer available for new sales, but if you have previously elected one of these riders you can still upgrade:

•	5 for Life Rider

•	5 for Life with Growth Rider

•	Income Select for Life Rider

•	Retirement Income Choice Rider

•	Retirement Income Choice with Double Withdrawal Base Benefit Rider

Living Benefits Rider

You may elect to purchase the optional Living Benefits Rider which provides you with a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The Living Benefits Rider is only available during the accumulation phase. The Living Benefits Rider is only available for annuitant issue ages through age 80. The maximum issue age may be lower if required by state law.

You should view the Living Benefits Rider as a way to permit you to invest in variable investment choices while still having your policy value and liquidity protected to the extent provided by the Living Benefits Rider.

Please note:

•	If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit option.

•	Certain protections under the rider are available only if you hold the rider for ten years.

•	If you elect the rider, we will monitor your policy value and we may transfer amounts back and forth between specified investment choices under the policy (including guaranteed period options in the fixed account) and the variable investment choices you choose, according to a mathematical model that we will use to assist us in managing portfolio risk and supporting the guarantees under the rider. See “Portfolio Allocation Method” below.

•	You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•	We have designed this rider for you to take withdrawals each rider year that are less than or equal to the maximum annual withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the maximum annual withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•	Because the guaranteed minimum withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the maximum annual withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take the maximum advantage of the tax deferral aspect of the policy.

•	The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Living Benefits Rider for a qualified policy.

Guaranteed Minimum Accumulation Benefit

If you elect the Living Benefits Rider, we will provide a guaranteed future value. This benefit is intended to provide a level of protection regardless of the performance of the variable investment choices you select.

Guaranteed Future Value. We guarantee that, on the guaranteed future value date (ten years after you elect the rider), your policy value will at least equal your guaranteed future value. The guaranteed future value

53

on the rider date (i.e., the date the rider is added to the policy) is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date and before the guaranteed future value date, the guaranteed future value is equal to:

•	the guaranteed future value on the rider date; plus

•	a percentage of subsequent premium payments (as described below); less

•	subsequent adjusted partial withdrawals (as described below).

After the guaranteed future value date, the guaranteed future value equals zero.

Subsequent Premium Payments. The percentage of subsequent premium payments that will be added to the guaranteed future value is as follows:

Rider Year	Percent of subsequent premium payments added to guaranteed future value
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	50%
8	50%
9	50%
10	0%

Guaranteed Future Value Adjusted Partial Withdrawals. If you take a partial withdrawal, it will reduce your guaranteed future value. The amount of the reduction is referred to as the adjusted partial withdrawal amount, which will be equal to the greater of:

•	the guaranteed future value immediately prior to the withdrawal multiplied by the percentage reduction in the policy value resulting from the gross partial withdrawal; or

•	the gross partial withdrawal amount.

(The gross partial withdrawal amount is the amount you request, plus any surrender charge or excess interest adjustment that may be applicable.)

In other words, if your policy value is greater than the guaranteed future value at the time you make a partial withdrawal, then your guaranteed future value is reduced by the same amount we reduce your policy value. However, if your policy value is less than the guaranteed future value at the time you make a partial withdrawal, then your guaranteed future value will be reduced by more than the amount we reduce your policy value.

See the “Appendix—Living Benefits Rider Adjusted Partial Withdrawals” to this prospectus for examples showing the effect of hypothetical withdrawals in more detail, including withdrawals that reduce the guaranteed future value by more than the amount of the gross partial withdrawal.

Guaranteed Minimum Accumulation Benefit. On the guaranteed future value date (ten years after you elect the rider), if the policy value is less than the guaranteed future value, we will add an amount equal to the difference to your policy value. After the guaranteed future value date, the guaranteed minimum accumulation benefit will terminate.

Example. Assume you make a single premium payment of $100,000 and you do not make any withdrawals or additional premium payments. If, on the guaranteed future value date, your policy value has declined to $90,000 because of negative investment performance, then we will add $10,000 ($100,000 – $90,000) to your policy value.

Please note: You do not have any protection under the guaranteed minimum accumulation benefit unless you hold the policy with the rider for ten years. If you think that you may terminate the policy or elect to start receiving annuity payments (or if you

54

must begin taking required minimum distributions) before the guaranteed future value date, electing the rider may not be in your best interests.

Guaranteed Minimum Withdrawal Benefit

If you elect the Living Benefits Rider, (first as withdrawals from your policy value or, if necessary, as payments from us) we will provide a maximum annual withdrawal amount regardless of your policy value. This benefit is intended to provide a level of benefits regardless of the performance of the variable investment choices you select.

Withdrawal Guarantees. We account for the withdrawals you take under the rider by applying two different withdrawal guarantees:

•	“principal back,” for withdrawals of up to 7% of your total withdrawal base.

•	“for life,” for withdrawals of up to 5% of your total withdrawal base.

When you make a withdrawal, you do not need to specify it as being under either withdrawal guarantee. Any withdrawals that you take while the rider is in effect could have different impacts under each of the withdrawal guarantees - on your maximum annual withdrawal amount, on your total withdrawal base, and on your minimum remaining withdrawal amount. For example, withdrawals that are compliant with the “principal back” maximum withdrawal amount could result in excess withdrawals under the “for life” withdrawal guarantee and, consequently, would reduce the maximum annual withdrawal amount, the total withdrawal base, and the minimum remaining withdrawal amount under the “for life” withdrawal guarantee. (See “Adjusted Partial Withdrawals” below.)

Your ability to change the frequency or amount of your withdrawals ceases if your policy value reaches zero.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. See “Appendix - Living Benefits Rider Adjusted Partial Withdrawals,” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount.

Please note:

•	Any amount withdrawn in a rider year (including any surrender charge or excess interest adjustment) in excess of the maximum withdrawal amount is an excess withdrawal.

•	The amount of your excess withdrawal will impact the maximum annual withdrawal amount, total withdrawal base, and minimum remaining withdrawal amount under each guarantee on a greater than dollar-for-dollar basis. (See “Maximum Annual Withdrawal Benefit,” “Total Withdrawal Base,” and “Minimum Remaining Withdrawal Amount,” below.)

Withdrawals under the guaranteed minimum withdrawal benefit also:

•	reduce your policy value;

•	reduce your death benefit and other benefits;

•	may be subject to any surrender charge or excess interest adjustment; and

•	may be subject to income taxes and federal tax penalties (See “Section 9. Taxes”).

Maximum Annual Withdrawal Amount. Under this benefit:

•	you can withdraw up to 7% of your “principal back” total withdrawal base each rider year until your “principal back” minimum remaining withdrawal amount reaches zero;

Example. Assume you make a single premium payment of $100,000 and that you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has

55

declined to $70,000 solely because of negative investment performance. You could still receive up to $7,000 (7% of $100,000) each rider year for the next fourteen years and $2,000 in the year immediately thereafter so you would get back your full $100,000 (assuming that you do not withdraw more than $7,000 in any one rider year).

•	or, you can withdraw up to 5% of your “for life” total withdrawal base each rider year starting with the rider anniversary immediately following the annuitant’s 59th birthday and lasting until the annuitant’s death, unless your “for life” minimum remaining withdrawal amount reaches zero because of “excess withdrawals” (see “Adjusted Partial Withdrawals,” below). A penalty tax may be assessed on amounts surrendered from the policy before the annuitant reaches age 59 1⁄2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 55 years old. Assume you do not make any withdrawals or additional premium payments. Assume that after five years, your policy value has declined to $70,000 solely because of negative investment performance. You could still receive up to $5,000 (5% of $100,000) each rider year for the rest of your life (assuming that you do not withdraw more than $5,000 in any one rider year).

You can receive up to the maximum annual withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us) under this rider regardless of your policy value; however, once your policy value reaches zero you cannot make premium payments, and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals under this rider after your policy value reaches zero, you must select an amount and frequency of future withdrawals.

Once selected, the amount and frequency of future withdrawals after your policy value reaches zero cannot be changed.

Please note:

•	Withdrawals under the 5% “for life” guarantee cannot begin until after the rider anniversary following the annuitant’s 59th birthday.

•	Any withdrawal before the rider anniversary following the annuitant’s 59th birthday will reduce the benefits under the 5% “for life” guarantee.

•	The maximum annual withdrawal amounts described above (the 7% “principal back” and 5% “for life”) are based on rider years, not calendar or policy years (if different from rider years).

•	You cannot carry over any portion of your maximum annual withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the maximum annual withdrawal amount during a rider year, you cannot take more than the maximum annual withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	If you have a qualified policy, minimum required distribution rules may force you to take excess withdrawals to avoid the imposition of a 50% excise tax. You should consult a tax advisor before purchasing this rider with a qualified policy.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date, the total withdrawal base is equal to:

•	the total withdrawal base on the rider date; plus

•	subsequent premium payments; less

56

•	subsequent adjusted partial withdrawals (as described below).

We will calculate separate total withdrawal bases for the “principal back” and “for life” guarantees.

Please note: We determine the total withdrawal base solely to calculate the maximum annual withdrawal amount. Your total withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

Minimum Remaining Withdrawal Amount. The minimum remaining withdrawal amount represents the total amount of guaranteed withdrawals still available under the rider. The minimum remaining withdrawal amount on the rider date is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date, the minimum remaining withdrawal amount is equal to:

•	the minimum remaining withdrawal amount on the rider date; plus

•	subsequent premium payments; less

•	subsequent adjusted partial withdrawals (as described below).

We will calculate separate minimum remaining withdrawal amounts for the “principal back” and “for life” guarantees.

Adjusted Partial Withdrawals. Each rider year, for each withdrawal guarantee (i.e., “principal back” and “for life”), gross partial withdrawals (the amount that you request be withdrawn, plus any surrender charge or excess interest adjustment that may be applicable) up to the maximum annual withdrawal amount for that withdrawal guarantee, will reduce the minimum remaining withdrawal amount for that withdrawal guarantee on a dollar-for-dollar basis, but will not reduce the total withdrawal base for that withdrawal guarantee. For each withdrawal guarantee, gross partial withdrawals in excess of the maximum annual withdrawal amount for that withdrawal guarantee will reduce the total withdrawal base and minimum remaining withdrawal amount for that withdrawal guarantee by a pro rata amount (possibly to zero).

See “Appendix - Living Benefits Rider Adjusted Partial Withdrawals,” which provides examples showing the effect of a withdrawal. Excess withdrawals may cause you to lose the withdrawal guarantees under this rider.

Please note: Gross partial withdrawals that are compliant with the “principal back” withdrawal guarantee (i.e., withdrawals of the “principal back” maximum annual withdrawal amount) and any partial withdrawal before the rider anniversary following the annuitant’s 59th birthday, will result in an excess partial withdrawal under the “for life” guarantee, and will reduce the “for life” maximum annual withdrawal amount, the “for life” total withdrawal base, and the “for life” minimum remaining withdrawal amount. Such reduction may be on a greater than dollar-for-dollar basis.

Rider Fee. A rider fee, 0.90% of the “principal back” total withdrawal base on each rider anniversary, is charged annually before annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider. The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment choice. Generally, the rider fee is deducted regardless of your values (i.e., even if your policy value exceeds your total withdrawal base).

We will continue to calculate the rider fee using the “principal back” total withdrawal base even after the “principal back” minimum remaining withdrawal amount reaches zero. The “principal back” total withdrawal base is always greater than or equal to the “for life” total withdrawal base.

57

Please note: Because the rider fee is a percentage of your “principal back” total withdrawal base on each rider anniversary, the fee can be substantially more than 0.90% of your policy value if that total withdrawal base is higher than your policy value.

Portfolio Allocation Method

If you elect the Living Benefits Rider, the Portfolio Allocation Method (“PAM”) will automatically be in effect. PAM is designed to help manage portfolio risk and support the guarantees under the Living Benefits Rider. Using PAM, we will monitor your policy value and may transfer amounts back and forth between the PAM Transamerica U.S. Government Securities—Service Class subaccount (which invests in the Transamerica U.S. Government Securities—Service Class portfolio of the Transamerica Series Fund, Inc.) or certain guaranteed period options of the fixed account (each a “PAM investment choice” and collectively, the “PAM investment choices”) and the variable investment choices you choose. You should read the underlying fund prospectus for the variable PAM investment choice(s) carefully before you elect the Living Benefits Rider. We will transfer amounts from your variable investment choices to the PAM investment choices to the extent we deem, at our sole discretion, necessary to support the guarantees under the rider. We will transfer amounts to the PAM investment choices proportionally from all your variable investment choices. Currently, PAM transfers are being made to the PAM Transamerica U.S. Government Securities—Service Class subaccount.

PAM is designed to help reduce portfolio risk associated with negative performance. Using PAM, we will transfer amounts from your variable investment choices to the PAM investment choices to the extent we deem, in our sole discretion, necessary to help manage portfolio risk and support the guarantees under the Living Benefits Rider. You should not view the Living Benefits Rider nor PAM as a “market timing” or other type of investment program designed to enhance your policy value. If you choose this rider, it may result in a lower policy value in certain situations. If policy value is transferred from your chosen variable investment choices to the PAM investment choices, less of your policy value may be available to participate in any future positive investment performance of your variable investment choices. This may potentially provide a lower policy value than if you did not select the Living Benefits Rider.

We will use a mathematical model to compare your policy value and the guarantees to be provided in the future. Based upon this comparison, we may transfer some or all of your policy value to or from the PAM investment choices.

You may not allocate premium payments to, nor transfer policy value into or out of, the PAM investment choices. PAM transfers are not subject to any transfer fee and do not count against the number of any free transfers we allow. Transfers out of a fixed account PAM investment choice are at our discretion and may be subject to an excess interest adjustment if the transfer occurs before the end of a guarantee period. Any transfer to your variable investment choices will be allocated into your variable investment choices in proportion to the amount of policy value in each variable investment choice.

Generally, transfers to the PAM investment choices first occur when the policy value drops by a cumulative amount of 3% to 5% over any period of time, although we may make transfers to the PAM investment choices when the policy value drops by less than 3%. If the policy value continues to fall, more transfers to the PAM investment choices will occur. When a transfer occurs, the transferred policy value is allocated to the PAM investment choice(s) we deem appropriate. The policy value allocated to the PAM investment choices will remain there unless the performance of your chosen investment choices recovers sufficiently to enable us to transfer amounts

58

back to your investment choices while maintaining the guarantees under the Living Benefits Rider. This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although we may require a larger increase before transferring amounts back to your investment options.

Upgrades

Prior to the annuitant’s 86th birthday and after the third rider anniversary, you can upgrade the total withdrawal base and guaranteed future value to the policy value by sending us written notice. The minimum remaining withdrawal amounts will also be upgraded to the policy value and the maximum annual withdrawal amounts will be recalculated.

If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, guaranteed future value date, and its own rider fee percentage (which may be higher than your current rider fee percentage). The “principal back” and “for life” withdrawal percentages will not change. The new rider date will be the date the Company receives all necessary information.

Annuitization

If you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments equal to your 5% “for life” maximum annual withdrawal amount.

Termination

The Living Benefits Rider will terminate upon the earliest of the following:

•	the date we receive written notice from you in good order requesting termination of the Living Benefits Rider (you may not terminate the rider before the third rider anniversary);

•	annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your 5% “for life” maximum annual withdrawal amount); or

•	termination of your policy.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Living Benefits Rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Living Benefits Rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

11.	OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing at our administrative and service office. An ownership change may be a taxable event.

Right to Cancel Period

You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid plus or minus accumulated gains or losses in the separate account. You bear the risk of any decline in policy value during the right to cancel period. However, if state law requires, we will refund your original premium payment(s). We will pay the refund within seven days after we receive in good order within the applicable period at our Administrative and Service Office, written notice of cancellation and the returned policy. The policy will then be deemed void.

59

Assignment

You can also generally assign the policy any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment in good order at our Administrative and Service Office and approve it. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that an assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be liable for any payment or other action we take in accordance with the policy before we approve the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

Sending Forms and Transaction Requests in Good Order

We cannot process your requests for transactions relating to the policy until we have received them in good order at our Administrative and Service Office. “good order” means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically, along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extend applicable to the transaction: your completed application; the policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccounts affected by the requested transaction; the signatures of all policy owners (exactly as registered on the Policy) if necessary; Social Security Number or Taxpayer I.D.; and any other information or supporting documentation that we may require, including any spousal or joint owner’s consents. With respect to purchase requests, “good order” also generally includes receipt (by us) of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying fund portfolios. The underlying fund portfolios are not limited to selling their shares to this separate account and can accept investments from any insurance company separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of the Company, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including the Company, agree to take any necessary steps to resolve the matter. This may include removing their separate accounts from the underlying fund portfolios. See the underlying fund portfolios prospectuses for more details.

Exchanges and Reinstatements

You can generally exchange one annuity policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, then you may pay a surrender charge on the other annuity, and there will be a new surrender charge period under this annuity and other charges may be higher (or lower) and the benefits under this annuity may be different. You should not exchange another annuity for this one unless you determine, after knowing all

60

the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your policy after such a transfer and in certain limited circumstances we will allow you to do so by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

To the extent required by law, the Company will vote all shares of the underlying fund portfolios held in the separate account in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. Accordingly, it is possible for a small number of policy owners (assuming there is a quorum) to determine the outcome of a vote, especially if they have large policy values. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

IMSA

We are a member of the Insurance Marketplace Standards Association (IMSA). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance, and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the “Consumer” section or by contacting IMSA at: 240-744-3030.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the separate account are subject. The Company, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, on the ability of Transamerica Capital, Inc., to perform under its principal underwriting agreement, or on the ability of the Company to meet its obligations under the policy.

Western Reserve Life Assurance Co. of Ohio

Western Reserve Life Assurance Co. of Ohio was incorporated under the laws of the State of Ohio on October 1, 1957. It is engaged in the business of

61

writing life insurance policies and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico, and all states except New York. The Company is obligated to pay all benefits under the policy.

Financial Condition of the Company

Many financial services companies, including insurance companies, have been facing challenges in this unprecedented economic and market environment, and we are not immune to those challenges. It is important for you to understand the impact these events may have, not only on your Policy Value, but also on our ability to meet the guarantees under your policy.

Assets in the Separate Account.You assume all of the investment risk for your policy value that is allocated to the subaccounts of the separate account. Your policy value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to guaranteed period options of the fixed account, which are supported by the assets in our general account. Any guarantees under a policy that exceed policy value, such as those associated with any lifetime withdrawal benefit riders and any optional death benefits, are paid from our general account (and not the separate account).

Therefore, any amounts that we may be obligated to pay under the policy in excess of policy value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligation we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. However, it is important to note that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or

62

permitted by the Ohio Department of Insurance as well as the financial statements of the separate account—are located in the statement of Additional Information (SAI). For a free copy of the SAI, simply call or write us at the phone number or address of our Administrative and Service Office referenced in this prospectus. In addition, the SAI’s available on the SEC;s website at http://www.sec.gov. Our financial strength can be found on our website.

The Separate Account

The Company established a separate account, called Separate Account VA V, under the laws of the State of Ohio on December 17, 2003. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income, gains or losses.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

Distribution of the Policies

Distribution and Principal Underwriting Agreement. We have entered into a principal underwriting agreement with our affiliate,

Transamerica Capital, Inc. (TCI), for the distribution and sale of the policies. We pay commissions to TCI which are passed through to selling firms. (See below). We also pay TCI an “override” that is a percentage of total commissions paid on sales of our policies which is not passed through to the selling firms and we may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies. TCI markets the policies through bank affiliated firms, national brokerage firms, regional and independent broker-dealers and independent financial planners.

Compensation to Broker-Dealers Selling the Policies. The policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the policies. We pay commissions through TCI to the selling firms for their sales of the policies.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to the policies that have already been purchased.

The selling firms that have selling agreements with us and TCI are paid commissions for the promotion and sale of the policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but the maximum commission is 5% of premiums (additional amounts may be paid as overrides to wholesalers).

63

To the extent permitted by Financial Industry Regulatory Authority (FINRA) rules, Western Reserve, InterSecurities, Inc. (ISI) and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below.

The sales representative who sells you the policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this policy to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Special Compensation For Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Western Reserve’s two main distribution channels are InterSecurities, Inc. (“ISI”) and World Group Securities (“WGS”), both affiliates, who sell Western Reserve products.

Western Reserve underwrites the cost of ISI’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and computer systems, that are provided directly to ISI. These facilities and services are necessary for ISI’s administration and operation, and Western Reserve is compensated by ISI for these expenses based on ISI’s usage. In addition, Western Reserve and other affiliates pay for certain sales expenses of ISI, including the costs of preparing and producing prospectuses and sales promotional materials for the policy.

ISI pays its branch managers a portion of the commissions received from Western Reserve for the sale of the policies. Sales representatives receive a portion of the commissions for their sales of policies in accordance with ISI’s internal compensation programs.

To support its sales of Western Reserve’s variable annuity products, WGS receives an expense allowance of 0.35% of the annual annuity premiums paid on variable annuities sold by WGS. Sales representatives receive a portion of the commissions for their sales of policies in accordance with WGS’s internal compensation programs.

Sales representatives and their managers at ISI and WGS may receive, directly or indirectly, additional cash benefits and non-cash compensation or reimbursements from us or our affiliates. Additional compensation or reimbursement arrangements may include payments in connection with the firm’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items,

64

and payments, loans, loan guaranties, or loan forgiveness to assist a firm or a representative in connection with systems, operating, marketing and other business expenses. The amounts may be significant and may provide us with increased access to the sales representatives.

In addition, ISI’s managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation. Sales of the policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain benefits, and may provide such persons with special incentive to sell our policies. For example, ISI’s and WGS’s registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (Western Reserve’s ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by ISI’s representatives may be matched by ISI.

ISI’s and WGS’s registered representatives may also be eligible to participate in a stock option and award plan. Registered representatives who meet certain production goals will be issued options on the stock of AEGON N.V.

Additional Compensation that We, TCI and/or our Affiliates Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts for “preferred product” treatment of the policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences, meetings, seminars, and events and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. These special compensation arrangements are not offered to all selling firms, and the terms of such arrangements may differ between selling firms.

Special compensation arrangements are calculated in different ways by different selling firms and may be based on past or anticipated sales of the Policies or other criteria. For instance, Western Reserve made flat fee payments to several selling firms with payments ranging from $950 to $20,000 in 2008 for the sales of the Western Reserve’s insurance products.

During 2008, we entered into “preferred product” arrangements with ISI, WGS, Broker Dealer Financial Services, Inc., Coordinated Capital Securities, Inc., First Founders Securities Inc., Girard Securities, Inc., H. Beck, Inc., Harbour Investments Inc., IMS Securities, Inc., Next Financial Group, Inc., Packerland Brokerage Services, Inc., Summitt Brokerage Services, Inc. and Workman Securities Corporation. We paid the following amounts (in addition to sales commissions and expense allowances) to these firms:

65

Name of Firm	Aggregate Amount Paid in 2008
Next Financial Group, Inc.	$20,000
H. Beck, Inc.	$18,000
Girard Securities, Inc.	$14,000
First Founders Securities, Inc.	$10,000
Harbour Investments, Inc.	$10,000
Workman Securities Corporation	$10,000
Summit Brokerage Services, Inc.	$5,000
Packerland Brokerage Services, Inc.	$3,500
Broker Dealer Financial Services Corp.	$3,250
Coordinated Capital Securities, Inc.	$2,000
IMS Securities, Inc.	$950

No specific charge is assessed directly to Policy owners or the separate account to cover commissions and other incentives or payments described above.

We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the policy and other corporate revenue.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms
The Policy - General Provisions
Certain Federal Income Tax Consequences Investment Experience
Historical Performance Data Published Ratings
State Regulation of Western Reserve Life Assurance Co. of Ohio
Administration Records and Reports
Distribution of the Policies Voting Rights
Other Products Custody of Assets Legal Matters
Independent Registered Public Accounting Firm Other Information
Financial Statements *
Appendix A - Condensed Financial Information

*	Not included in re-filed Statement of Additional Information dated May 1, 2009.

66

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit value information for accumulation units outstanding for policies with the highest total separate account expenses and policies with the lowest total separate account expenses available on December 31, 2008. Should the total separate account expense applicable to your policy fall between the highest and lowest charges, AND you wish to see a copy of the Condensed Financial Information applicable to your policy, such information is contained in the SAI. You can obtain a copy of the SAI FREE OF CHARGE by contacting us at:

calling:	1-800-851-9777
writing:	Western Reserve Life Assurance Co. of Ohio 4333 Edgewood Road NE Cedar Rapids, IA 52499-0001

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units
Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.186141 1.138237 1.062127 1.000000	$ $ $ $	0.915280 1.186141 1.138237 1.062127	689,184.182 374,048.957 83,483.405 27,984.659
Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.376197 1.303577 1.151666 1.000000	$ $ $ $	0.813947 1.376197 1.303577 1.151666	257,493.290 346,356.705 68,095.274 5,945.007
Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.263120 1.194249 1.093644 1.000000	$ $ $ $	0.915249 1.263120 1.194249 1.093644	1,778,239.094 1,803,18.625 43,190.189 24,954.186
Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.324935 1.254741 1.125509 1.000000	$ $ $ $	0.872520 1.324935 1.254741 1.125509	4,045,730.146 4,118,462.273 452,929.034 136,979.676
Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008 2007 2006	$ $ $	1.095389 1.028417 1.000000	$ $ $	0.684863 1.095389 1.028417	684,934.314 729,936.111 35,049.171
Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.337323 1.305432 1.140035 1.000000	$ $ $ $	0.865691 1.337323 1.305432 1.140035	100,142.312 201,723.291 36,361.336 2,288.518
Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.137545 1.239796 1.086596 1.000000	$ $ $ $	0.673595 1.137545 1.239796 1.086596	35,437.910 97,826.082 46,504.999 0.000
Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.482426 1.622044 1.164047 1.000000	$ $ $ $	0.836887 1.482426 1.622044 1.164047	28,669.359 109,367.578 70,654.914 18,274.001

67

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units
Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.019336 1.045581 1.039186 1.000000	$ $ $ $	0.954238 1.019336 1.045581 1.039186	44,229.956 65,087.067 68,789.818 51,472.116
Transamerica JPMorgan Core Bond VP - Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.063945 1.016508 0.998987 1.000000	$ $ $ $	1.099434 1.063945 1.016508 0.998987	1,791.233 0.000 550.240 0.000
Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.226335 1.197622 1.060958 1.000000	$ $ $ $	0.752224 1.226335 1.197622 1.060958	27,729.570 49,517.709 0.000 0.000
Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.253278 1.266910 1.090760 1.000000	$ $ $ $	0.780814 1.253278 1.266910 1.090760	27,587.506 56,043.020 63,364.559 29,617.862
Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.120360 1.121825 1.032863 1.000000	$ $ $ $	0.819857 1.120360 1.121825 1.032863	39,715.848 58,615.471 44,730.990 20,306.602
Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008 2007	$ $	1.002997 1.000000	$ $	0.634731 1.002997	44,856.127 53,994.539
Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.368052 1.159957 1.123441 1.000000	$ $ $ $	0.790673 1.368052 1.159957 1.123441	9,471.069 7,454.783 0.000 0.000
Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.440359 1.256154 1.283085 1.000000	$ $ $ $	0.796257 1.440359 1.256154 1.283085	$14,793.032 34,828.295 0.000 2,313.052
Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.089627 1.020088 0.999936 1.000000	$ $ $ $	1.036895 1.089627 1.020088 0.999936	73,140.625 8,327.263 548.343 0.000
Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.239435 1.225033 1.051035 1.000000	$ $ $ $	0.776391 1.239435 1.225033 1.051035	0.000 56,474.620 464.479 0.000
Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.273108 1.186734 1.169575 1.000000	$ $ $ $	0.794875 1.273108 1.186734 1.169575	0.000 22,438.570 0.000 0.000
Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.449907 1.284453 1.104405 1.000000	$ $ $ $	0.799776 1.449907 1.284453 1.104405	138,637.556 143,012.291 0.000 0.000
Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.338344 1.350499 1.187906 1.000000	$ $ $ $	0.771469 1.338344 1.350499 1.187906	77,834.081 209,486.507 36,128.362 3,386.055

68

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units
Transamerica Efficient Markets VP - Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036345	0.000
Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.318144 1.184255 1.109163 1.000000	$ $ $ $	0.872569 1.318144 1.184255 1.109163	98,070.422 112,902.172 75,027.452 31,493.210
Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.409159 1.213460 1.116899 1.000000	$ $ $ $	0.871597 1.409159 1.213460 1.116899	0.000 21,696.366 0.000 0.000
Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.495545 1.312738 1.043788 1.000000	$ $ $ $	0.790285 1.495545 1.312738 1.043788	154,673.163 124,182.374 21,131.316 0.000
Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.545140 1.282318 1.245005 1.000000	$ $ $ $	0.894013 1.545140 1.282318 1.245005	49,868.265 22,661.352 0.000 0.000
Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.062701 1.033213 1.007242 1.000000	$ $ $ $	1.065911 1.062701 1.033213 1.007242	1,121,871.418 741,761.105 117,180 115,985
Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.490553 1.145864 1.158187 1.000000	$ $ $ $	0.748161 1.490553 1.145864 1.158187	16,638.423 7,738.654 0.000 0.000
Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.633809 1.337877 1.156522 1.000000	$ $ $ $	0.945541 1.633809 1.337877 1.156522	51,742.290 46,363.907 36,912.958 3,862.589
Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.051193 1.012225 1.000304 1.000000	$ $ $ $	1.108570 1.051193 1.012225 1.000304	551,043.333 0.000 552.566 273,526.492
Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.261527 1.206992 1.068541 1.000000	$ $ $ $	0.858267 1.261527 1.206992 1.068541	91,682.119 178,204.548 55,237.125 22,157.338
Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.815922	0.000
Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.720097	0.000
Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.462824 1.218957 1.132802 1.000000	$ $ $ $	0.769201 1.462824 1.218957 1.132802	21,759.418 16,148.863 0.000 0.000
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.012506	0.000

69

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units
PAM Transamerica U.S. Government Securities VP—Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.051193 1.012225 1.000304 1.000000	$ $ $ $	1.108570 1.051193 1.012225 1.000304	1,605,429.118 62,630.003 0.000 273,526
Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.255234 1.215607 1.072468 1.000000	$ $ $ $	0.774411 1.255234 1.215607 1.072468	19,647.757 31,068.807 1,353.629 1,001.122
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.989834	0.000
ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.167290 1.000000	$ $	0.563568 1.167290	11,710.823 0.000
ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.110749 1.000000	$ $	0.529704 1.110749	16,352.290 0.000
ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.955136 1.000000	$ $	0.584487 0.955136	0.000 0.000
ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914112 1.000000	$ $	0.615792 0.914112	0.000 0.000
ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.145789 1.000000	$ $	0.561387 1.145789	0.000 0.000
ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.027842 1.000000	$ $	0.565043 1.027842	0.000 4,559.178
ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.056453 1.000000	$ $	0.984152 1.056453	0.000 0.000
ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.862884 1.000000	$ $	0.418960 0.862884	30,566.937 0.000
ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.008884 1.000000	$ $	0.550677 1.008884	0.000 0.000
ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.911328 1.000000	$ $	0.529271 0.911328	0.000 0.000
ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.974081 1.000000	$ $	0.589385 0.974081	0.000 0.000
ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.008954 1.000000	$ $	0.998893 1.008954	0.000 0.000
ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.089525 1.000000	$ $	0.674424 1.089525	17,116.810 0.000
ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.060404 1.000000	$ $	0.598776 1.060404	0.000 0.000
ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.998183 1.000000	$ $	0.788816 0.998183	0.000 0.000
ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.176262 1.000000	$ $	0.799586 1.176262	12,025.536 0.000
ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.823024 1.000000	$ $	1.068455 0.823024	0.000 0.000
ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.981742 1.000000	$ $	1.332343 0.981742	0.000 0.000

70

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units
ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.971787 1.000000	$ $	1.413635 0.971787	0.000 0.000
ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.080483 1.000000	$ $	1.316264 1.080483	0.000 0.000
ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.904077 1.000000	$ $	0.573363 0.904077	0.000 0.000
ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914801 1.000000	$ $	0.622535 0.914801	0.000 0.000
ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.952687 1.000000	$ $	0.613381 0.952687	3,563.079 0.000
ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.885303 1.000000	$ $	0.293879 0.885303	0.000 0.000
ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.080385 1.000000	$ $	1.588545 1.080385	1,467.249 0.000
ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.072947 1.000000	$ $	0.730014 1.072947	0.000 8,731.754
Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.029222 1.000000	$ $	0.963546 1.029222	0.000 0.000

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.246299 1.191240 1.107232 1.069667 1.000000	$ $ $ $ $	0.965507 1.246299 1.191240 1.107232 1.069667	2,505,251.657 1,532,520.006 1,452,500.375 709,931.146 235,461
Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.475671 1.392282 1.225220 1.110523 1.000000	$ $ $ $ $	0.876246 1.475671 1.392282 1.225220 1.110523	1,169,026.918 1,016,194.710 555,528.351 348,850.965 34,029
Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.332469 1.254838 1.144643 1.083915 1.000000	$ $ $ $ $	0.969325 1.332469 1.254838 1.144643 1.083915	6,972,935.282 6,267,264.188 3,817,587.608 1,498,073.355 419,087
Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.415973 1.335662 1.193406 1.103537 1.000000	$ $ $ $ $	0.936168 1.415973 1.335662 1.193406 1.103537	11,164,585.919 5,778,684.316 3,691,256.896 1,439,621.422 353,038
Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008 2007 2006	$ $ $	1.102600 1.031107 1.000000	$ $ $	0.692094 1.102600 1.031107	3,319,574.211 726,392.507 162,675.947

71

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.551747 1.508757 1.312444 1.150439 1.000000	$ $ $ $ $	1.008470 1.551747 1.508757 1.312444 1.150439	83,968.172 136,249.622 119,282.141 56,568.953 0.000
Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.266106 1.374450 1.199895 1.132275 1.000000	$ $ $ $ $	0.752696 1.266106 1.374450 1.199895 1.132275	60,679.577 96,689.866 87,135.224 111,930.624 16,793
Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.936139 2.110125 1.508392 1.351979 1.000000	$ $ $ $ $	1.097361 1.936139 2.110125 1.508392 1.351979	154,232.689 178,282.199 215,581.695 127,334.100 16,495
Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.120110 1.144412 1.132962 1.097497 1.000000	$ $ $ $ $	1.052726 1.120110 1.144412 1.132962 1.097497	141,216.705 233,543.642 478,602.494 442,206.100 159,643
Transamerica JPMorgan Core Bond VP - Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.112506 1.058698 1.036384 1.030085 1.000000	$ $ $ $ $	1.154151 1.112506 1.058698 1.036384 1.030085	128,133.995 78,306.907 81,364.702 62,657.787 0.000
Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.290495 1.255305 1.107705 1.088896 1.000000	$ $ $ $ $	0.794710 1.290495 1.255305 1.107705 1.088896	8,321.013 32,419.589 7,519.824 7,107.196 0.000
Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.260830 1.269512 1.088716 1.063978 1.000000	$ $ $ $ $	0.788638 1.260830 1.269512 1.088716 1.063978	9,607.189 88,972.679 45,295.924 46,353.674 30,454
Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.183062 1.179923 1.082108 1.081509 1.000000	$ $ $ $ $	0.869160 1.183062 1.179923 1.082108 1.081509	62,244.701 101,055.971 58,426.565 4,811.142 27,276
Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008 2007	$ $	1.005631 1.000000	$ $	0.638911 1.005631	9,085.226 19,210.255
Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.463108 1.235651 1.192064 1.117547 1.000000	$ $ $ $ $	0.848966 1.463108 1.235651 1.192064 1.117547	68,450.995 80,629.287 27,238.567 26,738.757 20,636

72

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.336646 1.161101 1.181354 1.111982 1.000000	$ $ $ $ $	0.741856 1.336646 1.161101 1.181354 1.111982	12,532.038 34,715.324 3,886.394 3,340.713 237
Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.140309 1.063320 1.038234 1.032272 1.000000	$ $ $ $ $	1.089412 1.140309 1.063320 1.038234 1.032272	397,478.434 72,910.055 33,429.699 26,924.260 530
Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.353841 1.332814 1.139026 1.113124 1.000000	$ $ $ $ $	0.851433 1.353841 1.332814 1.139026 1.113124	281,582.430 539,659.384 550,224.063 407,697.565 170,829
Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.265986 1.175433 1.153892 1.060320 1.000000	$ $ $ $ $	0.793558 1.265986 1.175433 1.153892 1.060320	2,799.592 28,295.204 349.198 140.127 30
Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.514988 1.336813 1.144922 1.083161 1.000000	$ $ $ $ $	0.838988 1.514988 1.336813 1.144922 1.083161	108,533.433 328,334.392 38,888.392 73,665.394 9,426
Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.611676 1.619888 1.419283 1.215339 1.000000	$ $ $ $ $	0.932710 1.611676 1.619888 1.419283 1.215339	525,973.208 759,916.813 454,739.770 95,812.185 74,317
Transamerica Efficient Markets VP - Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036913	0.000
Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.400340 1.253133 1.169073 1.100266 1.000000	$ $ $ $ $	0.930649 1.400340 1.253133 1.169073 1.100266	205,685.453 204,227.330 73,091.490 74,338.861 55,477
Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.422926 1.220483 1.118962 1.096322 1.000000	$ $ $ $ $	0.883616 1.422926 1.220483 1.118962 1.096322	87,360.462 68,488.798 36,175.674 65,540.268 28
Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.554772 1.359337 1.027696 1.006026 1.000000	$ $ $ $ $	0.824837 1.554772 1.359337 1.027696 1.006026	253,493.134 431,871.736 547,220.969 353,418.176 108,851

73

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.521076 1.257359 1.215988 1.064060 1.000000	$ $ $ $ $	0.883576 1.521076 1.257359 1.215988 1.064060	68,916.124 104,350.032 249,368.972 281,964.444 97,174
Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.072051 1.038197 1.008142 .996536 1.000000	$ $ $ $ $	1.079552 1.072051 1.038197 1.008142 0996536	1,631,525.838 110,059.129 84,412.377 191,558.255 50,177
Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.394574 1.067850 1.075095 1.070744 1.000000	$ $ $ $ $	0.702772 1.394574 1.067850 1.075095 1.070744	39,360.097 7,793.779 6,224.879 0.000 0.000
Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.786846 1.457419 1.254922 1.124021 1.000000	$ $ $ $ $	1.038219 1.786846 1.457419 1.254922 1.124021	126,688.980 368,484.780 189,062.762 134,638.659 49,059
Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $	1.090460 1.029514 1.024115 1.000000	$ $ $ $	1.154525 1.090460 1.029514 1.024115	449,756.330 165,422.055 10,073.810 7,454
Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.348978 1.285568 1.133642 1.082783 1.000000	$ $ $ $ $	0.921402 1.348978 1.285568 1.133642 1.082783	135,310.466 62,742.669 51,242.656 51,745.095 22,326
Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.818076	0.000
Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.722004	379,744.638
Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.473106 1.222671 1.131799 1.069928 1.000000	$ $ $ $ $	0.777687 1.473106 1.222671 1.131799 1.069928	21,931.884 65,671.593 35,131.266 117,940.579 14,042
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.013062	0.000
PAM Transamerica U.S. Government Securities VP—Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.090460 1.045891 1.029514 1.024115 1.000000	$ $ $ $ $	1.154525 1.090460 1.045891 1.029514 1.024115	2,476,963.923 59,314.867 1,958 10,074 0.000

74

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.317533 1.270890 1.116852 1.083634 1.000000	$ $ $ $ $	0.816070 1.317533 1.270890 1.116852 1.083634	57,420.368 155,237.999 152,595.253 10,422.624 1,536
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.990377	0.000
ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.168774 1.000000	$ $	0.566517 1.168774	43,871.796 22,363.339
ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.112169 1.000000	$ $	0.532490 1.112169	41.258 0.000
ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.957124 1.000000	$ $	0.588031 0.957124	0.000 0.000
ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915283 1.000000	$ $	0.619029 0.915283	42.027 0.000
ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.147249 1.000000	$ $	0.564335 1.147249	46.532 0.000
ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.029153 1.000000	$ $	0.568004 1.029153	73.666 0.000
ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.057800 1.000000	$ $	0.989300 1.057800	0.000 0.000
ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.863985 1.000000	$ $	0.421166 0.863985	54.468 0.000
ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.010167 1.000000	$ $	0.553568 1.010167	47.634 0.000
ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.912490 1.000000	$ $	0.532048 0.912490	19,552.481 0.000
ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.975324 1.000000	$ $	0.592477 0.975324	742.652 0.000
ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.011056 1.000000	$ $	1.004936 1.011056	10,462.850 0.000
ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.090919 1.000000	$ $	0.677957 1.090919	59.053 0.000
ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.062612 1.000000	$ $	0.602416 1.062612	397.409 0.000
ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.999452 1.000000	$ $	0.792941 0.999452	53.452 0.000
ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.177763 1.000000	$ $	0.803775 1.177763	90,244.225 0.000
ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.824070 1.000000	$ $	1.074043 0.824070	0.000 0.000
ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.982988 1.000000	$ $	1.339297 0.982988	0.000 0.000
ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.973025 1.000000	$ $	1.421003 0.973025	0.000 0.000
ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.082734 1.000000	$ $	1.324227 1.082734	0.000 0.000

75

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units
ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.905966 1.000000	$ $	0.576836 0.905966	0.000 0.000
ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915968 1.000000	$ $	0.625804 0.915968	36,145.361 0.000
ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.953902 1.000000	$ $	0.616590 0.953902	32.284 0.000
ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.886432 1.000000	$ $	0.295435 0.886432	52.159 0.000
ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.081759 1.000000	$ $	1.596843 1.081759	11.002 0.000
ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.074309 1.000000	$ $	0.733842 1.074309	47.715 0.000
Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.030530 1.000000	$ $	0.968576 1.030530	4,908.282 0.000

76

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Money that you surrender from, transfer out of, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). At the time you request a surrender, if interest rates set by the Company have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S = Gross amount being surrendered that is subject to the excess interest adjustment

G = Guaranteed interest rate in effect for the policy

C = Current guaranteed interest rate then being offered on new premiums for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month, plus up to 2%.

M = Number of months remaining in the current option period, rounded up to the next higher whole number of months.

* = multiplication

^ = exponentiation

The following examples are for illustrative purposes only and ore calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

77

Excess Interest Adjustment Examples — (Continued)

Example 1 (Full Surrender, rates increase by 3%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .085
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.085) * (42/12)
= -5,250.00, but excess interest adjustment cannot cause the adjusted policy value to fall below the excess interest adjustment floor, so the adjustment is limited to 51,129.21 - 54,181.21 = -3,052.00
Adjusted policy value	= policy value + excess interest adjustment = 54,181.21 + (-3,052.00) = 51,129.21
Upon full surrender of the policy, the net surrender value (adjusted policy value less any surrender charge) will never be less than that required by the non-forfeiture laws of your state.

*

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

78

Excess Interest Adjustment Examples — (Continued)

Example 2 (Full Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .045
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.045) * (42/12) = 1,750.00
Adjusted policy value	= 54,181.21 + 1,750.00 = 55,931.21
Upon full surrender of the policy, the net surrender value will never by less than that required by the non-forfeiture laws of your state. For the purpose of these illustrations no surrender charges are assumed.

*

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

On a partial surrender, the Company will pay the policyholder the full amount of surrender requested (as long as the policy value is sufficient). Amounts surrendered will reduce the policy value by an amount equal to:

R - E + SC

R	= the requested partial surrender;
E	= the excess interest adjustment; and
SC	= the surrender charges on (EPW - E); where
EPW	= the excess partial withdrawal amount.

79

Excess Interest Adjustment Examples — (Continued)

Example 3 (Partial Surrender, rates increase by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000 ; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .065
M = 42
E = 15,818.79 * (.055 - .065) * (42/12) = -553.66	= 54,181.21 - (R - E + surrender charge)
Remaining policy value at middle of policy year 2	= 54,181.21 - (20,000.00 - (-553.66) + 0.00) = 33,627.55

*

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Example 4 (Partial Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .045
M = 42
E = 15,818.79 * (.055 - .045)* (42/12) = 553.66	= 54,181.21 - (R - E + surrender charge)
Remaining policy value at middle of policy year 2	= 54,181.21 - (20,000.00 – 553.66 + 0.00) = 34,734.87

*

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

80

APPENDIX

DEATH BENEFIT

Adjusted Partial Surrender. If you make a partial surrender (withdrawal), then your guaranteed minimum death benefit is reduced by an amount called the adjusted partial surrender. The amount of the reduction depends on the relationship between your death benefit and policy value. The adjusted partial surrender is equal to (1) multiplied by (2), where:

(1)	is the gross partial surrender;

(2)

is the adjustment factor = current death proceeds prior to the gross partial surrender divided by the policy value prior to the gross partial surrender, where death proceeds are equal to the maximum of the policy value, cash value, and the death benefit.

The following examples describe the effect of a surrender on the guaranteed minimum death benefit and policy value.

Example 1

Current guaranteed minimum death benefit before surrender	$75,000
Current policy value before surrender	$50,000
Current death benefit proceeds	$75,000
Total gross partial surrender	$15,600
Adjusted partial surrender = $15,600 * (75,000/50,000)	$23,400
New guaranteed minimum death benefit (after surrender) = 75,000 - 23,400	$51,600
New policy value (after surrender) = 50,000 - 15,600	$34,400

Summary:

Reduction in guaranteed minimum death benefit	= $23,400
Reduction in policy value	= $15,600

*

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

**	The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the surrender.

81

Death Benefit — (Continued)

Example 2

Current guaranteed minimum death benefit before surrender	$50,000
Current policy value before surrender	$75,000
Current death benefit proceeds	$75,000
Total gross partial surrender	$15,450
Adjusted partial surrender = $15,450 * (75,000/75,000)	$15,450
New guaranteed minimum death benefit (after surrender) = 50,000 - 15,450	$34,550
New policy value (after surrender) = 75,000 - 15,450	$59,550

Summary:

Reduction in the guaranteed minimum death benefit	= $15,450
Reduction in policy value	= $15,450

*

This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

**	The guaranteed minimum death benefit is reduced more than the policy value because the guaranteed minimum death benefit was greater than the policy value just prior to the surrender.

Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to the Company will constitute due proof of death.

Upon receipt in good order (at our Administrative and Service Office) of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as the Company has sufficient information about the beneficiary(ies) to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If an owner is not an annuitant, and dies prior to the annuity commencement date, the new owner may surrender the policy at any time for the amount of the adjusted policy value. If the new owner is not the deceased owner’s spouse, however, (1) the adjusted policy value must be distributed within five years after the date of the deceased owner’s death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner’s death and must be made for the new owner’s lifetime or for a period certain (so long as any period certain does not exceed the new owner’s life expectancy). If the sole new owner is the deceased owner’s surviving spouse, such spouse may elect to continue the policy as the new owner instead of receiving the death benefit.

82

Death Benefit — (Continued)

Beneficiary. The beneficiary designation in the enrollment form will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If upon the death of the annuitant there is a surviving owner(s), the surviving owner(s) automatically takes the place of any beneficiary designation.

Hypothetical Example

In this example, certain death benefit values at various points in time are depicted based on hypothetical assumed rates of performance. This example is for illustrative purposes only and assumes a single $100,000 premium payment by a sole owner and annuitant who is age 50. It further assumes no subsequent premium payments or withdrawals.

End of Year	Net Rate of Return for Fund*	Return of Premium	Annual Step-Up
Issue	N/A	$100,000	$100,000
1	-4%	$100,000	$100,000
2	20%	$100,000	$112,622
3	17%	$100,000	$130,417
4	-7%	$100,000	$130,417
5	18%	$100,000	$139,836
6	10%	$100,000	$152,142
7	16%	$100,000	$174,658
8	10%	$100,000	$190,028
9	19%	$100,000	$223,853
10	10%	$100,000	$243,553

*

The assumed rate does reflect the deduction of a hypothetical fund fee but does not reflect the deduction of any other fees, charges or taxes. The death benefit values do reflect the deduction of the hypothetical base policy fees and hypothetical death benefit fees. Different hypothetical returns would produce different results.

83

APPENDIX

BENEFICIARY EARNINGS ENHANCEMENT - EXTRA II RIDER - ADDITIONAL INFORMATION

Assume the Beneficiary Earnings Enhancement - Extra II is added to a new policy opened with $100,000 initial premium. The annuitant is less than age 71 on the Rider Date. On the first and second Rider Anniversaries, the Policy Value is $110,000 and $95,000 respectively when the Rider Fees are deducted. The annuitant adds $25,000 premium in the 3rd Rider Year when the Policy Value is equal to $115,000 and then takes a withdrawal of $35,000 during the 4th Rider Year when the Policy Value is equal to $145,000. After 5 years, the Policy Value is equal to $130,000 and the death proceeds are equal to $145,000.

Example 1

Account Value on Rider Date (equals initial policy value since new policy)	$100,000
Additional Death Benefit during first Rider Year	$0
Rider Fee on first Rider Anniversary (= Rider Fee * Policy Value = 0.55% * $110,000)	$605
Additional Death Benefit during 2nd Rider Year (= sum of total Rider Fees paid)	$605
Rider Fee on second Rider Anniversary (= Rider Fee * Policy Value = 0.55% * $95,000)	$522.50
Additional Death Benefit during 3rd Rider Year (= sum of total Rider Fees paid = $605 + $522.50)	$1,127.50
Rider Benefit Base in 3rd Rider Year prior to Premium addition (= Account Value less premiums added since Rider Date = $115,000 – $0)	$115,000
Rider Benefit Base in 3rd Rider Year after Premium addition (= $140,000 - $25,000)	$115,000
Rider Benefit Base in 4th Rider Year prior to withdrawal (= Account Value less premiums added since Rider Date = $145,000 - $25,000)	$120,000
Rider Benefit Base in 4th Rider Year after withdrawal = (Account Value less premiums added since Rider Date =$110,000 - $25,000)	$85,000
Rider Benefit Base in 5th Rider Year (= $130,000 - $25,000)	$105,000
Additional Death Benefit = Rider Benefit Percentage * Rider Benefit Base = 30% * $105,000	$31,500
Total Death Proceeds in 5th Rider Year (= base policy Death Proceeds + Additional Death Benefit Amount = $145,000 + $31,500)	$176,500

84

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

Important aspects of the Living Benefits Rider are summarized in the following chart.

Note: The Living Benefits Rider and any additional options available under that rider, may vary for certain policies and may not be available for all policies; the Guaranteed Lifetime Withdrawal Benefit Riders may not be available in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Living Benefits Rider	Retirement Income Choice Rider (Not Available for New Purchase)	Retirement Income Choice with Double Withdrawal Base Benefit Rider (Not Available for New Purchase)

Benefit:

•  Provides:

(1) Guaranteed Minimum Accumulation Benefit (“GMAB”)—Ten years after you elect the rider (“guaranteed future value date”), your policy value will equal your guaranteed future value (calculated as described below). After that date, the guaranteed future value equals zero.

(2) Guaranteed Minimum Withdrawal Benefit (“GMWB”)—a maximum annual withdrawal amount (calculated as described below) regardless of your policy value; we account for withdrawals you take under the rider by applying two different withdrawal guarantees, “principal back,” for withdrawals of up to 7% of your total withdrawal base, or “for life,” for withdrawals up to 5% of your total withdrawal base.

Benefit:

•  Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select - if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (0.05% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Benefit:

•  Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select - if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (0.05% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

85

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider (Not Available for New Purchase)	Retirement Income Choice with Double Withdrawal Base Benefit Rider (Not Available for New Purchase)

(4) Double Withdrawal Base Benefit—If you have not taken any withdrawals by the later of (A) during the first 10 rider years or (B) before the rider anniversary following the annuitant’s (or, the annuitant’s spouse, if younger and the joint life option is elected) attaining age 67, the withdrawal base on that rider anniversary will be the greater of (i) the withdrawal base as calculated under the rider or (ii) twice the sum of the withdrawal base on the rider date and any premiums received within 90 days of the rider date.

•  Upgrades:

(1) Before the annuitant’s 86th birthday, you can upgrade the total withdrawal base (for GMWB) and the guaranteed future value (for GMAB) by sending us written notice.

(2) If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

•  Upgrades:

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (lower if required by state law).

•  Upgrades:

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

86

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider (Not Available for New Purchase)	Retirement Income Choice with Double Withdrawal Base Benefit Rider (Not Available for New Purchase)

•  Additional Options:

(1) Death Benefit Option—You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

•  Additional Options:

(1) Death Benefit Option—You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

87

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider (Not Available for New Purchase)	Retirement Income Choice with Double Withdrawal Base Benefit Rider (Not Available for New Purchase)
Availability: • 0-80 (unless state law requires a lower maximum issue age); • You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.	Availability: • Younger than age 86 (unless state law requires a lower maximum issue age); • You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.	Availability: • Younger than age 86 (unless state law requires a lower maximum issue age); • You cannot also elect the Double Enhanced Death Benefit guaranteed minimum death benefit option.

Charge: 0.90% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.

Charges:

(1) for Base Benefit only—0.60% (single life) or 0.90% (joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option— 0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Charges:

(1) for Base Benefit only—0.90% (single life and joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option— 0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Investment Restrictions:

•  Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

	Investment Restrictions: • You must allocate 100% of your policy value to one or more investment options that we designate.	Investment Restrictions: • You must allocate 100% of your policy value to one or more investment options that we designate.

88

APPENDIX

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS

The following examples show the effect of withdrawals on the benefits under the Living Benefits Rider.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

Gross partial withdrawals will reduce the guaranteed future value by an amount equal to the greater of:

1)	the gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the amount of gross partial withdrawal;

B	is the policy value immediately prior to the gross partial withdrawal; and

C	is the guaranteed future value immediately prior to the gross partial withdrawal.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed minimum accumulation benefit.

EXAMPLE 1:

Assumptions:

Policy value prior to withdrawal (“PV”) = $90,000

Guaranteed future value prior to withdrawal (“GFV”) = $100,000

Gross withdrawal amount (“WD”) = $10,000

Step One. What is the pro rata value of the amount withdrawn?

1.	Formula is (WD / PV) * GFV = pro rata amount

2.	($10,000 / $90,000) * $100,000 = $11,111.11

Step Two. Which is larger, the $10,000 withdrawal or the $11,111.11 pro rata amount?

$11,111.11 pro rata amount

Step Three. After the withdrawal is taken, what will be new guaranteed future value?

$100,000 - $11,111.11 = $88,888.89

Result. If no more withdrawals are taken, the guaranteed future value on the 10th rider anniversary is $88,888.89.

89

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

EXAMPLE 2:

Assumptions:

PV = $120,000

GFV= $100,000

WD= $10,000

Step One. What is the pro rata value of the amount withdrawn?

1.	Formula is (WD / PV) * GFV = pro rata amount

2.	($10,000 / $120,000) * $100,000 = $8,333.33

Step Two. Which is larger, the $10,000 withdrawal or the $8,333.33 pro rata amount?

$10,000 withdrawal

Step Three. After the withdrawal is taken, what will be new guaranteed future value?

$100,000 - $10,000 = $90,000

Result. If no more withdrawals are taken, the guaranteed future value on the 10th Rider Anniversary is $90,000.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

Total Withdrawal Base. Gross partial withdrawals up to the maximum annual withdrawal amount will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the total withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the total withdrawal base prior to the withdrawal of the excess amount.

Minimum Remaining Withdrawal Amount. Gross partial withdrawals up to the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount by the same amount (dollar-for-dollar). Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

90

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the minimum remaining withdrawal amount after the maximum annual withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under the guaranteed lifetime withdrawal benefit.

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Minimum remaining withdrawal amount (“MRWA”)

2.	Total withdrawal base (“TWB”)

3.	Maximum annual withdrawal amount (“MAWA”)

EXAMPLE 1 (7% “PRINCIPAL BACK”):

Assumptions:

TWB = $100,000

MRWA = $100,000

7% WD would be $7,000 (7% of the current $100,000 total withdrawal base)

WD = $7,000

Excess withdrawal (“EWD”) = None

PV = $100,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the withdrawal greater than the “principal back” maximum annual withdrawal amount?

No. There is no excess withdrawal under the “principal back” guarantee if no more than $7,000 is withdrawn.

Step Two. What is the minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $7,000 (there is no excess to deduct)

2.	$100,000 - $7,000 = $93,000.

Result. In this example, because no portion of the withdrawal was in excess of $7,000, the “principal back” total withdrawal base does not change and the “principal back” minimum remaining withdrawal amount is $93,000.00.

EXAMPLE 2 (7% “PRINCIPAL BACK”):

Assumptions:

TWB = $100,000

91

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

MRWA = $100,000

7% WD would be $7,000 (7% of the current $100,000 total withdrawal base)

WD = $8,000

EWD = $1,000 ($8,000 - $7,000)

PV = $90,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $8,000 - $7,000 = $1,000 (the excess withdrawal amount)

Step Two. Calculate how much of the “principal back” minimum remaining withdrawal amount is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 7% WD)) * (MRWA - 7% WD)

2.	($1,000 / ($90,000 - $7,000)) * ($100,000 - $7,000) = $1,120.48

Step Three. Which is larger, the actual $1,000 excess withdrawal amount or the $1,120.48 pro rata amount?

$1,120.48 pro rata amount

Step Four. What is the “principal back” minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $7,000 + $1,120.48 (pro rata excess) = $8,120.48

2.	$100,000 - $8,120.48 = $91,879.52

Result. The “principal back” minimum remaining withdrawal amount is $91,879.52.

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted as well as a new lower maximum annual withdrawal amount. Had the withdrawal for this example not been more than $7,000, the “principal back” total withdrawal base would remain at $100,000 and the “principal back” maximum annual withdrawal amount would be $7,000. However, because an excess withdrawal has been taken, the total withdrawal base is also changed (this is the amount the 7% is based on).

New “principal back” total withdrawal base:

Step One. The total withdrawal base is only reduced by the excess withdrawal amount or the pro rata amount if greater.

Step Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 7% WD)) * TWB before any adjustments

2.	($1,000 / ($90,000 - $7,000)) * $100,000 = $1,204.82

92

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

Step Three. Which is larger, the actual $1,000 excess withdrawal amount or the $1,204.82 pro rata amount?

$1,204.82 pro rata amount.

Step Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $1,204.82 = $98,795.18

Result. The new “principal back” total withdrawal base is $98,795.18

New “principal back” maximum annual withdrawal amount:

Because the “principal back” total withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new maximum annual withdrawal amount for the 7% “principal back” guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One. What is the new “principal back” maximum annual withdrawal amount?

$98,795.18 (the adjusted total withdrawal base) * 7% = $6,915.66

Result. Going forward, the maximum you can take out in a rider year is $6,915.66 without causing an excess withdrawal for the “principal back” guarantee and further reduction of the “principal back” total withdrawal base.

EXAMPLE 3 (5% “FOR LIFE”):

Assumptions:

TWB = $100,000

MRWA = $100,000

5% WD would be $5,000 (5% of the current $100,000 total withdrawal base)

WD = $5,000

Excess withdrawal (“EWD”) = None

PV = $100,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the withdrawal greater than the “for life” maximum annual withdrawal amount?

No. There is no excess withdrawal under the “for life” guarantee if no more than $5,000 is withdrawn.

Step Two. What is the minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $5,000 (there is no excess to deduct).

2.	$100,000 - $5,000 = $95,000.

Result. In this example, because no portion of the withdrawal was in excess of $5,000, the “for life” total withdrawal base does not change and the “for life” minimum remaining withdrawal amount is $95,000.00.

93

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

EXAMPLE 4 (5% “FOR LIFE”):

Assumptions:

TWB = $100,000

MRWA = $100,000

5% WD would be $5,000 (5% of the current $100,000 total withdrawal base)

WD = $7,000

EWD = $2,000 ($7,000 - $5,000)

PV = $90,000

You = Owner and Annuitant (Age 60)

Step One. Is any portion of the total withdrawal greater than the maximum annual withdrawal amount?

Yes. $7,000 - $5,000 = $2,000 (the excess withdrawal amount)

Step Two. Calculate how much of the “for life” minimum remaining withdrawal amount is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 5% WD)) * (MRWA - 5% WD)

2.	($2,000 / ($90,000 - $5,000)) * ($100,000 - $5,000) = $2,235.29

Step Three. Which is larger, the actual $2,000 excess withdrawal amount or the $2,235.29 pro rata amount?

$2,235.29 pro rata amount

Step Four. What is the “for life” minimum remaining withdrawal amount after the withdrawal has been taken?

1.	Total to deduct from the minimum remaining withdrawal amount is $5,000 + $2,235.29 (pro rata excess) = $7,235.29

2.	$100,000 - $7,235.29 = $92,764.71

Result. The “for life” minimum remaining withdrawal amount is $92,764.71.

NOTE. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the total withdrawal base needs to be adjusted as well as a new lower maximum annual withdrawal amount. Had the withdrawal for this example not been more than $5,000, the “for life” total withdrawal base would remain at $100,000 and the “for life” maximum annual withdrawal amount would be $5,000. However, because an excess withdrawal has been taken, the total withdrawal base is also changed (this is the amount the 5% is based on).

New “for life” total withdrawal base:

Step One. The total withdrawal base is only reduced by the excess withdrawal amount or the pro rata amount if greater.

94

LIVING BENEFITS RIDER ADJUSTED PARTIAL WITHDRAWALS — (Continued)

Step Two. Calculate how much the total withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 5% WD)) * TWB before any adjustments

2.	($2,000 / ($90,000 - $5,000)) * $100,000 = $2,352.94

Step Three. Which is larger, the actual $2,000 excess withdrawal amount or the $2,352.94 pro rata amount?

$2,352.94 pro rata amount.

Step Four. What is the new total withdrawal base upon which the maximum annual withdrawal amount is based?

$100,000 - $2,352.94 = $97,647.06

Result. The new “for life” total withdrawal base is $97,647.06

New “for life” maximum annual withdrawal amount:

Because the “for life” total withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new maximum annual withdrawal amount for the 5% “for life” guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One. What is the new “for life” maximum annual withdrawal amount?

$97,647.06 (the adjusted total withdrawal base) * 5% = $4,882.35

Result. Going forward, the maximum you can take out in a rider year is $4,882.35 without causing an excess withdrawal for the “for life” guarantee and further reduction of the “for life” total withdrawal base.

95

WRL FREEDOMSM MULTIPLE

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Premier Life Insurance Company

Separate Account VA V

Supplement Dated October 1, 2020

to the

Statement of Additional Information dated May 1, 2009

This Supplement updates certain information contained in the Statement of Additional Information dated May 1, 2009 for the WRL FreedomSM Multiple contract (the “Contract”). Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the same meanings given to them in the Statement of Additional Information. Except as modified in this supplement, all other terms and information in the Statement of Additional Information remain unchanged.

Effective on October 1, 2020, Transamerica Premier Life Insurance Company (“TPLIC”; formerly known as Monumental Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TPLIC was the issuer of the contracts. Upon consummation of the Merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including Separate Account VA V (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TPLIC no longer sells the Contract. Following the Merger, TLIC will not issue new Contracts. Although Contracts will no longer be sold, additional purchase payments will continue to be permitted.

The following hereby replaces the Independent Registered Public Accounting Firm section of the statement of additional information, page 25:

Independent Registered Public Accounting Firm

The financial statements of the Separate Account VA V as of December 31, 2019 and for the years ended December 31, 2019 and 2018, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company and Transamerica Premier Life Insurance Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The following paragraph hereby replaces the FINANCIAL STATEMENTS section of the Statement of Additional Information, page 26.

FINANCIAL STATEMENTS

Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance as well as the audited financial statements of the Separate Account are located in the Statement of Additional Information (SAI).

Separate Account

The values of Your interest in the Separate Account will be affected solely by the investment results of the selected Subaccount(s). The statutory-basis financial statements and schedules of Transamerica Life Insurance Company should be considered only as bearing on the ability of us to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following financial statements replace the financial statements contained in the Statement of Additional Information

The following hereby updates the Condensed Financials section of the Statement of Additional Information:

APPENDIX

CONDENSED FINANCIAL INFORMATION

The following tables list the accumulation unit values and the number of accumulation units outstanding for the total separate account expenses listed therein (including any applicable fund facilitation fees) for each subaccount available on December 31, 2019.

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.638259 1.679006 1.631750 1.524637 1.550453 1.543037 1.428469 1.274951 1.263791 1.106053	$ $ $ $ $ $ $ $ $ $	1.808462 1.638259 1.679006 1.631750 1.524637 1.550453 1.543037 1.428469 1.274951 1.263791	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,928.265
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.777814 1.938735 1.711055 1.671756 1.684242 1.604688 1.408399 1.267844 1.334562 1.234764	$ $ $ $ $ $ $ $ $ $	2.059208 1.777814 1.938735 1.711055 1.671756 1.684242 1.604688 1.408399 1.267844 1.334562	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.143416 2.291712 1.922436 1.754682 1.768011 1.589503 1.227283 1.081106 1.081769 0.960322	$ $ $ $ $ $ $ $ $ $	2.757304 2.143416 2.291712 1.922436 1.754682 1.768011 1.589503 1.227283 1.081106 1.081769	17,710.853 17,710.853 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Franklin Allocation VIP Fund - Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.792937 2.022798 1.845713 1.667103 1.813623 1.800367 1.484760 1.315087 1.364151 1.262175	$ $ $ $ $ $ $ $ $ $	2.101624 1.792937 2.022798 1.845713 1.667103 1.813623 1.800367 1.484760 1.315087 1.364151	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 5,818.706
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.775531 0.970429 0.743785 0.752692 0.845970 0.875347 0.775441 0.683998 0.954255 0.853248	$ $ $ $ $ $ $ $ $ $	0.961744 0.775531 0.970429 0.743785 0.752692 0.845970 0.875347 0.775441 0.683998 0.954255	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.050471 1.299497 1.076359 0.925145 1.094673 1.096447 0.942923 0.885317 1.075363 0.844476	$ $ $ $ $ $ $ $ $ $	1.214138 1.050471 1.299497 1.076359 0.925145 1.094673 1.096447 0.942923 0.885317 1.075363	4,919.205 5,557.483 6,194.957 6,878.362 7,655.121 8,434.668 9,227.044 4,509.317 6,099.003 2,085.249
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.371768 1.488812 1.270525 1.179973 1.207333 1.103151 0.865902 0.774439 0.788729 0.713571	$ $ $ $ $ $ $ $ $ $	1.735844 1.371768 1.488812 1.270525 1.179973 1.207333 1.103151 0.865902 0.774439 0.788729	0.000 0.000 0.000 0.000 0.000 15,693.317 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.142419 2.168936 1.866178 1.824265 1.774784 1.607333 1.170409 0.976389 0.942583 0.790852	$ $ $ $ $ $ $ $ $ $	2.621790 2.142419 2.168936 1.866178 1.824265 1.774784 1.607333 1.170409 0.976389 0.942583	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.667157 0.802039 0.612972 0.562370 0.693127 0.730952 0.795581 0.760411 0.964499 0.894903	$ $ $ $ $ $ $ $ $ $	0.813772 0.667157 0.802039 0.612972 0.562370 0.693127 0.730952 0.795581 0.760411 0.964499	5,914.938 6,682.436 7,448.974 8,270.711 9,204.711 10,142.080 11,094.827 5,396.961 7,333.478 0.000
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.744626 0.883293 0.751464 0.709900 0.811285 0.904516 0.757379 0.661655 0.739602 0.733943	$ $ $ $ $ $ $ $ $ $	0.861142 0.744626 0.883293 0.751464 0.709900 0.811285 0.904516 0.757379 0.661655 0.739602	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.586805 0.637982 0.5990079 0.648098 0.733492 0.854753 0.888430 0.911975 0.954807 0.998305	$ $ $ $ $ $ $ $ $ $	0.562655 0.586805 0.637982 0.599079 0.648098 0.733492 0.854753 0.888430 0.911975 0.954807	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,381.367
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.857678 0.975354 0.840473 0.742262 0.767472 0.692256 0.533820 0.435930 0.515253 0.473082	$ $ $ $ $ $ $ $ $ $	1.097020 0.857678 0.975354 0.840473 0.742262 0.767472 0.692256 0.533820 0.435930 0.515253	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.836715 0.848717 0.864204 0.879954 0.896001 0.912410 0.929107 0.946205 0.963468 0.981087	$ $ $ $ $ $ $ $ $ $	0.827850 0.836715 0.848717 0.864204 0.879954 0.896001 0.912410 0.929107 0.946205 0.963468	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.658751 0.796534 0.666056 0.684680 0.722813 0.801149 0.682854 0.599953 0.713322 0.673927	$ $ $ $ $ $ $ $ $ $	0.771421 0.658751 0.796534 0.666056 0.684680 0.722813 0.801149 0.682854 0.599953 0.713322	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.774334 0.892612 0.767463 0.778412 0.749290 0.739304 0.507956 0.420821 0.526139 0.573329	$ $ $ $ $ $ $ $ $ $	0.912308 0.774334 0.892612 0.767463 0.778412 0.749290 0.739304 0.507956 0.420821 0.526139	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.407051 1.644782 1.476736 1.272547 1.356452 1.283396 0.999402 0.881061 0.936512 0.768926	$ $ $ $ $ $ $ $ $ $	1.706505 1.407051 1.644782 1.476736 1.272547 1.356452 1.283396 0.999402 0.881061 0.936512	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.401839 2.493149 1.947610 1.884492 1.786193 1.554828 1.179368 1.033534 1.037516 0.893661	$ $ $ $ $ $ $ $ $ $	3.223732 2.401839 2.493149 1.947610 1.884492 1.786193 1.554828 1.179368 1.033534 1.037516	3,529.126 3,515.929 3,833.303 0.000 0.000 0.000 0.000 0.000 0.000 6,907.920
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.653058 0.833844 0.877061 0.719290 0.956061 1.092487 0.896819 0.887773 0.884304 0.764809	$ $ $ $ $ $ $ $ $ $	0.695806 0.653058 0.833844 0.877061 0.719290 0.956061 1.092487 0.896819 0.887773 0.884304	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,741.210
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.638218 1.778976 1.641756 1.736903 1.693779 1.445299 1.118330 1.018397 0.893127 0.905340	$ $ $ $ $ $ $ $ $ $	1.834303 1.638218 1.778976 1.641756 1.736903 1.693779 1.445299 1.118330 1.018397 0.893127	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.372178 0.438119 0.423837 0.277025 0.420209 0.562161 0.922686 1.099844 1.386593 1.062390	$ $ $ $ $ $ $ $ $ $	0.533429 0.372178 0.438119 0.423837 0.277025 0.420209 0.562161 0.922686 1.099844 1.386593	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,652.195
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.263156 0.238087 0.336043 0.408605 0.373183 0.391554 0.399716 0.468219 0.430916 0.537988	$ $ $ $ $ $ $ $ $ $	0.204135 0.263156 0.238087 0.336043 0.408605 0.373183 0.391554 0.399716 0.468219 0.430916	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.361253 0.318663 0.408940 0.442582 0.468490 0.464162 0.598483 0.763507 0.763828 0.912000	$ $ $ $ $ $ $ $ $ $	0.292909 0.361253 0.318663 0.408940 0.442582 0.468490 0.464162 0.598483 0.763507 0.763828	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.129276 0.135596 0.184737 0.209190 0.245025 0.309552 0.446599 0.560207 0.637306 0.823587	$ $ $ $ $ $ $ $ $ $	0.091316 0.129276 0.135596 0.184737 0.209190 0.245025 0.309552 0.446599 0.560207 0.637306	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.178258 0.164480 0.195246 0.253621 0.260451 0.292258 0.432979 0.544236 0.609713 0.873972	$ $ $ $ $ $ $ $ $ $	0.138643 0.178258 0.164480 0.195246 0.253621 0.260451 0.292258 0.432979 0.544236 0.609713	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.256312 1.469115 1.330838 1.132495 1.229792 1.222265 0.907450 0.805510 0.869565 0.709715	$ $ $ $ $ $ $ $ $ $	1.524642 1.256312 1.469115 1.330838 1.132495 1.229792 1.222265 0.907450 0.805510 0.869565	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.374379 1.631941 1.514925 1.198109 1.330414 1.280573 0.947346 0.830722 0.882262 0.735925	$ $ $ $ $ $ $ $ $ $	1.653901 1.374379 1.631941 1.514925 1.198109 1.330414 1.280573 0.947346 0.830722 0.882262	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.870333 1.044259 1.086596 0.909650 0.912586 0.924243 0.839956 0.734287 0.734132 0.646326	$ $ $ $ $ $ $ $ $ $	0.980728 0.870333 1.044259 1.086596 0.909650 0.912586 0.924243 0.839956 0.734287 0.734132	0.000 0.000 0.000 5,397.295 0.000 0.000 0.000 10,228.775 0.000 7,504.981
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.169414 1.630714 1.326520 0.967817 1.132702 1.094770 0.597344 0.469789 0.589495 0.404469	$ $ $ $ $ $ $ $ $ $	1.691599 1.169414 1.630714 1.326520 0.967817 1.132702 1.094770 0.597344 0.469789 0.589495	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 589.828

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.528027 1.645714 1.530838 1.563892 1.688064 1.260553 1.587216 1.601143 1.136211 1.050922	$ $ $ $ $ $ $ $ $ $	1.773636 1.528027 1.645714 1.530838 1.563892 1.688064 1.260553 1.587216 1.601143 1.136211	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,863.248
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.467357 1.452754 1.337267 1.183517 1.287879 1.041987 0.936572 0.952638 0.825659 0.793700	$ $ $ $ $ $ $ $ $ $	1.770269 1.467357 1.452754 1.337267 1.183517 1.287879 1.041987 0.936572 0.952638 0.825659	0.000 0.000 0.000 0.000 0.000 0.000 0.000 24,047.672 26,645.410 27,962.161
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.740487 1.822229 1.730996 1.532961 1.631479 1.603843 1.536303 1.336344 1.301940 1.182164	$ $ $ $ $ $ $ $ $ $	1.947650 1.740487 1.822229 1.730996 1.532961 1.631479 1.603843 1.536303 1.336344 1.301940	9,634.158 10,884.233 12,132.742 13,471.154 14,992.418 16,519.153 18,070.980 35,856.003 19,643.233 34,818.294
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.174927 1.196625 1.190595 1.210873 1.235447 1.205026 1.258617 1.222555 1.160556 1.134117	$ $ $ $ $ $ $ $ $ $	1.226820 1.174927 1.196625 1.190595 1.210873 1.235447 1.205026 1.258617 1.222555 1.160556	9,756.444 29,857.811 37,242.567 162,960.384 107,687.658 104,738.812 165,410.924 749,226.478 1,025,332.077 1,089,326.158
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.694529 1.954467 1.714068 1.523422 1.613432 1.468054 1.150803 1.051582 1.045313 0.966532	$ $ $ $ $ $ $ $ $ $	2.055959 1.694529 1.954467 1.714068 1.523422 1.613432 1.468054 1.150803 1.051582 1.045313	15,327.044 16,797.520 18,266.150 29,535.245 39,278.254 42,006.196 47,535.694 32,800.988 41,443.919 60,735.952
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.461235 1.659821 1.522735 1.544357 1.586764 1.426469 1.400920 1.141774 1.237209 1.092876	$ $ $ $ $ $ $ $ $ $	1.791729 1.461235 1.659821 1.522735 1.544357 1.586764 1.426469 1.400920 1.141774 1.237209	0.000 0.000 2,225.608 1,044.188 3,362.466 3,506.571 0.000 4,611.948 10,355.128 18,273.732
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.895270 0.904315 0.920959 0.937899 0.955198 0.972816 0.990754 1.009123 1.027687 1.046655	$ $ $ $ $ $ $ $ $ $	0.894106 0.895270 0.904315 0.920959 0.937899 0.955198 0.972816 0.990754 1.009123 1.027687	63,965.537 74,119.935 168,009.110 188,997.861 108,159.774 614,394.085 647,283.546 633,742.076 775,713.853 730,833.869

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.337573 1.425570 1.325664 1.323785 1.353955 1.308893 1.247204 1.200801 1.202937 1.122466	$ $ $ $ $ $ $ $ $ $	1.511617 1.337573 1.425570 1.325664 1.323785 1.353955 1.308893 1.247204 1.200801 1.202937	0.000 0.000 0.000 0.000 0.000 0.000 0.000 9,724.895 9,720.178 0.000
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.073257 1.143711 1.042973 1.012520 1.032543 1.003041	$ $ $ $ $ $	1.233441 1.073257 1.143711 1.042973 1.012520 1.032543	0.000 0.000 0.000 0.000 0.000 0.000
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.975132 1.210585 0.970913 0.990155 1.010930 1.088524 0.941392 0.786793 0.892524 0.824100	$ $ $ $ $ $ $ $ $ $	1.219789 0.975132 1.210585 0.970913 0.990155 1.010930 1.088524 0.941392 0.786793 0.892524	24,433.148 27,603.450 37,070.022 16,816.503 23,492.927 15,708.292 5,493.541 4,957.217 5,201.728 34,144.617
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.348997 1.374987 1.199608 1.173415 1.193667 1.127483 0.964835 0.873576 0.997558 0.985441	$ $ $ $ $ $ $ $ $ $	1.612881 1.348997 1.374987 1.199608 1.173415 1.193667 1.127483 0.964835 0.873576 0.997558	0.000 0.000 0.000 8,084.076 8,551.949 9,006.025 9,464.140 0.000 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.254554 2.330478 1.843628 1.921913 2.066222 2.109956 1.547943 1.449533 1.586020 1.209267	$ $ $ $ $ $ $ $ $ $	3.017780 2.254554 2.330478 1.843628 1.921913 2.066222 2.109956 1.547943 1.449533 1.586020	362.263 365.003 5,706.619 8,280.339 19,628.879 18,372.893 11,296.771 6,516.011 10,236.094 19,349.910
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.388360 1.477436 1.336721 1.305208 1.358491 1.357169 1.267086 1.204018 1.198011 1.122448	$ $ $ $ $ $ $ $ $ $	1.547846 1.388360 1.477436 1.336721 1.305208 1.358491 1.357169 1.267086 1.204018 1.198011	82,836.924 115,268.605 394,589.420 392,204.217 464,669.409 348,863.442 362,591.255 338,269.840 399,401.921 482,398.333
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.588546 1.812072 1.483851 1.428097 1.485978 1.477464 1.190605 1.079048 1.165356 1.035250	$ $ $ $ $ $ $ $ $ $	1.963062 1.588546 1.812072 1.483851 1.428097 1.485978 1.477464 1.190605 1.079048 1.165356	11,024.600 11,839.960 12,835.768 13,828.765 27,592.310 28,720.705 70,861.572 94,845.635 117,892.493 134,888.468

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.519067 1.634779 1.433803 1.387344 1.448897 1.438171 1.293598 1.207634 1.226334 1.134043	$ $ $ $ $ $ $ $ $ $	1.732766 1.519067 1.634779 1.433803 1.387344 1.448897 1.438171 1.293598 1.207634 1.226334	884,225.192 991,347.157 1,157,721.935 1,207,544.012 1,325,028.827 1,422,630.130 1,484,337.954 1,648,335.290 1,684,183.321 1,955,274.531
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.575300 1.731354 1.475621 1.414398 1.477791 1.469174 1.256979 1.160024 1.208957 1.095434	$ $ $ $ $ $ $ $ $ $	1.852752 1.575300 1.731354 1.475621 1.414398 1.477791 1.469174 1.256979 1.160024 1.208957	745,092.617 849,498.076 925,933.853 1,140,650.179 1,405,211.876 1,737,682.165 2,372,630.060 2,773,054.912 3,124,107.668 3,285,725.577
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.321902 1.347726 1.327201 1.324403 1.344404 1.302808 1.355784 1.318323 1.251985 1.180750	$ $ $ $ $ $ $ $ $ $	1.405016 1.321902 1.347726 1.327201 1.324403 1.344404 1.302808 1.355784 1.318323 1.251985	45,269.704 31,046.262 24,038.660 28,915.538 0.000 0.000 0.000 28,009.068 0.000 0.000
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.049065 2.226256 1.876619 1.719962 1.758018 1.571069 1.210983 1.062506 1.077018 0.955069	$ $ $ $ $ $ $ $ $ $	2.629258 2.049065 2.226256 1.876619 1.719962 1.758018 1.571069 1.210983 1.062506 1.077018	24,285.037 30,056.502 60,048.281 39,412.725 38,944.959 27,301.863 30,098.328 20,466.661 21,422.830 23,399.453
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.001000 1.157499 0.970480 0.977859 1.015093 1.042092 0.943729 0.854595 0.941300 0.869641	$ $ $ $ $ $ $ $ $ $	1.155878 1.001000 1.157499 0.970480 0.977859 1.015093 1.042092 0.943729 0.854595 0.941300	110,517.714 125,177.006 187,724.395 224,368.425 301,800.891 449,683.583 454,906.303 468,481.114 538,385.557 550,765.395
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.115091 1.173231 1.101200 1.076405 1.100742 1.054857 1.020383 0.967134 0.952173 0.973848	$ $ $ $ $ $ $ $ $ $	1.225264 1.115091 1.173231 1.101200 1.076405 1.100742 1.054857 1.020383 0.967134 0.952173	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 22,863.900
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.238932 1.322089 1.186956 1.165141 1.208075 1.176881 1.075684 1.010803 1.014580 0.933525	$ $ $ $ $ $ $ $ $ $	1.406765 1.238932 1.322089 1.186956 1.165141 1.208075 1.176881 1.075684 1.010803 1.014580	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.274272 1.346390 1.234990 1.208532 1.239422 1.199485 1.136766 1.086035 1.072050 0.997845	$ $ $ $ $ $ $ $ $ $	1.403651 1.274272 1.346390 1.234990 1.208532 1.239422 1.199485 1.136766 1.086035 1.072050	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.262496 1.385145 1.190744 1.158624 1.223038 1.198088 1.027307 0.938024 0.966294 0.870910	$ $ $ $ $ $ $ $ $ $	1.480166 1.262496 1.385145 1.190744 1.158624 1.223038 1.198088 1.027307 0.938024 0.966294	0.000 0.000 0.000 38,800.788 27,754.726 20,490.848 15,404.604 0.000 0.000 0.000
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.958503 2.831337 2.012702 2.102474 1.921356 1.849834 1.273979 1.126413 1.220282 0.977957	$ $ $ $ $ $ $ $ $ $	3.586550 2.958503 2.831337 2.012702 2.102474 1.921356 1.849834 1.273979 1.126413 1.220282	7,701.671 8,424.974 17,240.952 19,092.156 47,155.153 38,687.095 21,713.194 12,715.782 15,611.964 22,717.419
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.023156 2.144499 1.918921 1.815662 1.850422 1.705599 1.475218 1.336921 1.312359 1.078941	$ $ $ $ $ $ $ $ $ $	2.413412 2.023156 2.144499 1.918921 1.815662 1.850422 1.705599 1.475218 1.336921 1.312359	86,122.176 71,456.960 110,772.056 93,934.352 116,599.185 111,538.298 109,733.499 72,279.892 100,218.118 130,751.203
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.051906 1.151362 1.046616 1.011508 1.057137 0.998496 0.909250 0.917152 0.967038 1.020258	$ $ $ $ $ $ $ $ $ $	1.236011 1.051906 1.151362 1.046616 1.011508 1.057137 0.998496 0.909250 0.917152 0.967038	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.008611 1.083131 0.999248 0.969436 1.008308 0.944566 0.889496 0.892439 0.982197 1.022007	$ $ $ $ $ $ $ $ $ $	1.164251 1.008611 1.083131 0.999248 0.969436 1.008308 0.944566 0.889496 0.892439 0.982197	31,443.862 19,977.887 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.020222 1.125686 0.998413 0.969595 1.022888 0.979196 0.853828 0.863748 0.995312 1.020927	$ $ $ $ $ $ $ $ $ $	1.217613 1.020222 1.125686 0.998413 0.969595 1.022888 0.979196 0.853828 0.863748 0.995312	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.85%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.315029 1.353275 1.317066 1.308979 1.326332 1.294698 1.356153 1.287113 1.237255 1.178415	$ $ $ $ $ $ $ $ $ $	1.397250 1.315029 1.353275 1.317066 1.308979 1.326332 1.294698 1.356153 1.287113 1.237255	0.000 0.000 4,687.303 6,548.826 6,927.848 17,136.061 43,035.492 40,390.030 30,429.447 52,502.872
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.138256 1.193930 1.088616 1.080106 1.126685 1.107592 1.053580 1.005038 1.000000	$ $ $ $ $ $ $ $ $	1.243131 1.138256 1.193930 1.088616 1.080106 1.126685 1.107592 1.053580 1.005038	28,209.360 18,054.689 0.000 0.000 0.000 0.000 0.000 8,610.701 8,701.590
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.250667 1.354553 1.146703 1.145336 1.248090 1.231469 1.076546 0.988302 1.000000	$ $ $ $ $ $ $ $ $	1.367383 1.250667 1.354553 1.146703 1.145336 1.248090 1.231469 1.076546 0.988302	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.816899 3.247228 2.869312 2.418973 2.532972 2.458546 1.840685 1.615729 1.693984 1.326629	$ $ $ $ $ $ $ $ $ $	3.455528 2.816899 3.247228 2.869312 2.418973 2.532972 2.458546 1.840685 1.615729 1.693984	11,735.864 13,337.479 15,594.884 22,631.168 39,455.382 45,204.939 60,638.504 20,931.028 25,220.205 24,937.426
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.815857 3.093485 2.581963 2.368969 2.361903 2.264219 1.604817 1.416364 1.421009 1.079580	$ $ $ $ $ $ $ $ $ $	3.660189 2.815857 3.093485 2.581963 2.368969 2.361903 2.264219 1.604817 1.416364 1.421009	3,027.464 2,922.255 3,910.476 5,867.895 22,371.834 20,086.110 12,288.166 3,234.706 3,237.305 4,043.225
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.227679 2.269898 1.793986 1.781812 1.702244 1.564276 1.205770 1.088232 1.153656 1.000143	$ $ $ $ $ $ $ $ $ $	3.055088 2.227679 2.269898 1.793986 1.781812 1.702244 1.564276 1.205770 1.088232 1.153656	6,230.978 6,507.355 6,783.029 28,027.075 47,084.192 48,196.678 102,752.157 75,875.111 86,811.042 67,958.474

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.665851 1.704754 1.654336 1.543463 1.567289 1.557505 1.439743 1.283111 1.270019 1.109856	$ $ $ $ $ $ $ $ $ $	1.841626 1.665851 1.704754 1.654336 1.543463 1.567289 1.557505 1.439743 1.283111 1.270019	6,280.826 6,853.018 7,444.129 8,077.826 8,781.360 20,653.646 50,017,076 50,815.826 24,751.094 59,660.384
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.804549 1.964990 1.731678 1.689420 1.699537 1.616878 1.417003 1.273704 1.338773 1.236838	$ $ $ $ $ $ $ $ $ $	2.093261 1.804549 1.964990 1.731678 1.689420 1.699537 1.616878 1.417003 1.273704 1.338773	7,749.655 7,830.013 7,871.676 7,900.758 44,729.996 45,179.798 45,679.994 50,375.139 49,648.597 49,778.390
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.919452 2.266117 2.419310 2.026496 1.846937 1.858215 1.286099 1.131240 1.130265 1.001890	$ $ $ $ $ $ $ $ $ $	2.919452 2.266117 2.419310 2.026496 1.846937 1.858215 1.668133 1.286099 1.131240 1.130265	173,234.982 173,391.258 173,488.881 173,605.004 173,774.414 178,850.231 181,031.054 183,754.687 191,746.515 226,481.453
Franklin Allocation VIP Fund—Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.819910 2.050189 1.867962 1.684724 1.830087 1.814044 1.493843 1.321184 1.368458 1.264301	$ $ $ $ $ $ $ $ $ $	2.136396 1.819910 2.050189 1.867962 1.684724 1.830087 1.814044 1.493843 1.321184 1.368458	1,602.381 1,618.568 1,634.285 1,649.892 1,668.857 1,695.574 21,295.618 21,681.939 156,011.403 166,140.537
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.788568 0.985274 0.754059 0.761964 0.855134 0.883539 0.781547 0.688360 0.958935 0.856168	$ $ $ $ $ $ $ $ $ $	0.979356 0.788568 0.985274 0.754059 0.761964 0.855134 0.883539 0.781547 0.688360 0.958935	583.177 590.044 490.712 497.259 27,230.306 29,440.705 33,048.761 39,271.520 50,544.128 107,849.786
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.068142 1.319396 1.091240 0.936566 1.106554 1.106696 0.950340 0.890981 1.080663 0.847385	$ $ $ $ $ $ $ $ $ $	1.236385 1.068142 1.319396 1.091240 0.936566 1.106554 1.106696 0.950340 0.890981 1.080663	21,096.559 22,622.643 22,654.527 60,966.771 22,683.998 30,745.614 178,009.621 175,579.695 201,932.496 198,711.669
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.395282 1.512094 1.288493 1.194904 1.220804 1.113825 0.872993 0.779621 0.792846 0.716234	$ $ $ $ $ $ $ $ $ $	1.768203 1.395282 1.512094 1.288493 1.194904 1.220804 1.113825 0.872993 0.779621 0.792846	78,270.223 86,384.195 85,666.189 79,585.611 81,323.989 124,853.395 79,436.149 134,956.288 184,297.899 108,696.845

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.178468 2.202162 1.891991 1.846765 1.794026 1.622365 1.179628 0.982618 0.947204 0.793567	$ $ $ $ $ $ $ $ $ $	2.669832 2.178468 2.202162 1.891991 1.846765 1.794026 1.622365 1.179628 0.982618 0.947204	90,942.299 88,211.249 106,270.130 96,431.560 99,488.912 99,973.474 76,503.841 74,263.044 91,196.487 75,619.504
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.678403 0.814342 0.621445 0.569307 0.700646 0.737791 0.801837 0.765265 0.969240 0.897977	$ $ $ $ $ $ $ $ $ $	0.828726 0.678403 0.814342 0.621445 0.569307 0.700646 0.737791 0.801837 0.765265 0.969240	10,404.461 10,473.060 10,534.074 10,598.637 37,298.846 79,426.077 153,936.061 62,278.219 98,605.766 170,354.711
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.757176 0.896845 0.761870 0.718665 0.820085 0.912981 0.763350 0.665884 0.743219 0.736457	$ $ $ $ $ $ $ $ $ $	0.876960 0.757176 0.896845 0.761870 0.718665 0.820085 0.912981 0.763350 0.665884 0.743219	0.000 0.000 0.000 0.000 34,763.115 34,955.373 35,148.689 35,343.075 35,538.541 35,735.091
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.596662 0.647735 0.607331 0.656064 0.741430 0.862738 0.895417 0.917795 0.959501 1.001730	$ $ $ $ $ $ $ $ $ $	0.572957 0.596662 0.647735 0.607331 0.656064 0.741430 0.862738 0.895417 0.917795 0.959501	8,537.988 8,933.949 11,479.056 24,889.433 45,296.580 6,201.978 16,263.218 17,848.783 24,741.733 25,049.503
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.872151 0.990347 0.852133 0.751464 0.775841 0.698771 0.538048 0.438732 0.517800 0.474716	$ $ $ $ $ $ $ $ $ $	1.117169 0.872151 0.990347 0.852133 0.751464 0.775841 0.698771 0.538048 0.438732 0.517800	15,479.960 25,380.115 26,233.096 76,711.291 74,029.856 75,457.739 76,873.331 71,361.316 71,614.308 89,714.733
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.851074 0.861997 0.876448 0.891095 0.906026 0.921256 0.936718 0.952523 0.968503 0.984772	$ $ $ $ $ $ $ $ $ $	0.843294 0.851074 0.861997 0.876448 0.891095 0.906026 0.921256 0.936718 0.952523 0.968503	261,897.740 264,416.126 265,878.467 275,405.968 277,536.849 321,360.110 272,923.330 274,432.705 590,340.900 280,404.411
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.669843 0.808747 0.675271 0.693141 0.730656 0.808649 0.688232 0.603785 0.716826 0.676238	$ $ $ $ $ $ $ $ $ $	0.785572 0.669843 0.808747 0.675271 0.693141 0.730656 0.808649 0.688232 0.603785 0.716826	0.000 0.000 6,740.988 0.000 0.000 0.000 4,715.416 0.000 0.000 275,163.133

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.787400 0.906318 0.778106 0.788040 0.757431 0.746222 0.511957 0.423511 0.528727 0.575300	$ $ $ $ $ $ $ $ $ $	0.929077 0.787400 0.906318 0.778106 0.788040 0.757431 0.746222 0.511957 0.423511 0.528727	0.000 0.000 0.000 0.000 0.000 0.000 2,057.787 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.430770 1.670032 1.497206 1.288289 1.371206 1.295438 1.007286 0.886703 0.941118 0.771567	$ $ $ $ $ $ $ $ $ $	1.737846 1.430770 1.670032 1.497206 1.288289 1.371206 1.295438 1.007286 0.886703 0.941118	173.673 183.449 2,721.761 34,473.871 1,658.466 0.000 2,667.981 155,214.100 50,305.151 143,888.64
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.443112 2.532230 1.975232 1.908417 1.806217 1.569939 1.189068 1.040485 1.042955 0.897021	$ $ $ $ $ $ $ $ $ $	3.283977 2.443112 2.532230 1.975232 1.908417 1.806217 1.569939 1.189068 1.040485 1.042955	1,370.044 3,795.199 2,824.913 1,297.005 73,220.548 27,833.507 28,609.239 42,939.843 70,255.097 125,527.052
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.664029 0.846601 0.889177 0.728162 0.966433 1.102714 0.903885 0.893450 0.888638 0.767426	$ $ $ $ $ $ $ $ $ $	0.708535 0.664029 0.846601 0.889177 0.728162 0.966433 1.102714 0.903885 0.893450 0.888638	41,945.435 47,928.395 48,249.235 48,535.583 48,840.216 50,335.929 215,689.884 215,044.606 239,258.907 249,714.484
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.665827 1.806280 1.664506 1.758373 1.712196 1.458865 1.127167 1.024926 0.897522 0.908449	$ $ $ $ $ $ $ $ $ $	1.867955 1.665827 1.806280 1.664506 1.758373 1.712196 1.458865 1.127167 1.024926 0.897522	882.723 4,223.209 4,247.905 34,187.606 68,439.655 16,160.186 4,347.678 106.114 0.000 0.000
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.378458 0.444850 0.429705 0.280454 0.424779 0.567441 0.929976 1.106891 1.393416 1.066049	$ $ $ $ $ $ $ $ $ $	0.543232 0.378458 0.444850 0.429705 0.280454 0.424779 0.567441 0.929976 1.106891 1.393416	36,491.218 39,207.458 22,981.301 22,030.086 22,141.543 26,340.594 32,158.132 41,741.931 44,746.557 52,312.488
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.267586 0.241733 0.340681 0.413638 0.377219 0.395206 0.402859 0.471211 0.433038 0.539843	$ $ $ $ $ $ $ $ $ $	0.207873 0.267586 0.241733 0.340681 0.413638 0.377219 0.395206 0.402859 0.471211 0.433038	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.367336 0.323551 0.414594 0.448044 0.473572 0.468509 0.603197 0.768389 0.767579 0.915127	$ $ $ $ $ $ $ $ $ $	0.298283 0.367336 0.323551 0.414594 0.448044 0.473572 0.468509 0.603197 0.768389 0.767579	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.131453 0.137672 0.187290 0.211767 0.247676 0.312449 0.450111 0.563775 0.640436 0.826411	$ $ $ $ $ $ $ $ $ $	0.092991 0.131453 0.137672 0.187290 0.211767 0.247676 0.312449 0.450111 0.563775 0.640436	0.000 0.000 0.000 0.000 17,875.042 0.000 0.000 0.000 0.000 21,081.319
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.181335 0.167074 0.198028 0.256852 0.263374 0.295096 0.436537 0.547892 0.612901 0.877245	$ $ $ $ $ $ $ $ $ $	0.141244 0.181335 0.167074 0.198028 0.256852 0.263374 0.295096 0.436537 0.547892 0.612901	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.277863 1.492096 1.349665 1.146826 1.243512 1.234079 0.914874 0.810898 0.874094 0.712352	$ $ $ $ $ $ $ $ $ $	1.553080 1.277863 1.492096 1.349665 1.146826 1.243512 1.234079 0.914874 0.810898 0.874094	197.681 6,178.534 3,948.504 39,406.248 5,665.344 3,804.590 3,830.998 53,039.860 96,017.118 126,736.534
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.397510 1.656955 1.535903 1.212915 1.344859 1.292574 0.954814 0.836042 0.886606 0.738465	$ $ $ $ $ $ $ $ $ $	1.684211 1.397510 1.656955 1.535903 1.212915 1.344859 1.292574 0.954814 0.836042 0.886606	2,183.853 2,202.294 2,220.561 29,751.393 2,263.479 2,285.548 5,389.267 2,716.121 95,736.679 2,780.720
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.884985 1.060265 1.101624 0.920868 0.922486 0.932892 0.846574 0.738970 0.737731 0.648539	$ $ $ $ $ $ $ $ $ $	0.998709 0.884985 1.060265 1.101624 0.920868 0.922486 0.932892 0.846574 0.738970 0.737731	5,524.899 12,456.788 12,730.117 13,237.646 13,215.635 13,532.494 12,216.933 39,240.323 8,772.465 25,805.465
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.189152 1.655778 1.344931 0.979813 1.145051 1.105076 0.602080 0.472812 0.592415 0.405861	$ $ $ $ $ $ $ $ $ $	1.722691 1.189152 1.655778 1.344931 0.979813 1.145051 1.105076 0.602080 0.472812 0.592415	0.000 0.000 0.000 31,940.202 50,569.690 50,849.358 54,417.430 51,413.356 51,697.696 63,650.235

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.553736 1.670921 1.551997 1.583184 1.706367 1.272337 1.599700 1.611355 1.141790 1.054522	$ $ $ $ $ $ $ $ $ $	1.806149 1.553736 1.670921 1.551997 1.583184 1.706367 1.272337 1.599700 1.611355 1.141790	18,223.963 19,133.532 19,239.346 20,174.144 20,285.717 26,781.035 20,510.717 20,624.148 34,292.024 20,852.899
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.492069 1.475030 1.355780 1.198133 1.301865 1.051747 0.943949 0.958724 0.829713 0.796425	$ $ $ $ $ $ $ $ $ $	1.802733 1.492069 1.475030 1.355780 1.198133 1.301865 1.051747 0.943949 0.958724 0.829713	4,437.329 10,302.176 10,526.194 10,716.426 39,713.647 40,133.696 42,638.785 63,792.985 260,745.818 234,893.212
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.851233 1.935302 1.835710 1.623296 1.725071 1.693353 1.619651 1.406760 1.368525 1.240789	$ $ $ $ $ $ $ $ $ $	2.074626 1.851233 1.935302 1.835710 1.623296 1.725071 1.693353 1.619651 1.406760 1.368525	16,175.653 16,826.459 19,455.744 25,912.416 35,025.556 50,168.910 46,610.964 126,660.839 130,300.606 89,264.418
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.227656 1.248471 1.240363 1.259628 1.283293 1.249842 1.303502 1.264272 1.198393 1.169378	$ $ $ $ $ $ $ $ $ $	1.283768 1.227656 1.248471 1.240363 1.259628 1.283293 1.249842 1.303502 1.264272 1.198393	183,471.415 428,743.717 355,584.668 923,025.638 814,208.157 813,730.683 868,249.728 3,109,186.404 4,346,406.551 3,086,416.661
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.980438 2.280847 1.997358 1.772593 1.874556 1.703134 1.333119 1.216377 1.207353 1.114716	$ $ $ $ $ $ $ $ $ $	2.406404 1.980438 2.280847 1.997358 1.772593 1.874556 1.703134 1.333119 1.216377 1.207353	248,973.573 276,745.579 330,534.552 376,735.300 393,752.880 600,550.097 644,870.455 536,301.800 718,108.234 1,008,785.877
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.922287 2.180293 1.997277 2.022662 2.075145 1.862774 1.826703 1.486593 1.608474 1.418741	$ $ $ $ $ $ $ $ $ $	2.360532 1.922287 2.180293 1.997277 2.022662 2.075145 1.862774 1.826703 1.486593 1.608474	76,554.356 109,685.793 130,683.954 143,447.740 211,177.879 222,230.345 305,243.521 265,261.913 294,484.090 592,914.498
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.909664 0.917513 0.933029 0.948776 0.964848 0.981221 0.997858 1.014855 1.031990 1.049500	$ $ $ $ $ $ $ $ $ $	0.909824 0.909664 0.917513 0.933029 0.948776 0.964848 0.981221 0.997858 1.014855 1.031990	123,113.687 213,440.252 160,091.990 349,490.284 466,038.448 699,799.285 841,846.846 1,719,511.527 1,227,695.661 1,994,909.405

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.360434 1.447800 1.344359 1.340476 1.369007 1.321494 1.257359 1.208786 1.209160 1.126614	$ $ $ $ $ $ $ $ $ $	1.539719 1.360434 1.447800 1.344359 1.340476 1.369007 1.321494 1.257359 1.208786 1.209160	46,905.906 46,263.443 47,444.568 50,057.019 46,528.906 46,801.274 47,130.793 60,810.387 63,007.099 99,302.025
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.080697 1.149226 1.047098 1.015033 1.033571 1.003041	$ $ $ $ $ $	1.243814 1.080697 1.149926 1.047098 1.015033 1.033571	0.000 4,816.059 4,844.530 4,870.272 10,672.957 9,953.225
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.992073 1.229789 0.984866 1.002910 1.022437 1.099293 0.949307 0.792230 0.897362 0.827339	$ $ $ $ $ $ $ $ $ $	1.242803 0.992073 1.229789 0.984866 1.002910 1.022437 1.099293 0.949307 0.792230 0.897362	117,249.355 150,254.203 214,875.314 307,735.089 310,212.666 268,420.977 224,416.432 107,816.883 108,011.374 127,992.543
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.367241 1.391523 1.212256 1.184043 1.202702 1.134332 0.962777 0.876298 0.999198 0.985611	$ $ $ $ $ $ $ $ $ $	1.637114 1.367241 1.391523 1.212256 1.184043 1.202702 1.134332 0.962777 0.876298 0.999198	33,027.478 34,854.565 35,638.519 1,144.453 1,151.126 995.145 625.954 629.641 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.286899 2.360392 1.864560 1.940885 2.083522 2.124995 1.556313 1.455213 1.589888 1.210428	$ $ $ $ $ $ $ $ $ $	3.065598 2.286899 2.360392 1.864560 1.940885 2.083522 2.124495 1.556313 1.455213 1.589888	43,603.451 66,409.750 86,731.677 102,909.429 141,022.257 171,188.377 286,480.161 164,182.185 291,174.621 315,965.468
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.469371 1.561332 1.410548 1.375277 1.429310 1.425820 1.329216 1.261181 1.253041 1.172263	$ $ $ $ $ $ $ $ $ $	1.640578 1.469371 1.561332 1.410548 1.375277 1.429310 1.425820 1.329216 1.261181 1.253041	1,002,785.763 1,699,653.860 1,835,086.122 2,048,307.173 2,288,329.739 2,394,914.776 2,564,338.854 4,040,854.893 5,367,627.636 6,474,749.925
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.715747 1.954273 1.597938 1.535642 1.595518 1.584035 1.274605 1.153451 1.243876 1.103393	$ $ $ $ $ $ $ $ $ $	2.123373 1.715747 1.954273 1.597938 1.535642 1.595518 1.584035 1.274605 1.153451 1.243876	227,989.221 198,865.691 422,028.797 210,731.179 229,939.768 353,816.644 570,648.316 463,672.600 493,290.405 637,886.373

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.614072 1.734448 1.518990 1.467606 1.530459 1.516893 1.362386 1.269962 1.287745 1.189088	$ $ $ $ $ $ $ $ $ $	1.843855 1.614072 1.734448 1.518990 1.467606 1.530459 1.516893 1.362386 1.269962 1.287745	1,813,389.654 2,421,306.787 2,951,678.330 3,335,954.707 3,833,063.750 4,565,279.650 5,468,257.344 5,519,710.699 8,033,010.580 9,146,188.741
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.695735 1.860955 1.583754 1.515819 1.581436 1.569901 1.341187 1.235891 1.286127 1.163638	$ $ $ $ $ $ $ $ $ $	1.997347 1.695735 1.860955 1.583754 1.515819 1.581436 1.569901 1.341187 1.235891 1.286127	3,540,967.898 3,982,669.475 4,839,633.111 5,119,099.607 5,715,616.638 6,393,717.083 7,133,407.173 7,251,133.011 8,595,639.741 12,153,452.366
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.392220 1.417314 1.393674 1.388701 1.407596 1.360238 1.415328 1.374181 1.303120 1.227168	$ $ $ $ $ $ $ $ $ $	1.481949 1.392220 1.417314 1.393674 1.388701 1.407596 1.362038 1.415328 1.374181 1.303120	266,062.466 195,030.690 240,134.899 242,329.318 277,026.002 343,622.614 310,677.685 287,355.607 254,850.680 277,157.355
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.171884 2.356203 1.983247 1.815020 1.852446 1.653012 1.272270 1.114612 1.128175 0.998969	$ $ $ $ $ $ $ $ $ $	2.790971 2.171884 2.356203 1.983247 1.815020 1.852446 1.653012 1.272270 1.114612 1.128175	5,640.242 25,382.820 27,763.175 35,206.183 37,629.560 39,266.481 32,362.617 44,480.564 23,884.825 118,625.853
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.019876 1.177568 0.985861 0.991889 1.028146 1.053938 0.953048 0.861765 0.947809 0.874362	$ $ $ $ $ $ $ $ $ $	1.179412 1.019876 1.177568 0.985861 0.991889 1.028146 1.053938 0.953048 0.861765 0.947809	842,617.125 931,994.040 1,073,667.069 1,175,243.869 1,281,137.219 1,405,517.738 1,538,350.429 1,192,006.740 2,052,995.793 2,168,559.609
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.234239 1.296656 1.215267 1.186157 1.211187 1.158987 1.119453 1.059462 1.041542 1.063673	$ $ $ $ $ $ $ $ $ $	1.358191 1.234239 1.296656 1.215267 1.186157 1.211187 1.158987 1.119453 1.059462 1.041542	52,024.978 64,698.767 68,228.264 72,889.357 106,859.866 118,702.568 124,181.586 112,405.301 121,143.651 222,489.555
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.258568 1.341054 1.202218 1.178376 1.220001 1.186749 1.083107 1.016279 1.018584 0.935839	$ $ $ $ $ $ $ $ $ $	1.431160 1.258568 1.341054 1.202218 1.178376 1.220001 1.186749 1.083107 1.016279 1.018584	112,959.474 131,492.723 174,106.019 183,098.273 192,925.746 203,111.784 213,256.073 224,306.400 234,070.743 248,632.341

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.291530 1.362602 1.248018 1.219479 1.248805 1.206783 1.141997 1.089421 1.073814 0.998015	$ $ $ $ $ $ $ $ $ $	1.424758 1.291530 1.362602 1.248018 1.219479 1.248805 1.206783 1.141997 1.089421 1.073814	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.282524 1.405031 1.206064 1.171802 1.235133 1.208149 1.034414 0.943111 0.970105 0.873054	$ $ $ $ $ $ $ $ $ $	1.505868 1.282524 1.405031 1.206064 1.171802 1.235133 1.208149 1.034414 0.943111 0.970105	24,298.842 63,830.783 72,631.498 81,262.934 81,629.817 81,791.463 59,381.849 44,217.743 305,507.230 325,589.014
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.997793 2.864694 2.033430 2.121005 1.935444 1.860661 1.279557 1.129661 1.221996 0.977898	$ $ $ $ $ $ $ $ $ $	3.639540 2.997793 2.864694 2.033430 2.121005 1.935444 1.860661 1.279557 1.129661 1.221996	54,195.809 3,003.447 3,078.054 2,025.914 46,340.482 18,827.268 20,037.113 50,179.240 63,288.432 97,522.461
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.164847 2.291290 2.047250 1.934246 1.968364 1.811641 1.564630 1.415855 1.387809 1.139288	$ $ $ $ $ $ $ $ $ $	2.586237 2.164847 2.291290 2.047250 1.934246 1.968364 1.811641 1.564630 1.415855 1.387809	487,504.647 385,895.635 371,248.144 301,445.447 316,477.202 423,287.432 393,277.597 254,957.827 1,482,350.064 1,432,259.332
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.066193 1.165256 1.057681 1.020708 1.065177 1.004616 0.913472 0.920039 0.968645 1.020435	$ $ $ $ $ $ $ $ $ $	1.254645 1.066193 1.165256 1.057681 1.020708 1.065177 1.004616 0.913472 0.920039 0.968645	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.022302 1.096202 1.009820 0.978248 1.015982 0.950344 0.893621 0.895237 0.983823 1.022185	$ $ $ $ $ $ $ $ $ $	1.181793 1.022302 1.096202 1.009820 0.978248 1.015982 0.950344 0.893621 0.895237 0.983823	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 3,176.974 0.000
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.034069 1.139256 1.008967 0.978415 1.030661 0.985183 0.857782 0.866452 0.996956 1.021103	$ $ $ $ $ $ $ $ $ $	1.235958 1.034069 1.139256 1.008967 0.978415 1.030661 0.985183 0.857782 0.866452 0.996956	0.000 258.793 260.322 261.709 263.240 226.630 141.612 142.450 0.000 0.000

Separate Account Expense 1.70%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.386146 1.424353 1.384211 1.373691 1.389847 1.354689 1.416902 1.342781 1.288887 1.225783	$ $ $ $ $ $ $ $ $ $	1.474974 1.386146 1.424353 1.384211 1.373691 1.389847 1.354689 1.416902 1.342781 1.288887	83,898.883 116,320.260 150,206.591 167,805.086 232,162.272 356,606.094 493,578.374 742,203.761 1,043,671.827 1,066,324.925
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.150192 1.204658 1.096787 1.086615 1.131800 1.110974 1.055244 1.005123 1.000000	$ $ $ $ $ $ $ $ $	1.258030 1.150192 1.204658 1.096787 1.086615 1.131800 1.110974 1.055244 1.005123	0.000 0.000 0.000 0.000 5,325.520 5,334.054 5,342.701 5,351.497 5,360.810
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.263771 1.366714 1.155301 1.152227 1.253748 1.235229 1.078240 0.988387 1.000000	$ $ $ $ $ $ $ $ $	1.383742 1.263771 1.366714 1.155301 1.152227 1.253748 1.235229 1.078240 0.988387	1,214.660 2,469.047 13,379.594 14,082.533 14,842.268 15,435.075 7,678.230 687.456 0.000
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.103018 3.571760 3.151443 2.652917 2.773846 2.688370 2.009789 1.761556 1.844156 1.442119	$ $ $ $ $ $ $ $ $ $	3.812125 3.103018 3.571760 3.151443 2.652917 2.773846 2.688370 2.009789 1.761556 1.844156	142,079.742 176,962.972 211,191.155 242,983.135 277,130.130 331,850.177 403,226.560 115,640.365 267,664.130 364,125.997
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.820288 3.093761 2.578400 2.362230 2.351719 2.251128 1.593186 1.404023 1.406559 1.067023	$ $ $ $ $ $ $ $ $ $	3.671368 2.820288 3.093761 2.578400 2.362230 2.351719 2.251128 1.593186 1.404023 1.406559	167,429.177 165,251.615 181,665.631 195,382.915 256,227.990 249,824.874 271,539.598 212,350.687 286,162.240 417,959.711
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.332741 2.373432 1.873063 1.857616 1.772045 1.626024 1.251507 1.127835 1.193874 1.033494	$ $ $ $ $ $ $ $ $ $	3.203904 2.332741 2.373432 1.873063 1.857616 1.772045 1.626024 1.251507 1.127835 1.193874	283,009.002 318,357.433 341,969.183 353,727.062 424,322.597 542,325.388 665,010.332 502,288.411 594,373.362 388,094.896

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.675085 1.713357 1.661885 1.549753 1.572903 1.562312 1.443485 1.285809 1.272059 1.111100	$ $ $ $ $ $ $ $ $ $	1.852740 1.675085 1.713357 1.661885 1.549753 1.572903 1.562312 1.443485 1.285809 1.272059	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 9,458.586 10,175.983
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.813555 1.973815 1.738612 1.695364 1.704674 1.620969 1.419893 1.275667 1.340179 1.237531	$ $ $ $ $ $ $ $ $ $	2.104733 1.813555 1.973815 1.738612 1.695364 1.704674 1.620969 1.419893 1.275667 1.340179	0.000 0.000 0.000 0.000 1,258.093 1,695.281 30,954.616 30,628.568 0.000 0.000
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.201813 2.349508 1.967061 1.791900 1.801966 1.616842 1.245940 1.095384 1.093900 0.969185	$ $ $ $ $ $ $ $ $ $	2.838004 2.201813 2.349508 1.967061 1.791900 1.801966 1.616842 1.245940 1.095384 1.093900	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Franklin Allocation VIP Fund - Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.829002 2.059412 1.875441 1.690636 1.835614 1.818636 3.496889 1.323222 1.369903 1.265010	$ $ $ $ $ $ $ $ $ $	2.148112 1.829002 2.059412 1.875441 1.690636 1.835614 1.818636 1.496889 1.323222 1.369903	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.793000 0.990319 0.757550 0.765117 0.858246 0.886317 0.783621 0.689848 0.960518 0.857150	$ $ $ $ $ $ $ $ $ $	0.985348 0.793000 0.990319 0.757550 0.765117 0.858246 0.886317 0.783621 0.689848 0.960518	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,774.173
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.074095 1.326094 1.096246 0.940405 1.110544 1.110162 0.952850 0.892888 1.082431 0.848357	$ $ $ $ $ $ $ $ $ $	1.243881 1.074095 1.326094 1.096246 0.940405 1.110544 1.110162 0.952850 0.892888 1.082431	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 38,290.330
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.403205 1.519933 1.294544 1.199931 1.225343 1.117413 0.875370 0.781364 0.794226 0.717132	$ $ $ $ $ $ $ $ $ $	1.779116 1.403205 1.519933 1.294544 1.199931 1.225343 1.117413 0.875370 0.781364 0.794226	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 191,008.185

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.190667 2.213401 1.900713 1.854380 1.800543 1.627459 1.182754 0.984733 0.948780 0.794499	$ $ $ $ $ $ $ $ $ $	2.686099 2.190667 2.213401 1.900713 1.854380 1.800543 1.627459 1.182754 0.984733 0.948780	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.682182 0.818479 0.624301 0.571645 0.703177 0.740099 0.803944 0.766886 0.970823 0.899005	$ $ $ $ $ $ $ $ $ $	0.833746 0.682182 0.818479 0.624301 0.571645 0.703177 0.740099 0.803944 0.766886 0.970823	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 87,303.279
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.761402 0.901406 0.765371 0.721617 0.823053 0.915833 0.765351 0.667289 0.744426 0.737286	$ $ $ $ $ $ $ $ $ $	0.882284 0.761402 0.901406 0.765371 0.721617 0.823053 0.915833 0.765351 0.667289 0.744426	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.599991 0.651029 0.610133 0.658767 0.744110 0.865435 0.897771 0.919752 0.961078 1.002890	$ $ $ $ $ $ $ $ $ $	0.576435 0.599991 0.651029 0.610133 0.658767 0.744110 0.865435 0.897771 0.919752 0.961078	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 2,291.144
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.876999 0.995367 0.856034 0.754529 0.778617 0.700929 0.539459 0.439669 0.518658 0.475263	$ $ $ $ $ $ $ $ $ $	1.123914 0.876999 0.995367 0.856034 0.754529 0.778617 0.700929 0.539459 0.439669 0.518658	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.855861 0.866417 0.880516 0.894789 0.909345 0.924169 0.939205 0.954611 0.970145 0.985935	$ $ $ $ $ $ $ $ $ $	0.848447 0.855861 0.866417 0.880516 0.894789 0.909345 0.924169 0.939205 0.954611 0.970145	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 20,370.453
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.673599 0.812886 0.678390 0.696002 0.733324 0.811195 0.690060 0.605089 0.718020 0.677025	$ $ $ $ $ $ $ $ $ $	0.790366 0.673599 0.812886 0.678390 0.696002 0.733324 0.811195 0.690060 0.605089 0.718020	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 162,585.876

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.791772 0.910897 0.781655 0.791258 0.760155 0.748556 0.513306 0.424419 0.529596 0.575966	$ $ $ $ $ $ $ $ $ $	0.934683 0.791772 0.910897 0.781655 0.791258 0.760155 0.748556 0.513306 0.424419 0.529596	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.438785 1.678549 1.504103 1.263598 1.376183 1.299497 1.009952 0.888608 0.942677 0.772462	$ $ $ $ $ $ $ $ $ $	1.748433 1.438785 1.678549 1.504103 1.293598 1.376183 1.299497 1.009952 0.888608 0.942677	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 4,890.993 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.456950 2.545321 1.984477 1.914615 1.812895 1.574963 1.192288 1.042789 1.044758 0.898128	$ $ $ $ $ $ $ $ $ $	3.304188 2.456950 2.545321 1.984477 1.916415 1.812895 1.574963 1.192288 1.042789 1.044758	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 3,658.458
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.667759 0.805940 0.893285 0.731161 0.969935 1.106162 0.906264 0.895356 0.890104 0.768320	$ $ $ $ $ $ $ $ $ $	0.712868 0.667759 0.850940 0.893285 0.731161 0.969935 1.106162 0.906264 0.895356 0.890104	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 10,016.103
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.675140 1.815473 1.672162 1.765600 1.718376 1.463414 1.130130 1.027117 0.899003 0.909499	$ $ $ $ $ $ $ $ $ $	1.879329 1.675140 1.815473 1.672162 1.765600 1.718376 1.463414 1.130130 1.027117 0.899003	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.380574 0.447125 0.431688 0.281609 0.426310 0.569203 0.932406 1.109231 1.395690 1.067271	$ $ $ $ $ $ $ $ $ $	0.546546 0.380574 0.447125 0.431688 0.281609 0.426310 0.569203 0.932406 1.109231 1.395690	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 11,024.562
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.269080 0.242963 0.342248 0.415329 0.378574 0.396438 0.403907 0.472207 0.433739 0.540451	$ $ $ $ $ $ $ $ $ $	0.209140 0.269080 0.242963 0.342248 0.415329 0.378574 0.396438 0.403907 0.472207 0.433739	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.369399 0.325206 0.416503 0.449889 0.475276 0.469969 0.604771 0.770017 0.768834 0.916175	$ $ $ $ $ $ $ $ $ $	0.300098 0.369399 0.325206 0.416503 0.449889 0.475276 0.469969 0.604771 0.770017 0.768834	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.132179 0.138365 0.188141 0.212632 0.248561 0.313418 0.451299 0.564979 0.641490 0.827360	$ $ $ $ $ $ $ $ $ $	0.093554 0.132179 0.138365 0.188141 0.212632 0.248561 0.313418 0.451299 0.564979 0.641490	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.182348 0.167917 0.198940 0.257920 0.264346 0.296038 0.437716 0.549104 0.613959 0.878329	$ $ $ $ $ $ $ $ $ $	0.142102 0.182348 0.167917 0.198940 0.257920 0.264346 0.296038 0.437716 0.549104 0.613959	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.285102 1.499817 1.355988 1.151635 1.248120 1.238038 0.917362 0.812709 0.875617 0.713250	$ $ $ $ $ $ $ $ $ $	1.562645 1.285102 1.499817 1.355988 1.151635 1.248120 1.238038 0.917362 0.812709 0.875617	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.405310 1.665387 1.542949 1.217883 1.349713 1.296603 0.957321 0.837822 0.888069 0.739310	$ $ $ $ $ $ $ $ $ $	1.694442 1.405310 1.665387 1.542949 1.217883 1.349713 1.296603 0.957321 0.837822 0.888069	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.889918 1.065661 1.106698 0.924663 0.925831 0.935808 0.848808 0.740559 0.738950 0.649280	$ $ $ $ $ $ $ $ $ $	1.004775 0.889918 1.065661 1.106698 0.924663 0.925831 0.935808 0.848808 0.740559 0.738950	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.195797 1.664212 1.351129 0.983839 1.149182 1.108518 0.603659 0.473815 0.593384 0.406335	$ $ $ $ $ $ $ $ $ $	1.733170 1.195797 1.664212 1.351129 0.983839 1.149182 1.108518 0.603659 0.473815 0.593384	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.562425 1.679435 1.559150 1.589699 1.712545 1.276315 1.603906 1.614789 1.143665 1.055739	$ $ $ $ $ $ $ $ $ $	1.817147 1.562425 1.679435 1.559150 1.589699 1.712545 1.276315 1.603906 1.614789 1.143665	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.500404 1.482544 1.362019 1.203063 1.306565 1.055031 0.946436 0.960775 0.831082 0.797350	$ $ $ $ $ $ $ $ $ $	1.813709 1.500404 1.482544 1.362019 1.203063 1.306565 1.055031 0.946436 0.960775 0.831082	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.787866 1.868131 1.771139 1.565440 1.662775 1.631392 1.559628 1.353953 1.316513 1.193056	$ $ $ $ $ $ $ $ $ $	2.004608 1.787866 1.868131 1.771139 1.565440 1.662775 1.631392 1.559628 1.353953 1.316513	4,540.927 4,776.436 5,040.684 5,293.319 5,549.414 6,459.112 7,447.018 20,320.605 21,095.934 3,687.183
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.206942 1.226803 1.218244 1.236560 1.259172 1.225753 1.277748 1.238684 1.173565 1.144592	$ $ $ $ $ $ $ $ $ $	1.262737 1.206942 1.226803 1.218244 1.236560 1.259172 1.225753 1.277748 1.238684 1.173565	1,745.477 87,464.685 17,081.751 152,979.389 159,215.610 68,532.496 154,576.113 426,616.749 544,641.161 684,621.373
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.740669 2.003719 1.753820 1.555705 1.644390 1.493285 1.168286 1.065459 1.057026 0.975447	$ $ $ $ $ $ $ $ $ $	2.116094 1.740669 2.003719 1.753820 1.555705 1.644390 1.493285 1.168286 1.065459 1.057026	10,238.984 8,917.779 11,942.871 9,810.208 12,168.963 18,072.214 17,094.284 48,992.408 80,279.865 73,743.530
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.501029 1.701654 1.558042 1.577081 1.617211 1.451003 1.422211 1.156845 1.251080 1.102960	$ $ $ $ $ $ $ $ $ $	1.844132 1.501029 1.701654 1.558042 1.577081 1.617211 1.451003 1.422211 1.156845 1.251080	3,738.424 3,932.313 4,149.864 4,357.852 6,228.108 7,001.824 8,495.653 14,076.237 24,634.957 23,468.269
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.919641 0.927095 0.942330 0.957773 0.973501 0.989541 1.005827 1.022451 1.039208 1.056324	$ $ $ $ $ $ $ $ $ $	0.920256 0.919641 0.927095 0.942330 0.957773 0.973501 0.989541 1.005827 1.022451 1.039208	11.278 232.390 546.468 3,880.497 40,252.787 43,570.070 59,164.879 21,210.420 24,331.923 172,742.984

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.374036 1.461550 1.356463 1.351884 1.379971 1.331432 1.266198 1.216681 1.216455 1.132851	$ $ $ $ $ $ $ $ $ $	1.555876 1.374036 1.461550 1.356463 1.351884 1.379971 1.331432 1.266198 1.216681 1.216455	8,663.851 9,113.183 9,617.348 10,099.358 10,587.967 11,082.944 11,577.303 12,529.949 12,529.949 0.000
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.083177 1.152001 1.048468 1.015862 1.033915 1.003046	$ $ $ $ $ $	1.247281 1.083177 1.152001 1.048468 1.015862 1.033915	0.000 0.000 0.000 0.000 2,053.115 2,766.587
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.997755 1.236223 0.989536 1.007164 1.026267 1.102874 0.951928 0.794037 0.898984 0.828435	$ $ $ $ $ $ $ $ $ $	1.250531 0.997755 1.236223 0.989536 1.007164 1.026267 1.102874 0.951928 0.794037 0.898984	0.000 0.000 0.000 0.000 0.000 3,300.119 4,827.438 6,486.723 21,122.693 22,999.944
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.373390 1.397090 1.216518 1.187626 1.205750 1.136652 0.970775 0.877223 0.999750 0.985671	$ $ $ $ $ $ $ $ $ $	1.645286 1.373390 1.397090 1.216518 1.187626 1.205750 1.136652 0.970775 0.877223 0.999750	5,806.314 6,107.447 6,445.334 6,768.370 7,095.821 7,427.546 7,758.854 0.000 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.315923 2.39181 1.886376 1.962630 2.105843 2.146199 1.571446 1.468638 1.603777 1.220417	$ $ $ $ $ $ $ $ $ $	3.106006 2.315923 2.389181 1.886376 1.962630 2.105843 2.146199 1.571446 1.468638 1.603777	0.000 0.000 0.000 0.000 6,242.481 6,272.825 6,306.149 21,315.702 31,999.395 21,353.659
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.426195 1.514697 1.367752 1.332892 1.384576 1.380514 1.286343 1.219901 1.211433 1.132795	$ $ $ $ $ $ $ $ $ $	1.593143 1.426195 1.514697 1.367752 1.332892 1.384576 1.380514 1.286343 1.219901 1.211433	126,162.502 138,239.277 222,939.905 250,214.005 467,972.108 481,101.385 632,976.994 1,143,653.286 1,188,947.702 1,316,595.049
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.631866 1.857811 1.518335 1.458426 1.514560 1.502918 1.208731 1.093307 1.178435 1.044821	$ $ $ $ $ $ $ $ $ $	2.020568 1.631866 1.857811 1.518335 1.458426 1.514560 1.502918 1.208731 1.093307 1.178435	0.000 0.000 0.000 0.000 0.000 0.000 0.000 5,013.903 113,628.780 118,010.469

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.560403 1.675957 1.467046 1.416729 1.476674 1.462868 1.313224 1.223535 1.240048 1.144490	$ $ $ $ $ $ $ $ $ $	1.783416 1.560403 1.675957 1.467046 1.416729 1.476674 1.462868 1.313224 1.223535 1.240048	1,707,859.131 1,855,326.935 1,988,639.051 2,161,079.291 2,534,723.964 2,803,302.364 2,892,156.507 3,710,293.418 4,552,642.298 4,850,392.388
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.618216 1.775016 1.509875 1.444399 1.506189 1.494465 1.276100 1.175342 1.222515 1.105545	$ $ $ $ $ $ $ $ $ $	1.906970 1.618216 1.775016 1.509875 1.444399 1.506189 1.494465 1.276100 1.175342 1.222515	1,244,604.199 1,325,259.292 1,460,301.368 1,550,754.350 1,620,970.032 1,789,856.581 2,923,701.703 2,135,862.740 1,812,898.979 2,193,658.476
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.357888 1.381690 1.357981 1.352464 1.370195 1.325191 1.376363 1.335689 1.266005 1.191629	$ $ $ $ $ $ $ $ $ $	1.446110 1.357888 1.381690 1.357981 1.352464 1.370195 1.325191 1.376363 1.335689 1.266005	0.000 0.000 0.000 0.000 1,494.519 5,354.991 8,147.839 9,297.946 30,419.181 29,580.327
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.104847 2.282348 1.920154 1.756422 1.791759 1.598078 1.229390 1.076521 1.089079 0.963880	$ $ $ $ $ $ $ $ $ $	2.706146 2.104847 2.282348 1.920154 1.756422 1.791759 1.598078 1.229390 1.076521 1.089079	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.026201 1.184286 0.990996 0.996591 1.032510 1.057889 0.956156 0.864146 0.949963 0.875915	$ $ $ $ $ $ $ $ $ $	1.187318 1.026201 1.184286 0.990996 0.996591 1.032510 1.057889 0.956156 0.864146 0.949963	142,101.674 166,415.254 254,713.580 268,338.642 525,287.680 339,231.676 496,187.465 573,819.990 621,692.988 714,174.735
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.145505 1.202843 1.126789 1.099254 1.121896 1.073021 1.035913 0.979903 0.962856 0.982839	$ $ $ $ $ $ $ $ $ $	1.261170 1.145505 1.202843 1.126789 1.099254 1.121896 1.073021 1.035913 0.979903 0.962856	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 13,005.447 0.000
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.265213 1.347460 1.207372 1.182854 1.224036 1.190094 1.085619 1.018128 1.019934 0.936613	$ $ $ $ $ $ $ $ $ $	1.439424 1.265213 1.347460 1.207372 1.182854 1.224036 1.190094 1.085619 1.018128 1.019934	0.000 0.000 0.000 0.000 1,132.382 1,525.888 2,175.596 0.000 0.000 0.000

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.297372 1.368093 1.252438 1.223188 1.251978 1.209253 1.143767 1.090563 1.074408 0.998075	$ $ $ $ $ $ $ $ $ $	1.431907 1.297372 1.368093 1.252438 1.223188 1.251978 1.209253 1.143767 1.090563 1.074408	6,236.898 6,560.364 6,923.303 7,270.292 7,622.032 7,978.355 8,334.229 0.000 0.000 0.000
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.289266 1.411711 1.211213 1.176223 1.239185 1.211522 1.036789 0.944813 0.971384 0.873783	$ $ $ $ $ $ $ $ $ $	1.514515 1.289266 1.411711 1.211213 1.176223 1.239185 1.211522 1.036789 0.944813 0.971384	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.039154 2.902787 2.059466 2.147102 1.958298 1.881710 1.293387 1.141313 1.233999 0.987005	$ $ $ $ $ $ $ $ $ $	3.691578 3.039154 2.902787 2.059466 2.147102 1.958298 1.881710 1.293387 1.141313 1.233999	0.000 0.000 0.000 0.000 0.000 0.000 0.000 18,862.423 33,428.090 20,690.004
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.078266 2.198565 1.963440 1.854154 1.885948 1.734942 1.497665 1.354572 1.327083 1.088903	$ $ $ $ $ $ $ $ $ $	2.484029 2.078266 2.198565 1.963440 1.854154 1.885948 1.734942 1.497665 1.354572 1.327083	200,277.938 214,745.572 256,124.328 260,744.233 176,365.324 581,873.473 139,596.597 122,018.222 115,336.217 115,490.965
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.070965 1.169900 1.061381 1.023770 1.067847 1.006637 0.914867 0.920990 0.969182 1.020496	$ $ $ $ $ $ $ $ $ $	1.260872 1.070965 1.169900 1.061381 1.023770 1.067847 1.006637 0.914867 0.920990 0.969182	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.026888 1.100574 1.013351 0.981190 1.018540 0.952272 0.895001 0.896169 0.984370 1.022242	$ $ $ $ $ $ $ $ $ $	1.187674 1.026888 1.100574 1.013351 0.981190 1.018540 0.952272 0.895001 0.896169 0.984370	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.038697 1.143804 1.012502 0.981356 1.033259 0.987191 0.859112 0.867357 0.997506 1.021163	$ $ $ $ $ $ $ $ $ $	1.242103 1.038697 1.143804 1.012502 0.981356 1.033259 0.987191 0.859112 0.867357 0.997506	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.65%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.350816 1.387372 1.347613 1.336720 1.351782 1.316959 1.376758 1.304098 1.251130 1.189288	$ $ $ $ $ $ $ $ $ $	1.438096 1.350816 1.387372 1.347613 1.336720 1.351782 1.316959 1.376758 1.304098 1.251130	12,125.700 12,147.565 12,169.627 12,191.963 17,190.704 14,302.285 43,212.521 69,384.854 141,404.865 74,374.578
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.154182 1.208244 1.099506 1.088767 1.133500 1.112095 1.055788 1.005148 1.000000	$ $ $ $ $ $ $ $ $	1.263007 1.154182 1.208244 1.099506 1.088767 1.133500 1.112095 1.055788 1.005148	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.268175 1.370801 1.158186 1.154534 1.255634 1.236477 1.078799 0.988415 1.000000	$ $ $ $ $ $ $ $ $	1.389260 1.268175 1.370801 1.158186 1.154534 1.255634 1.236477 1.078799 0.988415	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.893624 3.329092 2.935897 2.470260 2.581594 2.500814 1.868650 1.637035 1.712961 1.338871	$ $ $ $ $ $ $ $ $ $	3.556627 2.893624 3.329092 2.935897 2.470260 2.581594 2.500814 1.868650 1.637035 1.712961	3,709.732 2,206.027 4,298.512 2,087.480 2,233.119 7,471.993 5,941.754 14,886.045 26,088.829 25,262.809
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.892508 3.171428 2.641837 2.419161 2.407212 2.303138 1.629195 1.435038 1.436929 1.089538	$ $ $ $ $ $ $ $ $ $	3.767228 2.892508 3.171428 2.641837 2.419161 2.407212 2.303138 1.629195 1.435038 1.436929	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,326.372 10,562.319
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.288394 2.327168 1.835656 1.819626 1.764961 1.591208 1.224112 1.102594 1.166589 1.009373	$ $ $ $ $ $ $ $ $ $	3.144529 2.288394 2.327168 1.835656 1.819626 1.734961 1.591208 1.224112 1.102594 1.166589	0.000 0.000 0.000 0.000 12,337.161 12,397.133 12,462.986 45,618.587 46,198.877 29,705.621

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.684497 1.722131 1.669565 1.556140 1.578612 1.567214 1.447295 1.288558 1.274154 1.112380	$ $ $ $ $ $ $ $ $ $	1.864073 1.684497 1.722131 1.669565 1.556140 1.578612 1.567214 1.447295 1.288558 1.274154	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.822593 1.982687 1.745570 1.701313 1.709817 1.625065 1.422789 1.277646 1.341599 1.238240	$ $ $ $ $ $ $ $ $ $	2.116270 1.822593 1.982687 1.745570 1.701313 1.709817 1.625065 1.422789 1.277646 1.341599	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.216731 2.364244 1.978435 1.801371 1.810600 1.623791 1.250676 1.098997 1.096972 0.971420	$ $ $ $ $ $ $ $ $ $	2.858636 2.216731 2.364244 1.978435 1.801371 1.810600 1.623791 1.250676 1.098997 1.096972	0.000 0.000 0.000 0.000 0.000 0.000 11,844.533 8,117.192 3,918.987 12,559.872
Franklin Allocation VIP Fund Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.838174 2.068718 1.882999 1.696618 1.841193 1.823257 1.499961 1.325280 1.371351 1.265725	$ $ $ $ $ $ $ $ $ $	2.159949 1.838174 2.068718 1.882999 1.696618 1.841193 1.823257 1.499961 1.325280 1.371351	288,497.542 309,195.729 377,560.580 403,128.053 431,817.717 461,182.221 492,531.249 522,255.322 546,805.327 572,945.329
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.797416 0.995346 0.761014 0.768252 0.861342 0.889075 0.785669 0.691303 0.962081 0.858134	$ $ $ $ $ $ $ $ $ $	0.991326 0.797416 0.995346 0.761014 0.768252 0.861342 0.889075 0.785669 0.691303 0.962081	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.080129 1.332884 1.101318 0.944288 1.114576 1.113631 0.955350 0.894786 1.084199 0.849314	$ $ $ $ $ $ $ $ $ $	1.251472 1.080129 1.332884 1.101318 0.944288 1.114576 1.113631 0.955350 0.894786 1.084199	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,749.905
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.411242 1.527878 1.300673 1.205013 1.229924 1.121038 0.877775 0.783120 0.795619 0.718037	$ $ $ $ $ $ $ $ $ $	1.790190 1.411242 1.527878 1.300673 1.205013 1.229924 1.121038 0.877775 0.783120 0.795619	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.202913 2.224666 1.909438 1.861984 1.807041 1.632523 1.185849 0.986827 0.950330 0.795398	$ $ $ $ $ $ $ $ $ $	2.702451 2.202913 2.224666 1.909438 1.861984 1.807041 1.632523 1.185849 0.986827 0.950330	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,866.479
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.686027 0.822681 0.627207 0.574009 0.705733 0.742422 0.806079 0.768549 0.972440 0.900049	$ $ $ $ $ $ $ $ $ $	0.838863 0.686027 0.822681 0.627207 0.574009 0.705733 0.742422 0.806079 0.768549 0.972440	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.765687 0.906024 0.768906 0.724590 0.826039 0.918703 0.767373 0.668725 0.745665 0.738154	$ $ $ $ $ $ $ $ $ $	0.887682 0.765687 0.906024 0.768906 0.724590 0.826039 0.918703 0.767373 0.668725 0.745665	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.603359 0.654369 0.612956 0.661492 0.746819 0.868154 0.900144 0.921717 0.962647 1.004033	$ $ $ $ $ $ $ $ $ $	0.579958 0.603359 0.654369 0.612956 0.661492 0.746819 0.868154 0.900144 0.921717 0.962647	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.881957 1.000492 0.860021 0.757679 0.781478 0.703150 0.540891 0.440616 0.519513 0.475814	$ $ $ $ $ $ $ $ $ $	1.130834 0.881957 1.000492 0.860021 0.757679 0.781478 0.703150 0.540891 0.440616 0.519513	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.860715 0.870897 0.884644 0.898544 0.912723 0.927136 0.941761 0.956754 0.971819 0.987170	$ $ $ $ $ $ $ $ $ $	0.853682 0.860715 0.870897 0.884644 0.898544 0.912723 0.927136 0.941761 0.956754 0.971819	0.000 0.000 0.000 0.000 0.000 1,325.040 0.000 0.000 0.000 0.000
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.677337 0.816989 0.681484 0.698827 0.735943 0.813692 0.691849 0.606360 0.719173 0.677783	$ $ $ $ $ $ $ $ $ $	0.795135 0.677337 0.816989 0.681484 0.698827 0.735943 0.813692 0.691849 0.606360 0.719173	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.796218 0.915559 0.785268 0.794528 0.762926 0.750913 0.514663 0.425320 0.530461 0.576623	$ $ $ $ $ $ $ $ $ $	0.940408 0.796218 0.915559 0.785268 0.794528 0.762926 0.750913 0.514663 0.425320 0.530461	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.446805 1.687064 1.510999 1.298895 1.381143 1.303539 1.012599 0.890499 0.944223 0.773350	$ $ $ $ $ $ $ $ $ $	1.759051 1.446805 1.687064 1.510999 1.298895 1.381143 1.303539 1.012599 0.890499 0.944223	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.470947 2.558549 1.993817 1.924488 1.819634 1.580044 1.195554 1.045135 1.046589 0.899259	$ $ $ $ $ $ $ $ $ $	3.324663 2.470947 2.558549 1.993817 1.924488 1.819634 1.580044 1.195554 1.045135 1.046589	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.671502 0.855270 0.897401 0.734160 0.973435 1.109599 0.908626 0.897245 0.891552 0.769184	$ $ $ $ $ $ $ $ $ $	0.717207 0.671502 0.855270 0.897401 0.734160 0.973435 1.109599 0.908626 0.897245 0.891552	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,933.331
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.684497 1.824715 1.679852 1.772854 1.724590 1.467977 1.133091 1.029288 0.900464 0.910532	$ $ $ $ $ $ $ $ $ $	1.890761 1.684497 1.824715 1.679852 1.772854 1.724590 1.467977 1.133091 1.029288 0.900464	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,634.605
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.382704 0.449394 0.433675 0.282767 0.427859 0.570984 0.934878 1.111617 1.397992 1.068491	$ $ $ $ $ $ $ $ $ $	0.549877 0.382704 0.449394 0.433675 0.282767 0.427859 0.570984 0.934878 1.111617 1.397992	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,392.951
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.270567 0.244192 0.343819 0.417035 0.379945 0.397679 0.404976 0.473221 0.434454 0.541079	$ $ $ $ $ $ $ $ $ $	0.210401 0.270567 0.244192 0.343819 0.417035 0.379945 0.397679 0.404976 0.473221 0.434454	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.371466 0.326859 0.418419 0.451733 0.476996 0.471431 0.606364 0.771654 0.770092 0.917221	$ $ $ $ $ $ $ $ $ $	0.301935 0.371466 0.326859 0.418419 0.451733 0.476996 0.471431 0.606364 0.771654 0.770092	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.132920 0.139072 0.189020 0.213506 0.249468 0.314406 0.452484 0.566177 0.642534 0.828296	$ $ $ $ $ $ $ $ $ $	0.094127 0.132920 0.139072 0.189020 0.213506 0.249468 0.314406 0.452484 0.566177 0.642534	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.183387 0.168799 0.199877 0.258998 0.265329 0.296990 0.438910 0.550332 0.615028 0.879424	$ $ $ $ $ $ $ $ $ $	0.142987 0.183387 0.168799 0.199877 0.258998 0.265329 0.296990 0.438910 0.550332 0.615028	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.29434 1.507620 1.362370 1.156478 1.252746 1.242024 0.919855 0.814510 0.877119 0.714117	$ $ $ $ $ $ $ $ $ $	1.572337 1.292434 1.507620 1.362370 1.156478 1.252746 1.242024 0.919855 0.814510 0.877119	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.413203 1.673905 1.550086 1.222909 1.354616 1.300666 0.959845 0.839611 0.889520 0.740157	$ $ $ $ $ $ $ $ $ $	1.704804 1.413203 1.673905 1.550086 1.222909 1.354616 1.300666 0.959845 0.839611 0.889520	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.894880 1.071056 1.11757 0.928431 0.929147 0.938702 0.851018 0.742121 0.740152 0.650024	$ $ $ $ $ $ $ $ $ $	1.010866 0.894880 1.071056 1.111757 0.928431 0.929147 0.938702 0.851018 0.742121 0.740152	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 2,990.431
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.202490 1.672696 1.357346 0.987880 1.153343 1.111982 0.605249 0.474827 0.594352 0.406794	$ $ $ $ $ $ $ $ $ $	1.743719 1.202490 1.672696 1.357346 0.987880 1.153343 1.111982 0.605249 0.474827 0.594352	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.571145 1.687967 1.566296 1.596205 1.718712 1.280288 1.608104 1.618213 1.145520 1.056935	$ $ $ $ $ $ $ $ $ $	1.828178 1.571145 1.687967 1.566296 1.596205 1.718712 1.280288 1.608104 1.618213 1.145520	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.508808 1.490099 1.368294 1.208014 1.311299 1.058328 0.948936 0.962845 0.832452 0.798271	$ $ $ $ $ $ $ $ $ $	1.824756 1.508808 1.490099 1.368294 1.208014 1.311299 1.058328 0.948936 0.962845 0.832452	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,864.567
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.799917 1.879787 1.781317 1.573664 1.670692 1.638361 1.565512 1.358391 1.320178 1.195793	$ $ $ $ $ $ $ $ $ $	2.019105 1.799917 1.879787 1.781317 1.573664 1.670692 1.638361 1.565512 1.358391 1.320178	0.000 0.000 0.000 0.000 0.000 26,048.021 135,149.465 144,628.629 150,714.888 150,714.888
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.215085 1.234472 1.225250 1.243062 1.265173 1.230990 1.282582 1.242762 1.176845 1.147224	$ $ $ $ $ $ $ $ $ $	1.271873 1.215085 1.234472 1.225250 1.243062 1.265173 1.230990 1.282582 1.242762 1.176845	28,988.234 29,952.691 32,840.961 149,291.965 160,928.047 111,003.677 204,637.166 292,498.650 318,119.389 342,418.384
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.752408 2.016234 1.763907 1.563888 1.652215 1.499652 1.172693 1.068948 1.059971 0.977676	$ $ $ $ $ $ $ $ $ $	2.131411 1.752408 2.016234 1.763907 1.563888 1.652215 1.499652 1.172693 1.068948 1.059971	0.000 0.000 0.000 0.000 0.000 4,721.905 5,511.503 6,150.060 6,827.504 6,827.504
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.511172 1.712312 1.567042 1.585404 1.624936 1.457213 1.427596 1.160650 1.254572 1.105497	$ $ $ $ $ $ $ $ $ $	1.857515 1.511172 1.712312 1.567042 1.585404 1.624936 1.457213 1.427596 1.160650 1.254572	61.699 62.958 64.244 65.556 66.895 1,199.677 4,062.176 4,526.173 5,018.349 11,736.399
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.925893 0.932932 0.947801 0.962851 0.978196 0.993822 1.009666 1.025834 1.042180 1.058804	$ $ $ $ $ $ $ $ $ $	0.926968 0.925893 0.932932 0.947801 0.962851 0.978196 0.993822 1.009666 1.025834 1.042180	593.427 3,096.172 9,653.633 17,618.034 25,241.571 29,337.342 40,569.142 46,320.623 55,223.724 233,107.096

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.383267 1.470646 1.364240 1.358966 1.386526 1.337096 1.270953 1.220651 1.219825 1.135437	$ $ $ $ $ $ $ $ $ $	1.567090 1.383267 1.470646 1.364240 1.358966 1.386526 1.337096 1.270953 1.220651 1.219825	0.000 0.000 0.000 0.000 0.000 16,272.995 18,994.222 21,194.874 23,529.521 23,529.521
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.085664 1.154069 1.049843 1.016709 1.034263 1.003047	$ $ $ $ $ $	1.250769 1.085664 1.154069 1.049843 1.016709 1.034263	0.000 0.000 0.000 0.000 0.000 0.000
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.003472 1.242703 0.994237 1.011449 1.030136 1.106485 0.954578 0.795854 0.900602 0.829521	$ $ $ $ $ $ $ $ $ $	1.258326 1.003472 1.242703 0.994237 1.011449 1.030136 1.106485 0.954578 0.795854 0.900602	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.379604 1.402711 1.220802 1.191218 1.208801 1.138962 0.972267 0.878135 1.000302 0.985726	$ $ $ $ $ $ $ $ $ $	1.653546 1.379604 1.402711 1.220802 1.191218 1.208801 1.138962 0.972267 0.878135 1.000302	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 7,553.535
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.331562 2.404126 1.897246 1.972973 2.115912 2.155399 1.577410 1.473486 1.608275 1.223226	$ $ $ $ $ $ $ $ $ $	3.128538 2.331562 2.404126 1.897246 1.972973 2.115912 2.155399 1.577410 1.473486 1.608275	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,215.446
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.435828 1.524182 1.375646 1.339922 1.391201 1.386440 1.291237 1.223935 1.214842 1.135415	$ $ $ $ $ $ $ $ $ $	1.604707 1.435828 1.524182 1.375646 1.339922 1.391201 1.386440 1.291237 1.223935 1.214842	46,168.298 55,013.564 63,931.532 73,185.989 83,116.468 124,339.493 167,576.071 241,514.799 253,361.606 336,427.502
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.642870 1.869416 1.527056 1.466089 1.521764 1.509327 1.213299 1.096899 1.181725 1.047226	$ $ $ $ $ $ $ $ $ $	2.035191 1.642870 1.869416 1.527056 1.466089 1.521764 1.509327 1.213299 1.096899 1.181725	0.000 0.000 0.000 0.000 0.000 602,765.011 602,776.534 602,352.844 602,360.887 602,369.509

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.570929 1.686414 1.475474 1.424168 1.483707 1.469112 1.318190 1.227548 1.243509 1.147117	$ $ $ $ $ $ $ $ $ $	1.796332 1.570929 1.686414 1.475474 1.424168 1.483707 1.469112 1.318190 1.227548 1.243509	603,650.670 633,696.119 740,751.464 742,241.014 780,404.061 1,253,359.387 1,343,640.119 1,291,098.276 1,362,727.678 1,492,140.836
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.629106 1.786075 1.518537 1.451970 1.513337 1.500817 1.280906 1.179181 1.225908 1.108068	$ $ $ $ $ $ $ $ $ $	1.920750 1.629106 1.786075 1.518537 1.451970 1.513337 1.500817 1.280906 1.179181 1.225908	1,470,231.073 1,576,065.392 1,645,422.915 1,952,444.683 2,049,336.065 2,221,916.962 2,575,267.849 2,794,427.204 2,986,624.941 3,256,011.250
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.367075 1.390341 1.365813 1.359595 1.376740 1.330858 1.381573 1.340074 1.269534 1.194369	$ $ $ $ $ $ $ $ $ $	1.456611 1.367075 1.390341 1.365813 1.359595 1.376740 1.330858 1.381573 1.340074 1.269534	3,643.227 4,042.175 4,077.330 4,115.424 4,156.169 4,195.113 4,236.750 4,619.147 5,139.901 5,688.658
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.119122 2.296691 1.931262 1.765709 1.800343 1.604946 1.234061 1.080079 1.092149 0.966110	$ $ $ $ $ $ $ $ $ $	2.725842 2.119122 2.296691 1.931262 1.765709 1.800343 1.604946 1.234061 1.080079 1.092149	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.032621 1.191104 0.996218 1.001333 1.036919 1.061881 0.959307 0.866573 0.952159 0.877513	$ $ $ $ $ $ $ $ $ $	1.195321 1.032621 1.191104 0.996218 1.001333 1.036919 1.061881 0.959307 0.866573 0.952159	124,053.963 163,227.312 219,524.745 234,732.437 246,136.012 262,930.376 281,530.114 301,458.443 361,900.909 444,077.950
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.153176 1.210298 1.133226 1.104996 1.127204 1.077562 1.039796 0.983106 0.965534 0.985090	$ $ $ $ $ $ $ $ $ $	1.270238 1.153176 1.210298 1.133226 1.104996 1.127204 1.077562 1.039796 0.983106 0.965534	0.000 0.000 0.000 46,575.955 46,575.955 46,575.955 143,626.363 144,985.950 147,074.327 147,074.327
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.271835 1.353846 1.212502 1.187293 1.228028 1.193394 1.088093 1.019948 1.021254 0.937365	$ $ $ $ $ $ $ $ $ $	1.447676 1.271835 1.353846 1.212502 1.187293 1.228028 1.193394 1.088093 1.019948 1.021254	7,173.816 12,659.973 84,135.011 72,472.025 87,341.301 126,201.799 147,107.848 83,431.574 93,440.419 31,381.779

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.303189 1.373537 1.256808 1.226859 1.255123 1.211696 1.145522 1.091708 1.075005 0.998132	$ $ $ $ $ $ $ $ $ $	1.439040 1.303189 1.373537 1.256805 1.226859 1.255123 1.211696 1.145522 1.091708 1.075005	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.296036 1.418425 1.216377 1.180668 1.243264 1.214913 1.039176 0.946510 0.972646 0.874494	$ $ $ $ $ $ $ $ $ $	1.523233 1.296036 1.418425 1.216377 1.180668 1.243264 1.214913 1.039176 0.946510 0.972646	395,488.458 424,056.981 453,729.631 483,951.963 517,910.464 551,254.559 582,123.275 697,646.120 730,790.804 758,198.498
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.059578 2.920838 2.071252 2.158334 1.967575 1.889696 1.298251 1.145031 1.237409 0.989252	$ $ $ $ $ $ $ $ $ $	3.718206 3.059578 2.920838 2.071252 2.158334 1.967575 1.889696 1.298251 1.145031 1.237409	18,808.820 20,835.605 22,938.814 9,979.455 10,982.362 20,702.691 0.000 0.000 0.000 0.000
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.092300 2.212309 1.974744 1.863902 1.894924 1.742339 1.503307 1.359002 1.330783 1.091400	$ $ $ $ $ $ $ $ $ $	2.502025 2.092300 2.212309 1.974744 1.863902 1.894924 1.742339 1.503307 1.359002 1.330783	151,927.276 211,300.988 316,189.448 324,274.754 347,443.879 90,945.059 116,715.199 130,366.806 144,206.711 134,195.268
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.075765 1.174555 1.065080 1.026830 1.070520 1.008667 0.916262 0.921942 0.969711 1.020554	$ $ $ $ $ $ $ $ $ $	1.267157 1.075765 1.174555 1.065080 1.026830 1.070520 1.008667 0.916262 0.921942 0.969711	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.031543 1.105016 1.016941 0.984180 1.021127 0.954221 0.896379 0.897111 0.984914 1.022305	$ $ $ $ $ $ $ $ $ $	1.193653 1.031543 1.105016 1.016941 0.984180 1.021127 0.954221 0.896379 0.897111 0.984914	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.043364 1.148376 1.016055 0.984313 1.035864 0.989188 0.860415 0.868252 0.998051 1.021221	$ $ $ $ $ $ $ $ $ $	1.248297 1.043364 1.148376 1.016055 0.984313 1.035864 0.989188 0.860415 0.868252 0.998051	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 1,457.506

Separate Account Expense 1.60%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.359940 1.396047 1.355370 1.343738 1.358219 1.322566 1.381936 1.308353 1.254612 1.192017	$ $ $ $ $ $ $ $ $ $	1.448527 1.359940 1.396047 1.355370 1.343738 1.358219 1.322566 1.381936 1.308353 1.254612	3,394.425 3,766.119 3,798.868 3,834.359 3,872.329 3,908.618 3,947.425 4,303.696 4,788.872 5,300.162
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.158202 1.211850 1.102247 1.090946 1.135199 1.113217 1.056346 1.005179 1.000000	$ $ $ $ $ $ $ $ $	1.268026 1.158202 1.211850 1.102247 1.090946 1.135199 1.113217 1.056346 1.005179	0.000 0.000 0.000 0.000 0.000 0.000 11,663.557 26,153.421 0.000
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.272577 1.374877 1.161069 1.156839 1.257521 1.237724 1.079360 0.988444 1.000000	$ $ $ $ $ $ $ $ $	1.394768 1.272577 1.374877 1.161069 1.156839 1.257521 1.237724 1.079360 0.988444	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.913185 3.349937 2.952825 2.483283 2.593929 2.511523 1.875730 1.642425 1.717762 1.341960	$ $ $ $ $ $ $ $ $ $	3.582430 2.913185 3.349937 2.952825 2.483283 2.593929 2.511523 1.875730 1.642425 1.717762	0.000 0.000 0.000 0.000 0.000 0.000 17,664.319 19,070.362 20,558.205 1,104.818
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.912090 3.191312 2.657098 2.431939 2.418725 2.313001 1.635360 1.439757 1.440948 1.092035	$ $ $ $ $ $ $ $ $ $	3.794600 2.912090 3.191312 2.657098 2.431939 2.418725 2.313001 1.635360 1.439757 1.440948	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.303803 2.341674 1.846188 1.829170 1.743204 1.597985 1.228728 1.106207 1.169838 1.011685	$ $ $ $ $ $ $ $ $ $	3.167261 2.303803 2.341674 1.846188 1.829170 1.743204 1.597985 1.228728 1.106207 1.169838	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.703382 1.739725 1.684973 1.568962 1.590042 1.577001 1.454904 1.294044 1.278324 1.114929	$ $ $ $ $ $ $ $ $ $	1.886831 1.703382 1.739725 1.684973 1.568962 1.590042 1.577001 1.454904 1.294044 1.278324	851.539 750.548 647.285 548.777 1,605.572 3,894.335 20,065.065 17,739.307 72,455.495 59,013.215
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.840850 2.000565 1.759585 1.713282 1.720152 1.633275 1.428555 1.281555 1.344388 1.239595	$ $ $ $ $ $ $ $ $ $	2.139565 1.840850 2.000565 1.759585 1.713282 1.720152 1.633275 1.428555 1.281555 1.344388	9,226.792 9,870.685 8,595.916 13,582.799 26,216.004 30,180.560 28,781.607 19,926.003 20,216.580 98,169.152
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.332498 2.485258 2.077655 1.889853 1.897663 1.700196 1.308239 1.148445 1.145206 1.013141	$ $ $ $ $ $ $ $ $ $	3.010886 2.332498 2.485258 2.077655 1.889853 1.897663 1.700196 1.308239 1.148445 1.145206	13,598.318 25,699.568 29,756.748 30,707.869 11,190.492 25,921.858 27,314.207 34,301.673 41,088.549 15,241.470
Franklin Allocation VIP Fund Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.856593 2.087378 1.898122 1.708574 1.852360 1.832517 1.506093 1.329378 1.374241 1.267151	$ $ $ $ $ $ $ $ $ $	2.183733 1.856593 2.087378 1.898122 1.708574 1.852360 1.832517 1.506093 1.329378 1.374241	879.102 958.214 1,047.358 1,132.160 1,696.891 4,332.637 5,715.087 34,534.215 34,269.775 6,767.145
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.806402 1.005554 0.768064 0.774601 0.867593 0.894642 0.789810 0.694263 0.965241 0.860100	$ $ $ $ $ $ $ $ $ $	1.003487 0.806402 1.005554 0.768064 0.774601 0.867593 0.894642 0.789810 0.694263 0.965241	20,412.339 6,556.516 14,564.474 3,312.745 16,649.613 26,246.624 47,729.125 27,596.741 8,821.988 79,947.935
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.092266 1.346522 1.111490 0.952067 1.122661 1.120609 0.960393 0.898623 1.087780 0.851293	$ $ $ $ $ $ $ $ $ $	1.266799 1.092266 1.346522 1.111490 0.952067 1.122661 1.120609 0.960393 0.898623 1.087780	2,204.265 2,221.431 2,238.496 3,070.378 3,681.925 19,577.672 46,219.936 18,500.429 73,704.658 381,080.463
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.427347 1.543781 1.312932 1.215178 1.239083 1.128275 0.882573 0.786626 0.798394 0.719828	$ $ $ $ $ $ $ $ $ $	1.812399 1.427347 1.543781 1.312932 1.215178 1.239083 1.128275 0.882573 0.786626 0.798394	14,851.839 9,829.455 67,265.682 18,810.664 34,623.689 58,060.754 42,030.459 0.000 23,350.017 1,707,324.198

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.227589 2.247368 1.927030 1.877296 1.820104 1.642703 1.192070 0.991018 0.953426 0.797210	$ $ $ $ $ $ $ $ $ $	2.735416 2.227589 2.247368 1.927030 1.877296 1.820104 1.642703 1.192070 0.991018 0.953426	0.000 2,919.233 0.000 0.000 9,028.764 2,457.709 6,166.934 0.000 108.454 0.000
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.693716 0.831065 0.632974 0.578729 0.710848 0.747063 0.810321 0.771827 0.975623 0.902116	$ $ $ $ $ $ $ $ $ $	0.849094 0.693716 0.831065 0.632974 0.578729 0.710848 0.747063 0.810321 0.771827 0.975623	28,786.698 17,527.859 17,382.225 12,191.146 32,942.582 37,712.937 20,735.692 79,587.881 34,035.823 768,267.907
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.774261 0.915258 0.775992 0.730549 0.832023 0.924447 0.771412 0.671579 0.748109 0.739847	$ $ $ $ $ $ $ $ $ $	0.898504 0.774261 0.915258 0.775992 0.730549 0.832023 0.924447 0.771412 0.671579 0.748109	6,632.190 7,031.733 8,291.570 2,309.229 17,021.935 15,290.053 0.000 37,133.310 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.610146 0.661056 0.618610 0.666936 0.752236 0.873584 0.904878 0.925649 0.965815 1.006338	$ $ $ $ $ $ $ $ $ $	0.587060 0.610146 0.661056 0.618610 0.666936 0.752236 0.873584 0.904878 0.925649 0.965815	3,957.919 3,988.739 4,019.388 4,051.593 12,714.410 19,153.080 20,544.466 21,085.821 21,003.099 24,115.726
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.891851 1.010717 0.867960 0.763907 0.787130 0.707547 0.543738 0.442504 0.521232 0.476920	$ $ $ $ $ $ $ $ $ $	1.144647 0.891851 1.010717 0.867960 0.763907 0.787130 0.707547 0.543738 0.442504 0.521232	498.413 7,365.523 19,122.274 21,757.344 71,279.509 93,649.318 64,859.324 371.940 379.602 43,951.138
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.870527 0.879951 0.892965 0.906128 0.919532 0.933096 0.946936 0.961014 0.975208 0.989638	$ $ $ $ $ $ $ $ $ $	0.864265 0.870527 0.879951 0.892965 0.906128 0.919532 0.933096 0.946936 0.961014 0.975208	766.023 771.991 777.919 784.153 7,119.559 816.805 70,617.289 829.564 233,337.340 253,247.241
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.684989 0.825401 0.687812 0.704626 0.741309 0.818820 0.695515 0.608963 0.721547 0.679357	$ $ $ $ $ $ $ $ $ $	0.804911 0.684989 0.825401 0.687812 0.704626 0.741309 0.818820 0.695515 0.608963 0.721547	7,476.753 18,668.563 60,360.516 18,879.489 1,666.077 5,156,805 27,541.450 0.000 0.000 1,329,371.758

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.805151 0.924916 0.792524 0.801086 0.768468 0.755613 0.517380 0.427142 0.532208 0.577952	$ $ $ $ $ $ $ $ $ $	0.951887 0.805151 0.924916 0.792524 0.801086 0.768468 0.755613 0.517380 0.427142 0.532208	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 4,967.045 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.463058 1.704334 1.524970 1.309614 1.391164 1.311709 1.017936 0.894304 0.947322 0.775131	$ $ $ $ $ $ $ $ $ $	1.780556 1.463058 1.704334 1.524970 1.309614 1.391164 1.311709 1.017936 0.894304 0.947322	2,783.809 4,243.940 28,985.193 72,443.978 28,784.154 17,681.762 31,700.735 874.939 45,491.310 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.499157 2.585192 2.012596 1.940704 1.833158 1.590223 1.202066 1.049791 1.050226 0.901497	$ $ $ $ $ $ $ $ $ $	3.365918 2.499157 2.585192 2.012596 1.940704 1.833158 1.590223 1.202066 1.049791 1.050226	5,589.840 7,007.010 13,421.404 4,623.599 2,323.060 20,972.168 15,955.871 1,610.325 20,601.015 16,631.734
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.679026 0.864008 0.905677 0.740210 0.980488 1.116543 0.913422 0.901092 0.894486 0.770963	$ $ $ $ $ $ $ $ $ $	0.725961 0.679026 0.864008 0.905677 0.740210 0.980488 1.116543 0.913422 0.901092 0.894486	3,442.101 3,794.611 16,687.979 20,410.800 30,384.299 46,497.817 66,630.535 33,925.893 134,096.603 137,321.294
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.703374 1.843334 1.695325 1.787429 1.737060 1.477140 1.139051 1.033684 0.903420 0.912621	$ $ $ $ $ $ $ $ $ $	1.913827 1.703374 1.843334 1.695325 1.787429 1.737060 1.477140 1.139051 1.033684 0.903420	0.000 0.000 2,249.018 308.290 2,532.755 7,620.977 13,912.826 4,661.922 4,643.210 1,673.486
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.387005 0.453999 0.437684 0.285099 0.430954 0.574549 0.939784 1.116355 1.402574 1.070945	$ $ $ $ $ $ $ $ $ $	0.556598 0.387005 0.453999 0.437684 0.285099 0.430954 0.574549 0.939784 1.116355 1.402574	7,901.595 7,927.037 10,292.542 10,501.334 21,857.196 34,072.091 35,523.270 56,379.646 71,050.644 104,625.655
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.273617 0.246688 0.346986 0.420465 0.382696 0.400168 0.407106 0.475238 0.435882 0.542321	$ $ $ $ $ $ $ $ $ $	0.212980 0.273617 0.246688 0.346986 0.420465 0.382696 0.400168 0.407106 0.475238 0.435882	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.375626 0.331095 0.422274 0.455442 0.480453 0.474381 0.609550 0.774934 0.772607 0.919315	$ $ $ $ $ $ $ $ $ $	0.305607 0.375626 0.331095 0.422274 0.455442 0.480453 0.474381 0.609550 0.774934 0.772607	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 100,087.622 12,965.889
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.134422 0.140497 0.190766 0.215270 0.251272 0.316363 0.454854 0.568603 0.644640 0.830203	$ $ $ $ $ $ $ $ $ $	0.095281 0.134422 0.140497 0.190766 0.215270 0.251272 0.316363 0.454854 0.568603 0.644640	1,592.457 1,604.834 1,617.103 1,630.033 3,380.510 5,894.190 6,294.923 6,448.663 6,423.393 5,604.990
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.185493 0.170574 0.201768 0.261192 0.267310 0.298913 0.441315 0.552805 0.617176 0.881623	$ $ $ $ $ $ $ $ $ $	0.144760 0.185493 0.170574 0.201768 0.261192 0.267310 0.298913 0.441315 0.552805 0.617176	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.307234 1.523369 1.375254 1.166273 1.262120 1.250073 0.924904 0.818176 0.880205 0.715926	$ $ $ $ $ $ $ $ $ $	1.591908 1.307234 1.523369 1.375254 1.166273 1.262120 1.250073 0.924904 0.818176 0.880205	0.000 0.000 10,359.933 49,434.814 27,748.147 12,689.612 17,675.155 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.429041 1.690987 1.564363 1.232978 1.364422 1.308797 0.964901 0.843207 0.892448 0.741863	$ $ $ $ $ $ $ $ $ $	1.725602 1.429041 1.690987 1.564363 1.232978 1.364422 1.308797 0.964901 0.843207 0.892448	8,373.705 531.464 7,517.434 19,718.938 18,120.234 9,491.139 89,198.822 20,894.978 5,022.303 10,758.618
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.904941 1.082033 1.122046 0.936105 0.935908 0.944596 0.855513 0.745296 0.742574 0.651519	$ $ $ $ $ $ $ $ $ $	1.023242 0.904941 1.082033 1.122046 0.936105 0.935908 0.944596 0.855513 0.745296 0.742578	5,188.637 8,019.913 5,400.256 746.205 3,641.862 2,567.600 0.000 0.000 0.000 0.000
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.215923 1.689703 1.369804 0.995964 1.161641 1.118879 0.608404 0.476835 0.596291 0.407731	$ $ $ $ $ $ $ $ $ $	1.764943 1.215923 1.689703 1.369804 0.995964 1.161641 1.118879 0.608404 0.476835 0.596291	0.000 0.000 0.000 1,375.990 3,448.388 26,875.644 62,828.667 15,186.777 15,504.719 31,962.072

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.588773 1.750220 1.580753 1.609348 1.731163 1.288293 1.616561 1.625116 1.149283 1.059360	$ $ $ $ $ $ $ $ $ $	1.850515 1.588773 1.750220 1.580753 1.609348 1.731163 1.288293 1.616561 1.625116 1.149283	0.000 0.000 0.000 0.000 0.000 43,930.361 0.000 0.000 2,872.000 1,789.830
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.525744 1.505335 1.380930 1.217980 1.320814 1.064964 0.953938 0.966953 0.835191 0.800103	$ $ $ $ $ $ $ $ $ $	1.847062 1.525744 1.505335 1.380930 1.217980 1.320814 1.064964 0.953938 0.966953 0.835191	8,982.190 8,699.645 14,615.901 11,493.602 15,281.518 18,468.432 24,242.099 54,107.010 29,989.604 10,601.640
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.905423 0.988019 1.882017 1.660988 1.761659 1.725868 1.647498 1.428118 1.386588 1.254709	$ $ $ $ $ $ $ $ $ $	2.139575 1.905423 1.988019 1.882017 1.660988 1.761659 1.725868 1.647498 1.428118 1.386588	11,569.238 14,001.523 30,023.091 34,356.066 59,430.357 104,107.863 50,409.921 98,759.318 124,457.452 168,430.768
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.263603 1.282484 1.271658 1.288883 1310517 1.273847 1.325933 1.283489 1.214216 1.182482	$ $ $ $ $ $ $ $ $ $	1.323968 1.263603 1.282484 1.271658 1.288883 1.310517 1.273847 1.325933 1.283489 1.214216	248,167.358 294,839.027 347,536.618 754,694.724 798,039.306 834,813.253 956,115.294 3,073,735.877 5,177,933.453 5,815,568.407
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.038460 2.343026 2.047796 1.813798 1.914360 1.735870 1.356071 1.234876 1.223302 1.127222	$ $ $ $ $ $ $ $ $ $	2.481764 2.038460 2.343026 2.047796 1.813798 1.914360 1.735870 1.356071 1.234876 1.223302	62,120.688 70,857.447 82,843.807 105,776.006 146,241.080 270,153.154 343,345.471 337,283.570 678,578.678 737,139.202
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.978630 2.239764 2.047732 2.069696 2.119223 1.898599 1.858169 1.509210 1.629733 1.434672	$ $ $ $ $ $ $ $ $ $	2.434506 1.978630 2.239764 2.047732 2.069696 2.119223 1.898599 1.858169 1.509210 1.629733	2,223.451 5,055.443 5,821.496 26,458.719 27,467.168 21,094.864 37,610.561 89,774.531 99,290.003 143,516.009
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.936315 0.942517 0.956580 0.970830 0.985382 1.000093 1.010549 1.030317 1.045638 1.061306	$ $ $ $ $ $ $ $ $ $	0.938323 0.936315 0.942517 0.956580 0.970830 0.985382 1.000093 1.010549 1.030317 1.045638	171,545.503 268,414.452 309,336.285 343,146.103 610,983.407 504,290.624 895,985.978 1,164,248.482 1,743,782.262 2,748,288.935

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.400297 1.487275 1.378318 1.371647 1.398084 1.346909 1.279020 1.227170 1.225141 1.139260	$ $ $ $ $ $ $ $ $ $	1.587953 1.400297 1.487275 1.378318 1.371647 1.398084 1.346909 1.279020 1.227170 1.225141	37,134.044 42,900.610 43,477.247 46,150.355 39,262.749 41,080.513 43,019.508 27,467.261 68,986.502 79,675.951
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.090695 1.158275 1.052634 1.018395 1.034952 1.003050	$ $ $ $ $ $	1.257796 1.090695 1.158275 1.052634 1.018395 1.034952	195,300.877 428,154.294 466,149.168 510,870.236 599,938.695 604,072.749
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.015111 1.255857 1.003770 1.020153 1.037971 1.113806 0.959949 0.799533 0.903862 0.831700	$ $ $ $ $ $ $ $ $ $	1.274184 1.015111 1.255857 1.003770 1.020153 1.037971 1.113806 0.959949 0.799533 0.903862	44,515.894 93,047.816 108,213.873 171,045.598 150,207.020 60,703.667 87,456.314 127,659.709 60,208.451 87,196.645
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.392060 1.413980 1.229400 1.198427 1.214922 1.143599 0.975267 0.879968 1.001403 0.985842	$ $ $ $ $ $ $ $ $ $	1.670114 1.392060 1.413980 1.229400 1.198427 1.214922 1.143599 0.975267 0.879968 1.001403	43,778.795 45,003.860 18,357.587 11,901.734 11,205.635 268.493 272.409 276.410 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.353852 2.424707 1.911615 1.985965 2.127742 2.165316 1.583102 1.477333 1.610885 1.224012	$ $ $ $ $ $ $ $ $ $	3.161556 2.353852 2.424707 1.911615 1.985965 2.127742 2.165316 1.583102 1.477333 1.610885	18,810.627 26,759.370 41,083.872 45,042.852 48,129.119 93,226.580 161,247.982 141,095.427 416,954.027 68,982.318
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.512406 1.603878 1.446158 1.407217 1.459627 1.453201 1.352076 1.280330 1.269563 1.185398	$ $ $ $ $ $ $ $ $ $	1.691949 1.512406 1.603878 1.446158 1.407217 1.459627 1.453201 1.352076 1.280330 1.269563	1,331,305.662 1,818,312.248 2,125,130.142 2,488,093.108 2,887,867.372 3,385,039.858 4,526,629.662 6,418,229.044 7,249,587.211 8,756,959.676
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.765967 2.007499 1.638247 1.571297 1.629364 1.614458 1.296530 1.170984 1.260297 1.115748	$ $ $ $ $ $ $ $ $ $	2.189837 1.765967 2.007499 1.638247 1.571297 1.629364 1.614458 1.296530 1.170984 1.260297	609,097.874 648,731.179 690,468.782 883,518.937 1,052,120.601 1,162,748.690 1,407,372.534 1,569,591.516 2,533,186.171 3,295,440.985

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.661337 1.781702 1.557315 1.501693 1.562920 1.546028 1.385832 1.289260 1.304750 1.202422	$ $ $ $ $ $ $ $ $ $	1.901585 1.661337 1.781702 1.557315 1.501693 1.562920 1.546028 1.385832 1.289260 1.304750	3,561,690.638 3,953,629.641 4,284,899.286 5,043,764.464 5,225,443.828 6,350,363.664 8,158,321.980 9,983,968.306 11,614,050.114 12,997,350.164
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.745387 1.911667 1.623723 1.551028 1.614977 1.600043 1.364255 1.254661 1.303106 1.176688	$ $ $ $ $ $ $ $ $ $	2.059876 1.745387 1.911667 1.623723 1.551028 1.614977 1.600043 1.364255 1.254661 1.303106	4,562,422.233 5,423,163.265 6,448,225.502 6,967,285.865 7,500,767.235 8,232,532.718 9,692,059.384 10,838,484.045 12,815,060.405 16,934,318.326
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.433031 1.455982 1.428886 1.420987 1.437484 1.388211 1.439693 1.395072 1.320338 1.240938	$ $ $ $ $ $ $ $ $ $	1.528399 1.433031 1.455982 1.428886 1.420987 1.437484 1.388211 1.439693 1.395072 1.320338	141,677.125 60,226.415 62,618.396 66,076.237 57,445.031 63,857.221 92,585.166 608,640.471 848,500.116 783,439.034
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.235470 2.420385 2.033278 1.857153 1.891721 1.684752 1.294148 1.131548 1.143067 1.010169	$ $ $ $ $ $ $ $ $ $	2.878336 2.235470 2.420385 2.033278 1.857153 1.891721 1.684752 1.294148 1.131548 1.143067	15,162.254 15,714.165 17,800.639 24,312.310 26,987.123 29,574.943 59,634.437 44,728.862 24,309.459 24,862.073
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.045592 1.204881 1.006743 1.010925 1.045818 1.069947 0.965634 0.871423 0.956557 0.880687	$ $ $ $ $ $ $ $ $ $	1.211531 1.045592 1.204881 1.006743 1.010925 1.045818 1.069947 0.965634 0.871423 0.956557	1,374,043.583 1,725,725.171 2,410,674.163 2,597,473.652 2,979,729.924 3,049,836.260 3,576,518.828 4,475,567.301 5,574,709.278 5,755,758.120
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.270424 1.332015 1.245971 1.213745 1.236912 1.181274 1.138735 1.075575 1.055307 1.075614	$ $ $ $ $ $ $ $ $ $	1.400775 1.270424 1.332015 1.245971 1.213745 1.236912 1.181274 1.138735 1.075575 1.055307	50,139.450 69,391.705 78,875.315 83,848.086 105,955.812 183,633.149 244,243.306 278,166.010 565,427.826 959,203.605
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.285271 1.366798 1.222900 1.196308 1.236128 1.200071 1.093104 1.023630 1.023942 0.938912	$ $ $ $ $ $ $ $ $ $	1.464414 1.285271 1.366798 1.222900 1.196308 1.236128 1.200071 1.093104 1.023630 1.023942	209,788.016 215,248.622 274,239.333 281,570.947 210,534.522 226,660.458 237,038.757 250,460.505 266,599.488 280,069.536

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.314952 1.384569 1.265649 1.234284 1.261475 1.216626 1.149041 1.093979 1.076184 0.998250	$ $ $ $ $ $ $ $ $ $	1.453463 1.314952 1.384569 1.265649 1.234284 1.261475 1.216626 1.149041 1.093979 1.076184	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.309711 1.431975 1.226783 1.189596 1.251429 1.221689 1.043955 0.949931 0.975207 0.875931	$ $ $ $ $ $ $ $ $ $	1.540812 1.309711 1.431975 1.226783 1.189596 1.251429 1.221689 1.043955 0.949931 0.975207	298,894.606 314,429.173 342,331.981 363,343.156 302,742.428 446,721.184 444,998.920 201,208.346 203,515.495 206,675.987
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.085729 2.942894 2.084846 1.976593 1.896483 1.301621 1.146881 1.238189 1.238189 0.988900	$ $ $ $ $ $ $ $ $ $	3.753681 3.085729 2.942894 2.084846 2.170365 1.976593 1.896483 1.301621 1.146881 1.238189	31,572.297 269.297 3,825.289 4,631.959 4,665.990 15,425.506 36,819.147 52,547.531 186,699.690 91,930.004
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.228302 2.353782 2.098958 1.979209 2.010164 1.846482 1.591588 1.437396 1.406148 1.152078	$ $ $ $ $ $ $ $ $ $	2.667281 2.228302 2.353782 2.098958 1.979209 2.010164 1.846482 1.591588 1.437396 1.406148	1,196,752.210 1,155,494.669 1,470,212.193 1,462,589.377 1,683,319.987 1,823,320.898 1,511,011.456 1,071,135.091 759,400.071 762,959.648
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.085526 1.184037 1.072624 1.033083 1.075969 1.012797 0.919103 0.923880 0.970792 1.020671	$ $ $ $ $ $ $ $ $ $	1.279907 1.085526 1.184037 1.072624 1.033083 1.075969 1.012797 0.919103 0.923880 0.970792	828.347 838.736 0.000 0.000 0.000 0.000 0.000 53,951.596 54,083.060 23,338.183
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.040812 1.113840 1.024054 0.990093 1.026253 0.958074 0.899120 0.898985 0.986000 1.022422	$ $ $ $ $ $ $ $ $ $	1.205559 1.040812 1.113840 1.024054 0.990093 1.026253 0.958074 0.899120 0.898985 0.986000	0.000 0.000 0.000 0.000 0.000 0.000 2,208.534 35,844.287 36,087.381 36,327.027
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.052760 1.157568 1.023180 0.990242 1.041082 0.993201 0.863059 0.870065 0.999152 1.021338	$ $ $ $ $ $ $ $ $ $	1.260774 1.052760 1.157568 1.023180 0.990242 1.041082 0.993201 0.863059 0.870065 0.999152	1,686.723 1,707.875 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.50%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.426780 1.463213 1.419183 1.405627 1.419365 1.380745 1.441309 1.362314 1.305917 1.239539	$ $ $ $ $ $ $ $ $ $	1.521212 1.426780 1.463213 1.419183 1.405627 1.419365 1.380745 1.441309 1.363214 1.305917	276,971.878 330,646.693 415,534.631 549,401.733 813,399.813 1,303,941.181 1,341,630.176 1,173,368.675 1,959,932.974 1,856,905.031
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.166284 1.219103 1.107761 1.095330 1.138638 1.115498 1.057458 1.005235 1.000000	$ $ $ $ $ $ $ $ $	1.278131 1.166284 1.219103 1.107761 1.095330 1.138638 1.115498 1.057458 1.005235	813.277 823.482 0.000 1,496.421 1,610.206 1,709.391 1,726.795 51,842.077 56,276.130
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.281451 1.383099 1.166861 1.161481 1.261331 1.240251 1.080491 0.988500 1.000000	$ $ $ $ $ $ $ $ $	1.405877 1.281451 1.383099 1.166861 1.161481 1.261331 1.240251 1.080491 0.988500	50,421.665 55,799.727 72,727.876 80,865.160 90,124.126 104,779.075 82,814.508 25,397.753 12,052.380
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.194030 3.669242 3.231111 2.714652 2.832808 2.740114 2.704441 1.788376 1.868566 1.458329	$ $ $ $ $ $ $ $ $ $	3.931674 3.194030 3.669242 3.231111 2.714652 2.832808 2.740114 2.044441 1.788376 1.868566	58,863.634 68,704.453 103,874.992 121,336.732 158,023.704 243,483.334 279,001.962 110,438.675 196,240.851 201,269.627
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.902966 3.178159 2.643547 2.417160 2.401659 2.294418 1.620632 1.425382 1.425156 1.079021	$ $ $ $ $ $ $ $ $ $	3.786441 2.902966 3.178159 2.643547 2.417160 2.401659 2.294418 1.620632 1.425382 1.425156	22,234.397 21,294.787 25,568.017 24,387.920 22,558.083 41,048.741 113,493.910 56,326.653 58,940.537 64,355.699
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.401054 2.438100 1.920328 1.900759 1.809646 1.657253 1.273043 1.144968 1.209636 1.045076	$ $ $ $ $ $ $ $ $ $	3.304218 2.401054 2.438100 1.920328 1.900759 1.809646 1.657253 1.273043 1.144968 1.209636	78,995.746 84,546.653 95,220.289 111,889.290 191,099.143 247,403.696 257,207.323 344,331.987 602,244.756 821,329.706

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Access VP High Yield FundSM	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.712892 1.748563 1.692697 1.575382 1.595768 1.581900 1.458696 1.296792 1.280406 1.116203	$ $ $ $ $ $ $ $ $ $	1.898301 1.712892 1.748563 1.692697 1.575382 1.595768 1.581900 1.458696 1.296792 1.280406	0.000 0.000 0.000 0.000 0.000 0.000 16,064.317 19,210.678 26,650.471 11,523.060
AB Balanced Wealth Strategy Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.850071 2.009588 1.766663 1.719334 1.725377 1.637436 1.431501 1.283560 1.345822 1.240305	$ $ $ $ $ $ $ $ $ $	2.151331 1.850071 2.009588 1.766663 1.719334 1.725377 1.637436 1.431501 1.283560 1.345822	14,460.126 17,731.348 10,441.849 7,051.262 7,689.523 8,325.272 3,248.961 3,282.404 3,316.480 135,795.935
Fidelity® VIP Index 500 Portfolio	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.349335 2.501974 2.090614 1.900708 1.907617 1.708281 1.313819 1.152770 1.148955 1.015965	$ $ $ $ $ $ $ $ $ $	3.034138 2.349335 2.501974 2.090614 1.900708 1.907617 1.708281 1.313819 1.152770 1.148955	13,332.623 12,577.775 20,881.400 21,502.219 24,891.783 27,027.286 33,191.785 41,752.901 48,231.987 9,622.429
Franklin Allocation VIP Fund - Class 4 Shares	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.865857 2.096758 1.905712 1.714568 1.857929 1.837119 1.509137 1.331413 1.375669 1.267843	$ $ $ $ $ $ $ $ $ $	2.195711 1.865857 2.096758 1.905712 1.714568 1.857929 1.837119 1.509137 1.331413 1.375669	3,139.123 4,419.980 4,457.348 15,447.873 22,582.550 24,026.889 25,382.856 31,865.308 36,322.508 29,317.995
ProFund VP Asia 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.810910 1.010683 0.771606 0.777784 0.870733 0.897431 0.791578 0.695744 0.966829 0.861089	$ $ $ $ $ $ $ $ $ $	1.009579 0.810910 1.010683 0.771606 0.777784 0.870733 0.897431 0.791878 0.695744 0.966829	3,714.512 7,630.799 4,874.557 5,468.922 11,801.879 15,660.784 17,111.346 18,685.144 21,730.854 80,276.164
ProFund VP Basic Materials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.098368 1.353375 1.116599 0.955979 1.126706 1.124097 0.962909 0.900526 1.089550 0.852259	$ $ $ $ $ $ $ $ $ $	1.274498 1.098368 1.353375 1.116599 0.955979 1.126706 1.124097 0.962909 0.900526 1.089550	14,640.856 15,143.718 15,710.552 16,248.722 16,815.855 17,407.430 27,702.771 22,312.461 24,709.895 51,366.922
ProFund VP Bull	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.435500 1.551830 1.319112 1.220303 1.243694 1.131911 0.884979 0.788380 0.799779 0.720723	$ $ $ $ $ $ $ $ $ $	1.823650 1.435500 1.551830 1.319112 1.220303 1.243694 1.131911 0.884979 0.788380 0.799779	0.000 0.000 0.000 0.000 0.000 0.000 0.000 30,095.721 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Consumer Services	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.240114 2.258880 1.935963 1.885067 1.826736 1.647876 1.195230 0.993161 0.955022 0.798154	$ $ $ $ $ $ $ $ $ $	2.752152 2.240114 2.258880 1.935963 1.885067 1.826736 1.647876 1.195230 0.993161 0.955022	0.000 2,976.489 0.000 0.000 6,901.464 0.000 0.000 0.000 1,858.296 1,872.272
ProFund VP Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.697591 0.835303 0.635890 0.581110 0.713417 0.749396 0.812449 0.773468 0.977222 0.903164	$ $ $ $ $ $ $ $ $ $	0.854264 0.697591 0.835303 0.635890 0.581110 0.713417 0.749396 0.812449 0.773468 0.977222	8,608.738 12,666.963 2,805.915 2,807.924 2,810.197 0.000 0.000 954.798 4,221.547 75,645.479
ProFund VP Europe 30	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.778616 0.919953 0.779585 0.733565 0.835040 0.927344 0.773445 0.673030 0.749356 0.740702	$ $ $ $ $ $ $ $ $ $	0.904004 0.778616 0.919953 0.779585 0.733565 0.835040 0.927344 0.773445 0.673030 0.749356	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Falling U.S. Dollar	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.613537 0.664411 0.621451 0.669666 0.754942 0.876297 0.907242 0.927620 0.967390 1.007491	$ $ $ $ $ $ $ $ $ $	0.590615 0.613537 0.664411 0.621451 0.669666 0.754942 0.876297 0.907242 0.927620 0.967390	0.000 0.000 0.000 0.000 0.000 0.000 0.000 2,947.825 2,950.811 6,117.602
ProFund VP Financials	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.896798 1.015814 0.871909 0.767018 0.789940 0.709725 0.545150 0.443432 0.522073 0.477457	$ $ $ $ $ $ $ $ $ $	1.151569 0.896798 1.015814 0.871909 0.767018 0.789940 0.709725 0.545150 0.443432 0.522073	0.000 7,227.953 16,640.321 18,160.237 18,266.206 0.000 0.000 0.000 3,140.892 75,451.984
ProFund VP Government Money Market	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.875514 0.884556 0.897189 0.909976 0.922970 0.936139 0.949543 0.963160 0.976932 0.990862	$ $ $ $ $ $ $ $ $ $	0.869644 0.875514 0.884556 0.897189 0.909976 0.922970 0.936139 0.949543 0.963160 0.976932	0.000 0.000 0.000 0.000 0.000 0.000 2,167.718 2,181.650 3,217.228 3,232.450
ProFund VP International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.688813 0.829594 0.690084 0.707521 0.743981 0.821364 0.697344 0.610260 0.722727 0.680129	$ $ $ $ $ $ $ $ $ $	0.809807 0.688813 0.829594 0.690984 0.707521 0.743981 0.821364 0.697344 0.610260 0.722727	10,558.854 10,571.563 10,584.328 10,597.756 10,612.311 316.030 322.479 0.000 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Japan	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.809661 0.929642 0.796179 0.804376 0.771237 0.757977 0.518736 0.428056 0.533088 0.578622	$ $ $ $ $ $ $ $ $ $	0.957690 0.809661 0.929642 0.796179 0.804376 0.771237 0.757977 0.518736 0.428056 0.533088	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Mid-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.471262 1.713037 1.531990 1.314993 1.396190 1.315797 1.020616 0.896211 0.948868 0.776003	$ $ $ $ $ $ $ $ $ $	1.791427 1.471262 1.713037 1.531990 1.314993 1.396190 1.315797 1.020616 0.896211 0.948868	6,347.799 7,126.808 5,149.677 5,366.166 2,805.691 0.000 0.000 0.000 0.000 0.000
ProFund VP NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.513432 2.598676 2.022092 1.948904 1.839997 1.595374 1.205367 1.052154 1.052075 0.902646	$ $ $ $ $ $ $ $ $ $	3.386815 2.513432 2.598676 2.022092 1.948904 1.839997 1.595374 1.205367 1.052154 1.052075	2,849.037 3,670.415 2,746.898 2,923.969 996.457 1,010.656 1,025.447 1,086.586 24,120.569 28,549.735
ProFund VP Oil & Gas	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.682829 0.868412 0.909848 0.743254 0.984039 1.120037 0.915833 0.903024 0.895961 0.771846	$ $ $ $ $ $ $ $ $ $	0.730385 0.682829 0.868412 0.909848 0.743254 0.984039 1.120037 0.915833 0.903024 0.895961	17,903.672 18,477.864 27,767.766 29,284.739 19,044.641 19,710.992 31,338.178 25,338.866 27,862.476 67,154.014
ProFund VP Pharmaceuticals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.712948 1.852780 1.703165 1.794806 1.743369 1.481771 1.142052 1.035886 0.904899 0.913666	$ $ $ $ $ $ $ $ $ $	1.925543 1.712948 1.852780 1.703165 1.794806 1.743369 1.481771 1.142052 1.035886 0.904899	29.183 110.427 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Precious Metals	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.389168 0.456304 0.439692 0.286266 0.432521 0.576360 0.942264 1.118731 1.404875 1.072170	$ $ $ $ $ $ $ $ $ $	0.559982 0.389168 0.456304 0.439692 0.286266 0.432521 0.576360 0.942264 1.118731 1.404875	262.177 267.531 11,500.841 4,364.594 4,396.769 12,818.348 31,632.237 29,389.734 32,335.195 35,657.966
ProFund VP Short Emerging Markets	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.275159 0.247960 0.348598 0.422214 0.384087 0.401420 0.408185 0.476250 0.436594 0.542942	$ $ $ $ $ $ $ $ $ $	0.214285 0.275159 0.247960 0.348598 0.422214 0.384087 0.401420 0.408185 0.476250 0.436594	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP Short International	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.377744 0.331891 0.424231 0.457333 0.482200 0.475873 0.611171 0.776606 0.773885 0.920376	$ $ $ $ $ $ $ $ $ $	0.307489 0.377744 0.331891 0.424231 0.457333 0.482200 0.475873 0.611171 0.776606 0.773885	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short NASDAQ-100	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.135164 0.141209 0.191641 0.216157 0.252188 0.317361 0.456060 0.569810 0.645699 0.831152	$ $ $ $ $ $ $ $ $ $	0.095855 0.135164 0.141209 0.191641 0.216157 0.252188 0.317361 0.456060 0.569810 0.645699	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Short Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.186549 0.171452 0.202722 0.262297 0.268308 0.299880 0.442524 0.554035 0.618253 0.882728	$ $ $ $ $ $ $ $ $ $	0.145669 0.186549 0.171452 0.202722 0.262297 0.268308 0.299880 0.442524 0.554035 0.618253	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.314667 1.531278 1.381709 1.171167 1.266785 1.254077 0.927419 0.819994 0.881721 0.716813	$ $ $ $ $ $ $ $ $ $	1.601755 1.314667 1.531278 1.381709 1.171167 1.266785 1.254077 0.927419 0.819994 0.881721	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Small-Cap Value	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.437062 1.699631 1.571592 1.238062 1.369373 1.312901 0.967445 0.845010 0.893918 0.742720	$ $ $ $ $ $ $ $ $ $	1.736146 1.437062 1.699631 1.571592 1.238062 1.369373 1.312901 0.967445 0.845010 0.893918	1,478.575 1,479.568 1,480.550 1,481.606 1,482.808 0.000 0.000 0.000 0.000 0.000
ProFund VP Telecommunications	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.910017 1.087562 1.127219 0.939958 0.939295 0.947556 0.857761 0.746889 0.743811 0.652272	$ $ $ $ $ $ $ $ $ $	1.029490 0.910017 1.087562 1.127219 0.939958 0.939295 0.947556 0.857761 0.746889 0.743811	6,616.909 8,177.312 0.000 0.000 0.000 0.000 0.000 0.000 2,278.420 2,295.562
ProFund VP UltraSmall-Cap	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.222817 1.698437 1.376204 1.000137 1.165935 1.122463 0.610054 0.477888 0.897300 0.408209	$ $ $ $ $ $ $ $ $ $	1.775820 1.222817 1.698437 1.376204 1.000137 1.165935 1.122463 0.610054 0.477888 0.597300	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 27,550.464

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
ProFund VP U.S. Government Plus	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.597694 1.713949 1.588065 1.615999 1.737451 1.292338 1.620842 1.628612 1.151186 1.060593	$ $ $ $ $ $ $ $ $ $	1.861819 1.597694 1.713949 1.588065 1.615999 1.737451 1.292338 1.620842 1.628612 1.151186	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000
ProFund VP Utilities	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.534239 1.512967 1.387247 1.222937 1.325541 1.068253 0.956411 0.968978 0.836528 0.801001	$ $ $ $ $ $ $ $ $ $	1.858256 1.534239 1.512967 1.387247 1.222937 1.325541 1.068253 0.956411 0.968978 0.836528	6,863.458 5,199.857 140.658 143.533 146.459 149.447 152.497 37,650.218 14,075.013 1,867.927
TA Aegon High Yield Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.919227 2.001421 1.893772 1.670538 1.770917 1.734081 1.654522 1.433501 1.391129 1.258195	$ $ $ $ $ $ $ $ $ $	2.156145 1.919227 2.001421 1.893772 1.670538 1.770917 1.734081 1.654522 1.433501 1.391129	8,138.525 13,492.888 26,700.068 30,353.506 25,035.382 34,961.483 17,003.291 37,649.276 44,185.067 131,018.958
TA Aegon U.S. Government Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.272758 1.291147 1.279619 1.296304 1.317413 1.279923 1.331599 1.288333 1.218209 1.185792	$ $ $ $ $ $ $ $ $ $	1.334218 1.272758 1.291147 1.279619 1.296304 1.317413 1.279923 1.331599 1.288333 1.218209	66,784.500 168,066.648 147,726.319 955,392.672 978,140.793 410,617.325 466,397.346 793,534.150 1,340,631.855 2,422,825.209
TA Barrow Hanley Dividend Focused - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.053232 2.358847 2.060609 1.824249 1.924439 1.744156 1.361872 1.239555 1.227331 1.130378	$ $ $ $ $ $ $ $ $ $	2.500992 2.053232 2.358847 2.060609 1.824249 1.924439 1.744156 1.361872 1.239555 1.227331	68,277.889 69,140.935 73,609.277 72,463.580 78,390.977 93,323.813 101,912.729 155,143.721 201,273.111 324,876.441
TA BlackRock Global Real Estate Securities - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.992975 2.254875 2.060533 2.081614 2.130369 1.907662 1.866120 1.514919 1.635089 1.438678	$ $ $ $ $ $ $ $ $ $	2.453363 1.992975 2.254875 2.060533 2.081614 2.130369 1.907662 1.866120 1.514919 1.635089	10,318.490 10,233.899 9,932.041 10,454.578 10,144.356 20,946.209 23,258.224 59,953.388 107,180.749 146,055.870
TA BlackRock Government Money Market - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	0.943105 0.948880 0.962557 0.976428 0.990561 1.004829 1.019392 1.034184 1.049097 1.064256	$ $ $ $ $ $ $ $ $ $	0.945598 0.943105 0.948880 0.962557 0.976428 0.990561 1.004829 1.019392 1.034184 1.049097	226,195.875 226,851.418 227,469.467 228,073.829 230,920.051 238,355.203 254,285.687 330,828.745 622,013.007 1,690,315.743

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA BlackRock iShares Edge 40 - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.410433 1.497301 1.386920 1.379534 1.405424 1.353320 1.284473 1.231803 1.229158 1.142429	$ $ $ $ $ $ $ $ $ $	1.600236 1.410433 1.497301 1.386920 1.379534 1.405424 1.353320 1.284473 1.231803 1.229158	18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 18,154.229 20,000.121 112,690.339
TA BlackRock Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014	$ $ $ $ $ $	1.093211 1.160370 1.054016 1.019229 1.035297 1.003051	$ $ $ $ $ $	1.261322 1.093211 1.160370 1.054016 1.019229 1.035297	6,858.772 0.000 0.000 0.000 0.000 1,404.785
TA International Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.020982 1.262501 1.008590 1.024548 1.041936 1.117505 0.962657 0.801385 0.905515 0.832806	$ $ $ $ $ $ $ $ $ $	1.282174 1.020982 1.262501 1.008590 1.024548 1.041936 1.117505 0.962657 0.801385 0.905515	24,267.757 23,562.547 31,465.331 33,291.317 34,865.318 30,524.024 51,133.997 22,869.985 23,509.109 2,357.574
TA Janus Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.398312 1.419625 1.233709 1.202045 1.217982 1.145915 0.976752 0.880881 1.001949 0.985894	$ $ $ $ $ $ $ $ $ $	1.678451 1.398312 1.419625 1.233709 1.202045 1.217982 1.145915 0.976752 0.880881 1.001949	5,696.013 5,701.264 5,706.155 0.000 0.000 0.000 0.000 0.000 0.000 0.000
TA Janus Mid-Cap Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.370968 2.441120 1.923607 1.997437 2.138966 2.175667 1.589888 1.482929 1.616189 1.227431	$ $ $ $ $ $ $ $ $ $	3.186107 2.370968 2.441120 1.923607 1.997437 2.138966 2.175667 1.589888 1.482929 1.616189	5,711.446 7,310.559 6,554.672 7,095.136 9,301.865 10,272.660 16,536.919 44,501.156 56,202.747 70,336.601
TA JPMorgan Asset Allocation - Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.523380 1.614717 1.455212 1.415336 1.467327 1.460153 1.357880 1.285198 1.273766 1.188722	$ $ $ $ $ $ $ $ $ $	1.705062 1.523380 1.614717 1.455212 1.415336 1.467327 1.460153 1.357880 1.285198 1.273766	577,761.534 700,502.505 800,260.952 833,495.901 1,018,205.120 1,581,781.070 2,011,148.348 2,119,197.355 2,595,223.120 2,873,302.273
TA JPMorgan Asset Allocation – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.778852 2.021137 1.648573 1.580413 1.638008 1.622217 1.302120 1.175448 1.264480 1.118898	$ $ $ $ $ $ $ $ $ $	2.206897 1.778852 2.021137 1.648573 1.580413 1.638008 1.622217 1.302120 1.175448 1.264480	212,801.838 217,966.481 298,388.620 264,474.839 332,722.987 420,244.667 462,780.641 527,879.565 576,396.373 671,259.418

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA JPMorgan Asset Allocation – Moderate - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.673368 1.793724 1.567050 1.510340 1.571150 1.553402 1.391758 1.294137 1.309037 1.205785	$ $ $ $ $ $ $ $ $ $	1.916296 1.673368 1.793724 1.567050 1.510340 1.571150 1.553402 1.391758 1.294137 1.309037	1,645,087.669 1,827,725.563 1,999,697.060 2,175,906.269 2,494,809.026 2,915,282.382 3,439,216.288 3,758,781.086 4,368,573.784 5,694,026.503
TA JPMorgan Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.757990 1.924515 1.633833 1.559912 1.623437 1.607631 1.370048 1.259382 1.307367 1.179965	$ $ $ $ $ $ $ $ $ $	2.075775 1.757990 1.924515 1.633833 1.559912 1.623437 1.607631 1.370048 1.259382 1.307367	4,179,127.050 4,715,874.778 5,364,002.039 5,414,381.792 5,844,913.138 6,333,389.378 7,552,658.931 8,665,730.315 9,512,481.079 10,234,783.513
TA JPMorgan Core Bond - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.443405 1.465789 1.437815 1.429169 1.445055 1.394844 1.445855 1.400346 1.324677 1.244397	$ $ $ $ $ $ $ $ $ $	1.540226 1.443405 1.465789 1.437815 1.429169 1.445055 1.394844 1.445855 1.400346 1.324677	32,037.361 23,891.355 23,338.317 61,261.931 37,840.199 21,477.809 28,277.514 35,915.002 88,581.305 109,904.667
TA JPMorgan Enhanced Index - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.251689 2.436744 2.046021 1.867878 1.901702 1.692806 1.299697 1.135835 1.146836 1.012996	$ $ $ $ $ $ $ $ $ $	2.900646 2.251689 2.436744 2.046021 1.867878 1.901702 1.692806 1.299697 1.135835 1.146836	3,395.086 3,398.216 3,401.134 0.000 0.000 8,883.264 8,883.264 8,883.264 8,883.264 8,883.264
TA JPMorgan International Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.052172 1.211854 1.012082 1.015783 1.050317 1.074012 0.968818 0.873854 0.958753 0.882282	$ $ $ $ $ $ $ $ $ $	1.219769 1.052172 1.211854 1.012082 1.015783 1.050317 1.074012 0.968818 0.873854 0.958753	608,629.954 752,093.397 809,763.469 892,181.816 991,253.196 1,094,642.392 1,710,519.339 2,114,152.100 2,590,765.664 2,896,381.489
TA JPMorgan Tactical Allocation - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.279559 1.340950 1.253712 1.220678 1.243375 1.186868 1.143579 1.079616 1.058755 1.078604	$ $ $ $ $ $ $ $ $ $	1.411532 1.279559 1.340950 1.253712 1.220678 1.243375 1.186868 1.143579 1.079616 1.058755	97.607 369.424 1,155.948 1,691.843 2,301.445 2,911.632 10,148.567 8,289.728 9,243.450 173,442.173
TA Managed Risk - Balanced ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.292061 1.373345 1.228152 1.200854 1.240208 1.203436 1.095640 1.025491 1.025296 0.939686	$ $ $ $ $ $ $ $ $ $	1.472872 1.292061 1.373345 1.228152 1.200854 1.240208 1.203436 1.095640 1.025491 1.025296	6,064.829 5,957.781 5,837.389 0.000 0.000 0.000 0.000 0.000 14,418.333 51,696.392

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA Managed Risk – Conservative ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.320845 1.390089 1.270073 1.237987 1.264637 1.219078 1.150791 1.095100 1.076773 0.998308	$ $ $ $ $ $ $ $ $ $	1.460678 1.320845 1.390089 1.270073 1.237987 1.264637 1.219078 1.150791 1.095100 1.076773	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 51,607.154
TA Managed Risk – Growth ETF - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.316652 1.438857 1.232086 1.194144 1.255590 1.224141 1.046374 0.951668 0.976511 0.876656	$ $ $ $ $ $ $ $ $ $	1.549738 1.316652 1.438857 1.232086 1.194144 1.255590 1.225141 1.046374 0.951668 0.976511	352,162.164 384,458.839 417,390.832 467,397.873 526,913.835 568,526.578 608,391.832 661,072.945 370,081.393 511,542.713
TA Morgan Stanley Capital Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.108056 2.962716 2.097862 2.182838 1.986972 1.905510 1.307172 1.151196 1.242241 0.991653	$ $ $ $ $ $ $ $ $ $	3.782710 3.108056 2.962716 2.097862 2.182838 1.986972 1.905510 1.307172 1.151196 1.242241	10,729.195 6,484.353 13,451.537 9,993.164 11,014.065 12,004.725 3,681.055 927.598 2,039.863 1,747.099
TA Multi-Managed Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.244472 2.369693 2.112113 1.990637 2.020776 1.855306 1.598400 1.442827 1.410781 1.155300	$ $ $ $ $ $ $ $ $ $	2.687962 2.244472 2.369693 2.112113 1.990637 2.020776 1.855306 1.598400 1.442827 1.410781	287,114.972 288,647.900 325,336.276 378,087.021 477,651.074 419,611.733 397,351.992 385,363.759 335,065.621 367,563.836
TA PIMCO Tactical – Balanced - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.090386 1.188753 1.076369 1.036185 1.078671 1.014840 0.920507 0.924841 0.971311 1.020733	$ $ $ $ $ $ $ $ $ $	1.286282 1.090386 1.188753 1.076369 1.036185 1.078671 1.014840 0.920507 0.924841 0.971311	15,634.945 10,597.410 13,278.095 14,810.365 20,455.626 0.000 0.000 0.000 0.000 0.000
TA PIMCO Tactical – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.045505 1.118308 1.027659 0.993089 1.028857 0.960037 0.900521 0.899919 0.986536 1.022483	$ $ $ $ $ $ $ $ $ $	1.211584 1.045505 1.118308 1.027659 0.993089 1.028857 0.960037 0.900521 0.899919 0.986536	0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,472.526 8,479.749 8,486.538
TA PIMCO Tactical – Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.057526 1.162227 1.026793 0.993257 1.043729 0.995227 0.864397 0.870991 0.999711 1.021402	$ $ $ $ $ $ $ $ $ $	1.267110 1.057526 1.162227 1.026793 0.993257 1.043729 0.995227 0.864397 0.870991 0.999711	0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000

Separate Account Expense 1.45%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
TA PIMCO Total Return - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	1.437095 1.473068 1.428037 1.413708 1.426822 1.387309 1.447446 1.368340 1.310198 1.242981	$ $ $ $ $ $ $ $ $ $	1.532969 1.437095 1.473068 1.428037 1.413708 1.426822 1.387309 1.447446 1.368340 1.310198	228,952.945 251,432.018 259,590.655 282,642.387 320,220.315 511,814.244 636,301.868 1,338,019.760 1,221,797.897 1,529,163.079
TA QS Investors Active Asset Allocation – Conservative - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.170347 1.222737 1.110513 1.097519 1.140349 1.116613 1.057997 1.005265 1.000000	$ $ $ $ $ $ $ $ $	1.283223 1.170347 1.222737 1.110513 1.097519 1.140349 1.116613 1.057997 1.005265	0.000 0.000 0.000 0.000 0.000 21,286.505 21,425.744 51,916.735 70,450.900
TA QS Investors Active Asset Allocation - Moderate Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011	$ $ $ $ $ $ $ $ $	1.25923 1.387234 1.169777 1.163803 1.263229 1.241510 1.081058 0.988528 1.000000	$ $ $ $ $ $ $ $ $	1.411480 1.285923 1.387234 1.169777 1.163803 1.263229 1.241510 1.081058 0.988528	0.000 0.000 0.000 0.000 0.000 0.000 0.000 8,115.840 8,122.760
TA Small/Mid Cap Value - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	3.217188 3.694016 3.251325 2.730284 2.847721 2.753188 2.053192 1.795149 1.874709 1.462410	$ $ $ $ $ $ $ $ $ $	3.962125 3.217188 3.694016 3.251325 2.730284 2.847721 2.753188 2.053192 1.795149 1.874709	23,369.192 94,651.550 128,505.608 129,661.930 138,393.167 148,644.678 174,473.505 40,653.455 40,083.651 59,026.900
TA T. Rowe Price Small Cap - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.924057 3.199663 2.660133 2.431121 2.414347 2.305407 1.627599 1.430809 1.429876 1.082054	$ $ $ $ $ $ $ $ $ $	3.815826 2.924057 3.199663 2.660133 2.431121 2.414347 2.305407 1.627599 1.430809 1.429876	326.794 328.652 239.183 255.231 428.302 10,225.622 11,726.527 26,999.658 51,374.862 25,347.665
TA WMC US Growth - Service Class	2019 2018 2017 2016 2015 2014 2013 2012 2011 2010	$ $ $ $ $ $ $ $ $ $	2.418420 2.454518 1.932305 1.911673 1.819137 1.665130 1.278460 1.149275 1.213597 1.047986	$ $ $ $ $ $ $ $ $ $	3.329745 2.418420 2.454518 1.932305 1.911673 1.819137 1.665130 1.278460 1.149275 1.213597	24,495.447 21,754.047 28,756.292 28,177.814 35,757.597 62,672.892 74,285.256 66,114.796 103,510.615 210,358.120

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Amounts presented in thousands

Effective October 1, 2020, Transamerica Life Insurance Company (“TLIC”, or “the Company”) will merge with Transamerica Premier Life Insurance Company (“TPLIC”), an Iowa domiciled affiliate, and MLIC Re I, Inc. (“MLRe”), a Vermont domiciled affiliate, with TLIC emerging as the surviving entity pursuant to the Plan of Merger, which was approved by the Iowa Insurance Division (IID) and the Department of Financial Regulation of Vermont.

In conjunction with the merger the historical financial statements were combined under NAIC Statutory Accounting Practices and Procedures Manual Statements of Statutory Accounting Principles (SSAP) No. 68 Business Combinations and Goodwill (SSAP 68) Paragraph 10 Statutory Merger, whereby the former statutory bases of accounting are retained.

The unaudited pro forma condensed combined financial information below should be read in conjunction with the notes thereto and audited consolidated financial statements for the year ended December 31, 2019 included herein.

The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the merger been completed on the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the resulting company. This information does not give effect to (1) our results of operations or other transactions or developments since December 31, 2019, (2) the impact of releasing the letter of credit reflected as an admitted asset by MLRe, (3) the effects of transactions or developments that may occur subsequent to December 31, 2019 after the pro forma financial statements, and (4) the impact of intercompany transactions between entities, including reinsurance, that have not been reflected in historical balances, but will be adjusted on a go forward basis. The foregoing matters could cause both TLIC’s historical pro forma financial position and results of operations, and TLIC’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined financial information of TLIC gives effect to the merger as if it had been completed as of December 31, 2019. The statutory financial statements for the Company, TPLIC, and MLRe are combined below retaining the historical statutory bases to arrive at merged pro forma financial statements at December 31, 2019 as follows:

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Balance Sheet
12/31/2019 Pro forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
ASSETS:
Investments	41,771,924	24,479,103	314,148	—	66,565,175
Letter of Credit[1]	—	—	770,000	—	770,000
Other Assets	2,730,813	1,529,256	35,731	—	4,295,800
Separate Account Assets	85,720,689	26,508,334	—	—	112,229,023

TOTAL ADMITTED ASSETS	130,223,426	52,516,693	1,119,879	—	183,859,998

LIABILITIES, CAPITAL & SURPLUS:
Policy Liabilities	27,308,732.0	18,714,626.0	770,000.0	—	46,793,358.0
Other Liabilities	10,665,836.0	4,992,797.0	9,103.0	—	15,667,736.0
Separate Account Liabilities	85,720,688.0	26,508,334.0	—	—	112,229,022.0

Total Liabilities	123,695,256.0	50,215,757.0	779,103.0	—	174,690,116.0

Capital	6,762.0	10,137.0	250.0	(10,387.0)	6,762.0
Surplus Notes	—	60,000.0	—	—	60,000.0
Gross Paid in and Contributed Surplus	2,610,713.0	1,057,861.0	123,000.0	—	3,791,574.0
Aggregate write-in for Special Surplus	195,434.0	1,334.0	—	—	196,768.0
Unassigned Surplus	3,715,261.0	1,171,604.0	217,526.0	10,387.0	5,114,778.0

Total Capital & Surplus	6,528,170.0	2,300,936.0	340,776.0	—	9,169,882.0

TOTAL LIABILITIES , CAPITAL & SURPLUS	130,223,426.0	52,516,693.0	1,119,879.0	—	183,859,998.0

Transamerica Life Insurance Co – Merged Company

Statutory Condensed Combined Earnings

12/31/2019 Pro Forma - Unaudited

($ thousands)

	TLIC Dec 31 2019 as Reported	TPLIC Dec 31 2019 as Reported	MLRe Dec 31 2019 as Reported	Eliminations[2] Dec 31 2019	Merged Dec 31 2019 Pro Forma[3]
REVENUES:
Premiums and Deposits	12,146,106.0	3,347,881.0	198,853.0	—	15,692,840.0
Net Investment Income	1,644,325.0	1,094,859.0	11,735.0	—	2,750,919.0
Comm and Exp Allowance & Reserve Adj Ceded	444,368.0	(170,748.0)	—	—	273,620.0
Other	1,907,252.0	362,101.0	—	—	2,269,353.0

Total Revenue	16,142,051.0	4,634,093.0	210,588.0	—	20,986,732.0

Benefits and Expenses:
Benefits Paid	17,561,497.0	3,534,284.0	391,512.0	—	21,487,293.0
Policy liability change	(2,277,561.0)	961,715.0	(60,000.0)	—	(1,375,846.0)
Commissions	908,521.0	512,527.0	48,511.0	—	1,469,559.0
Expenses and other	833,410.0	503,282.0	(230,348.0)	—	1,106,344.0
Transfers to (from) Separate Accounts	(3,868,617.0)	(1,261,078.0)	—	—	(5,129,695.0)

Total Benefits and Expenses	13,157,250.0	4,250,730.0	149,675.0	—	17,557,655.0

Gain from Operations Before Policyholder Dividends and Taxes	2,984,801.0	383,363.0	60,913.0	—	3,429,077.0
Policyholder Dividends	9,236.0	1,030.0	—	—	10,266.0
Taxes	(77,933.0)	39,259.0	(202.0)	—	(38,876.0)

Gain from Operations Before Net Realized Capital Gains (Losses)	3,053,498.0	343,074.0	61,115.0	—	3,457,687.0

Realized Capital Gains (Losses)	240,524.0	229,130.0	(47.0)	—	469,607.0

Net Statutory Income	3,294,022.0	572,204.0	61,068.0	—	3,927,294.0

Footnote references from financial statements:

1:

As of December 31, 2019, MLRe had a permitted practice with explicit permission of the Deputy Commissioner of Captive Insurance of the State of Vermont that allows the admission on the U.S. statutory statement of a letter of credit. The letter of credit was $770,000 at December 31, 2019 and is included in the Total Admitted Assets balance of MLRe presented above. Upon MLRe being merged into TLIC, the permitted practice will no longer exist and the letter of credit will not transfer into the merged entity. Pursuant to the plan of merger approved by the IID, the LOC will be presented in the historical combined financial statements as of year-end 2019.

2:

Merger proforma includes the elimination of $10,387 of Unassigned Surplus with an offsetting charge to Capital on the balance sheet is related to the cancellation of the common stock ownership of TPLIC by the Company, and was eliminated based on the requirements set forth in SSAP 68 requiring adjustment of the capital accounts of entities to reflect appropriate par values of the new entity.

3:

On May 15, 2020, TPLIC paid a dividend to its parent company, Commonwealth General Corporation (“CGC”), in the amount of $700,000. The dividend and contribution included $76,604 in cash and $623,396 in securities. The December 31, 2019 amounts presented above do not reflect that transaction.

Subsequent Events:

Additional subsequent events have been evaluated for disclosure through September 29, 2020.

On June 30, 2020, the Company received $96,035 from Transamerica Financial Life Insurance Company (“TFLIC”) as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (“TPRe”), a newly formed AXXX captive and affiliate, and Transamerica Pacific Insurance Company, Ltd (“TPIC”) entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture certain universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements to cover the secondary guarantee only.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the Company to TPLIC. The Company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Basis of Presentation

The accompanying pro forma financial statements have been prepared in conformity with accounting practices prescribed or permitted by the IID, which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed. See the audited financials for a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements.

The pro forma financial statements and any financial reporting restatements with respect to the newly merged entity will be prepared in accordance with NAIC SAP. More specifically, the pro forma reflects the statutory merger with the assets, liabilities and surplus of the reported statutory entities carried forward from the historical statutory accounting basis.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying pro forma financial statements should be read in conjunction with the related historical information for the Company and are not necessarily indicative of the results that would have been attained had the merger taken place as of the presentation date.

Impacts of Merger

As demonstrated in the pro formas above, the historical balances for the companies involved in the merger have been retained, as outlined in the Plan of Merger approved by the IID. There are intercompany transactions between entities, including reinsurance, that have not been eliminated in historical balances, but will be adjusted on a go forward basis. While the adjustments may be material to individual line items, the eliminations have no impact on the merged company capital and surplus.

Before the merger, TPLIC was the issuer of the variable policies. Upon consummation of the merger, TPLIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TPLIC, including all of TPLIC’s separate accounts (the “Separate Accounts”) that fund TPLIC’s variable policies, and the assets of the Separate Accounts. As a result of the merger, TLIC became responsible for all liabilities and obligations of TPLIC, including those created under TPLIC’s variable policies. Accordingly, all references in the variable policy prospectuses to Transamerica Premier Life Insurance Company are amended to refer to Transamerica Life Insurance Company.

The merger did not affect the terms of, or the rights and obligations under, the variable policies, other than to change the insurance company that provides policy benefits from TPLIC to TLIC. The merger also did not result in any adverse tax consequences for any policy owners, and policy owners will not be charged additional fees or expenses as a result of the merger. The account value or unit values of the policies will not change as a result of the merger.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019, including the related notes and schedules of supplementary insurance information and reinsurance as of December 31, 2019, 2018 and for each of the three years in the period ended December 31, 2019 and summary of investments—other than investments in related parties as of December 31, 2019 listed in the accompanying index (collectively referred to as the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matters

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Transamerica Advisors Life Insurance Company into the Company on July 1, 2019 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the financial statements, in 2019 the Company changed its valuation basis for variable annuities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 27, 2020

PricewaterhouseCoopers LLP, 1 N Upper Wacker Drive, Chicago, IL 60606

T: 312-298-2000, F: , www.pwc.com

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$1,693,803	$2,331,468
Bonds	25,412,467	27,627,135
Preferred stocks	111,630	104,793
Common stocks	3,217,206	2,998,481
Mortgage loans on real estate	5,096,613	4,600,493
Real estate	51,546	114,446
Policy loans	1,099,596	1,139,853
Securities lending reinvested collateral assets	1,246,827	1,835,122
Derivatives	1,718,025	2,097,951
Other invested assets	2,124,211	1,666,946

Total cash and invested assets	41,771,924	44,516,688

Accrued investment income	404,846	428,558
Premiums deferred and uncollected	286,843	115,235
Net deferred income tax asset	475,358	627,639
Variable annuity reserve hedge offset deferral	195,067	231,853
Other assets	1,368,699	1,472,587
Separate account assets	85,720,689	76,783,392

Total admitted assets	$130,223,426	$124,175,952

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$26,237,936	27,294,949
Policy and contract claim reserves	479,226	527,901
Liability for deposit-type contracts	591,570	967,757
Other policyholders’ funds	21,831	17,617
Transfers from separate accounts due or accrued	(898,597)	(1,034,929)
Funds held under reinsurance treaties	4,094,413	3,785,867
Asset valuation reserve	879,143	694,388
Interest maintenance reserve	308,453	299,928
Derivatives	1,851,801	975,974
Payable for collateral under securities loaned and other transactions	1,731,464	3,080,656
Borrowed money	1,274,504	3,052,991
Other liabilities	1,402,824	1,452,027
Separate account liabilities	85,720,688	76,783,391

Total liabilities	123,695,256	117,898,517

Total capital and surplus	6,528,170	6,277,435

Total liabilities and capital and surplus	$130,223,426	$124,175,952

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and other considerations	$12,146,106	$10,813,518	$(3,514,168)
Net investment income	1,644,325	1,667,172	2,516,282
Commissions and expense allowances on reinsurance ceded	527,860	835,062	608,958
Reserve adjustment on reinsurance ceded	(83,492)	(67,838)	(1,210,892)
Consideration received on reinsurance recapture and novations	15,485	217,258	462,313
Separate accounts net gain from operations	—	—	139,852
Fee revenue and other income	1,891,767	1,971,474	1,996,610

Total revenue	16,142,051	15,436,646	998,955

Benefits and expenses
Death benefits	1,706,779	1,760,272	1,588,061
Annuity benefits	1,173,639	1,183,691	1,207,143
Accident and health benefits	281,435	295,343	141,823
Surrender benefits	14,231,385	14,536,177	13,109,739
Other benefits	168,259	156,157	156,951
Net increase (decrease) in reserves	(2,277,561)	228,055	(12,826,051)
Commissions	908,521	912,831	927,565
Net transfers to (from) separate accounts	(3,868,617)	(4,075,245)	(2,619,683)
IMR adjustment due to reinsurance	—	(13,229)	(2,065,984)
General insurance expenses and other	833,410	1,219,389	1,033,737

Total benefits and expenses	13,157,250	16,203,441	653,301

Gain (loss) from operations before dividends and federal income taxes	2,984,801	(766,795)	345,654

Dividends to policyholders	9,236	5,953	8,057

Gain (loss) from operations before federal income taxes	2,975,565	(772,748)	337,597
Federal income tax (benefit) expense	(77,933)	(63,062)	(1,035,106)

Net gain (loss) from operations	3,053,498	(709,686)	1,372,703
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	240,524	(714,132)	(575,050)

Net income (loss)	$3,294,022	$(1,423,818)	$797,653

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2017	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	6,467,401
Merger of Transamerica Advisors Life Insurance Company (TALIC)	—	—	—	—	242,198	—	453,845	696,043

Balance at January 1, 2017 (TALIC Merger)	6,762	1,282	(58,000)	150,000	3,896,028	577,936	2,589,436	7,163,444
Net income (loss)	—	—	—	—	—	—	797,653	797,653
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(489,076)	1,172,461	683,385
Change in net deferred income tax asset	—	—	—	—	—	—	(956,486)	(956,486)
Change in nonadmitted assets	—	—	—	—	—	—	474,981	474,981
Change in asset valuation reserve	—	—	—	—	—	—	124,240	124,240
Change in surplus in separate accounts	—	—	—	—	—	—	(117,876)	(117,876)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	230,908	230,908
Dividends to stockholders	—	—	—	—	—	—	(620,523)	(620,523)
Return of capital	—	—	—	—	(422,572)	—	—	(422,572)
Other changes—net	—	(298)	—	—	(626)	981	(5,738)	(5,681)

Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,472,830	$89,841	$3,689,056	$7,351,473
Net income (loss)	—	—	—	—	—	—	(1,423,818)	(1,423,818)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	145,059	1,145,316	1,290,375
Change in net deferred income tax asset	—	—	—	—	—	—	164,466	164,466
Change in nonadmitted assets	—	—	—	—	—	—	45,646	45,646
Change in asset valuation reserve	—	—	—	—	—	—	16,359	16,359
Change in surplus as a result of reinsurance	—	—	—	—	—	—	17,616	17,616
Dividends to stockholders	—	—	—	—	—	—	(624,567)	(624,567)
Return of capital	—	—	—	—	(558,740)	—	—	(558,740)
Other changes—net	—	(559)	—	—	2,576	(3,047)	(345)	(1,375)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,916,666	$231,853	$3,029,729	$6,277,435
Net income (loss)	—	—	—	—	—	—	3,294,022	3,294,022
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	(36,786)	(290,676)	(327,462)
Change in net deferred income tax asset	—	—	—	—	—	—	(164,812)	(164,812)
Change in nonadmitted assets	—	—	—	—	—	—	105,654	105,654
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	(1,248,411)	(1,248,411)
Change in asset valuation reserve	—	—	—	—	—	—	(184,755)	(184,755)
Change in surplus as a result of reinsurance	—	—	—	—	—	—	(146,952)	(146,952)
Change in surplus notes	—	—	—	(150,000)	—	—	—	(150,000)
Change in treasury stock	—	—	58,000	—	—			58,000
Return of capital	—	—	—	—	(307,578)	—	—	(307,578)
Dividends to stockholders	—	—	—	—	—	—	(725,000)	(725,000)
Other changes—net	—	(425)	—	—	1,625	367	46,462	48,029

Balance at December 31, 2019	$6,762	$—	$—	$—	$2,610,713	$195,434	$3,715,261	$6,528,170

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$11,959,055	$10,836,714	$5,030,303
Net investment income	1,853,706	1,826,005	2,524,319
Other income	2,295,448	2,891,089	6,905,408
Benefit and loss related payments	(17,435,718)	(17,958,301)	(16,076,467)
Net transfers from separate accounts	4,005,482	4,343,398	2,904,380
Commissions and operating expenses	(1,898,769)	(1,892,868)	(2,050,512)
Dividends paid to policyholders	(5,889)	(6,350)	(7,348)
Federal income taxes (paid) received	(139,992)	939,301	438,896

Net cash provided by (used in) operating activities	633,323	978,988	(331,021)

Investing activities
Proceeds from investments sold, matured or repaid	$15,951,729	$9,086,610	$10,468,686
Costs of investments acquired	(13,028,169)	(7,574,764)	(8,455,291)
Net change in policy loans	40,258	48,668	52,058

Net cost of investments acquired	(12,987,911)	(7,526,096)	(8,403,233)

Net cash provided by (used in) investing activities	$2,963,818	$1,560,514	$2,065,453

Financing and miscellaneous activities
Repayment of surplus notes	$(150,000)	$—	$—
Capital and paid in surplus received (returned)	(248,376)	(556,833)	(434,179)
Dividends to stockholders	(725,000)	(564,220)	(620,523)
Net deposits (withdrawals) on deposit-type contracts	(429,725)	(201,168)	(2,167,303)
Net change in borrowed money	(1,765,528)	(1,151,474)	1,874,369
Net change in funds held under reinsurance treaties	(60,731)	(271,793)	(75,583)
Net change in payable for collateral under securities lending and other transactions	(1,347,778)	(15,819)	(125,030)
Other cash (applied) provided	492,332	587,583	98,001

Net cash provided by (used in) financing and miscellaneous activities	(4,234,806)	(2,173,724)	(1,450,248)

Net increase (decrease) in cash, cash equivalents and short-term investments	(637,665)	365,778	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	2,331,468	1,965,690	1,681,506

End of year	$1,693,803	$2,331,468	$1,965,690

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2019	2018	2017
Non-cash activities during the year not included in the Statutory Statement of Cash Flows:
Stock cancellations	$57,575	$—	$—
Non-cash dividend to parent company	—	60,347	—
Investments received for insured securities losses	—	16,489	—
Write off of prepaid real estate related assets	—	2,727	—
Non-cash capital contribution to investment subsidiary	—	1,971	—
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	—	—	7,196,754
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Transfer of bonds to settle reinsurance obligations	—	—	22,479
Asset transfer of ownership between hedge funds	—	—	125,036

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas-domiciled affiliate. On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of TALIC and FReC on a US statutory basis were carried forward to the merged company. As a result of the mergers, TALIC and FReC’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC is no longer reflected as ceded risk in the restated merged financials. As a result of the merger, the business previously ceded from TALIC to the Company is no longer reflected as assumed risk in the restated merged financials.

Summarized financial information for the Company and TALIC presented separately for periods prior to the merger is as follows. The amounts presented for the Company’s revenues are reflective of the revision as described in Note 3:

	Year Ended December 31
	2018	2017
Revenues:
Company	$15,206,362	$730,065
TALIC	230,284	268,890

	$15,436,646	$998,955

Net income (loss):
Company	$(1,353,504)	$603,700
TALIC	(70,314)	193,953

	$(1,423,818)	$797,653

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31 2018
Assets:
Company	$117,015,550
TALIC	7,204,454
Reclassification to conform to current year presentation: Current federal income tax recoverable	(44,052)

$124,175,952

Liabilities:
Company	$111,237,254
TALIC	6,705,315
Reclassification to conform to current year presentation: Other liabilities	(44,052)

$117,898,517

Capital and Surplus:
Company	$5,778,296
TALIC	499,139

$6,277,435

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, and pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed investment contracts. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements which differs from NAIC SAP:

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2019	2018	2017
Net income (loss), State of Iowa basis	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
None				—	—	—

Net income (loss), NAIC SAP	XXX	XXX	XXX	$3,294,022	$(1,423,818)	$797,653

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$6,528,170	$6,277,435	$7,351,473
State prescribed practices that are an increase(decrease) from NAIC SAP:
Separate account asset valuation	56	NA	NA	—	—	—
State permitted practices that are an increase(decrease) from NAIC SAP:
Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds—Change in net unrealized capital gains/ losses	—	(231,853)	(86,794)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$6,528,170	$6,045,582	$7,264,679

The Company elected early adoption of SSAP No. 108, Derivatives Hedging Variable Annuities Guarantees (SSAP 108) effective July 1, 2019. The early adoption allowed for transition from and release of a similar permitted practice in place with the IID since October 1, 2016 (the Permitted Practice). The Company received approval from the IID on September 4, 2019. Please refer to Note 3 for additional information.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the risk-based capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $127,960. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86—Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheets and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the Company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheets and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheets (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheets. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheets, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Offsetting of Assets and Liabilities

Financial assets and liabilities are offset in the Balance Sheets when the Company has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis.

Other Assets and Other Liabilities

Other assets consist primarily of reinsurance receivable, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of remittances, amounts withheld by the Company, accrued expenses, payable for securities and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Separate Accounts

The majority of separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Certain other non-indexed guaranteed separate accounts represent funds invested by the Company for the benefit of the contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than the guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Non-indexed guaranteed separate account assets and liabilities are carried at fair value. These guarantees are included in the general account due to the nature of the guaranteed return.

Assets held in trust for purchases of variable life, variable universal life, variable annuity, and modified guaranteed annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Income and gains and losses with respect to the assets in the separate accounts supporting modified guaranteed annuity contracts are included in the statements of operations as a component of net transfers from separate accounts.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Surrender values are not promised in excess of the legally computed reserves. For annual premium variable life insurance there is an extra premium charged to the policyholder before the premium is transferred to the Separate Accounts. An additional reserve for this policy is held in the General Account that is a multiple of the reserve that would otherwise be held. For interest sensitive whole life, the reserves held in the General Account are equal to the cash surrender value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheets date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP No. 101 does not consider state income taxes in the measurement of deferred taxes. SSAP No. 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported net deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC SAP.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets to the extent that they are not impaired.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

As of July 1, 2019, the Company has received IID approval on an approach for transitioning from a prior permitted practice into full implementation of SSAP No. 108. The approved transition approach will not result in adjustment to the Company’s historical statutory reporting or existing unamortized deferral balances established under the permitted practice at the time of transition. The Company will continue amortizing deferral balances established under the permitted practice according to the amortization schedule previously approved. This amortization will be reported as net realized capital gains (losses) in the Statements of Operations. The net deferral is re-classed from unassigned to special surplus and is presented in the Variable annuity reserve hedge offset deferral financial statement line item on the balance sheets. As of the date of transition, current period fair value fluctuations in the designated derivative instruments offset by the current period Valuation Manual section 21 (VM-21) liability change attributed to the hedged risk (“natural offset”) will be included in net realized capital gains (losses) in the Statements of Operations. As of the date of transition, the Company is fully compliant with the provisions of SSAP 108. The adoption of SSAP 108 and the contemporaneous release of the Permitted Practice will not impact historical statutory reporting or remaining residual balances established under the Permitted Practice and will not have a significantly different impact, in comparison to the Permitted Practice, on the Company’s statutory capital position or RBC ratio. Differences include reporting the natural offset as net realized capital gains/losses in the statements of operations compared to previously being included within the change in unrealized gains/losses with no impact to capital and surplus. Additionally, the deferral amortization under SSAP 108 begins in the subsequent reporting period as opposed to starting in the period it was established, as with the Permitted Practice. The delay in deferral amortization impacts the timing and flow through statutory capital and surplus, but does not create material differences from the Permitted Practice.

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 VM-21 and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the increase to the VM-21 reserve of $1,248,411. As a result, the Company released the voluntary reserve that was recorded to account for the adoption in the amount of $850,000 which was developed considering Q4 2018 balances and factors. The change year-over-year is due to significant market factor changes such as bond yields and treasury rates. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Revision to Prior Years

During 2019, the Company identified errors in prior year financial statements for which the Company has determined it appropriate to revise. The Company assessed the materiality of these revisions and concluded these revisions are not material to the December 31, 2018 and 2017 financial statements as a whole. The following tables show the impact of the revision after the effect of the TALIC merger as described in Note 1:

	Year Ended December 31, 2018
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$11,448,988	$(635,470)	$10,813,518
Fee revenue and other income	1,977,174	(5,700)	1,971,474

Total revenue	$16,077,816	$(641,170)	$15,436,646

Benefits and expenses
Surrender benefits	$15,154,347	$(618,170)	$14,536,177

Total benefits and expenses	16,821,611	(618,170)	16,203,441
Gain (loss) from operations before dividends and federal income taxes	(743,795)	(23,000)	(766,795)

Federal income tax (benefit) expense	(55,012)	(8,050)	(63,062)
Net gain (loss) from operations	(694,736)	(14,950)	(709,686)

Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)

Statements of Changes in Capital and Surplus
Balance at December 31, 2017
Net income (loss)	$(1,408,868)	$(14,950)	$(1,423,818)
Other changes—net	(16,325)	14,950	(1,375)

Balance at December 31, 2018	$6,277,435	$—	$6,277,435

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$11,449,184	$(612,470)	$10,836,714
Other income	2,896,789	(5,700)	2,891,089
Benefit and loss related payments	(18,576,471)	618,170	(17,958,301)

Net cash provided by (used in) operating activities	978,988	—	978,988
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(146,883)	$(54,285)	$(201,168)
Other cash (applied) provided	533,298	54,285	587,583

Net cash provided by (used in) financing and miscellaneous activities	(2,173,724)	—	(2,173,724)

Net increase (decrease) in cash, cash equivalents and short-term investments	365,778	—	365,778
Cash, cash equivalents and short-term investments:
Beginning of year	1,965,690	—	1,965,690

End of year	$2,331,468	$—	$2,331,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Year Ended December 31, 2017
	As Revised for the Merger	Adjustment	As Revised
Statements of Operations
Revenues
Premiums and other considerations	$(3,098,001)	$(416,167)	$(3,514,168)
Fee revenue and other income	1,997,110	(500)	1,996,610

Total revenue	$1,415,622	$(416,667)	$998,955

Benefits and expenses
Surrender benefits	$13,526,406	$(416,667)	$13,109,739

Total benefits and expenses	1,069,968	(416,667)	653,301
Gain (loss) from operations before dividends and federal income taxes	345,654	—	345,654

Net gain (loss) from operations	1,372,703	—	1,372,703

Net income (loss)	$797,653	$—	$797,653

Statements of Cash Flows
Operating activities
Premiums and annuity considerations	$5,446,470	$(416,167)	$5,030,303
Other income	6,905,908	(500)	6,905,408
Benefit and loss related payments	(16,493,134)	416,667	(16,076,467)

Net cash provided by (used in) operating activities	(331,021)	—	(331,021)
Financing and miscellaneous activities
Net deposits (withdrawals) on deposit-type contracts	$(2,130,022)	$(37,281)	$(2,167,303)
Other cash (applied) provided	60,720	37,281	98,001

Net cash provided by (used in) financing and miscellaneous activities	(1,450,248)	—	(1,450,248)
Net increase (decrease) in cash, cash equivalents and short-term investments	284,184	—	284,184
Cash, cash equivalents and short-term investments:
Beginning of year	1,681,506	—	1,681,506

End of year	$1,965,690	$—	$1,965,690

Management has determined that the amounts primarily relate to misclassifications of balances within the Statements of Operations and Cash Flows for the years ended December 31, 2018 and 2017 related to accounting for retirement plan cash flows and other cash flow presentation reclassifications. This error resulted in offsetting misstatements to premiums and other considerations, fee revenue and other income, and surrender benefits and corresponding offsetting misstatements within the cash provided by (used in) operating activities and cash provided by (used in) financing and miscellaneous activities. The misclassifications had no impact to the Company’s net income or capital and surplus in the prior years.

In addition, Management reclassified certain prior year out of period adjustments from income to capital and surplus per SSAP No. 3, Accounting Changes and Corrections of Errors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheets date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheets date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,298,116	$1,298,076	$1,042,719	$255,397	$—	$—	$—
Short-term notes receivable from affiliates	240,300	240,300	—	240,300	—	—	—
Bonds	28,644,195	25,412,467	5,355,305	22,844,657	444,233	—	—
Preferred stocks, other than affiliates	109,845	111,630	—	108,849	996	—	—
Common stocks, other than affiliates	80,789	80,789	10,227	19	70,543	—	—
Mortgage loans on real estate	5,383,132	5,096,613	—	—	5,383,132	—	—
Other invested assets	262,406	218,682	—	243,524	18,882	—	—
Derivative assets:
Options	311,739	311,739	—	311,739	—	—	—
Interest rate swaps	1,363,717	1,363,526	—	1,363,717	—	—	—
Currency swaps	8,929	7,304	—	8,929	—	—	—
Credit default swaps	59,599	34,248	—	59,599	—	—	—
Equity swaps	55	55	—	55	—	—	—
Interest rate futures	467	467	467	—	—	—	—
Equity futures	686	686	686	—	—	—	—
Derivative assets total	1,745,192	1,718,025	1,153	1,744,039	—	—	—
Policy loans	1,099,596	1,099,596	—	1,099,596	—	—	—
Securities lending reinvested collateral	987,763	987,763	96	987,667	—	—	—
Separate account assets	85,275,020	85,209,155	81,391,463	3,878,274	5,283	—	—
Liabilities
Investment contract liabilities	16,687,551	11,934,145	—	218,239	16,469,312	—	—
Derivative liabilities:
Options	151,696	151,696	—	151,696	—	—	—
Interest rate swaps	1,279,477	1,442,132	—	1,279,477	—	—	—
Currency swaps	2,279	4,328	—	2,279	—	—	—
Credit default swaps	(3,740)	13,450	—	(3,740)	—	—	—
Equity swaps	211,606	211,606	—	211,606	—	—	—
Interest rate futures	22,916	22,916	22,916	—	—	—	—
Equity futures	5,673	5,673	5,673	—	—	—	—
Derivative liabilities total	1,669,907	1,851,801	28,589	1,641,318	—	—	—
Dollar repurchase agreements	448,829	448,829	—	448,829	—	—	—
Payable for securities lending	1,246,827	1,246,827	—	1,246,827	—	—	—
Payable for derivative cash collateral	484,637	484,637	—	484,637	—	—	—
Separate account annuity liabilities	78,615,086	78,617,102	2,783	78,565,537	46,766	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,966,071	$1,966,071	$1,385,771	$580,300	$—	$—	$—
Short-term notes receivable from affiliates	261,000	261,000	—	261,000	—	—	—
Bonds	28,352,356	27,627,135	7,005,814	20,905,525	441,017	—	—
Preferred stocks, other than affiliates	97,812	104,793	—	94,815	2,997	—	—
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	—	—
Mortgage loans on real estate	4,647,770	4,600,493	—	—	4,647,770	—	—
Other invested assets	241,689	214,934	—	229,963	11,726	—	—
Derivative assets:
Options	996,427	996,427	—	996,427	—	—	—
Interest rate swaps	710,817	711,165	—	710,817	—	—	—
Currency swaps	15,288	15,495	—	15,288	—	—	—
Credit default swaps	52,360	52,579	—	52,360	—	—	—
Equity swaps	281,457	281,457	—	281,457	—	—	—
Interest rate futures	20,639	20,639	20,639	—	—	—	—
Equity futures	20,189	20,189	20,189	—	—	—	—
Derivative assets total	2,097,177	2,097,951	40,828	2,056,349	—	—	—
Policy loans	1,139,853	1,139,853	—	1,139,853	—	—	—
Securities lending reinvested collateral	1,660,683	1,660,683	71,045	1,589,638	—	—	—
Separate account assets	76,150,197	76,130,173	72,461,882	3,684,492	3,823	—	—
Liabilities
Investment contract liabilities	13,297,887	12,379,779	—	243,143	13,054,743	—	—
Derivative liabilities:
Options	344,808	344,808	—	344,808	—	—	—
Interest rate swaps	376,095	591,999	—	376,095	—	—	—
Currency swaps	1,706	645	—	1,706	—	—	—
Credit default swaps	(1,309)	13,394	—	(1,309)	—	—	—
Equity swaps	16,890	16,890	—	16,890	—	—	—
Interest rate futures	6,999	6,999	6,999	—	—	—	—
Equity futures	1,239	1,239	1,239	—	—	—	—
Derivative liabilities total	746,428	975,974	8,238	738,190	—	—	—
Dollar repurchase agreements	214,357	214,357	—	214,357	—	—	—
Payable for securities lending	1,835,122	1,835,122	—	1,835,122	—	—	—
Payable for derivative cash collateral	1,245,534	1,245,534	—	1,245,534	—	—	—
Separate account annuity liabilities	69,914,071	69,915,907	3,069	69,874,047	36,955	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$15,615	$4,075	$—	$19,690

Total bonds	—	15,615	4,075	—	19,690

Preferred stock
Industrial and miscellaneous	—	41	996	—	1,037

Total preferred stock	—	41	996	—	1,037

Common stock
Mutual funds	5,049	—	—	—	5,049
Industrial and miscellaneous	5,178	19	70,543	—	75,740

Total common stock	10,227	19	70,543	—	80,789

Cash equivalents and short-term
Money market mutual funds	1,042,719	—	—	—	1,042,719

Total cash equivalents and short-term	1,042,719	—	—	—	1,042,719

Securities lending reinvested collateral	96	—	—	—	96
Derivative assets	1,153	1,671,609	—	—	1,672,762
Separate account assets	81,255,681	3,293,963	4,271	—	84,553,915

Total assets	$82,309,876	$4,981,247	$79,885	$—	$87,371,008

Liabilities:
Derivative liabilities	$28,589	$1,633,210	$—	$—	1,661,799
Separate account liabilities	2,783	—	—	—	2,783

Total liabilities	$31,372	$1,633,210	$—	$—	$1,664,582

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$900	$—	$—	$900
Industrial and miscellaneous	—	26,472	8,205	—	34,677
Hybrid securities	—	2,282	—	—	2,282

Total bonds	—	29,654	8,205	—	37,859

Preferred stock
Industrial and miscellaneous	—	1,601	2,997	—	4,598

Total preferred stock	—	1,601	2,997	—	4,598

Common stock
Mutual funds	12,648	—	—	—	12,648
Industrial and miscellaneous	2,753	6	156,572	—	159,331

Total common stock	15,401	6	156,572	—	171,979

Cash equivalents and short-term
Money market mutual funds	1,385,771	—	—	—	1,385,771

Total cash equivalents and short-term	1,385,771	—	—	—	1,385,771

Securities lending reinvested collateral	71,045	—	—	—	71,045
Derivative assets	40,828	1,995,419	—	—	2,036,247
Separate account assets	72,321,900	3,124,101	3,823	—	75,449,824

Total assets	$73,834,945	$5,150,781	$171,597	$—	$79,157,323

Liabilities:
Derivative liabilities	$8,238	$811,965	$—	$—	$820,203
Separate account liabilities	3,069	—	—	—	3,069

Total liabilities	$11,307	$811,965	$—	$—	$823,272

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018:

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
RMBS	$—	$5	$—	$—	$(5)
Other	8,206	—	1,829	72	398
Preferred stock	2,997	—	—	—	(2,654)
Common stock	156,572	—	4,197	(5,874)	3,296
Separate account assets	3,824	1,264	807	(3)	(789)

Total	$171,598	$1,269	$6,833	$(5,805)	$246

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
RMBS	$—	$—	$—	$—	$—
Other	—	—	—	2,772	4,075
Preferred stock	653	—	—	—	996
Common stock	4,645	6,702	90,600	1	70,543
Separate account assets	848	—	(27)	93	4,271

Total	$6,146	$6,702	$90,573	$2,866	$79,885

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$—	$—	$—	$(3)	$3
RMBS	—	—	—	(26)	26
Other	14,619	—	5,465	108	423
Preferred stock	3,180	—	—	—	(754)
Common stock	197,751	—	270	(2,000)	3,398
Other long term	—	920	1,040	—	(310)
Derivatives	29,230	—	—	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Government	$—	$—	$—	$—	$—
RMBS	—	—	—	—	—
Other	—	—	—	1,479	8,206
Preferred stock	828	—	259	—	2,997
Common stock	—	216	42,400	123	156,572
Other long term	430	—	—	—	—
Derivatives	—	—	(3,869)	(80,576)	—
Separate account assets	100	—	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2019, the Company held one property as held-for sale, where carrying amount of $576 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Bonds:
United States Government and agencies	$4,280,658	$775,293	$372	$5,055,579
State, municipal and other government	1,174,675	125,422	16,509	1,283,588
Hybrid securities	271,982	42,062	1,464	312,580
Industrial and miscellaneous	15,555,330	2,013,749	42,420	17,526,659
Mortgage and other asset-backed securities	4,129,822	351,694	15,727	4,465,789

Total unaffiliated bonds	25,412,467	3,308,220	76,492	28,644,195
Unaffiliated preferred stocks	111,630	6,330	8,115	109,845

	$25,524,097	$3,314,550	$84,607	$28,754,040

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$58,311	$22,545	$67	$80,789

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,578,120	$277,575	$121,838	$6,733,857
State, municipal and other government	761,458	35,634	19,456	777,636
Hybrid securities	260,707	13,182	8,417	265,472
Industrial and miscellaneous	15,824,266	731,481	383,320	16,172,427
Mortgage and other asset-backed securities	4,202,584	265,837	65,457	4,402,964

Total unaffiliated bonds	27,627,135	1,323,709	598,488	28,352,356
Unaffiliated preferred stocks	104,793	3,022	10,003	97,812

	$27,731,928	$1,326,731	$608,491	$28,450,168

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$715,115	$721,686
Due after one year through five years	4,446,683	4,713,256
Due after five years through ten years	5,108,090	5,808,153
Due after ten years	11,012,757	12,935,311

	21,282,645	24,178,406
Mortgage and other asset-backed securities	4,129,822	4,465,789

	$25,412,467	$28,644,195

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$896	$4	$10,513	$368
State, municipal and other government	37,638	10,695	96,166	5,814
Hybrid securities	18,613	1,464	—	—
Industrial and miscellaneous	349,475	31,808	398,580	10,612
Mortgage and other asset-backed securities	217,019	12,486	503,736	3,241

Total bonds	623,641	56,457	1,008,995	20,035

Preferred stocks-unaffiliated	47,696	8,025	4,511	90
Common stocks-unaffiliated	—	—	739	67

	$671,337	$64,482	$1,014,245	$20,192

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$415,707	$25,873	$3,771,379	$95,965
State, municipal and other government	84,973	6,723	192,550	12,733
Hybrid securities	13,815	2,063	114,678	6,354
Industrial and miscellaneous	1,584,834	141,445	4,936,668	241,875
Mortgage and other asset-backed securities	796,932	39,004	828,836	26,453

Total bonds	2,896,261	215,108	9,844,111	383,380

Preferred stocks-unaffiliated	23,579	6,575	38,576	3,428
Common stocks-unaffiliated	—	—	11,083	1,130

	$2,919,840	$221,683	$9,893,770	$387,938

During 2019, there were $4,294 of loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2018 and 2017, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $5,546, $4,339 and $7,960, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$1,299	$1,056	$243	$1,056	$869	3/31/2019
79548KXQ6	295	271	24	271	228	3/31/2019
14984WAA8	1,399	1,295	104	1,295	1,295	6/30/2019
87266TAJ1	587	484	103	484	387	6/30/2019
79548KXQ6	250	250	—	250	209	6/30/2019
41161PPQ0	19,646	18,718	928	18,718	17,362	9/30/2019
36828QQK5	2,493	2,237	256	2,237	1,754	9/30/2019
79548KXQ6	221	203	18	203	58	9/30/2019
126671ZS8	4	4	—	4	4	9/30/2019
585525ES3	491	480	11	480	424	9/30/2019
15032GAC8	2,245	2,245	—	2,245	2,245	9/30/2019
41161PPQ0	18,422	18,368	54	18,368	16,944	12/31/2019
36828QQK5	2,237	1,134	1,103	1,134	1,751	12/31/2019
52108MDN0	3,049	366	2,683	366	1,870	12/31/2019
22541SGE2	432	417	15	417	426	12/31/2019
585525ES3	428	424	4	424	381	12/31/2019

			$5,546

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$12,486	$15,728	$39,004	$40,117
The aggregate related fair value of securities with unrealized losses	217,019	517,385	796,932	850,568

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 199 and 663 securities with a carrying amount of $735,818 and $3,141,523, and an unrealized loss of $64,482 and $221,683. Of this portfolio, 65.2% and 90.7% were investment grade with associated unrealized losses of $19,696 and $165,913, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 245 and 1,411 securities with a carrying amount of $1,033,633 and $10,269,495 and an unrealized loss of $20,125 and $386,809. Of this portfolio, 91.1% and 89.7% were investment grade with associated unrealized losses of $11,888 and $302,186, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 7 and 13 securities with a cost of $807 and $12,212 and an unrealized loss of $67 and $1,130.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	2	$18,813	$18,169
Loan-backed and structured securities, amortized cost	3	6,719	6,719
Preferred stock, amortized cost	1	996	996

Total	6	$26,528	$25,884

December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

The tables below present the Company’s gross and net receivable for securities and borrowed money financial statement line items that were subject to offsetting:

December 31, 2019	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$120,009	$101,474	$18,535
Liabilities:
Borrowed money	$550,303	$101,474	$448,829

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Receivables for securities	$273,566	$149,607	$123,959
Liabilities:
Borrowed money	$353,860	$149,607	$204,253

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 175 and 159 securities as a result of a callable feature which generated investment income of $13,296 and $18,683 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$13,048,390	$5,928,234	$18,171,710

Gross realized gains	$133,153	$86,626	$2,375,500
Gross realized losses	(37,677)	(209,899)	(151,723)

Net realized capital gains (losses)	$95,476	$(123,273)	$2,223,777

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2019, 2018 and 2017 of $30,802, $10,795 and $19,101, respectively.

At December 31, 2019 and 2018, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019
	Farm	Commercial	Total
AAA - AA	$10,519	$3,000,254	$3,010,773
A	31,600	1,812,978	1,844,578
BBB	6,458	217,779	224,237
BB	8,536	4,089	12,625
B	—	4,400	4,400

	$57,113	$5,039,500	$5,096,613

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,635,041	$2,635,260
A	42,814	1,745,127	1,787,941
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	—	—	—

	$58,453	$4,542,040	$4,600,493

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.52% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 82%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%.

During 2019 and 2018, the Company did not reduce the interest rate on any outstanding mortgage loans.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Commercial
	Farm	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$57,113	$4,958,605	$5,015,718
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	—	—
(d) 90-179 Days Past Due	—	—	—
(e) 180+ Days Past Due	—	80,895	80,895
Accruing interest 90-179 days past due
(a) Recorded investment	—	—	—
(b) Interest accrued	—	—	—
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$33,658	$1,483,157	$1,516,815

		Commercial
	Farm	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$4,461,023	$4,511,599
(b) 30-59 Days Past Due	—	—	—
(c) 60-89 Days Past Due	—	57,005	57,005
(d) 90-179 Days Past Due	7,875	—	7,875
(e) 180+ Days Past Due	—	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	—	7,876
(b) Interest accrued	96	—	96
Participant or Co-lender in Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$1,286,604	$1,318,128

At December 31, 2019 and 2018, respectively, multiple mortgage loans with a carrying value of $80,895 and $24,014 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2019 and 2018. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2019 and 2018, there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2019 and 2018, the Company held no impaired loans with related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2019 and 2018 was $0 and $49,118, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2019	2018	2017
Balance at beginning of period	$—	$26,618	$1,421
Additions, net charged to operations	—	—	26,618
Recoveries in amounts previously charged off	—	(26,618)	(1,421)

Balance at end of period	$—	$—	$26,618

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2019, 2018 and 2017, respectively, the Company recognized $0, $852 and $5,359 of interest income on impaired loans. Interest income of $0, $860 and $2,806, respectively, was recognized on a cash basis for the years ended December 31, 2019, 2018 and 2017.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $69,202 and $46,436, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
Pacific	25%	28%	Apartment	47%	47%
South Atlantic	23	22	Retail	19	21
Middle Atlantic	16	16	Office	15	16
E. North Central	9	8	Industrial	15	12
W. North Central	8	8	Other	2	2
W. South Central	8	7	Agricultural	1	1
Mountain	7	6	Medical	1	1
E. South Central	3	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, 2018 and 2017, the Company had mortgage loans with a total net admitted asset value of $20,550, $23,144 and $83,445, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. At December 31, 2019 and 2018, there were no commitments to lend additional funds to debtors owing receivables.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $5,078, $26,231 and $4,033 were taken on real estate in 2019, 2018 and 2017, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Statements of Operations, for the year ended December 31, 2019.

As of December 31, 2019, there were four properties classified as held for sale. As of December 31, 2018, there were nine properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2019, one property classified as held for sale was disposed of resulting in a net realized gain of $1,788. During 2018, six properties classified as held for sale were disposed of resulting in a net realized gain of $4,579. These gains and losses were included in net realized capital gains (losses) within the Statements of Operations.

The Company also disposed of other properties during 2019 and 2018 resulting in net realized gains of $9,047 and $26,756, respectively.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Home office properties	$45,831	$52,466
Investment properties	—	18,953
Properties held for sale	5,715	43,027

	$51,546	$114,446

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $47,188 and $72,083, respectively.

Other Invested Assets

During 2019, the Company recorded impairments of $5,488, $3,363, and $13,867 throughout 2019, 2018 and 2017. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

These write-downs are included in net realized capital gains (losses) within the Statements of Operations.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $125,036, which resulted in a realized gain of $19,443.

Tax Credits

At December 31, 2019, the Company had ownership interests in forty-six LIHTC investments with a carrying value of $58,163. The remaining years of unexpired tax credits ranged from one to twelve, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $26,728. Tax credits recognized in 2019 were $81,690, and other tax benefits recognized in 2019 were $2,795. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments with a carrying value of $33,212. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Tax credits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

		December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$2,683	$5,024
Economic Redevelopment and Growth Tax Credits	NJ	5,281	20,948

Total		$7,964	$25,972

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Derivatives

Amounts disclosed in this Derivatives section do not include derivatives utilized in the hedging of variable annuity guarantees in accordance with SSAP 108. Please see the subsequent section “Derivatives Hedging Variable Annuity Guarantees” for results associated with those derivatives.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018 was as follows:

	2019	2018
Fair value - positive	$647,378	$2,285,546
Fair value - negative	(646,157)	(934,798)

At December 31, 2019, 2018 and 2017, the Company has recorded unrealized gains (losses) of ($257,972), $858,229 and ($131,678), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2019, 2018 and 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. At December 31, 2019 and 2018, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $2,334 and $0, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$(15,424)	$59,693	$2,473
Caps	—	—	(1,203)
Puts	—	(26,491)	(7,634)

Total options	$(15,424)	$33,202	$(6,364)

Swaps:
Interest rate	$95,162	$(299,024)	$307,519
Credit	(3,099)	(14,288)	8,209
Total return	(611,814)	(205,341)	(1,443,432)

Total swaps	$(519,751)	$(518,653)	$(1,127,704)

Futures—net positions	535,875	(310,914)	60,205
Lehman settlements	106	537	1,195

Total realized gains (losses)	$806	$(795,828)	$(1,072,668)

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019		2018
Derivative component of RSATs
Credit default swaps	$56,455	$55,387	$(9,504	) $	(6,341)
Interest rate swaps	3,225	1,650	—		8,598

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$59,599	$43,455	$(11,589)	$(1,309)
Interest rate swaps	3,972	2,188	—	—

Total	$63,571	$45,643	$(11,589)	$(1,309)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(3,099)	$(4,476)	$8,209
Interest rate swaps	—	(8,207)	(59,357)

Total	$(3,099)	$(12,683)	$(51,148)

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

		2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$6,522	$441,000	1.9
Credit default swaps referencing indices		108	10,000	39.9

Subtotal		6,630	451,000	2.7

BBB	2
Single name credit default swaps (3)		41,004	1,781,035	1.8
Credit default swaps referencing indices		23,093	1,192,624	2.9

Subtotal		64,097	2,973,659	2.3

BB	3
Single name credit default swaps (3)		462	50,000	1.2

Subtotal		462	50,000	1.2

Total		$71,189	$3,474,659	2.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$5,534	$468,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,425	478,085	3.4

BBB	2
Single name credit default swaps (3)		32,228	1,905,450	2.7
Credit default swaps referencing indices		7,806	907,000	3.3

Subtotal		40,034	2,812,450	2.9

BB	3
Single name credit default swaps (3)		2,427	145,500	2.7

Subtotal		2,427	145,500	2.7

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0

Subtotal		(312)	5,000	1.0

Total		$44,765	$3,468,035	2.9

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2019, the maximum amounts of potential future recoveries available to offset the $3,474,659 from the table above were $0. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,468,035 from the table above were $0.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$2,402,624	$2,509,467	$59,599	$52,360
Currency swaps	88,501	129,622	8,929	15,288
Equity futures	—	22	686	20,189
Equity swaps	209,341	3,706,430	55	281,457
Interest rate futures	—	38	—	20,639
Interest rate swaps	33,735	24,881,535	5,147	710,817
Options	21,196,796	23,094,442	311,739	996,427
Derivative liabilities:
Credit default swaps	1,446,000	1,318,568	(3,740)	(1,309)
Currency swaps	142,704	18,459	2,279	1,706
Equity futures	(12)	(1)	5,673	1,239
Equity swaps	4,823,034	145,269	211,606	16,890
Interest rate futures	—	(19)	—	6,999
Interest rate swaps	3,366,493	15,261,493	17,420	376,095
Options	(3,676,923)	(3,815,570)	151,696	344,808

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Derivatives Hedging Variable Annuity Guarantees

The hedged obligation consists of guaranteed benefits on variable annuity contracts and resembles a long dated put option where claim payment is made whenever account value is less than a guaranteed amount, adjusted for applicable fees. Changes in interest rates impact the present value of future product cash flows (discount rate) as well as the value of investments comprising the account value to be assessed against the guarantee. Under this VM-21 compliant clearly defined hedging strategy (CDHS), interest rate risk may be hedged by a duration matched portfolio of interest sensitive derivatives such as treasury bond forwards, treasury futures, interest rate swaps, interest rate swaptions or treasury future options. The hedging strategy is unchanged from the prior reporting period, and the total return on the designated portfolio of derivatives has been highly effective in covering the interest rate risk (rho) of the hedged obligation. Hedge effectiveness is measured in accordance with the requirements outlined under SSAP 108 and entails assessment of the total return on the designated portfolio of derivatives against changes in the fair value of the hedged obligation due to interest rate movements on a cumulative basis.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Scheduled amortization for SSAP 108 derivatives as of December 31, 2019 is as follows:

Amortization Year	Deferred Assets	Deferred Liabilities
2020	$68,503	$18,702
2021	60,234	18,702
2022	39,808	18,702
2023	39,808	18,702
2024	39,808	18,702
2025	39,808	18,702
2026	29,176	18,702
2027	22,720	18,702
2028	17,393	18,702
2029	20,155	14,028

Total	$377,413	$182,346

As discussed in Note 2 and 3, the Company elected to adopt SSAP 108 effective July 1, 2019.

The following table is a reconciliation of the total deferred balance of SSAP 108 derivatives from the date of adoption through December 31, 2019. The beginning deferred balance was the deferral under a previous permitted practice described in Note 2.

1.	Total Deferred Balance, July 1, 2019	$189,601
2.	Current Year Amortization	19,002
3.	Current Year Deferred Recognition	(24,468)

4.	Ending Deferred Balance [1-(2+3)]	$195,067

The following tables provide information regarding SSAP 108 hedging instruments:

	12/31/2019	7/1/2019
Amortized cost	$(51)	$(53)
Fair value	$74,063	$447,385

	Net Investment Income	Realized Gain (Loss)	Unrealized Gain (Loss)	Total
Derivative performance	$23,639	$495,410	$(373,324)	$145,725

SSAP 108 Adjustments
Portion of the derivative performance attributed to natural offset	—	(184,385)	14,192	(170,193)
Deferred	(23,639)	(311,025)	359,132	24,468

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Prior year fair value of hedged item	$(2,294,125)
Current year fair value of hedged item	(2,573,520)

Change in fair value attributable to interest rates	$(279,395)

Portion of the fair value change attributed to the hedged risk	$(232,394)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,246,827	$—	$—	$—	$1,246,827
Subject to repurchase agreements	113,025	—	—	—	113,025
Subject to dollar repurchase agreements	550,333	—	—	—	550,333
FHLB capital stock	42,800	—	—	—	42,800
On deposit with states	43,813	—	—	—	43,813
Pledged as collateral to FHLB (including assets backing funding agreements)	1,259,059	—	—	—	1,259,059
Pledged as collateral not captured in other categories	736,696	—	—	—	736,696
Other restricted assets	1,170,136	—	—	—	1,170,136

Total restricted assets	$5,162,689	$—	$—	$—	$5,162,689

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$1,842,557	$(595,730)	$—	$1,246,827	0.96%	0.96%
Subject to repurchase agreements	205,405	(92,380)	—	113,025	0.09%	0.09%
Subject to dollar repurchase agreements	371,260	179,073	—	550,333	0.42%	0.42%
FHLB capital stock	133,400	(90,600)	—	42,800	0.03%	0.03%
On deposit with states	43,908	(95)	—	43,813	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	(3,146,444)	—	1,259,059	0.97%	0.97%
Pledged as collateral not captured in other categories	687,891	48,805	—	736,696	0.56%	0.56%
Other restricted assets	1,172,934	(2,798)	—	1,170,136	0.90%	0.90%

Total restricted assets	$8,862,858	$(3,700,169)	$—	$5,162,689	3.96%	3.96%

The amounts reported as other restricted assets in the table above represent assets held in trust related to reinsurance.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$728,018	$—	$—	$—	$728,018
Secured funding agreements	6,357	—	—	—	6,357
AMBAC	2,321	—	—	—	2,321

Total	$736,696	$—	$—	$—	$736,696

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$638,025	$89,993	$728,018	0.56%	0.56%
Secured funding agreements	46,723	(40,366)	6,357	0.00%	0.00%
AMBAC	3,143	(822)	2,321	0.00%	0.00%

Total	$687,891	$48,805	$736,696	0.56%	0.56%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018:

2019
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$898,267	$898,267	2.02%	2.02%
Securities lending collateral assets	1,246,827	1,246,827	2.80	2.80
Other	35,199	35,199	0.08	0.08

Total collateral assets	$2,180,293	$2,180,293	4.90%	4.90%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$2,181,672	5.75%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

2018
Collateral Assets	Carrying Value	Fair Value	Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,453,892	$1,453,892	3.05%	3.06%
Securities lending collateral assets	1,835,122	1,835,122	3.85	3.87
Other	5,999	5,999	0.01	0.01

Total collateral assets	$3,295,013	$3,295,013	6.91%	6.94%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$3,296,139	8.01%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$1,185,232	$1,276,258	$1,660,465
Preferred stocks	6,230	8,251	6,160
Common stocks	143,184	100,616	214,463
Mortgage loans on real estate	226,766	204,434	245,562
Real estate	21,899	20,190	20,862
Policy loans	67,366	69,773	72,733
Cash, cash equivalents and short-term investments	59,292	39,557	24,772
Derivatives	16,562	32,673	82,507
Other invested assets	49,846	73,164	295,840

Gross investment income	1,776,377	1,824,916	2,623,364
Less: investment expenses	171,238	205,794	172,388

Net investment income before amortization of IMR	1,605,139	1,619,122	2,450,976
Amortization of IMR	39,186	48,050	65,306

Net investment income	$1,644,325	$1,667,172	$2,516,282

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

		Realized
	Year Ended December 31
	2019	2018	2017
Bonds	$62,739	$(135,605)	$2,204,142
Preferred stocks	1,933	1,539	535
Common stocks	25,384	(3,690)	(1,978)
Mortgage loans on real estate	388	(25,696)	93,149
Real estate	5,756	5,104	(4,101)
Cash, cash equivalents and short-term investments	239	(51)	(202)
Derivatives	311,724	(796,365)	(1,073,863)
Variable annuity reserve hedge offset	(159,833)	—	—
Other invested assets	82,951	113,854	118,984

Change in realized capital gains (losses), before taxes	331,281	(840,910)	1,336,666
Federal income tax effect	(43,047)	4,006	(197,937)
Transfer from (to) interest maintenance reserve	(47,710)	122,772	(1,713,779)

Net realized capital gains (losses) on investments	$240,524	$(714,132)	$(575,050)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$48,719	$34,184	$65,937
Preferred stocks	(2,504)	(859)	(564)
Common stocks	5,052	1,874	1,468
Affiliated entities	447,273	157,530	398,521
Mortgage loans on real estate	—	26,618	(25,197)
Cash equivalents and short-term investments	(31)	145	6
Derivatives	(761,219)	1,093,543	(66,675)
Other invested assets	18,228	32,164	182,596

Change in unrealized capital gains (losses), before taxes	(244,482)	1,345,199	556,092
Taxes on unrealized capital gains (losses)	(82,980)	(54,824)	123,327

Change in unrealized capital gains (losses), net of tax	$(327,462)	$1,290,375	$679,419

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,003	$168	$1,077	$173
Ordinary renewal business	278,922	256,376	94,286	84,273
Group life direct business	17,843	9,477	16,474	7,911
Credit direct business	9	9	13	13

	$297,777	$266,030	$111,850	$92,370

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$11,472,311	$12,368,680
Annuity reserves and supplementary contracts with life contingencies	14,094,715	14,244,431
Accident and health reserves (including long term care)	670,910	681,838

Total policy reserves	$26,237,936	$27,294,949
Deposit-type contracts	591,570	967,757
Policy claims	479,226	527,901

Total policy reserves, deposit-type contracts and claim liabilities	$27,308,732	$28,790,607

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method or Actuarial Guideline XXXVIII. Effective July 1, 2017, term insurance issued follows Valuation Manual section 20 (VM-20) reserve requirements.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Effective July 1, 2017, for substandard term insurance policies, per VM-20 requirements, the substandard rating is applied to the reserve mortality. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

As of December 31, 2019 and 2018, the Company had insurance in force aggregating $59,712,049 and $78,179,488, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the IID. The Company established policy reserves of $1,608,260 and $1,667,131 to cover these deficiencies as of December 31, 2019 and 2018, respectively.

Participating life insurance policies were issued by the Company in prior years which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2019 and 2018.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Both the stochastic reserves and the standard projection are determined as the conditional tail expectation (CTE)-70 of the scenario reserves. To determine the CTE-70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and Society of Actuaries. The stochastic reserves uses prudent estimate assumptions based on Company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$276,850	$201,741	$75,109
2018 and prior	135,241	2,690	86,381	51,550

	135,241	$279,540	$288,122	126,659

Active life reserve	$632,180			$623,147

Total accident and health reserves	$767,421			$749,806

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758

	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180

Total accident and health reserves	$814,744			$767,421

The change in the Company’s unpaid claims reserve was $2,690 and ($21,859) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheets dates. The change in 2019 was in normal range. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$17,934	$17,219	$715
2018 and prior	3,091	(1,017)	1,584	490

	$3,091	$16,917	$18,803	$1,205

Year ended December 31, 2018
2018	$—	$16,859	$14,951	$1,908
2017 and prior	3,279	(325)	1,771	1,183

	$ 3,279	$16,534	$ 16,722	$ 3,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$541,753	$561	$—	$542,314	1%
At book value less surrender charge of 5% or more	907,255	—	—	907,255	1
At fair value	3,842	—	49,151,231	49,155,073	80

Total with adjustment or at fair value	1,452,850	561	49,151,231	50,604,642	82
At book value without adjustment (minimal or no charge or adjustment)	7,800,086	—	—	7,800,086	13
Not subject to discretionary withdrawal provision	2,498,084	—	264,646	2,762,730	5

Total individual annuity reserves	11,751,020	561	49,415,877	61,167,458	100%

Less reinsurance ceded	2,833,026	—	—	2,833,026

Net individual annuities reserves	$8,917,994	$561	$49,415,877	$58,334,432

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	8	—	—	8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,107,433	$18,568	$—	$1,126,001	3%
At book value less surrender charge of 5% or more	235	—	—	235	—
At fair value	—	—	29,101,801	29,101,801	84

Total with adjustment or at fair value	1,107,668	18,568	29,101,801	30,228,037	87
At book value without adjustment (minimal or no charge or adjustment)	2,475,633	—	—	2,475,633	7
Not subject to discretionary withdrawal provision	2,189,501	—	38,174	2,227,675	6

Total group annuities reserves	5,772,802	18,568	29,139,975	34,931,345	100%

Less reinsurance ceded	377,165	—	—	377,165

Net group annuities reserves	$5,395,637	$18,568	$29,139,975	$34,554,180

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2019
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,789	$—	$—	$4,789	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,789	—	—	4,789	1
At book value without adjustment (minimal or no charge or adjustment)	775	—	—	775	—
Not subject to discretionary withdrawal provision	375,756	48,782	9,686	434,224	99

Total deposit-type contracts	381,320	48,782	9,686	439,788	100%

Less reinsurance ceded	8,666	—	—	8,666

Net deposit-type contracts	$372,654	$48,782	$9,686	$431,122

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$13,457,795
Exhibit 5, Supp contracts with life contingencies section, total (net)	636,920
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	591,570

Subtotal	14,686,285
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	78,311,341
Exhibit 3, Supp contracts with life contingencies section, total	263,640
Other contract deposit funds	58,468

Subtotal	78,633,449

Combined total	$93,319,734

	December 31 2018
Individual Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$528,969	$1,279	$—	$530,248	1%
At book value less surrender charge of 5% or more	501,977	—	—	501,977	1
At fair value	97,877	—	44,202,566	44,300,443	77

Total with adjustment or at fair value	1,128,823	1,279	44,202,566	45,332,668	79
At book value without adjustment (minimal or no charge or adjustment)	8,701,240	—	—	8,701,240	15
Not subject to discretionary withdrawal provision	3,209,969	—	214,506	3,424,475	6

Total individual annuity reserves	13,040,032	1,279	44,417,072	57,458,383	100%

Less reinsurance ceded	2,819,439	—	—	2,819,439

Net individual annuity reserves	$10,220,593	$1,279	$44,417,072	$54,638,944

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
Group Annuities:	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$653,206	$25,742	$—	$678,948	2%
At book value less surrender charge of 5% or more	127	—	—	127	—
At fair value	—	—	25,390,084	25,390,084	82

Total with adjustment or at fair value	653,333	25,742	25,390,084	26,069,159	84
At book value without adjustment (minimal or no charge or adjustment)	2,543,431	—	—	2,543,431	8
Not subject to discretionary withdrawal provision	2,273,676	—	31,585	2,305,261	8

Total group annuity reserves	5,470,440	25,742	25,421,669	30,917,851	100%

Less reinsurance ceded	398,265	—	—	398,265

Net group annuity reserves	$5,072,175	$25,742	$25,421,669	$30,519,586

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

	December 31 2018
Deposit-type contracts (no life contingencies):	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$4,718	$—	$—	$4,718	1%
At book value less surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—

Total with adjustment or at fair value	4,718	—	—	4,718	1
At book value without adjustment (minimal or no charge or adjustment)	761	—	—	761	—
Not subject to discretionary withdrawal provision	731,816	38,792	8,286	778,894	99

Total deposit-type contracts	737,295	38,792	8,286	784,373	100%

Less reinsurance ceded	8,174	—	—	8,174

Net deposit-type contracts	$729,121	$38,792	$8,286	$776,199

Amount included in book value less surrender charge above that will move to book value without adjustment in the year after the statement date	—	—	—	—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$14,401,938
Exhibit 5, Supp contracts with life contingencies section, total (net)	652,194
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	967,757

Subtotal	16,021,889
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	69,652,375
Exhibit 3, Supp contracts with life contingencies section, total	213,387
Other contract deposit funds	47,078

Subtotal	69,912,840

Combined total	$85,934,729

The amount of reserves on life products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$127,240	$174,114	$294,514	$—	$—	$—
Universal life	8,928,502	8,652,284	12,290,308	—	—	—
Universal life with secondary guarantees	3,583,462	3,496,533	8,994,292	—	—	—
Indexed universal life with secondary guarantees	138,016	98,875	127,312	—	—	—
Other permanent cash value life insurance	272,553	1,009,143	1,542,059	—	—	—
Variable universal life	42,258	41,415	924,560	4,151,215	4,149,688	5,473,280
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,946,544	—	—	—
Accidental death benefits	—	—	36,530	—	—	—
Disability- active lives	—	—	31,521	—	—	—
Disability- disabled lives	—	—	55,431	—	—	—
Miscellaneous reserves	—	—	2,244,758	—	—	—

Total (gross)	13,092,031	13,472,364	34,487,829	4,151,215	4,149,688	5,473,280
Reinsurance ceded	4,155,647	4,155,691	23,015,518	—	—	—

Total (net)	$8,936,384	$9,316,673	$11,472,311	$4,151,215	$4,149,688	$5,473,280

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,549,729
Exhibit 5, Accidental death benefits section total (net)	8,050
Exhibit 5, Disability—active lives section, total (net)	7,441
Exhibit 5, Disability—disabled lives section, total (net)	38,391
Exhibit 5, Miscellaneous reserves section, total (net)	868,700

Subtotal	11,472,311
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,473,280

Subtotal	5,473,280

Combined total	$16,945,591

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account—Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$119,933	$164,337	$278,907	$—	$—	$—
Universal life	8,754,568	8,450,724	12,226,647	—	—	—
Universal life with secondary guarantees	3,675,642	3,595,227	8,938,774	—	—	—
Indexed universal life with secondary guarantees	128,144	83,151	117,301	—	—	—
Other permanent cash value life insurance	262,629	1,033,222	1,574,909	—	—	—
Variable universal life	46,724	45,526	983,103	3,882,674	3,880,143	5,068,091
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	7,708,101	—	—	—
Accidental death benefits	—	—	37,849	—	—	—
Disability- active lives	—	—	32,726	—	—	—
Disability- disabled lives	—	—	57,672	—	—	—
Miscellaneous reserves	—	—	2,139,264	—	—	—

Total (gross)	12,987,640	13,372,187	34,095,253	3,882,674	3,880,143	5,068,091
Reinsurance ceded	4,106,880	4,106,881	22,536,273	—	—	—

Total (net)	$8,880,760	$9,265,306	$11,558,980	$3,882,674	$3,880,143	$5,068,091

Reconcililation to the Annual Statement:	Amount
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$10,812,154
Exhibit 5, Accidental death benefits section total (net)	7,954
Exhibit 5, Disability—active lives section, total (net)	8,226
Exhibit 5, Disability—disabled lives section, total (net)	40,261
Exhibit 5, Miscellaneous reserves section, total (net)	1,500,085

Subtotal	12,368,680
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	5,068,091

Subtotal	5,068,091

Combined total	$17,436,771

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$—	$—	$11,868	$8,778,459	$8,790,327

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$—	$49,425	$18,485	$83,386,230	$83,454,140
Amortized cost	—	652,587	—	—	652,587

Total as of December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

Reserves for separate accounts by withdrawal characteristics as of
December 31, 2019:
With fair value adjustment	$—	$19,128	$—	$—	$19,128
At fair value	—	—	—	83,073,724	83,073,724
At book value without fair value adjustment and with current surrender charge of less than 5%	—	652,587	—	—	652,587

Subtotal	—	671,715	—	83,073,724	83,745,439
Not subject to discretionary withdrawal	—	30,297	18,485	312,506	361,288

Total separate account reserve liabilities at December 31, 2019	$—	$702,012	$18,485	$83,386,230	$84,106,727

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$—	$—	$11,732	$8,859,114	$8,870,846

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$—	$51,005	$14,808	$74,268,245	$74,334,058
Amortized cost	—	646,872	—	—	646,872

Total as of December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

By withdrawal characteristics:
Reserves for separate accounts by withdrawal characteristics as of
December 31, 2018:
With fair value adjustment	$—	$27,021	$—	$—	$27,021
At fair value	—	—	—	74,013,868	74,013,868
At book value without fair value adjustment and with current surrender charge of less than 5%	—	646,872	—	—	646,872

Subtotal	—	673,893	—	74,013,868	74,687,761
Not subject to discretionary withdrawal	—	23,984	14,808	254,377	293,169

Total separate account reserve liabilities at December 31, 2018	$—	$697,877	$14,808	$74,268,245	$74,980,930

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$—	$80	$10,782	$8,536,011	$8,546,873

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$—	$57,965	$19,569	$83,794,485	$83,872,019
Amortized cost	—	633,003	—	—	633,003

Total as of December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$—	$32,619$	—	$—	$32,619
At fair value	—	—	—	83,719,277	83,719,277
At book value without fair value adjustment and with current surrender charge of less than 5%	—	633,003	—	—	633,003

Subtotal	—	665,622	—	83,719,277	84,384,899
Not subject to discretionary withdrawal	—	25,346	19,569	75,208	120,123

Total separate account reserve liabilities at December 31, 2017	$—	$690,968	$19,569	$83,794,485	$84,505,022

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,249,559	$9,208,119	$8,751,721
Transfers from separate accounts	(12,987,554)	(13,130,804)	(11,815,503)

Net transfers from separate accounts	(3,737,995)	(3,922,685)	(3,063,782)
Miscellaneous reconciling adjustments	(130,622)	(152,560)	444,099

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(3,868,617)	$(4,075,245)	$(2,619,683)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $85,698,798 and $76,754,148, respectively. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$27,466,046	$23,941,313
Variable annuities	52,062,801	46,955,172
Fixed universal life	684,149	695,569
Variable universal life	4,124,798	3,737,005
Variable life	1,338,413	1,409,360
Modified separate accounts	9,646	4,813
Registered market value annuity product—SPL	12,945	10,916

Total separate account assets	$85,698,798	$76,754,148

At December 31, 2019 and 2018, the Company held separate account assets not legally insulated from the general account in the amount of $21,891 and $29,244, respectively, related to variable annuity products.

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $542,322, $538,628, $525,773, $504,689, and $456,558, to the general account in 2019, 2018, 2017, 2016, and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the general account of the Company had paid $73,992, $68,367, $69,207, $103,800, and $250,471 respectively, toward separate account guarantees.

At December 31, 2019 and 2018, the Company reported guaranteed separate account assets at amortized cost in the amount of $653,181 and $643,109, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $719,048 and $679,964 at December 31, 2019 and 2018, respectively, which would have resulted in an unrealized gain of $65,867 and $36,855, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$14,573,402	$13,848,720	$13,209,093
Reinsurance assumed—non affiliates	1,225,065	1,268,615	1,351,628
Reinsurance assumed—affiliates	106,627	125,367	325,332
Reinsurance ceded—non affiliates	(2,436,179)	(3,044,184)	(15,104,247)
Reinsurance ceded—affiliates	(1,322,809)	(1,385,000)	(3,295,974)

Net premiums earned	$12,146,106	$10,813,518	$(3,514,168)

The Company received reinsurance recoveries in the amount of $3,943,015, $3,729,097 and $3,736,461, during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,146,686 and $1,061,987. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $42,515,411 and $42,224,573, respectively, of which $21,356,465 and $20,685,636 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $219,496 ($142,972 after tax), $514,911 ($335,855 after tax) and $90,556 ($62,716 after tax), respectively.

During 2019, 2018 and 2017, the Company obtained letters of credit of $26,675, $56,994 and $55,017, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Effective January 1, 2019, the Company recaptured term insurance business of a reinsurance treaty with an affiliate, LIICA Re II, Inc. The universal life with secondary guarantees remained reinsured under the treaty. The Company received cash of $15,079, recaptured $67,590 in policyholder reserves, $371 of claim reserves, and net due, deferred and advance premiums of $2,279. The transaction resulted in a pre-tax loss of $50,603, which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to LIICA Re II in the amount of $13,826 with a corresponding charge to unassigned surplus.

In January 2018, Scottish Re Group (SRUS) announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began oversight procedures of Scottish Re (U.S.), Inc. (SRUS), with whom the Company is a counterparty for some of its reinsurance activities. SRUS was ordered into receivership for the purposes of rehabilitation on March 6, 2019. The IID suspended the certificate of authority for SRUS on May 16, 2019. The IID has continued to allow reinsurance credit for contracts in force as of May 16, 2019. At December 31, 2019, the Company’s reserves ceded to Scottish Re Group were $102,181. The receiver currently has committed to the court it will provide a rehabilitation plan or a recommendation to move to liquidation in 2020.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,044 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statements of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statements of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction,

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

the Company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,042 which has been included in the Statements of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,014 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The Company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statements of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statements of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	December 31, 2019
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,422,652	$101,290	$1,523,942
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	1,408,905	101,290	1,510,195
Deferred Tax Assets Nonadmitted	—	—	—

Subtotal (Net Deferred Tax Assets)	1,408,905	101,290	1,510,195
Deferred Tax Liabilities	843,226	191,611	1,034,837

Net Admitted Deferred Tax Assets	$565,679	$(90,321)	$475,358

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,618,151	$132,884	$1,751,035
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	1,618,151	132,884	1,751,035
Deferred Tax Assets Nonadmitted	96,652	—	96,652

Subtotal (Net Deferred Tax Assets)	1,521,499	132,884	1,654,383
Deferred Tax Liabilities	816,662	210,082	1,026,744

Net Admitted Deferred Tax Assets	$704,837	$(77,198)	$627,639

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(195,499)	$(31,594)	$(227,093)
Statutory Valuation Allowance Adjustment	13,747	—	13,747

Adjusted Gross Deferred Tax Assets	(209,246)	(31,594)	(240,840)
Deferred Tax Assets Nonadmitted	(96,652)	—	(96,652)

Subtotal (Net Deferred Tax Assets)	(112,594)	(31,594)	(144,188)
Deferred Tax Liabilities	26,564	(18,471)	8,093

Net Admitted Deferred Tax Assets	$(139,158)	$(13,123)	$(152,281)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$486,010	$601,605	$(115,595)
Investments	328,516	295,047	33,469
Deferred acquisition costs	255,732	225,485	30,247
Policyholder dividends accrual	1,914	1,232	682
Fixed assets	4,933	17,844	(12,911)
Compensation and benefits accrual	19,346	21,148	(1,802)
Receivables—nonadmitted	11,594	13,038	(1,444)
Tax credit carry-forward	259,638	349,547	(89,909)
Other (including items <5% of total ordinary tax assets)	54,969	93,205	(38,236)

Subtotal	1,422,652	1,618,151	(195,499)
Statutory valuation allowance adjustment	13,747	—	13,747
Nonadmitted	—	96,652	(96,652)

Admitted ordinary deferred tax assets	1,408,905	1,521,499	(112,594)
Capital:
Investments	101,290	132,884	(31,594)

Subtotal	101,290	132,884	(31,594)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	101,290	132,884	(31,594)

Admitted deferred tax assets	$1,510,195	$1,654,383	$(144,188)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$657,801	$602,167	$55,634
Policyholder reserves	185,248	177,087	8,161
Other (including items <5% of total ordinary tax liabilities)	177	37,408	(37,231)
Subtotal	843,226	816,662	26,564

Capital
Investments	191,611	210,082	(18,471)

Subtotal	191,611	210,082	(18,471)

Deferred tax liabilities	1,034,837	1,026,744	8,093

Net deferred tax assets/liabilities	$475,358	$627,639	$(152,281)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference increased by $49,757. This change results in an offsetting ($49,757) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, the Company recorded a tax valuation allowance of $13,747 for deferred tax assets related to its foreign tax credit carryover. Due to the TCJA reduction in the U.S. Federal tax rate, Management no longer believes it is more likely than not that the Company will realize the benefit of its foreign tax credit carryover. The ultimate realization of this deferred tax asset depends on generation of sufficient future foreign source taxable income before the foreign tax credit carryover expires in 2027. Management considers the projected foreign source taxable income, credit expirations and tax planning strategies in making the assessment.

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2019
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	557,252	31,779	589,031
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	557,252	31,779	589,031
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	907,922
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	851,653	69,511	921,164

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,408,905	$101,290	$1,510,195

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	596,212	34,054	630,266
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	596,212	34,054	630,266
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	847,469
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	925,287	98,830	1,024,117

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,521,499	$132,884	$1,654,383

		Change
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$—	$—	$—
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	(38,960)	(2,275)	(41,235)
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(38,960)	(2,275)	(41,235)
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	60,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(73,634)	(29,319)	(102,953)

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(112,594)	$(31,594)	$(144,188)

	December 31
	2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	848%	818%	30%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above	$6,052,812	$5,649,795	$403,017

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

	December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	1%	0%	1%

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$(77,933)	$(63,062)	$(14,871)
Foreign	—	—	—

Subtotal	(77,933)	(63,062)	(14,871)
Federal income tax on net capital gains	43,047	(4,006)	47,053

Federal and foreign income taxes incurred	$(34,886)	$(67,068)	$32,182

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$(63,062)	$(1,035,137)	$972,075
Foreign	—	31	(31)

Subtotal	(63,062)	(1,035,106)	972,044
Federal income tax on net capital gains	(4,006)	197,937	(201,943)

Federal and foreign income taxes incurred	$(67,068)	$(837,169)	$770,101

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$(34,886)	$(67,068)	$(837,169)
Change in deferred income taxes (without tax on unrealized gains and losses)	164,812	(164,466)	956,486

Total income tax reported	$129,926	$(231,534)	$119,317

Income before taxes	$3,306,846	$(1,613,658)	$1,674,439
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$694,438	$(338,868)	$586,054
Increase (decrease) in actual tax reported resulting from:
Pre-tax income of disregarded subsidiaries	$22,600	$13,405	$343,013
Dividends received deduction	(58,418)	(51,477)	(233,578)
Tax-exempt income	(9,681)	(2,455)	(3,063)
Nondeductible expenses	5,058	5,176	64,514
Pre-tax items reported net of tax	(39,457)	(9,892)	(712,769)
Tax credits	(29,037)	(52,239)	(54,076)
Prior period tax return adjustment	10,746	10,586	(5,969)
Change in statutory valuation allowance	13,747	(2,432)	(11,576)
Change in tax rates	—	—	18,760
Change in uncertain tax positions	(241)	3,104	3,668
Deferred tax change on other items in surplus	(480,743)	207,024	140,162
Other	914	(13,466)	(15,823)

Total income tax reported	$129,926	$(231,534)	$119,317

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $18,760, excluding $42,500 of net deferred tax asset reduction on unrealized gains (losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amounts	Origination Dates	Expiration Dates
Foreign Tax Credit	$13,747	12/31/2017	12/31/2027

Foreign Tax Credit Total	$13,747

General Business Credit	$29,094	12/31/2009	12/31/2029
General Business Credit	51,443	12/31/2010	12/31/2030
General Business Credit	46,730	12/31/2011	12/31/2031
General Business Credit	30,962	12/31/2012	12/31/2032
General Business Credit	24,765	12/31/2013	12/31/2033
General Business Credit	20,930	12/31/2014	12/31/2034
General Business Credit	18,131	12/31/2015	12/31/2035
General Business Credit	2,935	12/31/2016	12/31/2036
General Business Credit	5,189	12/31/2017	12/31/2037
General Business Credit	5,280	12/31/2018	12/31/2038
General Business Credit	10,431	12/31/2019	12/31/2039

General Business Credit Total	$245,890

Gross AMT Credit Recognized as:

(1) Gross AMT credit recognized as:
a. Current year recoverable	$14,515
b. Deferred tax asset (DTA)	—
(2) Beginning balance of AMT credit carryforward	14,515
(3) Amounts recovered	14,515
(4) Adjustments	—

(5) Ending balance of AMT credit carryforward (5=2-3-4)	—
(6) Reduction for sequestration	—
(7) Nonadmitted by reporting entity	—

(8) Reporting entity ending balance (8=5-6-7)	$—

The Company elected to account for its alternative minimum tax credit carryforward as a deferred tax asset.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$15,486
Tax positions taken during prior period	3,105

Balance at December 31, 2018	$18,591
Tax positions taken during prior period	(241)

Balance at December 31, 2019	$18,350

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheets as income taxes includes the following:

			Total payable
	Interest	Penalties	(receivable)
Balance at January 1, 2017	$11,926	$—	$11,926
Interest expense (benefit)	(5,815)	—	(5,815)
Cash received (paid)	(9,212)	—	(9,212)

Balance at December 31, 2017	$(3,101)	$—	$(3,101)
Interest expense (benefit)	2,727	—	2,727
Cash received (paid)	1,810	—	1,810

Balance at December 31, 2018	$1,436	$—	$1,436
Interest expense (benefit)	5,709	—	5,709

Balance at December 31, 2019	$7,145	$—	$7,145

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2019 and 2018.

The Company has 42,500 Series A preferred shares authorized, 0 shares issued and outstanding. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company previously reported 42,500 shares of Series A preferred stock outstanding at $10 par, carried as treasury stock. It has been determined that these shares were cancelled by operation of law as they were not stipulated by the Board of Directors to be treasury shares at the time they were repurchased. The cancellation and removal of the preferred stock had no impact to Capital and Surplus of the Company. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2019. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2020, without the prior approval of insurance regulatory authorities, is $3,053,498.

On December 20, 2019, the Company paid extraordinary common stock dividends of $725,000 to its parent company.

On June 21, 2019, the Company paid an extraordinary dividend of $400,000 split between a return of capital of $250,000 to its parent company and paid off the remaining balance of a surplus note of $150,000 to Transamerica Corporation (TA Corp).

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by TA Corp.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018.

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

Prior to the merger, TALIC paid an ordinary dividend of $200,000 to its parent company, TA Corp, on April 20, 2018.

On December 31, 2019, the Company received ordinary common stock dividends of $100,000 from TLIC Oakbrook Reinsurance, Inc. (TORI).

On December 20, 2019, the Company received $99,982 from Transamerica Financial Life Insurance Company (TFLIC) as consideration for repurchase of 821 of the Company’s common stock shares in TFLIC at $125 par value. These shares were subsequently cancelled by operation of law.

On December 17, 2019, the Company received a $28,220 common stock dividend from Transamerica Life (Bermuda) Ltd. (TLB).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

On June 21, 2019, the Company received an ordinary common stock dividend of $9,075 from its affiliate, TFLIC.

On March 29, 2019, the Company received ordinary common stock dividend of $60,000 from LIICA Re II, Inc.

The Company received ordinary common stock dividends from TFLIC in the amount of $12,105 on June 29, 2018. On December 13, 2018, the Company received preferred stock dividends of $430 from TFLIC.

On December 18, 2018, the Company received common stock dividends of $23,520 from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from Stonebridge Reinsurance Company (SRC) prior to its merger with LIICA Re II, Inc.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on various risk factors. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by TA Corp. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

On June 21, 2019, the Company repaid in full its $150,000 surplus note with TA Corp. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making quarterly interest payments.

Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019	$—	$4,275	$148,275	$—
2018	$150,000	$9,000	$144,000	$2,250

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $1,121,274 and $1,791,674 were on loan under securities lending agreements. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,246,827 and $1,835,122 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$1,246,827	$1,842,557

Total	1,246,827	1,842,557
Securities received	—	—

Total collateral received	$1,246,827	$1,842,557

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$43,483	$43,483	$245,460	$245,460
30 days or less	342,947	342,947	478,305	478,305
31 to 60 days	509,716	509,716	335,517	335,517
61 to 90 days	124,351	124,351	190,847	190,847
91 to 120 days	121,552	121,552	329,816	329,816
121 to 180 days	104,778	104,778	251,440	251,440
1 to 2 years	—	—	417	417
2 to 3 years	—	—	935	935
Greater than 3 years	—	—	2,385	2,385

Total	1,246,827	1,246,827	1,835,122	1,835,122
Securities received	—	—	—	—

Total collateral reinvested	$1,246,827	$1,246,827	$1,835,122	$1,835,122

Collateral for securities lending transactions that extend beyond one year from the report date is as follows:

Description of collateral	2019	2018
ABS Autos	$—	$1,352
ABS Credit Cards	—	2,385

Total collateral extending beyond one year of the reporting date	$—	$3,737

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,248,011 (fair value of $1,246,827) that are currently tradable securities that could be sold and used to pay for the $1,246,827 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code (IRC). Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $11,926, $12,769 and $13,133 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017 respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the IRC.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the qualified defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $23,904, $23,481 and $30,676 for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of postretirement expenses was $5,037, $5,027 and $7,332 for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $920,368, $894,440 and $1,117,864 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $559,946, $596,861 and $826,172 during 2019, 2018 and 2017, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $130,182, $138,490 and $150,063 for these services during 2019, 2018 and 2017, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $50,537, $40,865 and $37,060 for the years ended December 31, 2019, 2018 and 2017, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2019, 2018 and 2017, the Company received (paid) net interest of ($1,760), ($476) and ($869) from (to) affiliates, respectively. At December 31, 2019 and 2018, respectively, the Company reported net payables from affiliates of $29,972 and $44,462. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2019, the Company had short-term intercompany notes receivable of $240,300 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$77,700	September 4, 2020	2.04%
TA Corp	1,400	September 5, 2020	2.04%
TA Corp	43,700	September 19, 2020	2.04%
TA Corp	49,000	October 21, 2020	1.92%
TA Corp	43,500	December 26, 2020	1.61%
TA Corp	25,000	December 29, 2020	1.61%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $182,753 and $179,004, respectively, and is included in Other assets on the balance sheets. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $170,124 and $167,126 at December 31, 2019 and 2018, respectively, and is included in Aggregate reserves for policies and contracts on the Balance Sheets.

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$22,345
Real Estate Alternatives Portfolio 3, LLC	$18,419
Real Estate Alternatives Portfolio 4 HR, LLC	$95,091
Real Estate Alternatives Portfolio 4 MR, LLC	$6,085
Aegon Multi-Family Equity Fund, LLC	$55,911
Aegon Workforce Housing Fund 2, L.P.	$154,601
Aegon Workforce Housing Fund 3, L.P.	$12,477
Natural Resources Alternatives Portfolio I, LLC	$170,193
Natural Resources Alternatives Portfolio II, LLC	$1
Natural Resources Alternatives Portfolio 3, LLC	$125,161
Zero Beta Fund, LLC	$257,897

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from Investors Warranty of America, LLC (IWA), a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statements of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$12,963	$12,963	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
ASIA INVESTMENT HOLDING LTD	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$12,963	$12,963	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,261,461	$1,261,461	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,274,424	$1,274,424	$—

Aggregate Total	XXX	$1,274,424	$1,274,424	$—

December 31, 2018
SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$—
GARNET ASSURANCE CORP	100	—	—	—
LIFE INVESTORS ALLIANCE LLC	100	—	—	—
AEGON FINANCIAL SERVICES GROUP	100	—	—	—
GARNET ASSURANCE CORP III	100	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$—

Aggregate Total	XXX	$1,023,065	$1,023,065	$—

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2019
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2019	$20,940	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	—	—	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	—	—	I
ASIA INVESTMENT HOLDING LTD	NA	—	—	—	—	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	—	—	I
GARNET ASSURANCE CORP III	NA	—	—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$20,940	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	1/21/2020	$608,633	Y	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$608,633	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$629,573	—	—	—

Aggregate Total	—	—	$629,573	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018
SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA	—	—	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA	—	—	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA	—	—	Y	N	I
GARNET ASSURANCE CORP III	NA	—	—	N	N	I

Total SSAP No. 97 8b(iii) Entities	—	—	$16,471	—	—	—

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I

Total SSAP No. 97 8b(iv) Entities	—	—	$815,587	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$832,058	—	—	—

Aggregate Total	—	—	$832,058	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Excess of loss reinsurance asset
Pine Falls Re (PFRe)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has two Limited Purpose Subsidiaries (LPS) with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$—	$(2,298,765)	$—	$—
Pine Falls Re**	—	(1,100,000)	—	—
MLIC Re**	—	(770,000)	—	—
TLIC Oakbrook Reinsurance, Inc.	—	(3,383,614)	1,238,107	—
TLIC Watertree Reinsurance, Inc.	—	(858,258)	544,597	—

*	Per AP&P Manual (without permitted or prescribed practices)
**	The SCA is valued at zero in the Company’s financial statements

Had the above SCA entities not been permitted to recognize the letters of credit, excess of loss reinsurance assets, or the credit linked note as admitted assets in the financial statements, the risk-based capital would have been below the mandatory control level which would have triggered a regulatory event.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 14. Commitments and Contingencies.

14. Commitments and Contingencies

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $177,098 and $238,370, respectively.

The Company has contingent commitments of $732,478 and $718,870 as of December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $26,728 and $55,107, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2019 and 2018 was $12,478 and $11,086, respectively.

Private placement commitments outstanding as of December 31, 2019 and 2018 were $81,493 and $78,516, respectively.
The Company sold $101,473 and $1,658 of “to-be-announced” (TBA) securities as of December 31, 2019 and 2018, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $80,993 and $6,782.

At December 31, 2019 and 2018, securities in the amount of $46,975 and $254,930, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheets as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2019. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2019, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2019, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2019, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB holds related statutory-basis policy and claim reserves of $2,334,649 and $2,212,527, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2019 and 2018, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,585,273 and $3,458,012, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2019, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $577 and $587 under this agreement in 2019 and 2018, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2019 and 2018 for the total payout block is $3,154,349 and $3,235,571, respectively. As this reserve is already recorded on the balance sheets of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

During 2019, the Company entered into an agreement with Aegon USA Realty Advisors, LLC to commit to purchase certain tax credit investments up to a maximum of $100,000. Under the terms of the agreement, the Company provides certain commitments to purchase tax credit investments that are part of tax credit funds in the event certain conditions are met. The Company did not acquire any tax credit investments during 2019 under this agreement. As of December 31, 2019, the commit to purchase amount is $47,890.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2019 and 2018:

	December 31
	2019	2018
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,919,933	$5,670,570

Current liability recognized in financial statements:
Noncontingent liabilities	—	—

Contingent liabilities	—	—

Ultimate financial statement impact if action required:
Incurred claims	5,919,922	5,670,539
Other	11	31

Total impact if action required	$5,919,933	$5,670,570

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,472,120. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	32,800	123,400
Excess Stock	—	—

Total	$42,800	$133,400

At December 31, 2019 and 2018, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2019
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,334,507	$1,259,059
Maximum Collateral Pledged	4,031,902	4,029,873

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$820,000	$—	$2,820,000	$—
Funding agreements[2]	—	—	265,000	266,742

Total	$820,000	$—	$3,085,000	$266,742

1 The maximum amount of borrowing during 2019 was $2,695,000

2 The maximum amount of borrowing during 2019 was $0

As of December 31, 2019, the weighted average interest rate on FHLB advances was 2.183% with a weighted average term of 2.3 years. As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,953,828 and $1,905,244 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans, where the plan sponsor retains ownership and control of the related plan assets and the Company provides book value benefit responsiveness to qualified participant withdrawals, in the event withdrawals requested exceeds plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit withdrawal needs and earns a market interest rate on these advances. A periodically adjusted contract-crediting rate is a means by which investment and benefit responsiveness experience is passed through to participants. In return for the book value benefit responsiveness guarantee, the Company receives a premium that varies based on such elements as benefit responsiveness exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines ensuring the appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements to have a material impact on the reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given their complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes includes substantial demands for compensatory and punitive damages, and injunctive relief, damages arising from such demands are typically not to be material to the Company’s financial position.

The Company has been named in class actions and individual lawsuits relating to increases in monthly deduction rates (MDR) on universal life products. The Company continues to defend against various lawsuits initiated by opt outs of one federal class action filed in the Central District of California that was settled in 2018 and approved in 2019. While the settlement has been administered for participating class members, the Company continues to hold a provision for opt out policyholder litigation. The Company also continues to defend other class actions and individual actions relating to MDR increases on different blocks of universal life insurance policies.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheets. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,066 and $7,893 and an offsetting premium tax benefit $5,402 and $6,198 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $2,296, $400 and $216, for the years ended December 31, 2019, 2018 and 2017, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company is party to municipal repurchase agreements which were established via bilateral trades and accounted for as secured borrowings. For municipal repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly. The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information on the securities sold under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$113,025
Fair Value	$218,538	$207,007	$231,989	$125,603
Ending Balance
BACV	XXX	XXX	XXX	$113,025
Fair Value	$170,891	$207,007	$231,989	$125,603

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
BACV	XXX	XXX	XXX	$215,269
Fair Value	$171,138	$190,768	$225,811	$225,409
Ending Balance
BACV	XXX	XXX	XXX	$205,405
Fair Value	$171,138	$188,120	$225,811	$217,575

	2019			2018
	NAIC 1	NAIC 2	Total	NAIC 1	NAIC 2	Total
Bonds—BACV	$111,825	$1,200	$113,025	$193,398	$12,007	$205,405
Bonds—FV	124,403	1,200	125,603	205,526	12,049	217,575

These securities have maturity dates that range from 2020 to 2097.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table provides information on the cash collateral received and liability to return collateral under the municipal repurchase agreements for four quarters of 2019 and 2018:

December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$125,952	$157,496	$174,120	$99,794
Ending Balance (1)
Cash	$125,952	$154,345	$78,286	$97,858

(1)	The remaining collateral held was greater than 90 days from contractual maturity.

December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$122,018	$152,634	$167,228	$98,835
Ending Balance
Cash	$121,892	$148,082	$78,013	$95,515

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $450,208 and $215,483, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $1,379 and $1,125, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $550,333 and a fair value of $551,504 were subject to dollar repurchase agreements. These securities have maturity dates that range from October 1, 2034 to October 1, 2049. At December 31, 2018, securities with a book value of $371,260 and a fair value of $368,256 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2019	2018
Open	$448,829	$214,357

Total	448,829	214,357
Securities received	—	—

Total collateral received	$448,829	$214,357

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2019 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)
Common stocks	6	$26	$12	$17

16. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

	December 31
	2019	2018
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$130,191,350	$124,175,952
Increase in other assets	23,416	—
Increase in net deferred income tax asset	8,660	—

Total assets as reported in the accompanying audited statutory basis balance sheet	$130,223,426	$124,175,952

Total liabilities as reported in the Company’s Annual Statement	$123,630,600	$117,898,517
Increase in other liabilities	23,416	—
Increase in aggregate reserves for policies and contracts	41,240	—

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$123,695,256	$117,898,517

Total capital and surplus as reported in the Company’s Annual Statement	$6,560,750	$6,277,435
Decrease in premiums	—	(14,950)
Increase in change in aggregate reserves	(41,240)	—
Increase in change in net deferred income tax asset	8,660	—
Increase in other changes—net	—	14,950

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$6,528,170	$6,277,435

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$3,335,262	$(1,408,868)
Decrease in premiums and other considerations	(653,203)	(635,470)
Decrease in fee revenue and other income	—	(5,700)
Decrease in surrender benefits	653,203	618,170
Increase in change in aggregate reserves	(41,240)	—
Increase in federal income tax (benefit) expense	—	(8,050)

Total net income as reported in the accompanying audited statutory basis statement of operations	$3,294,022	$(1,423,818)

The reconciling differences to the Annual Statement is driven by Management’s decision to revise prior year amounts. Please refer to Revision to Prior Years in Note 3 for further details.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Other adjustments relate to actuarial modeling errors and reclassification errors. The Company considered the impacts of each of these errors to be not material both individually and in the aggregate and concluded that none were significant for individual categorization herein.

17. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheets date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheets date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 27, 2020.

Events that are indicative of conditions that arose after the balance sheets date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified Type II subsequent events for the year ended December 31, 2019.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes that the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

The Company is defending a class action lawsuit and individual lawsuits relating to increases in MDR on universal life products. A settlement announced in the class action lawsuit in early April 2020 will result in the establishment of an estimated $94,000 reserve, which will be reflected in the Company’s first quarter of 2020 results. If the settlement is ultimately approved by the court, the Company expects to fund the settlement in third or fourth quarter of 2020.

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$4,124,054	$5,081,559	$4,306,199
States, municipalities and political subdivisions	1,315,704	1,407,331	1,315,705
Foreign governments	349,796	369,821	349,796
Hybrid securities	396,942	440,640	396,942
All other corporate bonds	19,066,967	21,344,844	19,043,825
Preferred stocks	115,659	109,845	111,630

Total fixed maturities	25,369,122	28,754,040	25,524,097
Equity securities
Common stocks:
Industrial, miscellaneous and all other	58,311	80,789	80,789

Total equity securities	58,311	80,789	80,789
Mortgage loans on real estate	5,096,613		5,096,613
Real estate	51,546		51,546
Policy loans	1,099,596		1,099,596
Other long-term investments	1,072,720		1,072,720
Receivable for securities	18,535		18,535
Securities lending	1,246,827		1,246,827
Cash, cash equivalents and short-term investments	1,453,503		1,453,503

Total investments	$35,466,773		$35,644,226

(1)	Equity securities are reported at original cost. Fixed maturities are reported at original cost reduced by repayments and adjusted for amortization of premiums and accrual of discounts.
(2)

United States government and corporate bonds of $19,690 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $1,037 due to having an NAIC 4 and 5 ratings.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$10,421,944	$—	$341,604	$1,006,977	$642,673	$1,171,877	$422,774
Individual health	80,537	92,813	27,401	100,145	10,837	55,956	229,548
Group life and health	1,527,571	20,356	76,891	595,324	94,785	202,901	212,660
Annuity	14,094,715	—	33,330	10,443,660	896,030	13,853,202	(2,991,668)

	$26,124,767	$113,169	$479,226	$12,146,106	$1,644,325	$15,283,936	$(2,126,686)

Year ended December 31, 2018
Individual life	$11,337,912	$—	$378,855	$87,370	$746,129	$1,605,665	$803,671
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,938	95,911	306,199	276,705
Annuity	14,244,431	—	37,065	9,980,980	658,084	16,182,017	(3,230,310)
Other	—	—	—	—	141,678	—	—

	$27,181,510	$113,439	$527,901	$10,813,518	$1,667,172	$18,159,694	$(1,956,254)

Year ended December 31, 2017
Individual life	$10,967,747	$—	$279,234	$(7,804,573)	$(1,001,846)	$(1,700,459)	$519,906
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,355,269	—	27,887	5,271,506	1,497,683	9,199,357	(2,544,778)
Other	—	—	—	—	437,448	—	—

	$26,951,881	$115,013	$434,807	$(3,514,168)	$2,516,282	$3,377,666	$(2,724,365)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$503,852,244	$774,726,771	$421,298,647	$150,424,120	280%

Premiums:
Individual life	$2,582,854	$2,821,951	$1,246,074	$1,006,977	124%
Individual health	529,850	432,873	3,168	100,145	3%
Group life and health	704,156	109,598	766	595,324	0%
Annuity	10,756,542	394,566	81,684	10,443,660	1%

	$14,573,402	$3,758,988	$1,331,692	$12,146,106	11%

Year ended December 31, 2018
Life insurance in force	$976,929,481	$831,268,672	$1,204	$145,662,013	0%

Premiums:
Individual life	$2,460,547	$3,668,683	$1,295,506	$87,370	1483%
Individual health	532,131	429,165	3,264	106,230	3%
Group life and health	753,426	131,816	17,328	638,938	3%
Annuity	10,102,616	199,520	77,884	9,980,980	1%

	$13,848,720	$4,429,184	$1,393,982	$10,813,518	13%

Year ended December 31, 2017
Life insurance in force	$537,551,597	$887,853,357	$484,570,357	$134,268,597	361%

Premiums:
Individual life	$2,452,523	$11,837,526	$1,580,429	$(7,804,574)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,424,428	4,218,194	65,273	5,271,507	1%

	$13,209,093	$18,400,221	$1,676,960	$(3,514,168)	-48%

18. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

On May 15, 2020, TPLIC paid a dividend to its parent company, CGC, in the amount of $700,000. CGC then contributed this amount to TLIC. The dividend and contribution included $76,604 in cash and $623,396 in securities.

On June 30, 2020, the Company received $96,035 from TFLIC as consideration for TFLIC’s repurchase of its remaining 1,254 common stock shares held by the Company. The shares were redeemed at par of $125 per share with total par value of $157 and paid-in surplus of $95,878.

On June 30, 2020, the Company, Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive and affiliate, and TPIC entered into a novation agreement whereby the Company consented to the assignment, transfer and novation of TPIC’s obligations under the TLIC/TPIC universal life coinsurance agreements to TPRe. The novation resulted in no gain or loss. The Company then entered into a recapture agreement with TPRe to recapture universal life insurance risks for consideration of $2,124,341 equal to the statutory reserves recaptured resulting in no gain or loss. With approval from the IID, subsequent to the novation and the recapture on June 30, 2020, the Company and TPRe amended the agreements whereby the secondary guarantee is retained by TPRe.

Effective July 1, 2020, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate corporate owned life insurance policies previously issued by the company to TPLIC. The company novated $173,052 of reserves and claim reserves and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company will merger with TPLIC, an Iowa domiciled affiliate, and MLIC Re, a Vermont domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Department and the Department of Financial Regulation of Vermont.

FINANCIAL STATEMENTS – STATUTORY BASIS

AND SUPPLEMENTARY INFORMATION

Transamerica Premier Life Insurance Company

Years Ended December 31, 2019, 2018 and 2017

Transamerica Premier Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2019, 2018 and 2017

2

Report of Independent Auditors

To the Board of Directors of

Transamerica Premier Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Premier Life Insurance Company (the “Company”), which comprise the balance sheets – statutory basis as of December 31, 2019 and 2018, and the related statements of operations – statutory basis, of changes in capital and surplus – statutory basis, and of cash flow – statutory basis for each of the three years in the period ended December 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory basis financial statements taken as a whole. The Supplemental Schedule of Selected Statutory - Basis Financial Data, Supplemental Schedule of Investment Risks Interrogatories – Statutory Basis, and Summary Investment Schedule – Statutory Basis (collectively, the “supplemental schedules”) of the Company as of December 31, 2019 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 20, 2020

2

Transamerica Premier Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2019	2018
Admitted assets
Cash, cash equivalents and short-term investments	$728,220	$902,074
Bonds	17,877,965	16,814,750
Preferred stocks	4,955	9,958
Common stocks	158,426	150,617
Mortgage loans on real estate	2,737,109	2,436,202
Real estate	187,639	217,646
Policy loans	962,408	936,884
Securities lending reinvested collateral assets	757,186	575,155
Derivatives	25,531	34,933
Other invested assets	1,039,664	808,423

Total cash and invested assets	24,479,103	22,886,642

Accrued investment income	226,564	219,256
Premiums deferred and uncollected	151,139	176,727
Funds held by reinsurer	524,067	453,319
Net deferred income tax asset	231,249	238,949
Other assets	396,237	365,474
Separate account assets	26,508,334	23,296,139

Total admitted assets	$52,516,693	$47,636,506

Liabilities and capital and surplus
Aggregate reserves for policies and contracts	$17,894,601	$16,965,724
Policy and contract claim reserves	463,716	434,245
Liability for deposit-type contracts	356,309	584,693
Other policyholders’ funds	9,790	11,304
Transfers from separate accounts due or accrued	(26,478)	(41,964)
Funds held under reinsurance treaties	641,858	689,145
Asset valuation reserve	384,650	317,840
Interest maintenance reserve	1,039,810	1,110,342
Derivatives	81,072	61,290
Payable for collateral under securitites loaned and other transactions	959,484	695,892
Borrowed money	1,434,416	1,290,299
Other liabilities	468,195	256,398
Separate account liabilities	26,508,334	23,296,139

Total liabilities	50,215,757	45,671,347

Capital and surplus
Common stock	10,137	10,137
Preferred stock	—	—
Treasury stock	—	—
Surplus notes	60,000	160,000
Paid-in surplus	1,057,861	1,057,857
Special surplus funds	1,334	—
Unassigned surplus	1,171,604	737,165

Total capital and surplus	2,300,936	1,965,159

Total liabilities and capital and surplus	$52,516,693	$47,636,506

See accompanying notes.

3

Transamerica Premier Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Revenues
Premiums and annuity considerations	$3,347,881	$3,550,022	$2,296,304
Net investment income	1,094,859	1,050,408	879,492
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	(170,748)	(144,423)	239,322
Fee revenue and other income	362,101	417,003	335,473

Total revenue	4,634,093	4,873,010	3,750,591

Benefits and expenses
Death benefits	384,956	376,460	339,863
Accident and health benefits	831,058	828,511	1,049,960
Annuity benefits	318,391	258,654	289,541
Surrender benefits	1,939,577	1,176,594	1,071,731
Other benefits	60,302	67,143	68,312
Net increase (decrease) in reserves	961,715	790,001	3,400,067
Commissions	512,527	628,139	1,210,260
Net transfers to (from) separate accounts	(1,261,078)	(332,080)	(161,346)
Modified coinsurance reserve adjustment assumed	(7,160)	(13,365)	(4,855,921)
IMR adjustment due to reinsurance	—	—	714,351
General insurance expenses and other	510,442	453,327	453,186

Total benefits and expenses	4,250,730	4,233,384	3,580,004

Gain (loss) from operations before dividends and federal income taxes	383,363	639,626	170,587

Dividends to policyholders	1,030	1,025	1,081

Gain (loss) from operations before federal income taxes	382,333	638,601	169,506
Federal income tax (benefit) expense	39,259	30,372	903,151

Net gain (loss) from operations	343,074	608,229	(733,645)
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	229,130	(71,838)	411,452

Net income (loss)	$572,204	$536,391	$(322,193)

See accompanying notes.

4

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2017	$7,364	$2,773	$160,000	$710,131	$2,105	$795,304	$1,677,677
Net income (loss)	—	—	—	—	—	(322,193)	(322,193)
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(23,101)	(23,101)
Change in net deferred income tax asset	—	—	—	—	—	(39,231)	(39,231)
Change in nonadmitted assets	—	—	—	—	—	(16,230)	(16,230)
Change in reserve on account of change in valuation basis	—	—	—	—	—	42,157	42,157
Change in asset valuation reserve	—	—	—	—	—	(64,645)	(64,645)
Change in surplus as a result of reinsurance	—	—	—	—	—	322,858	322,858
Dividends to stockholders	—	—	—	—	—	(350,000)	(350,000)
Capital Contribution	—	—	—	350,000	—	—	350,000
Other changes - net	—		—	(2,221)	1,580	2,416	1,775

Balance at December 31, 2017	7,364	2,773	160,000	1,057,910	3,685	347,335	1,579,067
Net income (loss)	—	—	—	—	—	536,391	536,391
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	36,958	36,958
Change in net deferred income tax asset	—	—	—	—	—	7,833	7,833
Change in nonadmitted assets	—	—	—	—	—	20,283	20,283
Change in reserve on account of change in valuation basis	—	—	—	—	—	(7,030)	(7,030)
Change in asset valuation reserve	—	—	—	—	—	(27,727)	(27,727)
Change in surplus as a result of reinsurance	—	—	—	—	—	(179,574)	(179,574)
Other changes - net	—	—	—	(53)	(3,685)	2,696	(1,042)

Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159

5

Transamerica Premier Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2018	$7,364	$2,773	$160,000	$1,057,857	$—	$737,165	$1,965,159
Net income (loss)	—	—	—	—	—	572,204	572,204
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	51,698	51,698
Change in net deferred income tax asset	—	—	—	—	—	10,084	10,084
Change in nonadmitted assets	—	—	—	—	—	14,015	14,015
Change in reserve on account of change in valuation basis	—	—	—	—	—	30,452	30,452
Change in asset valuation reserve	—	—	—	—	—	(66,810)	(66,810)
Change in surplus as a result of reinsurance	—	—	—	—	—	(181,854)	(181,854)
Change in surplus notes	—		(100,000)	—			(100,000)
Dividends to stockholders	—		—	—	—	(8,444)	(8,444)
Other changes - net	—	—	—	4	1,334	13,094	14,432

Balance at December 31, 2019	$7,364	$2,773	$60,000	$1,057,861	$1,334	$1,171,604	$2,300,936

See accompanying notes.

6

Transamerica Premier Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Operating activities
Premiums and annuity considerations	$3,374,817	$3,573,062	$3,605,127
Net investment income	1,049,463	988,075	719,246
Other income	119,112	184,835	208,482
Benefit and loss related payments	(3,470,951)	(2,617,277)	(2,662,734)
Net transfers from separate accounts	1,276,609	344,666	180,649
Commissions and operating expenses	(1,151,522)	(1,242,500)	(1,119,469)
Dividends paid to policyholders	(1,091)	—	—
Federal income taxes (paid) received	(25,440)	(1,009,824)	(14,189)

Net cash provided by operating activities	1,170,997	221,037	917,112

Investing activities
Proceeds from investments sold, matured or repaid	3,850,764	4,220,254	3,939,238
Costs of investments acquired	(5,233,742)	(4,906,476)	(4,461,555)
Net increase (decrease) in policy loans	(25,524)	(11,481)	997

Net cost of investments acquired	(5,259,266)	(9,346,512)	(4,460,558)

Net cash provided by (used in) investing activities	(1,408,502)	(697,703)	(521,320)

Financing and miscellaneous activities
Capital and paid in surplus, less treasury stock	$(100,000)	$—	$—
Capital contribution received (returned)	4	149,947	200,000
Dividends to stockholders	—	—	(350,000)
Net deposits (withdrawals) on deposit-type contracts	(237,635)	(155,020)	(138,376)
Net change in borrowed money	144,774	(188,058)	127,948
Net change in payable for collateral under securities lending and other transactions	182,031	146,987	(130,411)
Other cash (applied) provided	74,478	(56,482)	168,040

Net cash provided by (used in) financing and miscellaneous activities	63,651	(102,626)	(122,799)

Net increase (decrease) in cash, cash equivalents and short-term investments	(173,854)	(579,292)	272,993
Cash, cash equivalents and short-term investments:
Beginning of year	902,074	1,481,366	1,208,373

End of year	$728,220	$902,074	$1,481,366

See accompanying notes.

7

Transamerica Premier Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2019	2018	2017
Supplemental disclosures of cash flow information
Significant non-cash activities during the year not included in the Statutory Statements of Cash Flow
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	$—	$—	$2,593,112
Receipt of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	—	—	5,650,741
Tranfer of bonds to settle reinsurance obligations	—	—	22,479
Dividend received from subsidiary	11,270	30,000	100,000
Contribution receivable from parent	—	—	150,000
Asset transfer of ownership between hedge funds	—	—	88,481
Release of funds withheld related to affiliated reinsurance recapture	—	—	—
Investments received for insured securities losses	—	30,032	—
Noncash contribution (distribution) to affiliate	(8,444)	1,360	—
Noncash return of capital from affiliate	—	5,912	—
Noncash transaction on sale of real estate	(540)	—	—

8

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2019

1. Organization and Nature of Business

Transamerica Premier Life Insurance Company (the Company, formerly known as Monumental Life Insurance Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Company sells a full line of insurance products, including individual, credit, group, indexed universal life, variable universal life and variable annuities, annuity, long term care insurance, and accident and health policies as well as investment products, including guaranteed investment contracts. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are through agents, brokers, financial planners, independent representatives, financial institutions, stockbrokers and direct response methods. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

9

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26R, Bonds, and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-

10

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statements of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security or the entity will likely not be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses and are reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

11

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statements of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment.

12

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. Due and accrued amounts determined to be uncollectible are written off through the statements of operations.

Valuation Reserve

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

In 2019, the NAIC revised the AVR Factors (basic contribution, reserve objective and maximum reserve) to be consistent with the Risk Based Capital (RBC) after-tax factors, which were amended in 2018 as a result of federal tax reform. The AVR factor changes are effective for year-end 2019. As of December 31, 2019, the factor changes decreased Capital and Surplus by $54,607. The changes were recorded to the Change in Asset Valuation Reserve line of the Statements of Changes in Capital and Surplus.

13

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Instruments

Overview: The Company may use various derivative instruments (swaps and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86 - Derivatives.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains or losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. A replication transaction is a derivative transaction entered into conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given

14

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities; therefore, converting the asset or liability to a U.S. dollar denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract, and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

15

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Total return swaps are used in the asset/liability management process to mitigate the market risk on minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the Standard & Poor’s (S&P) or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

16

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements accounted for as secured borrowings, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of general insurance accounts receivable, reinsurance receivable, and company owned life insurance. Other “admitted assets” are valued principally at cost, as required or permitted by Iowa Insurance Laws.

Other liabilities consist primarily of amounts withheld by the Company, payables for securities, and reinsurance payable.

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders, do not have minimum guarantees and the investment risks associated with the fair value changes are borne by the policyholder. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account due to the nature of the guaranteed return.

17

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a non-deduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

In accordance with SSAP No. 51R, Life Contracts, and No. 54R, Individual and Group Accident and Health Contracts, the Company reports the amount of insurance, if any, for which the gross premiums are less than the net premiums according to the valuation standards and any related premium deficiency reserve established. Anticipated investment income is included as a factor in the health contract premium deficiency calculation.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

18

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include guaranteed investment contracts (GICs), funding agreements, supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statements of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

19

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes. Unlike GAAP, SSAP 101 does not consider state income taxes in the measurement of deferred taxes. SSAP 101 also requires additional testing to measure gross deferred tax assets. The additional testing limits gross deferred tax asset admission to 1) the amount of federal income taxes paid in prior years recoverable through hypothetical loss carrybacks of existing temporary differences expected to reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of remaining gross deferred tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering character (i.e. ordinary versus capital) and reversal patterns. The Company’s reported deferred tax asset or liability is the sum of gross deferred tax assets admitted through this three part test plus the sum of all deferred tax liabilities.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents that excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under the NAIC Accounting Practices and Procedures Manual (NAIC SAP).

20

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Goodwill

Goodwill is measured as the difference between the cost of acquiring the entity and the reporting entity’s share of the book value of the acquired entity. Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Subsidiaries and Affiliated Companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

21

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective January 1, 2019, the NAIC adopted revisions to SSAP No. 30, Unaffiliated Common Stock, which updated the definition of common stock to include SEC registered closed-end funds and unit investment trusts. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Change in Valuation Basis

As of December 31, 2019, the Company has received IID approval on an approach for adoption of the NAIC 2020 Valuation Manual section 21 (VM-21) and related Risk Based Capital C3P2 changes documented in the VM-21 2020 NAIC Valuation Manual: Requirements for Principle-Based Reserves for Variable Annuities. The Company has elected to early adopt the VM-21 requirements for variable annuities effective December 31, 2019. The approved transition approach did not result in an adjustment to the Company’s historical statutory reporting or existing balances at the time of transition. The Company reported the decrease to the VM-21 reserve of $30,452. As of the date of transition, the Company is fully compliant with the provisions of VM-21.

Reclassifications

Certain amounts in prior year financial statement balances and footnote disclosures have been reclassified to conform to the current year presentation.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

22

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

23

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

24

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price and spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

25

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2019 and 2018, respectively:

	December 31, 2019
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$631,215	$631,185	$441,346	$189,869	$—	$—	$—
Short-term notes receivable from affiliates	102,900	102,900	—	102,900	—	—	—
Bonds	19,995,877	17,877,965	2,000,037	17,791,417	204,423	—	—
Preferred stocks, other than affiliates	4,361	4,955	—	2,089	2,272	—	—
Common stocks, other than affiliates	59,057	59,057	1,872	—	57,185	—	—
Mortgage loans on real estate	2,876,259	2,737,109	—	—	2,876,259	—	—
Other invested assets	190,192	172,968	—	189,214	978	—	—
Derivative assets:
Interest rate swaps	11,171	8,635	—	11,171	—	—	—
Currency swaps	13,458	4,365	—	13,458	—	—	—
Credit default swaps	19,459	10,576	—	19,459	—	—	—
Interest rate futures	7	7	7	—	—	—	—
Equity futures	1,948	1,948	1,948	—	—	—	—
Derivative assets total	46,043	25,531	1,955	44,088	—	—	—
Policy loans	962,408	962,408	—	962,408	—	—	—
Securities lending reinvested collateral	599,859	599,859	58	599,801	—	—	—
Separate account assets	25,337,229	25,337,230	23,358,660	1,978,570	—	—	—

Liabilities
Investment contract liabilities	2,272,404	1,461,721	—	45,313	2,227,090	—	—
Derivative liabilities:
Interest rate swaps	(75,597)	58,916	—	(75,597)	—	—	—
Currency swaps	17,050	14,733	—	17,050	—	—	—
Credit default swaps	(2,855)	1,169	—	(2,855)	—	—	—
Equity swaps	4,361	4,361	—	4,361	—	—	—
Interest rate futures	544	544	544	—	—	—	—
Equity futures	1,349	1,349	1,349	—	—	—	—
Derivative liabilities total	(55,148)	81,072	1,893	(57,041)	—	—	—
Dollar repurchase agreements	254,814	254,814	—	254,814	—	—	—
Payable for securities lending	757,186	757,186	—	757,186	—	—	—
Payable for derivative cash collateral	202,298	202,298	—	202,298	—	—	—
Separate account annuity liabilities	22,578,162	22,578,162	13	22,578,149	—	—	—

26

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$718,998	$718,998	$656,505	$62,493	$—	$—	$—
Short-term notes receivable from affiliates	194,600	194,600	—	194,600	—	—	—
Bonds	16,943,037	16,814,750	1,833,213	14,958,270	151,554	—	—
Preferred stocks, other than affiliates	9,214	9,958	—	2,380	6,834	—	—
Common stocks, other than affiliates	67,063	67,063	134	—	66,929	—	—
Mortgage loans on real estate	2,433,036	2,436,202	—	—	2,433,036	—	—
Other invested assets	178,709	174,272	—	177,480	1,229	—	—
Derivative assets:
Interest rate swaps	9,174	4,634	—	9,174	—	—	—
Currency swaps	14,877	7,633	—	14,877	—	—	—
Credit default swaps	13,304	15,582	—	13,304	—	—	—
Equity swaps	4,589	4,589	—	4,589	—	—	—
Interest rate futures	213	213	213	—	—	—	—
Equity futures	2,282	2,282	2,282	—	—	—	—
Derivative assets total	44,439	34,933	2,495	41,944	—	—	—
Policy loans	936,884	936,884	—	936,884	—	—	—
Securities lending reinvested collateral	518,646	518,646	24,677	493,969	—	—	—
Separate account assets	22,017,523	22,017,523	19,752,326	2,265,141	56	—	—

Liabilities
Investment contract liabilities	1,919,385	1,799,337	—	45,337	1,874,048	—	—
Derivative liabilities:
Interest rate swaps	(44,671)	49,173	—	(44,671)	—	—	—
Currency swaps	15,155	9,391	—	15,155	—	—	—
Credit default swaps	(1,148)	2,352	—	(1,148)	—	—	—
Equity swaps	208	208	—	208	—	—	—
Interest rate futures	39	39	39	—	—	—	—
Equity futures	127	127	127	—	—	—	—
Derivative liabilities total	(30,290)	61,290	166	(30,456)	—	—	—
Dollar repurchase agreements	110,040	110,040	—	110,040	—	—	—
Payable for securities lending	575,155	575,155	—	575,155	—	—	—
Payable for derivative cash collateral	120,737	120,737	—	120,737	—	—	—
Separate account annuity liabilities	20,027,327	20,027,327	3,278	20,024,049	—	—	—

27

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	2019
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Government	$—	$129	$—	$—	$129
Industrial and miscellaneous	—	336	2,791	—	3,127

Total bonds	—	465	2,791	—	3,256

Preferred stock
Industrial and miscellaneous	—	—	2,272	—	2,272

Total preferred stock	—	—	2,272	—	2,272

Common stock
Industrial and miscellaneous	1,872	—	57,185	—	59,057

Total common stock	1,872	—	57,185	—	59,057

Cash equivalents and short-term
Money market mutual funds	441,346	—	—	—	441,346

Total cash equivalents and short-term	441,346	—	—	—	441,346

Securities lending reinvested collateral	58	—	—	—	58
Derivative assets	1,955	8,556	—	—	10,511
Separate account assets	23,358,660	1,978,570	—	—	25,337,230

Total assets	$23,803,891	$1,987,591	$62,248	$—	$25,853,730

Liabilities:
Derivative liabilities	$1,893	$16,699	$—	$—	$18,592
Separate account liabilities	13	—	—	—	13

Total liabilities	$1,906	$16,699	$—	$—	$18,605

	2018
	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$30,077	$4,858	$—	$34,935
Hybrid securities	—	16,037	—	—	16,037

Total bonds	—	46,114	4,858	—	50,972

Preferred stock
Industrial and miscellaneous	—	—	6,834	—	6,834

Total preferred stock	—	—	6,834	—	6,834

Common stock
Industrial and miscellaneous	134	—	66,929	—	67,063

Total common stock	134	—	66,929	—	67,063

Cash equivalents and short-term
Money market mutual funds	656,505	—	—	—	656,505

Total cash equivalents and short-term	656,505	—	—	—	656,505

Securities lending reinvested collateral	24,677	—	—	—	24,677
Derivative assets	2,495	9,144	—	—	11,639
Separate account assets	19,752,326	2,265,141	56	—	22,017,523

Total assets	$20,436,137	$2,320,399	$78,677	$—	$22,835,213

Liabilities:
Derivative liabilities	$166	$10,091	$—	$—	$10,257
Separate account liabilities	3,278	—	—	—	3,278

Total liabilities	$3,444	$10,091	$—	$—	$13,535

Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 3 is internally valued using significant unobservable inputs.

28

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Common stocks classified as Level 3 are comprised primarily of shares in the FHLB of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

The following tables summarize the changes in assets classified as Level 3 for 2019 and 2018.

	Beginning Balance at January 1, 2019	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,858	$—	$622	$44	$247
Preferred stock	6,834	—	—	—	(6,052)
Common stock	66,929	—	1,700	(553)	(28)
Separate account assets	56	—	53	—	—

Total	$78,677	$—	$2,375	$(509)	$(5,833)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2019
Bonds
Other	$—	$—	$—	$1,736	$2,791
Preferred stock	1,490	—	—	—	2,272
Common stock	811	1,526	9,800	—	57,185
Separate account assets	—	—	—	3	—

Total	$2,301	$1,526	$9,800	$1,739	$62,248

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

29

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Other	$4,974	$287	$—	$78	$(26)
Preferred stock	7,390	—	—	—	(1,856)
Common stock	70,335	—	34	(27)	(1,173)
Separate account assets	67	—	—	1	(1)

Total	$82,766	$287	$34	$52	$(3,056)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018
Bonds
Other	$—	$—	$—	$455	$4,858
Preferred stock	1,888	—	588	—	6,834
Common stock	—	28	2,200	—	66,929
Separate account assets	—	—	—	11	56

Total	$1,888	$28	$2,788	$466	$78,677

(a)	Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 the Company has 1 property that is held for sale. This property is carried at fair value less cost to sell, which amounts to $745.

The Company also had three properties that were held for sale as of December 31, 2018. The carrying amount for each of these properties was less than their fair value and, therefore, they are not measured at fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

30

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair values of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019
Unaffiliated bonds:
United States Government and agencies	$1,601,214	$247,311	$357	$1,848,168
State, municipal and other government	699,845	36,231	8,841	727,235
Hybrid securities	139,964	18,294	2,490	155,768
Industrial and miscellaneous	13,440,685	1,677,600	43,652	15,074,633
Mortgage and other asset-backed securities	1,996,257	199,752	5,936	2,190,073

Total unaffiliated bonds	17,877,965	2,179,188	61,276	19,995,877
Unaffiliated preferred stocks	4,955	66	660	4,361

	$17,882,920	$2,179,254	$61,936	$20,000,238

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	58,999	111	53	59,057

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Unaffiliated bonds:
United States Government and agencies	$1,645,120	$69,542	$33,955	$1,680,707
State, municipal and other government	416,752	12,733	13,939	415,546
Hybrid securities	145,271	9,152	7,013	147,410
Industrial and miscellaneous	12,911,155	528,970	550,783	12,889,342
Mortgage and other asset-backed securities	1,696,452	134,037	20,457	1,810,032

Total unaffiliated bonds	16,814,750	754,434	626,147	16,943,037
Unaffiliated preferred stocks	9,958	56	800	9,214

	$16,824,708	$754,490	$626,947	$16,952,251

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	67,017	67	21	67,063

31

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2019
December 31:	Carrying Value	Fair Value
Due in one year or less	$330,436	$332,890
Due after one year through five years	2,673,811	2,820,295
Due after five years through ten years	3,000,633	3,362,510
Due after ten years	9,876,828	11,290,108

	15,881,708	17,805,803
Mortgage and other asset-backed securities	1,996,257	2,190,074

Total	$17,877,965	$19,995,877

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2019 and 2018 is as follows:

	2019
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$—	$—	$11,224	$357
State, municipal and other government	17,582	2,010	232,694	6,831
Hybrid securities	26,780	2,475	3,302	15
Industrial and miscellaneous	262,510	29,928	387,345	13,724
Mortgage and other asset-backed securities	60,442	2,868	369,603	3,067

Total bonds	367,314	37,281	1,004,168	23,994

Preferred stocks-unaffiliated	1,340	660	—	—
Common stocks-unaffiliated	—	—	609	53

Total	$368,654	$37,941	$1,004,777	$24,047

32

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
	Equal to or Greater than 12 Months		Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
United States Government and agencies	$63,881	$4,817	$707,210	$29,138
State, municipal and other government	33,780	2,461	158,447	11,478
Hybrid securities	12,595	1,893	44,591	5,120
Industrial and miscellaneous	1,180,161	67,218	6,509,117	483,565
Mortgage and other asset-backed securities	213,966	10,505	418,923	9,952

Total bonds	1,504,383	86,894	7,838,288	539,253

Preferred stocks-unaffiliated	1,200	800	—	—
Common stocks-unaffiliated	—	—	165	21

Total	$1,505,583	$87,694	$7,838,453	$539,274

During 2019, 2018, and 2017, respectively, there were $2,799, $99,187 and $0 of loan-backed and structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2019, 2018 and 2017 the Company recognized OTTI of $503, $6,003, and $2,512, respectively.

The following loan-backed and structured securities were held at December 31, 2019, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
87266TAJ1	$170	$163	$7	$163	$114	03/31/2019
79548KXQ6	189	173	16	173	154	03/31/2019
14984WAA8	2,799	2,591	208	2,591	2,591	6/30/2019
87266TAJ1	154	127	27	127	102	6/30/2019
79548KXQ6	159	79	80	80	142	6/30/2019
36828QQK5	277	249	28	249	195	9/30/2019
026935AC0	2,080	2,066	14	2,066	1,968	12/31/2019
36828QQK5	249	126	123	126	195	12/31/2019

			$503

33

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2019 and 2018 is as follows:

	2019		2018
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$2,868	$3,417	$10,505	$17,168
The aggregate related fair value of securities with unrealized losses	60,442	372,394	213,966	465,773

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 104 and 374 securities with a carrying amount of $406,595 and $1,593,276 and an unrealized loss of $37,941 and $87,694. Of this portfolio, 66.8% and 88.0% were investment grade with associated unrealized losses of $10,107 and $62,824, respectively.

At December 31, 2019 and 2018, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 214 and 1209 securities with a carrying amount of $1,028,162 and $8,377,542 and an unrealized loss of $23,994 and $539,253. Of this portfolio, 95.6% and 92.8% were investment grade with associated unrealized losses of $21,691 and $476,336, respectively.

At December 31, 2019 and 2018, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2019 and 2018, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 5 and 6 securities with a cost of $661 and $186 and an unrealized loss of $53 and $21.

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book / Adjusted Carrying Value	Fair Value
December 31, 2019
Bond, amortized cost	3	$5,561	$5,401
Loan-backed and structured securities, amortized cost	1	3,138	3,138
Preferred stock, amortized cost	1	2,272	2,272

Total	5	$10,971	$10,811

December 31, 2018
Bond, amortized cost	3	$6,034	$6,010
Preferred stock, amortized cost	1	6,835	6,834

Total	4	$12,869	$12,844

34

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

During 2019 and 2018, the Company sold, redeemed or otherwise disposed of 75 and 57 securities as a result of a callable feature which generated investment income of $5,927 and $16,484, as a result of prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2019	2018	2017
Proceeds	$2,953,444	$3,505,561	$5,152,507

Gross realized gains	$24,798	$23,436	$574,671
Gross realized losses	(18,768)	(168,483)	(12,699)

Net realized capital gains (losses)	$6,030	$(145,047)	$561,972

The Company had gross realized losses which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks for the years ended December 31, 2019, 2018 and 2017 of $8,476, $25,453 and $2,992, respectively.

At December 31, 2019, and 2018, the Company had no investments in restructured securities.

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2019 and 2018 were as follows:

December 31, 2019	Farm	Commercial	Total
AAA - AA	$—	$1,372,173	$1,372,173
A	9,890	1,254,899	1,264,789
BBB	—	98,796	98,796

	$9,890	$2,725,868	$2,735,758

December 31, 2018	Farm	Commercial	Total
AAA - AA	$—	$1,048,151	$1,048,151
A	10,000	1,304,089	1,314,089
BBB	—	72,347	72,347

	$10,000	$2,424,587	$2,434,587

The above tables exclude residential mortgage loans

35

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2019, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2019 at the time of origination was 70%. During 2018, the Company issued mortgage loans with a maximum interest rate of 5.23% and a minimum interest rate of 3.78% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 74%.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2019 and 2018.

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2019
Recorded Investment (All)
(a) Current	$9,890	$303	$2,700,403	$2,710,596
(b) 30-59 Days Past Due	—	886	—	886
(c) 60-89 Days Past Due	—	131	—	131
(d) 90-179 Days Past Due	—	25	3,500	3,525
(e) 180+ Days Past Due	—	6	21,965	21,971

Accruing interest 90-179 days past due
(a) Recorded investment	—	25	—	25
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$9,890	$—	$1,046,933	$1,056,823

36

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

		Residential	Commercial
	Farm	All Other	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$10,000	$431	$2,399,122	$2,409,553
(b) 30-59 Days Past Due	—	1,045	—	1,045
(c) 60-89 Days Past Due	—	40	25,465	25,505
(d) 90-179 Days Past Due	—	93	—	93
(e) 180+ Days Past Due	—	7	—	7

Accruing interest 90-179 days past due
(a) Recorded investment	—	93	—	93
(b) Interest accrued	—	—	—	—

Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$10,000	$—	$832,611	$842,611

At December 31, 2019 and 2018, there were no recorded investments in impaired loans with a related allowance for credit losses. The Company held no allowances for credit losses on mortgage loans at December 31, 2019 or December 31, 2018. There was no average recorded investment in impaired loans during 2019 or 2018. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2019 and 2018, respectively, that were subject to participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loans.

As of December 31, 2019 and 2018, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans generally is recognized on a cash basis. The Company recognized no interest income on impaired loans for the years ended December 31, 2019, 2018 and 2017, respectively. The Company recognized no interest income on a cash basis for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company held a mortgage loan loss reserve in the AVR of $36,207 and $25,537, respectively.

37

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2019	2018		2019	2018
South Atlantic	27%	28%	Apartment	53%	55%
Pacific	25	22	Retail	14	14
Middle Atlantic	10	10	Industrial	14	12
E. North Central	8	9	Office	11	9
Mountain	8	9	Other	6	7
W. South Central	8	8	Medical	2	2
W. North Central	7	7	Agricultural	—	1
E. South Central	4	4
New England	3	3

At December 31, 2019, 2018 and 2017, the Company held mortgage loans with a total net admitted asset value of $208, $239, and $268, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2019, 2018 and 2017 related to such restructurings. There were no unfunded commitments to existing borrowers whose debt had been restructured at December 31, 2019, 2018 and 2017.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information.

The carrying value of the Company’s real estate assets at December 31, 2019 and 2018 was as follows:

	2019	2018
Investment properties	$186,894	$187,420
Properties held for sale	745	30,226

	$187,639	$217,646

As of December 31, 2019, there was one property classified as held-for-sale. As of December 31, 2018, there were three properties held-for-sale. The Company is working with an external commercial real estate advisor firm to actively market the property and negotiate with potential buyers. During 2019, the Company disposed of three properties throughout 2019, resulting in a net realized gains of $24,201. During 2018, one property classified as held-for-sale was disposed of resulting in a net realized loss of $8.

The Company disposed of one other property throughout 2019, resulting in a net realized loss of $57.

The Company does not engage in retail land sales operations.

38

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company does not hold any real estate investments with participating mortgage loans.

Accumulated depreciation on real estate at December 31, 2019 and 2018, was $58,540 and $63,664, respectively.

There were no impairment losses taken on real estate in 2019 and 2018. Impairment losses of $696 were taken on real estate in 2017 to write the book value down to the current fair value, and were reflected as net realized losses in the statements of operations.

Reverse Mortgages

The company has reverse mortgages, which are reported as Other Invested Assets on the balance sheet. The carrying amount of the investment in reverse mortgages of $6,920 and $11,118 at December 31, 2019 and 2018, respectively, is net of the reserve of $2,891 and $4,197, respectively. Interest income of $523 and $814 was recognized for the years ended December 31, 2019 and 2018 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

During 2019 and 2018, respectively, reverse mortgages of $1,584 and $0 were foreclosed or acquired by deed and transferred to real estate.

Other Invested Assets

During 2019, 2018 and 2017, the Company did not recognize any impairment write down for its investments in joint ventures, partnerships or limited liability companies.

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $88,481, which resulted in a realized gain of $43,498.

Tax Credits

For the year ending December 31, 2019, the Company had ownership interests in twenty-nine LIHTC properties with a carrying value of . The remaining years of unexpired tax credits ranged from one to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2020 to 2029 is $66,571. Tax credits recognized in 2019 were $12,733, and other tax benefits recognized in 2019 were $1,546. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2018, the Company had ownership interests in twenty-seven LIHTC properties with a carrying value of $35,907. The remaining years of unexpired tax credits ranged from two to twelve and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments

39

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

expected to be paid during the years 2019 to 2029 is $77,186. Tax credits recognized in 2018 were $7,866, and other tax benefits recognized in 2018 were $2,964. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2019 and 2018:

	December 31, 2019
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$568	$1,478
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$568	$20,178

	December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,268	$2,178
Economic Redevelopment and Growth Tax Credits	NJ	—	18,700

Total		$1,268	$20,878

*	The unused amount reflects credits that the Company deems will be realizable in the period 2019-2029.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2019, 2018 and 2017.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, 2019 and 2018, was as follows:

	2019	2018
Fair value - positive	$218,361	$168,821
Fair value - negative	(117,169)	(94,091)

40

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

For the years ended December 31, 2019, 2018 and 2017, the Company has recorded ($7,547), $2,406 and ($3,602), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss). The Company did not recognize any unrealized gains or losses during 2019, 2018, or 2017 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 13 years for forecasted hedge transactions. For the years ended December 31, 2019, 2018 and 2017 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2019 and 2018, the Company has accumulated deferred gains in the amount of $1,186 and $1,186, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

Summary of realized gains (losses) by derivative type for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Options:
Calls	$—	$—	$67
Caps	—	—	(45,848)
Puts	—	—	—

Total options	$—	$—	$(45,781)

Swaps:
Interest rate	$293	$(1,105)	$102,724
Credit	(279)	(2,444)	—
Total return	(9,112)	(4,853)	(26,122)

Total swaps	$(9,098)	$(8,402)	$76,602

Futures - net positions	216,114	(81,504)	167,302
Lehman settlements	14	55	122

Total realized gains (losses)	$207,030	$(89,851)	$198,245

The average estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$18,303	$16,608	$(2,535)	$(1,212)
Interest rate swaps	—	—	—	751

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

41

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The estimated fair value of derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019 and 2018:

	Asset(1)		Liability(1)
	2019	2018	2019	2018
Derivative component of RSATs
Credit default swaps	$19,459	$13,304	$(2,855)	$(1,148)
Interest rate swaps	—	—	—	—

Total	$19,459	$13,304	$(2,855)	$(1,148)

(1)	Asset and liability classification is based on the positive (asset) or negative (liability) book/adjusted carrying value of each derivative.

The net realized gains (losses) on the derivatives held for other than hedging purposes is presented in the following table for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
Derivative component of RSATs
Credit default swaps	$(279)	$(2,444)	$—
Interest rate swaps	—	(616)	—

Total	$(279)	$(3,060)	$—

As stated in Note 2, the Company replicates investment grade corporate bonds or sovereign debt by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

42

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2019 and 2018:

	2019
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,915	$273,200	1.7
Credit default swaps referencing indices		7	10,000	41.7

Subtotal		3,922	283,200	3.1

BBB	2
Single name credit default swaps (3)		9,747	560,760	2.0
Credit default swaps referencing indices		5,721	315,700	2.6

Subtotal		15,468	876,460	2.2

BB	3
Single name credit default swaps (3)		2,924	28,350	2.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,924	28,350	2.3

Total		$22,314	$1,188,010	2.4

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

43

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	2018
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$3,556	$259,450	2.6
Credit default swaps referencing indices		—	—	—

Subtotal		3,556	259,450	2.6

BBB	2
Single name credit default swaps (3)		5,635	590,510	3.0
Credit default swaps referencing indices		2,588	291,500	3.4

Subtotal		8,223	882,010	3.1

BB	3
Single name credit default swaps (3)		2,674	28,350	3.3
Credit default swaps referencing indices		—	—	—

Subtotal		2,674	28,350	3.3

Total		$14,453	$1,169,810	3.0

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.
(3)	Includes corporate, foreign government and state entities.

44

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019 and 2018, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2019	2018	2019	2018
Derivative assets:
Credit default swaps	$900,200	$886,000	$19,459	$13,304
Currency swaps	51,684	73,235	13,458	14,877
Equity futures	5	2	1,948	2,282
Equity swaps	—	61,739	—	4,589
Interest rate futures	—	—	7	213
Interest rate swaps	365,450	247,450	11,171	9,174
Derivative liabilities:
Credit default swaps	287,810	283,810	(2,855)	(1,148)
Currency swaps	257,493	180,599	17,050	15,155
Equity futures	12	3	1,349	127
Equity swaps	78,802	100	4,361	208
Interest rate futures	1	—	544	39
Interest rate swaps	2,131,433	2,579,033	(75,597)	(44,671)

*	Futures are presented in contract format. Swaps and options are presented in notional format.

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2019 and 2018, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2019
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$757,186	$—	$—	$—	$757,186
Subject to dollar repurchase agreements	254,966	—	—	—	254,966
FHLB capital stock	57,000	—	—	—	57,000
On deposit with states	4,180	—	—	—	4,180
Pledged as collateral to FHLB (including assets backing funding agreements)	1,829,750	—	—	—	1,829,750
Pledged as collateral not captured in other categories	249,326	—	—	—	249,326
Other restricted assets	182,479	—	—	—	182,479

Total Restricted Assets	$3,334,887	$—	$—	$—	$3,334,887

45

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2018)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$574,886	$182,300	$—	$757,186	1.43%	1.44%
Subject to dollar repurchase agreements	109,657	145,309	—	254,966	0.48%	0.49%
FHLB capital stock	66,800	(9,800)	—	57,000	0.11%	0.11%
On deposit with states	4,730	(550)	—	4,180	0.01%	0.01%
Pledged as collateral to FHLB (including assets backing funding agreements)	2,086,543	(256,793)	—	1,829,750	3.46%	3.48%
Pledged as collateral not captured in other categories	266,068	(16,742)	—	249,326	0.47%	0.47%
Other restricted assets	195,728	(13,249)	—	182,479	0.34%	0.35%

Total Restricted Assets	$3,304,412	$30,475	$—	$3,334,887	6.30%	6.35%

The following tables show the pledged or restricted assets in other categories as of December 31, 2019 and 2018, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2019
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$249,326	$—	$—	$—	$249,326

Total	$249,326	$—	$—	$—	$249,326

	Gross (Admitted & Nonadmitted) Restricted			Percentage
Description of Assets	Total From Prior Year (2018)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$266,068	$(16,742)	$249,326	0.47%	0.47%

Total	$266,068	$(16,742)	$249,326	0.47%	0.47%

46

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the collateral received and reflected as assets within the financial statements as of December 31, 2019 and 2018.

2019
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$456,116	$456,116	1.72%	1.75%
Securities lending collateral assets	757,186	757,186	2.86	2.91
Other	997	997	—	—

Total collateral assets	$1,214,299	$1,214,299	4.58%	4.66%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$1,214,975	5.13%

2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$229,777	$229,777	0.93%	0.94%
Securities lending collateral assets	575,155	575,155	2.32	2.36
Other	1,000	1,000	—	—

Total collateral assets	$805,932	$805,932	3.25%	3.30%

	Amount	% of Liability to Total Liabilities
Recognized obligation to return collateral asset	$806,292	3.60%

47

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2019	2018	2017
Income:
Bonds	$780,857	$763,422	$579,022
Preferred stocks	1,617	1,441	1,364
Common stocks	91,649	63,241	102,361
Mortgage loans on real estate	119,009	104,675	72,505
Real estate	33,040	35,371	35,366
Policy loans	49,354	49,379	49,680
Cash, cash equivalents and short-term investments	20,104	13,218	10,218
Derivatives	25,690	26,047	23,631
Other invested assets	14,736	11,521	33,533

Gross investment income	1,136,056	1,068,315	907,680
Less: investment expenses	110,855	97,376	81,193

Net investment income before amortization of IMR	$1,025,201	$970,939	$826,487
Amortization of IMR	69,658	79,469	53,005

Net investment income, including IMR	$1,094,859	$1,050,408	$879,492

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2019	2018	2017
Bonds	$(5,516)	$(170,936)	$559,366
Preferred stocks	78	—	—
Common stocks	(590)	1,051	39,352
Mortgage loans on real estate	(582)	(1,394)	10,955
Real estate	24,177	(8)	(663)
Cash, cash equivalents and short-term investments	45	(17)	19
Derivatives	207,015	(89,906)	198,123
Other invested assets	12,226	23,531	67,295

Change in realized capital gains (losses), before taxes	236,853	(237,679)	874,447
Federal income tax effect	(8,597)	47,135	(94,516)
Transfer from (to) interest maintenance reserve	874	118,706	(368,479)

Net realized capital gains (losses) on investments	$229,130	$(71,838)	$411,452

48

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2019	2018	2017
Bonds	$25,237	$8,468	$32,575
Preferred stocks	(6,052)	(1,856)	(1,182)
Common stocks	12	(1,197)	(37,604)
Affiliated entities	19,774	29,355	10,774
Cash equivalents and short-term investments	(13)	29	35
Derivatives	(25,855)	(4,952)	36,372
Other invested assets	48,659	10,159	(49,430)

Change in unrealized capital gains (losses), before taxes	61,762	40,006	(8,460)
Taxes on unrealized capital gains (losses)	(10,064)	(3,048)	(13,166)

Change in unrealized capital gains (losses), net of tax	$51,698	$36,958	$(21,626)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations, net of reinsurance, at December 31, 2019 and 2018 were as follows:

	2019		2018
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$8,311	$1,553	$9,413	$1,652
Ordinary renewal business	143,173	113,543	149,737	117,652
Group life direct business	5,805	4,051	6,768	4,753
Credit direct business	22	22	86	86

	$157,311	$119,169	$166,004	$124,143

49

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit-type contracts and policy claims at December 31, 2019 and 2018 were as follows:

	Year Ended December 31
	2019	2018
Life insurance reserves	$10,444,776	$9,567,419
Annuity reserves and supplementary contracts with life contingencies	1,383,733	1,466,569
Accident and health reserves (including long term care)	6,066,092	5,931,736

Total policy reserves	$17,894,601	16,965,724

Deposit-type contracts	356,309	584,693
Policy claims	463,716	434,245

Total policy reserves, deposit-type contracts and claim liabilities	$18,714,626	$17,984,662

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based upon the 1941, 1958, 1980, 2001 and 2017 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

At December 31, 2019 and 2018, the Company had insurance in force aggregating $3,797,278 and $4,392,920 respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $44,585 and $49,923 to cover these deficiencies at December 31, 2019 and 2018, respectively.

50

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2019 and 2018.

For the years ended December 31, 2019, 2018 and 2017, premiums for participating life insurance policies were $920, $963 and $1,003, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,030, $1,025 and $1,081 to policyholders during 2019, 2018 and 2017, respectively, and did not allocate any additional income to such policyholders.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 1.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include GICs and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications of Insurance or Managed Care Contracts. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with VM-21. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation covers all variable annuity products. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum income benefits, and variable payout annuity with guaranteed floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the stochastic reserves plus the additional standard projection amount.

Both the stochastic reserves and the standard projection are determined as the CTE70 of the scenario reserves. To determine the CTE70 values, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) and the Society of Actuaries. The stochastic reserves use and prudent estimate assumptions based on company experience, while the standard projection uses the assumptions prescribed in VM-21 for determining the additional standard projection amount.

51

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

At December 31, 2019 and 2018, the Company had no premium deficiency reserve related to accident and health policies.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The Company does not write any accident and health business that is subject to the Affordable Care Act risk sharing provisions.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

52

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2019
2019	$—	$864,693	$266,218	$598,474
2018 and prior	1,860,793	(18,289)	558,704	1,283,801

	1,860,793	$846,404	$824,922	1,882,276

Active life reserve	$4,390,665			$4,512,675

Total accident and health reserves	$6,251,458			$6,394,951

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$—	$954,895	$294,034	$660,861
2017 and prior	1,751,452	(12,178)	539,342	1,199,932

	1,751,452	$942,717	$833,376	1,860,793

Active life reserve	$4,238,123			$4,390,665

Total accident and health reserves	$5,989,575			$6,251,458

The Company’s unpaid claims reserve was increased (decreased) by $(18,289) and $(12,178) for the years ended December 31, 2019 and 2018, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2019 and 2018 resulted primarily from variances in the estimated frequency of claims and claim severity.

53

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Activity in the liability for unpaid claims adjustment expense is summarized as follows:

	Liability Beginning of Year	Incurred	Paid	Liability End of Year
Year ended December 31, 2019
2019	$—	$15,113	$1,428	$13,685
2018 and prior	46,226	(14,407)	2,464	29,355

	$46,226	$706	$3,892	$43,040

Year ended December 31, 2018
2018	$—	$19,236	$2,819	$16,417
2017 and prior	43,512	(11,813)	1,890	29,809

	$43,512	$7,423	$4,709	$46,226

The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2019 or 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Included in the liability for deposit-type contracts at December 31, 2019 and 2018 are approximately $11,288 and $11,543, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

54

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity, deposit fund and life products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on annuity and deposit fund products, by withdrawal characteristics, is summarized as follows:

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individual Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,602	$6,629	$—	$14,230	0%
At book value less surrender charge of 5% or more	2,535	—	—	2,535	0
At fair value	85	—	20,282,900	20,282,984	93

Total with adjustment or at fair value	10,221	6,629	20,282,900	20,299,749	93
At book value without adjustment (minimal or no charge or adjustment)	963,508	—	—	963,508	4
Not subject to discretionary withdrawal provision	321,922	—	134,490	456,411	2

Total individual annuity reserves	1,295,651	6,629	20,417,389	21,719,669	100%

Less reinsurance ceded	210,156	—	—	210,156

Net individual annuity reserves	$1,085,496	$6,629	$20,417,389	$21,509,514

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$711	$8,844	$—	$9,555	0%
At fair value	—	—	2,142,869	2,142,869	86

Total with adjustment or at fair value	711	8,844	2,142,869	2,152,424	86
At book value without adjustment (minimal or no charge or adjustment)	318,578	—	—	318,578	13
Not subject to discretionary withdrawal provision	29,631	—	—	29,631	1

Total group annuity reserves	348,920	8,844	2,142,869	2,500,633	100%

Less reinsurance ceded	—	—	—	—

Net group annuity reserves	$348,920	$8,844	$2,142,869	$2,500,633

55

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2019
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
Not subject to discretionary withdrawal provision	$320,770	$—	$2,417	$323,187	100%

Total deposit-type contracts	320,770	—	2,417	323,187	100%

Less reinsurance ceded	15,143	—	—	15,143

Net deposit- type contracts	$305,627	$—	$2,417	$308,044

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,145,835
Exhibit 5, Supp contracts with life contingencies section, total (net)	237,898
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	356,309

Subtotal	1,740,042
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	22,441,205
Exhibit 3, Supp contracts with life contingencies section, total	134,526
Other contract deposit funds	2,417

Subtotal	22,578,149

Combined total	$24,318,191

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Individal Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$7,885	$6,677	$—	$14,562	0%
At book value less surrender charge of 5% or more	3,458	—	—	3,458	0
At fair value	3,038	—	17,464,766	17,467,804	92

Total with adjustment or at fair value	14,380	6,677	17,464,766	17,485,824	92
At book value without adjustment (minimal or no charge or adjustment)	1,011,556	—	—	1,011,556	5
Not subject to discretionary withdrawal provision	405,171	—	103,186	508,357	3

Total individual annuity reserves	1,431,107	6,677	17,567,953	19,005,737	100%

Less reinsurance ceded	287,593	—	—	287,593

Net individual annuities reserves	$1,143,514	$6,677	$17,567,953	$18,718,144

56

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Group Annuities:
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$648	$9,780	$—	$10,427	0%
At fair value	—	—	2,437,946	2,437,946	86

Total with adjustment or at fair value	648	9,780	2,437,946	2,448,373	87
At book value without adjustment (minimal or no charge or adjustment)	343,252	—	—	343,252	12
Not subject to discretionary withdrawal provision	30,091	—	—	30,091	1

Total group annuities reserves	373,991	9,780	2,437,946	2,821,716	100%

Less reinsurance ceded	—	—	—	—

Net group annuities reserves	$373,991	$9,780	$2,437,946	$2,821,716

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Deposit-type contracts (no life contingencies):
provision	$549,673	$—	$1,693	$551,366	100%

Total deposit-type contracts	549,673	—	1,693	551,366	100%

Less reinsurance ceded	15,916	—	—	15,916

Net deposit-type contracts	$533,756	$—	$1,693	$535,450

Amount
Reconcililation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities section, total (net)	$1,252,507
Exhibit 5, Supp contracts with life contingencies section, total (net)	214,062
Exhibit 7, Deposit-type contracts, net balance at the end of the current year after reinsurance	584,693

Subtotal	2,051,261
Separate Accounts Annual Statement:
Exhibit 3, Annuities section, total	19,919,133
Exhibit 3, Supp contracts with life contingencies section, total	103,223
Other contract deposit funds	1,693

Subtotal	20,024,049

Combined total	$22,075,310

57

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Amount of reserves on life products, by withdrawal characteristics, is summarized as follow:

	December 31 2019
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$46,855	$49,165	$82,395	$—	$—	$—
Universal life	1,465,607	1,286,331	1,547,962	—	—	—
Universal life with secondary guarantees	2,375	2,338	2,391	—	—	—
Indexed universal life with secondary guarantees	3,825,616	2,436,729	3,500,501	—	—	—
Other permanent cash value life Insurance	3,299,189	3,513,583	5,450,095	—	—	—
Variable universal life	604,929	592,688	635,586	3,909,192	3,878,306	3,884,304
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	498,864	—	—	—
Accidental death benefits	—	—	15,453	—	—	—
Disability- active lives	—	—	35,660	—	—	—
Disability- disabled lives	—	—	116,543	—	—	—
Miscellaneous reserves	—	—	360,709	—	—	—

Total (gross)	9,244,572	7,880,834	12,246,159	3,909,192	3,878,306	3,884,304
Reinsurance ceded	179	179	1,801,384	—	—	—

Total (net)	$9,244,394	$7,880,656	$10,444,776	$3,909,192	$3,878,306	$3,884,304

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,935,044
Exhibit 5, Accidental death benefits section total (net)	15,453
Exhibit 5, Disability - active lives section, total (net)	32,467
Exhibit 5, Disability - disabled lives section, total (net)	115,629
Exhibit 5, Miscellaneous reserves section, total (net)	346,182

Subtotal	10,444,776
Separate Accounts Annual Statement:
Exhibit 3, Life insurance section, total	3,884,304

Subtotal	3,884,304

Combined total	$14,329,079

58

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	December 31 2018
	General Account			Separate Account - Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$43,796	$46,558	$81,109	$—	$—	$—
Universal life	1,225,940	1,112,843	1,614,862	—	—	—
Universal life with secondary guarantees	2,429	2,366	2,432	—	—	—
Indexed universal life with secondary guarantees	3,204,343	1,978,577	2,888,016	—	—	—
Other permanent cash value life Insurance	3,914,841	4,136,607	5,386,907	—	—	—
Variable universal life	596,517	576,230	631,725	3,244,160	3,208,949	3,208,268
Not subject to discretionary withdrawal or no cash values
Term policies without cash value	—	—	503,026	—	—	—
Accidental death benefits	—	—	16,248	—	—	—
Disability- active lives	—	—	34,741	—	—	—
Disability- disabled lives	—	—	119,414	—	—	—
Miscellaneous reserves	—	—	117,498	—	—	—

Total (gross)	8,987,866	7,853,181	11,395,979	3,244,160	3,208,949	3,208,268
Reinsurance ceded	5,974	5,974	1,828,560	—	—	—

Total (net)	$8,981,892	$7,847,206	$9,567,419	$3,244,160	$3,208,949	$3,208,268

Amount
Reconciliation to the Annual Statement:
Life & Accident & Health Annual Statement:
Exhibit 5, Life insurance section, total (net)	$9,299,306
Exhibit 5, Accidental death benefits section total (net)	16,248
Exhibit 5, Disability - active lives section, total (net)	31,530
Exhibit 5, Disability - disabled lives section, total (net)	118,484
Exhibit 5, Miscellaneous reserves section, total (net)	101,851

Subtotal	9,567,419
Separate Accounts Annual Statement:	—
Exhibit 3, Life insurance section, total	3,208,268

Subtotal	3,208,268

Combined total	$12,775,687

Separate Accounts

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds.

59

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2019, 2018 and 2017 is as follows:

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2019	$47	$844,837	$844,884

Reserves for separate accounts as of December 31, 2019 with assets at:
Fair value	$15,473	$26,446,979	$26,462,452

Total as of December 31, 2019	$15,473	$26,446,979	$26,462,452

Reserves for separate accounts by withdrawal characteristics as of December 31, 2019:
With fair value adjustment	$15,473	$—	$15,473
At fair value	—	26,310,072	26,310,072

Subtotal	$15,473	$26,310,072	$26,325,545
Not subject to discretionary withdrawal	—	136,907	136,907

Total separate account reserve liabilities at December 31, 2019	$15,473	$26,446,979	$26,462,452

60

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$166	$995,559	$995,725

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$16,457	$23,215,860	$23,232,317

Total as of December 31, 2018	$16,457	$23,215,860	$23,232,317

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
With fair value adjustment	$16,457	$—	$16,457
At fair value	—	23,110,980	23,110,980

Subtotal	$16,457	$23,110,980	$23,127,437
Not subject to discretionary withdrawal	—	104,880	104,880

Total separate account reserve liabilities at December 31, 2018	$16,457	$23,215,860	$23,232,317

61

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

	Nonindexed Guarantee Less Than or Equal to 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$128	$1,005,564	$1,005,692

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$17,955	$24,836,712	$24,854,667

Total as of December 31, 2017	$17,955	$24,836,712	$24,854,667

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
With fair value adjustment	$17,955	$—	$17,955
At fair value	—	24,725,399	24,725,399

Subtotal	$17,955	$24,725,399	$24,743,354
Not subject to discretionary withdrawal	—	111,313	111,313

Total separate account reserve liabilities at December 31, 2017	$17,955	$24,836,712	$24,854,667

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	2019	2018	2017
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$866,291	$1,010,534	$1,024,418
Transfers from separate accounts	(2,228,421)	(1,460,192)	(1,290,485)

Net transfers from separate accounts	(1,362,130)	(449,658)	(266,067)
Miscellaneous reconciling adjustments	101,052	117,578	104,721

Net transfers as reported in the summary of operations of the life, accident and health annual statement	$(1,261,078)	$(332,080)	$(161,346)

62

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. The assets legally insulated from general account claims at December 31, 2019 and 2018 are attributed to the following products:

	2019	2018
Group annuities	$2,146,648	$2,446,903
Variable annuities	20,425,457	17,578,936
Variable universal life	3,909,194	3,244,160
Modified separate account	17,709	17,970
WRL asset accumulator	9,326	8,170

Total separate account assets	$26,508,334	$23,296,139

To compensate the general account for the risk taken, the separate account paid risk charges of $9,441, $11,344, $12,133, $11,993, and $12,368 to the general account in 2019, 2018, 2017, 2016 and 2015, respectively. During the years ended December 31, 2019, 2018, 2017, 2016 and 2015, the general account of the Company had paid $540, $480, $750, $15,371, and $43,256, respectively, toward separate account guarantees.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums and annuity considerations earned reflect the following reinsurance amounts:

	Year Ended December 31
	2019	2018	2017
Direct premiums	$3,348,455	$3,578,753	$3,656,349
Reinsurance assumed - non affiliates	54,209	68,724	76,854
Reinsurance assumed - affiliates	414,063	405,528	2,153,409
Reinsurance ceded - non affiliates	(103,725)	(75,864)	(3,181,521)
Reinsurance ceded - affiliates	(365,122)	(427,119)	(408,787)

Net premiums earned	$3,347,881	$3,550,022	$2,296,304

The Company received reinsurance recoveries in the amount of $587,197, $591,703 and $558,976 during 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, estimated amounts recoverable from

63

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

reinsurers that have been deducted from policy and contract claim reserves totaled $31,033 and $29,604. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2019 and 2018 of $4,161,453 and $4,320,660, respectively, of which $1,920,004 and $2,016,383 were ceded to affiliates.

During 2019, 2018 and 2017, amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $279,776 ($181,854 after tax), $276,268 ($179,574 after tax) and $109,601 ($71,241 after tax), respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2019, 2018 and 2017 were $1,235,644, $1,285,244 and $1,330,944 respectively.

Effective July 1, 2019, the Company recaptured indexed universal life and variable universal life insurance business from an affiliate, WFG Reinsurance Limited. The Company paid cash of $39,039, recaptured $1,725 in policyholder reserves, $488 in claim reserves and policy loans of $1,176. The transaction resulted in a pre-tax loss of $40,076 which was partially offset by a commission expense allowance of $6,472 as unamortized amounts previously deferred to unassigned surplus related to the original inforce reinsurance transactions were released.

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $248 of funds withheld liability, recaptured $335 of policyholder reserves and $68 of claim reserves. The transaction resulted in a pre-tax loss of $155 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $309 ($201 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, the Company recaptured insurance business from an affiliate, Harbor View Re Corp. The Company paid cash of $1,400, released a funds withheld liability of $9,750 and assumed $10,387 of policyholder reserves, $144 of claim reserves and net due premiums and commissions of $781. The transaction resulted in a pre-tax loss of $1,400 which has been included in the Statements of Operations.

Effective October 1, 2018, the Company recaptured group health insurance business from Transamerica Life Insurance Company (TLIC), an affiliate. The Company received cash of $33,799, recaptured $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax gain of $11,686 which has been included in the Statements of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,191 ($1,424 after-tax) with a corresponding charge to unassigned surplus.

Effective June 29th, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business to Wilton Re. As a result of the

64

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

mutual concessions between the parties, Wilton Re paid the Company $19,084. In addition, the Company released a reinsurance receivable in the amount of $8,428 related to the initial proposed NSS used for closing. The net pretax impact to capital and surplus of these adjustments was $10,656.

Effective December 1, 2017, the Company entered into an agreement with TLIC to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to the Company. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The company received cash and invested assets with a market value of $6,487,360 along with policy reserves of $4,543,045 and claim reserves of $199,940 net of due an advance premium of $5,815 from TLIC (which the Company previously assumed on a modco basis). As a result of the transaction $1,144,148 of IMR were released from TLIC and transferred to the Company. The transaction results in a pre-tax gain of $606,041 ($393,926 net of tax) which has been reported in surplus. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $3,063,865, which included a ceding commission of $135,819, and released policy and deposit-type reserves of $2,264,229 and policy loans of $7,545 related to the business. Modified coinsurance separate account reserves of $401,609 were retained by the company. As a part of the transaction, the company realized $568,029 in net gains on the assets that were transferred of which $363,243 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $429,415, resulting in a pretax loss of $172,980, which has been included in the Statements of Operations.

Effective January 1, 2017, the Company entered into a coinsurance retrocession agreement with TLIC Watertree Reinsurance, Inc. (TWRI), an affiliate, under which TWRI coinsures to the Company accelerated death benefits on a product ceded from Transamerica Life Insurance Company to TWRI.

Effective April 14, 2015, the reinsurance agreement dated December 31, 2008 reinsuring variable annuity reinsurance between the Company and Transamerica International Re (Bermuda) Ltd (TIRe), an affiliate, was novated to Firebird Re Corp. (FReC), also an affiliate. Subsequent to the novation, the Companies entered into an amended and restated reinsurance agreement related to the block of business. The modified coinsurance reinsurance reserves were converted to coinsurance reserves and a general account funds withheld was established. During 2017, the Company received invested assets in the amount of $22,479 from FReC as settlement of reinsurance receivables. FReC merged into TLIC, an affiliate, effective October 1, 2018, so the reinsurance agreement is now with TLIC. In 2018, all reinsurance between the Company and TLIC (FReC) was settled in cash.

65

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2019 and 2018 and the change from the prior year are comprised of the following components:

	Ordinary	December 31, 2019 Capital	Total
Gross Deferred Tax Assets	$708,175	$31,638	$739,813
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	708,175	31,638	739,813
Deferred Tax Assets Nonadmitted	334,893	—	334,893

Subtotal (Net Deferred Tax Assets)	373,282	31,638	404,920
Deferred Tax Liabilities	129,055	44,616	173,671

Net Admitted Deferred Tax Assets	$244,227	$(12,978)	$231,249

		December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$693,441	$51,157	$744,598
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	693,441	51,157	744,598
Deferred Tax Assets Nonadmitted	335,913	—	335,913

Subtotal (Net Deferred Tax Assets)	357,528	51,157	408,685
Deferred Tax Liabilities	123,272	46,464	169,736

Net Admitted Deferred Tax Assets	$234,256	$4,693	$238,949

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$14,734	$(19,519)	$(4,785)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	14,734	(19,519)	(4,785)
Deferred Tax Assets Nonadmitted	(1,020)	—	(1,020)

Subtotal (Net Deferred Tax Assets)	15,754	(19,519)	(3,765)
Deferred Tax Liabilities	5,783	(1,848)	3,935

Net Admitted Deferred Tax Assets	$9,971	$(17,671)	$(7,700)

66

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2019	2018	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$364,402	$361,776	$2,626
Investments	74,613	68,973	5,640
Deferred acquisition costs	237,251	227,453	9,798
Policyholder dividends accrual	196	210	(14)
Fixed assets	1,590	420	1,170
Compensation and benefits accrual	383	358	25
Receivables - nonadmitted	19,999	23,535	(3,536)
Other (including items <5% of total ordinary tax assets)	9,741	10,716	(975)

Subtotal	708,175	693,441	14,734

Nonadmitted	334,893	335,913	(1,020)

Admitted ordinary deferred tax assets	373,282	357,528	15,754

Capital:
Investments	31,638	51,157	(19,519)
Subtotal	31,638	51,157	(19,519)
Admitted capital deferred tax assets	31,638	51,157	(19,519)

Admitted deferred tax assets	$404,920	$408,685	$(3,765)

	Year Ended December 31
	2019	2018	Change
Deferred Tax Liabilities:
Ordinary
Investments	$72,740	$66,130	$6,610
Policyholder reserves	53,123	53,653	(530)
Other (including items <5% of total ordinary tax liabilities)	3,191	3,489	(298)

Subtotal	129,054	123,272	5,782
Capital
Investments	44,617	46,464	(1,847)
Subtotal	44,617	46,464	(1,847)

Deferred tax liabilities	173,671	169,736	3,935

Net deferred tax assets/liabilities	$231,249	$238,949	$(7,700)

As a result of the 2017 Tax Cuts and Jobs Act (TCJA), the Company’s tax reserve deductible temporary difference decreased by ($400,000). This change results in an offsetting $400,000 deductible temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The remaining amortizable balance is included within the Policyholder Reserves line items above.

67

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2019 and 2018 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

				December 31, 2019
			Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$11,238	$11,238
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		220,011	—	220,011
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	220,011	—	220,011
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	310,453
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		153,271	20,400	173,671

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$373,282	$31,638	$404,920

			Ordinary	December 31, 2018 Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$17,086	$17,086
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		221,863	—	221,863
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	221,863	—	221,863
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	258,932
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a)and 2(b) above) Offset by Gross Deferred Tax Liabilities		135,665	34,071	169,736

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$357,528	$51,157	$408,685

68

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

			Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks		$—	$(5,848)	$(5,848)
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)		(1,852)	—	(1,852)
	1.	Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	(1,852)	—	(1,852)
	2.	Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	51,521
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities		17,606	(13,671)	3,935

2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))		$15,754	$(19,519)	$(3,765)

			December 31
			2019	2018	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount			877%	758%	119%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 Above			$2,069,687	$1,726,211	$343,476

69

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The impact of tax planning strategies at December 31, 2019 and 2018 was as follows:

		December 31, 2019
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	0%	2%

		December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	0%	30%	4%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2019	2018	Change
Current Income Tax
Federal	$39,259	$30,372	$8,887

Subtotal	39,259	30,372	8,887
Federal income tax on net capital gains	8,597	(47,135)	55,732

Federal and foreign income taxes incurred	$47,856	$(16,763)	$64,619

	Year Ended December 31
	2018	2017	Change
Current Income Tax
Federal	$30,372	$903,151	$(872,779)

Subtotal	30,372	903,151	(872,779)
Federal income tax on net capital gains	(47,135)	94,516	(141,651)

Federal and foreign income taxes incurred	$(16,763)	$997,667	$(1,014,430)

70

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2019	2018	2017
Current income taxes incurred	$47,856	$(16,763)	$997,667
Change in deferred income taxes (without tax on unrealized gains and losses)	(10,084)	(7,833)	39,231

Total income tax reported	$37,772	$(24,596)	$1,036,898

Income before taxes	$619,186	$400,924	$1,058,153
	21.00%	21.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$130,029	$84,194	$370,354

Increase (decrease) in actual tax reported resulting from:

Pre-tax income of disregarded subsidiaries	$(2,007)	$(2,411)	$(1,074)
Dividends received deduction	(31,895)	(25,962)	(46,859)
Tax-exempt income	(861)	(1,102)	(1,663)
Nondeductible expenses	252	604	304
Pre-tax items reported net of tax	(52,817)	(54,399)	344,472
Tax credits	(13,951)	(9,199)	(6,892)
Prior period tax return adjustment	4,028	(21,398)	4,029
Change in tax rates	—	—	357,034
Change in uncertain tax positions	—	948	(3,844)
Deferred tax expense on other items in surplus	4,916	3,900	20,986
Other	78	229	51

Total income tax reported	$37,772	$(24,596)	$1,036,898

On December 22, 2017, the TCJA reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $357,034, excluding $23,017 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see the listing of companies in Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based

71

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2019.

The following is income tax expense for current year and preceding years that is available for recoupment in the event of future losses:

Total
2019	$7,361
2018	$—
2017	$72,284

The total amount of the unrecognized tax benefits that, if recognized, would affect the effective income tax rate:

Unrecognized Tax Benefits
Balance at January 1, 2018	$1,804
Tax positions taken during prior period	948

Balance at December 31, 2018	$2,752

Balance at December 31, 2019	$2,752

The Company classifies interest and penalties related to income taxes as income tax expense. The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

	Interest	Penalties	Total payable (receivable)
Balance at January 1, 2017	$236	$—	$236
Interest expense (benefit)	(20)	—	(20)
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2017	$216	$—	$216
Interest expense (benefit)	419	—	419
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2018	$635	$—	$635
Interest expense (benefit)	264	—	264
Penalties expense (benefit)	—	—	—
Cash (paid) received	—	—	—

Balance at December 31, 2019	$899	$—	$899

72

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote. The Company has 10,000 shares of Class A and 10,000 shares of Class B common shares authorized at $750 per share par value of which, 9,819 of Class A and 3,697 of Class B were issued and outstanding at December 31, 2019 and 2018.

The Company has no preferred stock authorized.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $349,625.

On February 1, 2019, the Company paid ordinary common stock dividends of $8,444 to Commonwealth General Corporation.

The Company received ordinary common stock dividends of $30,000, $20,000, $15,000, and $15,000 from World Financial Group Insurance Agency, Inc. on March 29, 2019, June 21, 2019, September 30, 2019, and December 20, 2019, respectively.

On December 20, 2019, Transamerica Realty paid ordinary common stock dividends of $2,826 to the Company.

The Company reported a contribution receivable from parent of $150,000 at December 31, 2017. The contribution was received on February 1, 2018.

On December 31, 2018 the Company received a $6 contribution from its subsidiary Transamerica Asset Management, Inc. On December 31, 2018, the Company paid a $1,360 non-cash contribution to its subsidiary, Real Estate Alternatives Portfolio 3A, Inc. (REAP 3A). On December 19, 2018, the Company received a common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000. On September 27, 2018, the Company received a non-cash common stock dividend from its subsidiary, World Financial Group Insurance Agency, Inc. in the amount of $30,000.

73

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019, the Company meets the minimum RBC requirements.

The Company’s surplus notes are held by CGC and Transamerica Corporation (TA Corp). These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Iowa Insurance Division prior to paying quarterly interest payments.

On December 20, 2019, the Company repaid in full its $57,266 surplus note with Transamerica Corporation and made a partial repayment of $42,734 on its surplus note with Commonwealth General Corporation. The Company received IID approval for this transaction. Additional information related to the outstanding surplus notes at December 31, 2019 and 2018 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2019
CGC	$60,000	$6,306	$98,822	$300
TA Corp	—	3,627	45,724	—

Total	$60,000	$9,933	$144,546	$300

2018
CGC	$102,734	$6,164	$92,515	$514
TA Corp	57,266	3,436	42,097	286

Total	$160,000	$9,600	$134,612	$800

74

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

11. Securities Lending

The Company participates in an agent-managed securities lending program in which the Company primarily loans out US Treasuries and other bonds. The Company receives collateral equal to 102% of the fair value of the loaned government or other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2019 and 2018, respectively, securities with a fair value of $716,001 and $555,825 were on loan under securities lending agreements as part of this program. At December 31, 2019 and 2018, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $757,186 and $575,155 at December 31, 2019 and 2018, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2019	2018
Open	$757,186	$574,886

Total	757,186	574,886

Securities received	—	—

Total collateral received	$757,186	$574,886

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

75

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2019		2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$26,407	$26,407	$85,260	$85,260
30 days or less	208,268	208,268	140,236	140,236
31 to 60 days	309,546	309,546	104,248	104,249
61 to 90 days	75,517	75,517	60,156	60,155
91 to 120 days	73,818	73,818	104,653	104,653
121 to 180 days	63,630	63,630	80,602	80,602

Total	757,186	757,186	575,155	575,155

Securities received	—	—	—	—

Total collateral reinvested	$757,186	$757,186	$575,155	$575,155

For securities lending, the Company’s source of cash used to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $757,905 (fair value of $757,186) that are currently tradable securities that could be sold and used to pay for the $757,186 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by TA Corp which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense was $1,746, $1,767 and $1,805 was allocated to the Company for the years ended December 31, 2019, 2018 and 2017, respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

76

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP No. 102, Pensions. Pension expenses were $3,889, $3,832 and $4,166, for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP No. 92, Postretirement Benefits Other Than Pensions. The Company expensed $585, $710 and $769 related to these plans for the years ended December 31, 2019, 2018 and 2017, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2019, 2018 and 2017 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, LLC. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The amount received by the Company as a result of being a party to these agreements was $121,914, $101,998 and $50,807 during 2019, 2018 and 2017, respectively. The amount paid as a result of being a party to these agreements was $449,378, $477,650 and $328,319 during 2019, 2018 and 2017, respectively.

77

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $19, $24 and $41 for the years ended December 31, 2019, 2018 and 2017, respectively.

At December 31, 2019 and 2018, the Company reported a net amount of $28,746 and ($12,506) (payable to)/receivable from parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate.

During 2019, 2018 and 2017, the Company (paid)/received net interest of ($37), ($582) and ($75), respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Transamerica Series Trust. The Company received $20,792, $21,516 and $22,070 for these services during 2019, 2018 and 2017, respectively.

At December 31, 2019, the Company had short-term intercompany notes receivable of $102,900 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$8,600	December 18, 2020	1.61%

Transamerica Corporation	94,300	December 30, 2020	1.61%

At December 31, 2018, the Company had short-term intercompany notes receivable of $194,600 as follows.

Receivable from	Amount	Due By	Interest Rate
Transamerica Corporation	$24,100	September 21, 2019	1.99%

Transamerica Corporation	22,500	October 3, 2019	2.15%

Transamerica Corporation	12,800	October 5, 2019	2.15%

Transamerica Corporation	29,200	October 26, 2019	2.15%

Transamerica Corporation	106,000	December 14, 2019	2.31%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TLIC. At December 31, 2019 and 2018, the cash surrender value of these policies was $170,124 and $167,126, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held aggregate reserves for policies and contracts related to these policies of $181,648 and $179,004 at December 31, 2019 and 2018, respectively.

78

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

Information regarding the Company’s affiliated guarantees is available in Note 15. Commitments and Contingencies.

The Company utilizes the look-through approach in valuing its investment in the following ten entities.

Real Estate Alternatives Portfolio 3, LLC	$6,338
Real Estate Alternatives Portfolio 4 HR, LLC	$47,545
Real Estate Alternatives Portfolio 4 MR, LLC	$3,043
Aegon Multi-Family Equity Fund, LLC	$14,713
Aegon Workforce Housing Fund 2, L.P.	$40,684
Aegon Workforce Housing Fund 3, L.P.	$6,238
Natural Resources Alternatives Portfolio I, LLC	$85,097
Natural Resources Alternatives Portfolio II, LLC	$2
Natural Resources Alternatives Portfolio 3, LLC	$79,648
Zero Beta Fund, LLC	$283,925

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97 entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies, entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

79

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following tables shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$8,949	$8,949	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	90,420	90,420	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	73	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$99,369	$99,369	$—

SSAP No. 97 8b(iv) Entities
0	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$99,369	$99,369	$—

Aggregate Total	XXX	$99,369	$99,369	$—

80

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8a Entities	XXX	$—	$—	$—

SSAP No. 97 8b(ii) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(ii) Entities	XXX	$—	$—	$—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	37%	$15,475	$15,475	$—
INTERSECURITIES INS AGENCY INC	100	—	—	—
TRANSAMERICA ASSET MANAGEMENT INC	77	68,079	68,079	—
TRANSAMERICA FUND SERVICES INC	44	—	—	—
WORLD FIN GRP INSURANCE AGENCY INC	100	—	—	—
AEGON DIRECT MARKETING SVC INC	74	—	—	—

Total SSAP No. 97 8b(iii) Entities	XXX	$83,554	$83,554	$—

SSAP No. 97 8b(iv) Entities
None	—%	$—	$—	$—

Total SSAP No. 97 8b(iv) Entities	XXX	$—	$—	$—

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$83,554	$83,554	$—

Aggregate Total	XXX	$83,554	$83,554	$—

81

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities) as of December 31, 2019 and 2018:

December 31, 2019

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
			$—

Total SSAP No. 97 8a Entities	—	—	—	—	—	—

SSAP No. 97 8b(ii) Entities
			$—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	1/6/2020	$14,455	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	8/30/2019	66,705	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$81,160	—	—	—

SSAP No. 97 8b(iv) Entities
			$—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$81,160	—	—	—

Aggregate Total	—	—	$81,160	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

82

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None	—		$—	—	—	—

Total SSAP No. 97 8a Entities	—	—	$—	—	—	—

SSAP No. 97 8b(ii) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(ii) Entities	—	—	$—	—	—	—

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$11,370	Y	N	I
INTERSECURITIES INS AGENCY INC	NA		—	—	—	I
TRANSAMERICA ASSET MANAGEMENT INC	S2	2/19/2019	39,532	Y	N	I
TRANSAMERICA FUND SERVICES INC	NA		—	—	—	I
WORLD FIN GRP INSURANCE AGENCY INC	NA		—	—	—	I
AEGON DIRECT MARKETING SVC INC	NA		—	—	—	I

Total SSAP No. 97 8b(iii) Entities	—	—	$50,902	—	—	—

SSAP No. 97 8b(iv) Entities
None	—		$—	—	—	—

Total SSAP No. 97 8b(iv) Entities	—	—	$—	—	—	—

Total SSAP No. 97 8b Entities (except 8bi entities)	—	—	$50,902	—	—	—

Aggregate Total	—	—	$50,902	—	—	—

*	S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing
**	I – Immaterial or M – Material
(1)	NAIC Valuation Amount is as of the Filing Date to the NAIC

83

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

14. Managing General Agents

The Company utilizes managing general agents (MGA) and third-party administrators (TPA) in its operation. Information regarding these entities for the year ended December 31, 2019 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355	23-1945930	NO	Deferred and Income Annuities	C,B,P,U	$631,289

Total					$631,289

C-	Claims Payment
B-	Binding Authority1%
P-	Premium Collection
U-	Underwriting

For the years ended December 31, 2019, 2018 and 2017, respectively, direct premiums of $631,289, $783,938 and $928,060 were written by MGA’s and TPA’s.

15. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $50,276,331 and $52,252,582 as of December 31, 2019 and 2018, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. There has been no contract reserve established for the possibility of unexpected benefit payments at below market interest rates at December 31, 2019 and 2018, respectively. Effective July 1, 2017, the Company entered into a coinsurance agreement under which the Company cedes 50% of its outstanding synthetic GIC notional.

At December 31, 2019 and 2018, the Company has mortgage loan commitments of $205,984 and $166,585, respectively.

84

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments of $457,896 and $311,089 at December 31, 2019 and 2018, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $66,571 and $77,186.

Private placement commitments outstanding as of December 31, 2019 were $73,260. Private placement commitments outstanding as of December 31, 2018 were and $34,030.

There were no securities acquired (sold) on a TBA basis as of December 31, 2019 and 2018, respectively.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. The amount of cash collateral pledged by the Company as of December 31, 2019 and 2018, respectively, was $0 and $11,500.

At December 31, 2019 and 2018, securities in the amount of $0 and $1,777, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds to improve spread lending liquidity. The Company has determined the actual/estimated maximum borrowing capacity as $1,866,170. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

At December 31, 2019 and 2018, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2019	2018
Membership Stock:
Class A	$—	$—
Class B	10,000	10,000
Activity Stock	47,000	56,800
Excess Stock	—	—

Total	$57,000	$66,800

85

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

At December 31, 2019, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Membership Stock
Class A	$—	$—	$—	$—
Class B	—	—	—	10,000

Total	$—	$—	$—	$10,000

At December 31, 2019 and 2018, the amount of collateral pledged and the maximum amount pledged to the FHLB during the reporting period was as follows:

	Fair Value	Carry Value
December 31, 2019
Total Collateral Pledged	$1,928,082	$1,829,749
Maximum Collateral Pledged	1,918,144	1,872,037

	Fair Value	Carry Value
Decemeber 31, 2018
Total Collateral Pledged	$2,063,593	$2,086,543
Maximum Collateral Pledged	2,066,367	2,135,128

At December 31, 2019 and 2018, the borrowings from the FHLB were as follows:

	December 31, 2019		December 31, 2018
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established
Debt[1]	$1,175,000	$—	$1,175,000	$—
Funding agreements[2]	—	—	245,000	246,610
Other	—	—	—	—

Total	$1,175,000	$—	$1,420,000	$246,610

[1]	The maximum amount of borrowing during 2019 was $1,175,000
[2]	The maximum amount of borrowing during 2019 was $0

86

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

As of December 31, 2019 , the weighted average interest rate on FHLB advances was 2.120% with a weighted average term of 0.8 years. During 2018, the weighted average interest rate on FHLB advances was 2.738% with a weighted average term of 2.1 years.

At December 31, 2019, the borrowings from the FHLB were not subject to prepayment penalties.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2019 for the total payout block is $2,124,229. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2019 and 2018, the Company’s reserves related to this matter were not material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for

87

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

financial reporting purposes. The Company has established a reserve of $2,780 and $3,122, and an offsetting premium tax benefit of $2,125 and $2,456 at December 31, 2019 and 2018, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $1,122, $386 and $1,193 for the years ended December 31, 2019, 2018 and 2017.

16. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2019 and 2018, the Company had dollar repurchase agreements outstanding in the amount of $255,491 and $110,400, respectively, which is included in borrowed money on the balance sheets. Those amounts include accrued interest of $677 and $360, at December 31, 2019 and 2018, respectively. At December 31, 2019, securities with a book value of $254,966 and a fair value of $255,467 were subject to dollar repurchase agreements. These securities have maturity dates that range from January 1, 2033 to November 1, 2049. At December 31, 2018, securities with a book value of $109,657 and a fair value of $111,051 were subject to dollar repurchase agreements. The Company does not have the legal right to recall or substitute the underlying assets prior to the transaction’s scheduled termination. Upon scheduled termination, the counterparty is obligated to return substantially similar assets.

The contractual maturities of dollar repurchase agreements are as follows:

	Fair Value
	2019	2018
Open	$254,814	$110,040
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—

Total	254,814	110,040

Securities received	—	—

Total collateral received	$254,814	$110,040

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2019 and reacquired within 30 days of the sale date.

88

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

17. Reconciliation to Statutory Statement

The following is a reconciliation of amounts previously reported to the Iowa Department of Financial Regulation in the 2019 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

December 31 2019
Balance Sheets
Total assets as reported in the Company’s Annual Statement	$52,514,952
Increase in other assets	1,741

Total assets as reported in the accompanying audited statutory basis balance sheet	$52,516,693

Total liabilities as reported in the Company’s Annual Statement	$50,207,465
Increase in policy and contract claim reserves	8,292

Total liabilities as reported in the accompanying audited statutory basis balance sheet	$50,215,757

Total capital and surplus as reported in the Company’s Annual Statement	$2,307,487
Decrease in net income	(6,551)

Total capital and surplus as reported in the accompanying audited statutory basis balance sheet	$2,300,936

Statements of Operations
Statutory net income as reported in the Company’s Annual Statement	$578,755
Decrease in federal income tax (benefit) expense	1,741
Increase in death benefits	(8,292)

Total net income as reported in the accompanying audited statutory basis statement of operations	$572,204

The reconciling differences to the Annual Statement are driven by Management’s decision to record a current year adjustment identified after annual statement reporting.

18. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2019 through April 20, 2020.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified the following Type II subsequent events for the year ended December 31, 2019:

89

Transamerica Premier Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

In January 2020, management entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. The estimated pre-tax gain on the transaction is $450,000. The letter of intent is consistent with the Company’s objective to reduce its commercial real estate exposure and is expected to close in the second quarter of 2020.

Since January 2020, the Coronavirus disease (COVID-19) outbreak is causing disruption to business, markets, and industry. The Company is continuously monitoring the market, and the economic factors that impact the Company, to proactively manage the associated risks. At this point, management believes the most significant risks the Company faces are related to financial markets (particularly credit, equity, and interest rates risks), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior). As of the audit report release date, the Company continues to monitor and evaluate the impacts of the COVID-19 crisis on the Company’s 2020 results through the use of sensitivities and stress testing. While it is too early to provide long-term impacts, if any, management has determined the Company remains strongly capitalized with RBC remaining within target limits set by the capital management policy.

90

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
Transamerica Corporation	42-1484983
Aegon Asset Management Services Inc	39-1884868
Aegon Direct Marketing Services Inc	42-1470697
Aegon Financial Services Group Inc	41-1479568
Aegon Institutional Markets Inc	61-1085329
Aegon Management Company	35-1113520
Aegon USA Real Estate Services Inc	61-1098396
Aegon USA Realty Advisors of CA	20-5023693
AFSG Securities Corporation	23-2421076
AUSA Properties Inc	27-1275705
Commonwealth General Corporation	51-0108922
Creditor Resources Inc	42-1079584
CRI Solutions Inc	52-1363611
Financial Planning Services Inc	23-2130174
Garnet Assurance Corporation	11-3674132
Garnet Assurance Corporation II	14-1893533
Garnet Assurance Corporation III	01-0947856
Intersecurities Ins Agency	42-1517005
LIICA RE II	20-5927773
Massachusetts Fidelity Trust	42-0947998
MLIC RE I Inc	01-0930908
Money Services Inc	42-1079580
Monumental General Administrators Inc	52-1243288
Pearl Holdings Inc I	20-1063558
Pearl Holdings Inc II	20-1063571
Pine Falls Re Inc	26-1552330
Real Estate Alternatives Portfolio 3A Inc	20-1627078
River Ridge Insurance Company	20-0877184
Short Hills Management	42-1338496
Stonebridge Benefit Services Inc	75-2548428
Stonebridge Reinsurance Company	61-1497252
TCF Asset Management Corp	84-0642550

91

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
TCFC Air Holdings Inc	32-0092333
TCFC Asset Holdings Inc	32-0092334
TLIC Oakbrook Reinsurance Inc.	47-1026613
TLIC Riverwood Reinsurance Inc	45-3193055
TLIC Watertree Reinsurance, Inc.	81-3715574
Tranasmerica Advisors Life Insurance Company	91-1325756
Transamerica Accounts Holding Corp	36-4162154
Transamerica Affinity Services Inc	42-1523438
Transamerica Affordable Housing Inc	94-3252196
Transamerica Agency Network Inc	61-1513662
Transamerica Asset Management	59-3403585
Transamerica Capital Inc	95-3141953
Transamerica Casualty Insurance Company	31-4423946
Transamerica Commercial Finance Corp I	94-3054228
Transamerica Consumer Finance Holding Company	95-4631538
Transamerica Corporation (OREGON)	98-6021219
Transamerica Distribution Finance Overseas Inc	36-4254366
Transamerica Finance Corporation	95-1077235
Transamerica Financial Advisors	59-2476008
Transamerica Financial Life Insurance Company	36-6071399
Transamerica Fund Services Inc	59-3403587
Transamerica Home Loan	95-4390993
Transamerica International Re (Bermuda) Ltd	98-0199561
Transamerica Investors Securities Corp	13-3696753
Transamerica Leasing Holdings Inc	13-3452993
Transamerica Life Insurance Company	39-0989781
Transamerica Pacific Insurance Co Ltd	94-3304740
Transamerica Premier Life Insurance Company	52-0419790
Transamerica Resources Inc	52-1525601
Transamerica Small Business Capital Inc	36-4251204
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790

92

Transamerica Premier Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation

EIN: 42-1484983

AFFILIATIONS SCHEDULE

YEAR ENDED DECEMBER 31, 2019

Attachment to Note 9

Entity Name	FEIN
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959
Zero Beta Fund LLC	26-1298094

93

Statutory-Basis Financial

Statement Schedules

94

Transamerica Premier Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2019

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$1,560,785	$1,862,567	$1,615,584
States, municipalities and political subdivisions	833,144	850,566	833,144
Foreign governments	137,981	148,272	137,879
Hybrid securities	196,725	212,249	196,725
All other corporate bonds	15,095,418	16,922,223	15,094,633
Preferred stocks	14,277	4,361	4,955

Total fixed maturities	17,838,330	20,000,237	17,882,922

Equity securities
Common stocks:
Industrial, miscellaneous and all other	59,000	59,056	59,056

Total equity securities	59,000	59,056	59,056

Mortgage loans on real estate	2,737,109		2,737,109
Real estate	187,639		187,639
Policy loans	962,408		962,408
Other long-term investments	395,529		395,529
Receivable for securities	117		117
Securities lending	757,186		757,186
Cash, cash equivalents and short-term investments	625,320		625,320

Total investments	$23,562,638		$23,607,286

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)

United States government and corporate bonds of $3,256 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $2,272 due to having an NAIC 5 rating.

95

Transamerica Premier Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2019
Individual life	$9,986,959	$—	$130,291	$1,662,742	$599,147	$1,101,732	$752,986
Individual health	5,486,208	91,920	271,895	649,805	346,063	978,406	90,735
Group life and health	935,594	10,187	60,863	270,557	60,130	267,918	93,548
Annuity	1,383,733	—	667	764,777	89,519	2,147,944	(1,182,538)

	$17,792,494	$102,107	$463,716	$3,347,881	$1,094,859	$4,495,999	$(245,269)

Year ended December 31, 2018
Individual life	$9,092,422	$—	$108,676	$1,564,433	$461,112	$1,126,141	$699,006
Individual health	5,352,657	87,849	239,105	623,162	355,005	849,323	69,107
Group life and health	949,395	16,832	85,766	454,695	55,332	298,180	191,302
Annuity	1,466,569	—	698	907,732	87,245	1,223,719	(223,394)
Other	—	—	—	—	91,714	—	—

	$16,861,043	$104,681	$434,245	$3,550,022	$1,050,408	$3,497,363	$736,021

Year ended December 31, 2017
Individual life	$8,490,074	$—	$102,824	$1,030,788	$1,190,643	$1,233,999	$784,581
Individual health	5,104,517	86,651	232,622	2,206,192	(984,774)	5,013,202	(2,848,263)
Group life and health	948,227	25,767	98,609	739,799	20,356	758,598	(26,525)
Annuity	1,513,456	—	466	(1,680,475)	559,012	(786,325)	(563,464)
Other	—	—	—	—	94,255	—	—

	$16,056,274	$112,418	$434,521	$2,296,304	$879,492	$6,219,474	$(2,653,671)

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

96

Transamerica Premier Life Insurance Company

Reinsurance

(Dollars in Thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2019
Life insurance in force	$228,583,374	$58,822,199	$733,656	$170,494,831	0%

Premiums:
Individual life	$1,992,383	$352,503	$22,863	$1,662,743	1%
Individual health	266,540	21	383,287	649,806	59%
Group life and health	263,504	55,112	62,165	270,557	23%
Annuity	826,029	61,210	(43)	764,776	0%

	$3,348,455	$468,847	$468,272	$3,347,881	14%

Year ended December 31, 2018
Life insurance in force	$225,354,149	$65,732,854	$797,813	$160,419,108	0%

Premiums:
Individual life	$1,931,651	$391,966	$24,748	$1,564,433	2%
Individual health	241,100	129	382,191	623,162	61%
Group life and health	454,075	66,673	67,292	454,695	15%
Annuity	951,927	44,216	21	907,732	0%

	$3,578,753	$502,984	$474,252	$3,550,022	13%

Year ended December 31, 2017
Life insurance in force	$221,055,780	$69,201,990	$987,895	$152,841,685	1%

Premiums:
Individual life	$1,851,802	$846,830	$25,816	$1,030,788	3%
Individual health	227,972	(137)	1,978,082	2,206,191	90%
Group life and health	603,267	89,820	226,352	739,799	31%
Annuity	973,308	2,653,795	13	(1,680,474)	0%

	$3,656,349	$3,590,308	$2,230,263	$2,296,304	97%

97

19. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through September 28, 2020.

As discussed in Note 18 to the audited financial statements, the Company entered into a letter of intent for the sale of the Pyramid Center Complex owned by the Company. On June 30, 2020, a purchase and sale agreement was reached with a sales price of $650,000 and expected closure by the end of 2020. As such, the asset has been classified as held for sale beginning on June 30, 2020 until final sale closure.

On May 15, 2020, the Company paid a dividend to its parent company, CGC, in the amount $700,000. The dividend included $76,604 in cash and $623,396 in securities.

On June 22, 2020, the Company repaid $60,000 of a surplus note to CGC. The Company received approval from the IID prior to its repayment of the surplus note as well as prior to making interest payments.

On June 30, 2020, the Company provided $5,000 to Transamerica Pacific Re, Inc. (TPRe), a newly formed AXXX captive reinsurance related party entity, in consideration for 5,000 shares of its stock becoming the sole shareholder of TPRe. The Company provided an additional capital contribution of $70,000 to TPRe on June 30, 2020.

With approval from the IID, the Company entered into a reinsurance agreement with Wilton Reassurance Company to novate life owned life insurance policies previously issued by the Company to TLIC effective July 1, 2020. The company novated $183,967 of reserves and claim reserves, which was recorded as an adjustment to the balance sheet, and paid a ceding commission of $7,400. The transaction resulted in a pre-tax loss of $7,400 which has been included in the Statements of Operations.

Effective October 1, 2020, the Company was merged with TLIC, an Iowa domiciled affiliate, with TLIC emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division.

98

FINANCIAL STATEMENTS

Transamerica Premier Life Insurance Company

Separate Account VA V

Years Ended December 31, 2019 and 2018

Transamerica Premier Life Insurance Company

Separate Account VA V

Financial Statements

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Premier Life Insurance Company and the Contract Owners of Separate Account VA V

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Separate Account VA V indicated in the table below as of December 31, 2019, and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of Separate Account VA V as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

AB Balanced Wealth Strategy Class B Shares	TA Aegon U.S. Government Securities Service Class
Access VP High Yield	TA Barrow Hanley Dividend Focused Service Class
Fidelity® VIP Index 500 Service Class 2	TA BlackRock Global Real Estate Securities Service Class
Franklin Allocation Class 4 Shares	TA BlackRock Government Money Market Service Class
ProFund VP Asia 30	TA BlackRock iShares Edge 40 Service Class
ProFund VP Basic Materials	TA BlackRock Tactical Allocation Service Class
ProFund VP Bull	TA Greystone International Growth Service Class
ProFund VP Consumer Services	TA Janus Balanced Service Class
ProFund VP Emerging Markets	TA Janus Mid-Cap Growth Service Class
ProFund VP Europe 30	TA JPMorgan Asset Allocation - Conservative Service Class
ProFund VP Falling U.S. Dollar	TA JPMorgan Asset Allocation - Growth Service Class
ProFund VP Financials	TA JPMorgan Asset Allocation - Moderate Service Class
ProFund VP Government Money Market	TA JPMorgan Asset Allocation - Moderate Growth Service Class
ProFund VP International	TA JPMorgan Core Bond Service Class
ProFund VP Japan	TA JPMorgan Enhanced Index Service Class
ProFund VP Mid-Cap	TA JPMorgan International Moderate Growth Service Class
ProFund VP NASDAQ-100	TA JPMorgan Tactical Allocation Service Class
ProFund VP Oil & Gas	TA Managed Risk - Balanced ETF Service Class
ProFund VP Pharmaceuticals	TA Managed Risk - Conservative ETF Service Class
ProFund VP Precious Metals	TA Managed Risk - Growth ETF Service Class
ProFund VP Short Emerging Markets	TA Morgan Stanley Capital Growth Service Class
ProFund VP Short International	TA Multi-Managed Balanced Service Class
ProFund VP Short NASDAQ-100	TA PIMCO Tactical - Balanced Service Class
ProFund VP Short Small-Cap	TA PIMCO Tactical - Conservative Service Class
ProFund VP Small-Cap	TA PIMCO Tactical - Growth Service Class
ProFund VP Small-Cap Value	TA PIMCO Total Return Service Class
ProFund VP Telecommunications	TA QS Investors Active Asset Allocation - Conservative Service Class
ProFund VP U.S. Government Plus	TA QS Investors Active Asset Allocation - Moderate Growth Service Class
ProFund VP UltraSmall-Cap	TA Small/Mid Cap Value Service Class
ProFund VP Utilities	TA T. Rowe Price Small Cap Service Class
TA Aegon High Yield Bond Service Class	TA WMC US Growth Service Class

Basis for Opinions

These financial statements are the responsibility of the Transamerica Premier Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of Separate Account VA V based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

April 17, 2020

We have served as the auditor of one or more of the subaccounts of Separate Account VA V since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1(i)

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AB Balanced Wealth Strategy Class B Shares	6,640.759	$72,269	$67,072	$—	$67,072	31,437	$2.059208	$12.124131
Access VP High Yield	458.951	13,107	13,176	(2)	13,174	7,132	1.808462	11.221597
Fidelity® VIP Index 500 Service Class 2	2,009.820	334,877	635,847	134	635,981	217,877	2.757304	14.393714
Franklin Allocation Class 4 Shares	91,156.060	640,912	635,358	18	635,376	294,118	2.101624	11.449388
ProFund VP Asia 30	399.319	24,445	24,818	(13)	24,805	24,710	0.961744	12.886056
ProFund VP Basic Materials	826.799	45,466	53,502	6	53,508	42,861	1.214138	11.220589
ProFund VP Bull	3,082.931	128,986	165,307	8	165,315	93,122	1.735844	13.720261
ProFund VP Consumer Services	2,926.412	192,713	242,804	(3)	242,801	90,942	2.621790	14.103624
ProFund VP Emerging Markets	1,555.360	41,455	45,230	2	45,232	53,715	0.813772	13.175862
ProFund VP Europe 30	253.565	5,827	5,959	—	5,959	6,632	0.861142	11.490470
ProFund VP Falling U.S. Dollar	409.946	8,999	7,215	1	7,216	12,496	0.562655	9.589951
ProFund VP Financials	387.862	14,208	17,865	—	17,865	15,978	1.097020	13.035279
ProFund VP Government Money Market	221,515.086	221,515	221,515	4	221,519	262,664	0.827850	9.752356
ProFund VP International	741.007	15,310	14,568	1	14,569	18,036	0.771421	11.586939
ProFund VP Japan	—	—	—	—	—	—	0.912308	11.741217
ProFund VP Mid-Cap	696.293	17,460	16,634	(3)	16,631	9,305	1.706505	11.522541
ProFund VP NASDAQ-100	858.071	37,898	44,345	(5)	44,340	13,338	3.223732	16.604127
ProFund VP Oil & Gas	1,517.000	68,103	45,298	(2)	45,296	63,291	0.695806	7.987728
ProFund VP Pharmaceuticals	49.917	1,727	1,712	(7)	1,705	912	1.834303	11.179096
ProFund VP Precious Metals	977.181	20,856	24,371	(3)	24,368	44,655	0.533429	12.308442
ProFund VP Short Emerging Markets	—	—	—	—	—	—	0.204135	6.346475
ProFund VP Short International	—	—	—	—	—	—	0.292909	7.428894
ProFund VP Short NASDAQ-100	4.721	326	151	1	152	1,592	0.091316	5.109318
ProFund VP Short Small-Cap	—	—	—	—	—	—	0.138643	7.395573
ProFund VP Small-Cap	8.734	317	309	(2)	307	198	1.524642	11.402007
ProFund VP Small-Cap Value	425.440	20,230	20,706	(11)	20,695	12,036	1.653901	10.831134
ProFund VP Telecommunications	559.526	17,961	17,642	(3)	17,639	17,330	0.980728	9.038143
ProFund VP U.S. Government Plus	1,212.201	27,505	32,911	4	32,915	18,224	1.773636	11.748975
ProFund VP UltraSmall-Cap	—	—	—	—	—	—	1.691599	12.421020
ProFund VP Utilities	740.554	33,796	37,354	(10)	37,344	20,283	1.770269	13.461819
TA Aegon High Yield Bond Service Class	13,113.207	104,000	103,725	1	103,726	50,059	1.947650	11.383462
TA Aegon U.S. Government Securities Service Class	62,433.364	691,919	704,248	—	704,248	538,913	1.226820	10.490498
TA Barrow Hanley Dividend Focused Service Class	43,259.610	909,798	977,235	6	977,241	404,938	2.055959	11.993745
TA BlackRock Global Real Estate Securities Service Class	15,502.055	208,737	218,424	(2)	218,422	92,886	1.791729	11.822349
TA BlackRock Government Money Market Service Class	544,648.380	544,648	544,648	(29)	544,619	585,425	0.894106	9.883807
TA BlackRock iShares Edge 40 Service Class	18,639.347	162,821	173,719	1	173,720	110,858	1.511617	11.535149
TA BlackRock Tactical Allocation Service Class	15,993.141	247,576	254,291	9	254,300	202,160	1.233441	11.959612
TA Greystone International Growth Service Class	32,353.310	270,131	263,356	1	263,357	210,466	1.219789	12.675786
TA Janus Balanced Service Class	8,697.940	129,392	146,299	—	146,299	88,309	1.612881	13.535359
TA Janus Mid-Cap Growth Service Class	5,633.051	165,876	212,422	10	212,432	68,488	3.017780	16.367720
TA JPMorgan Asset Allocation - Conservative Service Class	502,480.510	5,243,328	5,286,095	(26)	5,286,069	3,167,021	1.547846	11.707260
TA JPMorgan Asset Allocation - Growth Service Class	185,927.606	2,147,552	2,309,221	(16)	2,309,205	1,060,914	1.963062	13.256707

See accompanying notes.	2

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Assets and Liabilities

December 31, 2019

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA JPMorgan Asset Allocation - Moderate Service Class	1,600,292.152	$17,265,550	$18,931,456	$(161)	$18,931,295	10,215,903	$1.732766	$12.183387
TA JPMorgan Asset Allocation - Moderate Growth Service Class	2,589,647.595	29,272,927	31,723,183	151	31,723,334	15,742,445	1.852752	12.631076
TA JPMorgan Core Bond Service Class	51,452.951	730,757	729,088	(1)	729,087	488,690	1.405016	10.769873
TA JPMorgan Enhanced Index Service Class	6,068.931	120,375	133,092	(8)	133,084	48,483	2.629258	14.056799
TA JPMorgan International Moderate Growth Service Class	389,236.848	3,488,507	3,845,660	(34)	3,845,626	3,201,964	1.155878	12.008333
TA JPMorgan Tactical Allocation Service Class	8,880.488	134,214	141,022	10	141,032	102,262	1.225264	11.267216
TA Managed Risk - Balanced ETF Service Class	38,051.314	402,354	488,198	1	488,199	335,987	1.406765	11.958328
TA Managed Risk - Conservative ETF Service Class	713.873	8,626	8,931	—	8,931	6,237	1.403651	11.502283
TA Managed Risk - Growth ETF Service Class	151,643.110	1,444,493	1,645,328	(17)	1,645,311	1,070,844	1.480166	12.485334
TA Morgan Stanley Capital Growth Service Class	25,501.297	434,577	453,923	(21)	453,902	123,008	3.586550	17.594161
TA Multi-Managed Balanced Service Class	415,684.363	5,759,538	6,310,089	12	6,310,101	2,409,699	2.413412	12.689820
TA PIMCO Tactical - Balanced Service Class	1,700.488	20,169	21,171	—	21,171	16,463	1.236011	11.952107
TA PIMCO Tactical - Conservative Service Class	3,005.765	33,580	36,610	(1)	36,609	31,444	1.164251	11.789812
TA PIMCO Tactical - Growth Service Class	172.206	2,163	2,127	—	2,127	1,687	1.217613	12.308055
TA PIMCO Total Return Service Class	78,833.468	890,608	918,410	5	918,415	605,344	1.397250	10.810238
TA QS Investors Active Asset Allocation - Conservative Service Class	3,337.069	36,335	36,107	—	36,107	29,023	1.243131	11.535782
TA QS Investors Active Asset Allocation - Moderate Growth Service	6,337.788	74,641	72,568	—	72,568	51,636	1.367383	11.998731
TA Small/Mid Cap Value Service Class	48,594.902	925,438	919,416	(17)	919,399	239,758	3.455528	12.023790
TA T. Rowe Price Small Cap Service Class	46,454.619	656,580	711,220	(9)	711,211	193,018	3.660189	14.126824
TA WMC US Growth Service Class	37,962.969	961,602	1,268,343	10	1,268,353	392,731	3.055088	17.038662

See accompanying notes.	3

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	AB Balanced Wealth Strategy Class B Shares Subaccount	Access VP High Yield Subaccount	Fidelity® VIP Index 500 Service Class 2 Subaccount	Franklin Allocation Class 4 Shares Subaccount	ProFund VP Asia 30 Subaccount
Net Assets as of December 31, 2017:	$53,649	$13,816	$545,921	$795,949	$20,055

Investment Income:
Reinvested Dividends	1,133	359	8,990	21,770	78
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,109	222	9,651	12,914	275

Net Investment Income (Loss)	24	137	(661)	8,856	(197)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	5,069	284	2,861	17,817	—
Realized Gain (Loss) on Investments	(157)	(52)	16,681	3,033	922

Net Realized Capital Gains (Losses) on Investments	4,912	232	19,542	20,850	922
Net Change in Unrealized Appreciation (Depreciation)	(10,279)	(674)	(54,093)	(103,399)	(4,353)

Net Gain (Loss) on Investment	(5,367)	(442)	(34,551)	(82,549)	(3,431)
Net Increase (Decrease) in Net Assets Resulting from Operations	(5,343)	(305)	(35,212)	(73,693)	(3,628)

Increase (Decrease) in Net Assets from Contract Transactions	16,798	(817)	9,672	(140,928)	(4,487)

Total Increase (Decrease) in Net Assets	11,455	(1,122)	(25,540)	(214,621)	(8,115)

Net Assets as of December 31, 2018:	$65,104	$12,694	$520,381	$581,328	$11,940

Investment Income:
Reinvested Dividends	1,592	603	10,358	20,766	32
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,160	218	9,889	10,793	249

Net Investment Income (Loss)	432	385	469	9,973	(217)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	8,257	—	8,834	39,951	—
Realized Gain (Loss) on Investments	(1,691)	(21)	21,695	(2,538)	(87)

Net Realized Capital Gains (Losses) on Investments	6,566	(21)	30,529	37,413	(87)
Net Change in Unrealized Appreciation (Depreciation)	3,110	948	117,805	51,796	2,939

Net Gain (Loss) on Investment	9,676	927	148,334	89,209	2,852
Net Increase (Decrease) in Net Assets Resulting from Operations	10,108	1,312	148,803	99,182	2,635

Increase (Decrease) in Net Assets from Contract Transactions	(8,140)	(832)	(33,203)	(45,134)	10,230

Total Increase (Decrease) in Net Assets	1,968	480	115,600	54,048	12,865

Net Assets as of December 31, 2019:	$67,072	$13,174	$635,981	$635,376	$24,805

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Basic Materials Subaccount	ProFund VP Bull Subaccount	ProFund VP Consumer Services Subaccount	ProFund VP Emerging Markets Subaccount	ProFund VP Europe 30 Subaccount
Net Assets as of December 31, 2017:	$62,216	$233,378	$234,024	$31,342	$7,589

Investment Income:
Reinvested Dividends	222	—	—	95	186
Investment Expense:
Mortality and Expense Risk and Administrative Charges	947	3,118	4,258	599	111

Net Investment Income (Loss)	(725)	(3,118)	(4,258)	(504)	75
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	20,851	13,026	—	—
Realized Gain (Loss) on Investments	607	7,842	2,242	1,521	(40)

Net Realized Capital Gains (Losses) on Investments	607	28,693	15,268	1,521	(40)
Net Change in Unrealized Appreciation (Depreciation)	(11,448)	(38,104)	(16,132)	(8,360)	(1,099)

Net Gain (Loss) on Investment	(10,841)	(9,411)	(864)	(6,839)	(1,139)
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,566)	(12,529)	(5,122)	(7,343)	(1,064)

Increase (Decrease) in Net Assets from Contract Transactions	(1,589)	(86,289)	(23,566)	8,559	(1,081)

Total Increase (Decrease) in Net Assets	(13,155)	(98,818)	(28,688)	1,216	(2,145)

Net Assets as of December 31, 2018:	$49,061	$134,560	$205,336	$32,558	$5,444

Investment Income:
Reinvested Dividends	177	404	—	151	162
Investment Expense:
Mortality and Expense Risk and Administrative Charges	832	2,602	4,089	557	93

Net Investment Income (Loss)	(655)	(2,198)	(4,089)	(406)	69
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,546	2,622	10,043	—	—
Realized Gain (Loss) on Investments	500	4,960	5,310	(1,625)	(190)

Net Realized Capital Gains (Losses) on Investments	2,046	7,582	15,353	(1,625)	(190)
Net Change in Unrealized Appreciation (Depreciation)	6,219	31,536	36,564	7,978	1,125

Net Gain (Loss) on Investment	8,265	39,118	51,917	6,353	935
Net Increase (Decrease) in Net Assets Resulting from Operations	7,610	36,920	47,828	5,947	1,004

Increase (Decrease) in Net Assets from Contract Transactions	(3,163)	(6,165)	(10,363)	6,727	(489)

Total Increase (Decrease) in Net Assets	4,447	30,755	37,465	12,674	515

Net Assets as of December 31, 2019:	$53,508	$165,315	$242,801	$45,232	$5,959

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Falling U.S. Dollar Subaccount	ProFund VP Financials Subaccount	ProFund VP Government Money Market Subaccount	ProFund VP International Subaccount	ProFund VP Japan Subaccount
Net Assets as of December 31, 2017:	$10,092	$62,210	$229,871	$64,055	$—

Investment Income:
Reinvested Dividends	—	210	947	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	158	825	3,858	533	—

Net Investment Income (Loss)	(158)	(615)	(2,911)	(533)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,302	—	—	5,288	—
Realized Gain (Loss) on Investments	(404)	6,054	—	4,406	—

Net Realized Capital Gains (Losses) on Investments	898	6,054	—	9,694	—
Net Change in Unrealized Appreciation (Depreciation)	(1,521)	(10,204)	—	(14,317)	—

Net Gain (Loss) on Investment	(623)	(4,150)	—	(4,623)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(781)	(4,765)	(2,911)	(5,156)	—

Increase (Decrease) in Net Assets from Contract Transactions	(1,546)	(22,259)	(1,250)	(38,829)	—

Total Increase (Decrease) in Net Assets	(2,327)	(27,024)	(4,161)	(43,985)	—

Net Assets as of December 31, 2018:	$7,765	$35,186	$225,710	$20,070	$—

Investment Income:
Reinvested Dividends	3	88	1,807	41	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	121	449	3,914	273	7

Net Investment Income (Loss)	(118)	(361)	(2,107)	(232)	(7)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	824	—	—	—
Realized Gain (Loss) on Investments	(109)	4,615	—	(876)	52

Net Realized Capital Gains (Losses) on Investments	(109)	5,439	—	(876)	52
Net Change in Unrealized Appreciation (Depreciation)	(78)	2,538	—	4,221	—

Net Gain (Loss) on Investment	(187)	7,977	—	3,345	52
Net Increase (Decrease) in Net Assets Resulting from Operations	(305)	7,616	(2,107)	3,113	45

Increase (Decrease) in Net Assets from Contract Transactions	(244)	(24,937)	(2,084)	(8,614)	(45)

Total Increase (Decrease) in Net Assets	(549)	(17,321)	(4,191)	(5,501)	—

Net Assets as of December 31, 2019:	$7,216	$17,865	$221,519	$14,569	$—

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Mid-Cap Subaccount	ProFund VP NASDAQ-100 Subaccount	ProFund VP Oil & Gas Subaccount	ProFund VP Pharmaceuticals Subaccount	ProFund VP Precious Metals Subaccount
Net Assets as of December 31, 2017:	$62,767	$58,545	$79,381	$11,819	$20,144

Investment Income:
Reinvested Dividends	—	—	983	87	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	759	870	1,020	155	236

Net Investment Income (Loss)	(759)	(870)	(37)	(68)	(236)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	16,060	5,636	—	190	—
Realized Gain (Loss) on Investments	(21,022)	8,096	(4,153)	(239)	(3,073)

Net Realized Capital Gains (Losses) on Investments	(4,962)	13,732	(4,153)	(49)	(3,073)
Net Change in Unrealized Appreciation (Depreciation)	1,613	(13,958)	(9,681)	(749)	999

Net Gain (Loss) on Investment	(3,349)	(226)	(13,834)	(798)	(2,074)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,108)	(1,096)	(13,871)	(866)	(2,310)

Increase (Decrease) in Net Assets from Contract Transactions	(41,703)	(12,995)	(18,490)	(3,729)	176

Total Increase (Decrease) in Net Assets	(45,811)	(14,091)	(32,361)	(4,595)	(2,134)

Net Assets as of December 31, 2018:	$16,956	$44,454	$47,020	$7,224	$18,010

Investment Income:
Reinvested Dividends	31	—	641	14	7
Investment Expense:
Mortality and Expense Risk and Administrative Charges	280	627	773	81	338

Net Investment Income (Loss)	(249)	(627)	(132)	(67)	(331)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	232	1,519	204	—
Realized Gain (Loss) on Investments	(868)	1,494	(2,670)	295	(510)

Net Realized Capital Gains (Losses) on Investments	(868)	1,726	(1,151)	499	(510)
Net Change in Unrealized Appreciation (Depreciation)	4,435	11,836	4,591	(9)	8,441

Net Gain (Loss) on Investment	3,567	13,562	3,440	490	7,931
Net Increase (Decrease) in Net Assets Resulting from Operations	3,318	12,935	3,308	423	7,600

Increase (Decrease) in Net Assets from Contract Transactions	(3,643)	(13,049)	(5,032)	(5,942)	(1,242)

Total Increase (Decrease) in Net Assets	(325)	(114)	(1,724)	(5,519)	6,358

Net Assets as of December 31, 2019:	$16,631	$44,340	$45,296	$1,705	$24,368

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Short Emerging Markets Subaccount	ProFund VP Short International Subaccount	ProFund VP Short NASDAQ-100 Subaccount	ProFund VP Short Small-Cap Subaccount	ProFund VP Small-Cap Subaccount
Net Assets as of December 31, 2017:	$—	$—	$227	$—	$21,674

Investment Income:
Reinvested Dividends	—	—	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	3	—	364

Net Investment Income (Loss)	—	—	(3)	—	(364)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	1,928
Realized Gain (Loss) on Investments	—	—	(4)	—	(1,663)

Net Realized Capital Gains (Losses) on Investments	—	—	(4)	—	265
Net Change in Unrealized Appreciation (Depreciation)	—	—	(3)	—	(1,474)

Net Gain (Loss) on Investment	—	—	(7)	—	(1,209)
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	(10)	—	(1,573)

Increase (Decrease) in Net Assets from Contract Transactions	—	—	(1)	—	(12,206)

Total Increase (Decrease) in Net Assets	—	—	(11)	—	(13,779)

Net Assets as of December 31, 2018:	$—	$—	$216	$—	$7,895

Investment Income:
Reinvested Dividends	—	—	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	—	3	—	68

Net Investment Income (Loss)	—	—	(3)	—	(68)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	—	—	(4)	—	(669)

Net Realized Capital Gains (Losses) on Investments	—	—	(4)	—	(669)
Net Change in Unrealized Appreciation (Depreciation)	—	—	(55)	—	1,972

Net Gain (Loss) on Investment	—	—	(59)	—	1,303
Net Increase (Decrease) in Net Assets Resulting from Operations	—	—	(62)	—	1,235

Increase (Decrease) in Net Assets from Contract Transactions	—	—	(2)	—	(8,823)

Total Increase (Decrease) in Net Assets	—	—	(64)	—	(7,588)

Net Assets as of December 31, 2019:	$—	$—	$152	$—	$307

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	ProFund VP Small-Cap Value Subaccount	ProFund VP Telecommunications Subaccount	ProFund VP U.S. Government Plus Subaccount	ProFund VP UltraSmall-Cap Subaccount	ProFund VP Utilities Subaccount
Net Assets as of December 31, 2017:	$18,907	$19,340	$32,147	$—	$37,741

Investment Income:
Reinvested Dividends	—	686	275	—	462
Investment Expense:
Mortality and Expense Risk and Administrative Charges	252	261	496	—	564

Net Investment Income (Loss)	(252)	425	(221)	—	(102)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,447	—	—	—	696
Realized Gain (Loss) on Investments	(1,350)	(853)	(42)	—	(275)

Net Realized Capital Gains (Losses) on Investments	97	(853)	(42)	—	421
Net Change in Unrealized Appreciation (Depreciation)	(2,239)	(3,596)	(1,993)	—	(474)

Net Gain (Loss) on Investment	(2,142)	(4,449)	(2,035)	—	(53)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,394)	(4,024)	(2,256)	—	(155)

Increase (Decrease) in Net Assets from Contract Transactions	(10,550)	10,407	(163)	—	(963)

Total Increase (Decrease) in Net Assets	(12,944)	6,383	(2,419)	—	(1,118)

Net Assets as of December 31, 2018:	$5,963	$25,723	$29,728	$—	$36,623

Investment Income:
Reinvested Dividends	—	608	276	—	578
Investment Expense:
Mortality and Expense Risk and Administrative Charges	103	356	557	—	599

Net Investment Income (Loss)	(103)	252	(281)	—	(21)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	2,170
Realized Gain (Loss) on Investments	(83)	(907)	257	—	784

Net Realized Capital Gains (Losses) on Investments	(83)	(907)	257	—	2,954
Net Change in Unrealized Appreciation (Depreciation)	1,397	4,049	4,892	—	4,398

Net Gain (Loss) on Investment	1,314	3,142	5,149	—	7,352
Net Increase (Decrease) in Net Assets Resulting from Operations	1,211	3,394	4,868	—	7,331

Increase (Decrease) in Net Assets from Contract Transactions	13,521	(11,478)	(1,681)	—	(6,610)

Total Increase (Decrease) in Net Assets	14,732	(8,084)	3,187	—	721

Net Assets as of December 31, 2019:	$20,695	$17,639	$32,915	$—	$37,344

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Aegon High Yield Bond Service Class Subaccount	TA Aegon U.S. Government Securities Service Class Subaccount	TA Barrow Hanley Dividend Focused Service Class Subaccount	TA BlackRock Global Real Estate Securities Service Class Subaccount	TA BlackRock Government Money Market Service Class Subaccount
Net Assets as of December 31, 2017:	$182,303	$1,186,447	$1,181,268	$331,230	$815,728

Investment Income:
Reinvested Dividends	7,810	20,574	19,741	22,176	5,987
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,275	14,484	17,672	4,907	11,852

Net Investment Income (Loss)	5,535	6,090	2,069	17,269	(5,865)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—	—
Realized Gain (Loss) on Investments	1,796	(74,915)	67,823	3,272	—

Net Realized Capital Gains (Losses) on Investments	1,796	(74,915)	67,823	3,272	—
Net Change in Unrealized Appreciation (Depreciation)	(12,739)	56,863	(211,406)	(55,853)	—

Net Gain (Loss) on Investment	(10,943)	(18,052)	(143,583)	(52,581)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(5,408)	(11,962)	(141,514)	(35,312)	(5,865)

Increase (Decrease) in Net Assets from Contract Transactions	(65,686)	115,372	(161,288)	(48,673)	(81,001)

Total Increase (Decrease) in Net Assets	(71,094)	103,410	(302,802)	(83,985)	(86,866)

Net Assets as of December 31, 2018:	$111,209	$1,289,857	$878,466	$247,245	$728,862

Investment Income:
Reinvested Dividends	6,525	14,699	21,064	1,304	11,028
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,785	14,907	15,438	3,982	9,941

Net Investment Income (Loss)	4,740	(208)	5,626	(2,678)	1,087
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	145,517	—	—
Realized Gain (Loss) on Investments	(217)	(24,865)	37,978	(3,182)	—

Net Realized Capital Gains (Losses) on Investments	(217)	(24,865)	183,495	(3,182)	—
Net Change in Unrealized Appreciation (Depreciation)	8,229	69,726	(4,504)	58,095	—

Net Gain (Loss) on Investment	8,012	44,861	178,991	54,913	—
Net Increase (Decrease) in Net Assets Resulting from Operations	12,752	44,653	184,617	52,235	1,087

Increase (Decrease) in Net Assets from Contract Transactions	(20,235)	(630,262)	(85,842)	(81,058)	(185,330)

Total Increase (Decrease) in Net Assets	(7,483)	(585,609)	98,775	(28,823)	(184,243)

Net Assets as of December 31, 2019:	$103,726	$704,248	$977,241	$218,422	$544,619

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA BlackRock iShares Edge 40 Service Class Subaccount	TA BlackRock Tactical Allocation Service Class Subaccount	TA Greystone International Growth Service Class Subaccount	TA Janus Balanced Service Class Subaccount	TA Janus Mid-Cap Growth Service Class Subaccount
Net Assets as of December 31, 2017:	$174,591	$545,500	$484,753	$92,655	$333,637

Investment Income:
Reinvested Dividends	2,804	5,086	3,916	1,066	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,654	7,745	6,682	1,598	5,050

Net Investment Income (Loss)	150	(2,659)	(2,766)	(532)	(5,050)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	23,077	2,116	1,756	11,650
Realized Gain (Loss) on Investments	1,247	(271)	13,114	3,099	21,359

Net Realized Capital Gains (Losses) on Investments	1,247	22,806	15,230	4,855	33,009
Net Change in Unrealized Appreciation (Depreciation)	(11,637)	(49,502)	(91,459)	(10,114)	(25,805)

Net Gain (Loss) on Investment	(10,390)	(26,696)	(76,229)	(5,259)	7,204
Net Increase (Decrease) in Net Assets Resulting from Operations	(10,240)	(29,355)	(78,995)	(5,791)	2,154

Increase (Decrease) in Net Assets from Contract Transactions	(3,212)	(43,954)	(111,267)	39,799	(102,775)

Total Increase (Decrease) in Net Assets	(13,452)	(73,309)	(190,262)	34,008	(100,621)

Net Assets as of December 31, 2018:	$161,139	$472,191	$294,491	$126,663	$233,016

Investment Income:
Reinvested Dividends	3,479	10,654	3,393	1,909	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,698	7,238	4,951	2,181	3,748

Net Investment Income (Loss)	781	3,416	(1,558)	(272)	(3,748)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	23,338	22,490	41,574	6,239	12,804
Realized Gain (Loss) on Investments	1,751	(2,952)	10,433	804	17,336

Net Realized Capital Gains (Losses) on Investments	25,089	19,538	52,007	7,043	30,140
Net Change in Unrealized Appreciation (Depreciation)	(4,695)	46,291	11,334	18,146	44,216

Net Gain (Loss) on Investment	20,394	65,829	63,341	25,189	74,356
Net Increase (Decrease) in Net Assets Resulting from Operations	21,175	69,245	61,783	24,917	70,608

Increase (Decrease) in Net Assets from Contract Transactions	(8,594)	(287,136)	(92,917)	(5,281)	(91,192)

Total Increase (Decrease) in Net Assets	12,581	(217,891)	(31,134)	19,636	(20,584)

Net Assets as of December 31, 2019:	$173,720	$254,300	$263,357	$146,299	$212,432

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA JPMorgan Asset Allocation - Conservative Service Class Subaccount	TA JPMorgan Asset Allocation - Growth Service Class Subaccount	TA JPMorgan Asset Allocation - Moderate Service Class Subaccount	TA JPMorgan Asset Allocation - Moderate Growth Service Class Subaccount	TA JPMorgan Core Bond Service Class Subaccount
Net Assets as of December 31, 2017:	$8,610,429	$2,837,217	$22,815,560	$38,790,327	$503,794

Investment Income:
Reinvested Dividends	119,018	44,771	323,910	585,573	14,288
Investment Expense:
Mortality and Expense Risk and Administrative Charges	124,011	41,262	339,663	564,562	8,331

Net Investment Income (Loss)	(4,993)	3,509	(15,753)	21,011	5,957
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	313,003	178,967	1,019,417	1,867,375	—
Realized Gain (Loss) on Investments	65,436	164,659	678,195	1,533,417	(3,565)

Net Realized Capital Gains (Losses) on Investments	378,439	343,626	1,697,612	3,400,792	(3,565)
Net Change in Unrealized Appreciation (Depreciation)	(814,905)	(603,854)	(3,087,683)	(6,426,616)	(12,644)

Net Gain (Loss) on Investment	(436,466)	(260,228)	(1,390,071)	(3,025,824)	(16,209)
Net Increase (Decrease) in Net Assets Resulting from Operations	(441,459)	(256,719)	(1,405,824)	(3,004,813)	(10,252)

Increase (Decrease) in Net Assets from Contract Transactions	(1,396,856)	(687,119)	(2,478,332)	(5,225,634)	(54,659)

Total Increase (Decrease) in Net Assets	(1,838,315)	(943,838)	(3,884,156)	(8,230,447)	(64,911)

Net Assets as of December 31, 2018:	$6,772,114	$1,893,379	$18,931,404	$30,559,880	$438,883

Investment Income:
Reinvested Dividends	127,147	31,199	365,144	607,329	16,766
Investment Expense:
Mortality and Expense Risk and Administrative Charges	96,095	31,922	300,083	489,271	9,090

Net Investment Income (Loss)	31,052	(723)	65,061	118,058	7,676
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	200,909	195,289	1,066,728	2,673,867	—
Realized Gain (Loss) on Investments	30,173	46,347	622,118	1,026,957	944

Net Realized Capital Gains (Losses) on Investments	231,082	241,636	1,688,846	3,700,824	944
Net Change in Unrealized Appreciation (Depreciation)	417,880	205,272	796,465	1,348,256	16,313

Net Gain (Loss) on Investment	648,962	446,908	2,485,311	5,049,080	17,257
Net Increase (Decrease) in Net Assets Resulting from Operations	680,014	446,185	2,550,372	5,167,138	24,933

Increase (Decrease) in Net Assets from Contract Transactions	(2,166,059)	(30,359)	(2,550,481)	(4,003,684)	265,271

Total Increase (Decrease) in Net Assets	(1,486,045)	415,826	(109)	1,163,454	290,204

Net Assets as of December 31, 2019:	$5,286,069	$2,309,205	$18,931,295	$31,723,334	$729,087

See Accompanying Notes.

(1)	See Footnote 1

12

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA JPMorgan Enhanced Index Service Class Subaccount	TA JPMorgan International Moderate Growth Service Class Subaccount	TA JPMorgan Tactical Allocation Service Class Subaccount	TA Managed Risk - Balanced ETF Service Class Subaccount	TA Managed Risk - Conservative ETF Service Class Subaccount
Net Assets as of December 31, 2017:	$250,471	$5,930,628	$195,082	$730,239	$9,472

Investment Income:
Reinvested Dividends	1,786	102,383	3,250	10,708	160
Investment Expense:
Mortality and Expense Risk and Administrative Charges	3,946	79,319	2,866	9,840	148

Net Investment Income (Loss)	(2,160)	23,064	384	868	12
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	8,868	47,870	4,777	—	59
Realized Gain (Loss) on Investments	16,769	349,191	4,448	50,774	21

Net Realized Capital Gains (Losses) on Investments	25,637	397,061	9,225	50,774	80
Net Change in Unrealized Appreciation (Depreciation)	(35,829)	(1,073,503)	(18,275)	(82,682)	(567)

Net Gain (Loss) on Investment	(10,192)	(676,442)	(9,050)	(31,908)	(487)
Net Increase (Decrease) in Net Assets Resulting from Operations	(12,352)	(653,378)	(8,666)	(31,040)	(475)

Increase (Decrease) in Net Assets from Contract Transactions	(78,621)	(1,266,367)	(17,932)	(233,254)	(486)

Total Increase (Decrease) in Net Assets	(90,973)	(1,919,745)	(26,598)	(264,294)	(961)

Net Assets as of December 31, 2018:	$159,498	$4,010,883	$168,484	$465,945	$8,511

Investment Income:
Reinvested Dividends	1,157	79,195	2,967	9,337	178
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,170	61,517	2,355	7,472	143

Net Investment Income (Loss)	(1,013)	17,678	612	1,865	35
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	14,281	317,800	1,771	12,439	427
Realized Gain (Loss) on Investments	8,383	160,146	3,647	10,200	23

Net Realized Capital Gains (Losses) on Investments	22,664	477,946	5,418	22,639	450
Net Change in Unrealized Appreciation (Depreciation)	12,590	81,559	8,610	37,834	375

Net Gain (Loss) on Investment	35,254	559,505	14,028	60,473	825
Net Increase (Decrease) in Net Assets Resulting from Operations	34,241	577,183	14,640	62,338	860

Increase (Decrease) in Net Assets from Contract Transactions	(60,655)	(742,440)	(42,092)	(40,084)	(440)

Total Increase (Decrease) in Net Assets	(26,414)	(165,257)	(27,452)	22,254	420

Net Assets as of December 31, 2019:	$133,084	$3,845,626	$141,032	$488,199	$8,931

See Accompanying Notes.

(1)	See Footnote 1

13

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Managed Risk - Growth ETF Service Class Subaccount	TA Morgan Stanley Capital Growth Service Class Subaccount	TA Multi-Managed Balanced Service Class Subaccount	TA PIMCO Tactical - Balanced Service Class Subaccount	TA PIMCO Tactical - Conservative Service Class Subaccount
Net Assets as of December 31, 2017:	$1,836,408	$175,744	$6,582,309	$15,784	$—

Investment Income:
Reinvested Dividends	27,860	—	66,434	743	710
Investment Expense:
Mortality and Expense Risk and Administrative Charges	26,737	2,823	90,942	304	255

Net Investment Income (Loss)	1,123	(2,823)	(24,508)	439	455
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	28,376	217,968	1,701	1,345
Realized Gain (Loss) on Investments	28,508	12,875	178,684	(1,106)	2

Net Realized Capital Gains (Losses) on Investments	28,508	41,251	396,652	595	1,347
Net Change in Unrealized Appreciation (Depreciation)	(176,232)	(28,776)	(667,111)	(2,776)	(2,676)

Net Gain (Loss) on Investment	(147,724)	12,475	(270,459)	(2,181)	(1,329)
Net Increase (Decrease) in Net Assets Resulting from Operations	(146,601)	9,652	(294,967)	(1,742)	(874)

Increase (Decrease) in Net Assets from Contract Transactions	(140,340)	(66,734)	(1,196,312)	(1,577)	21,024

Total Increase (Decrease) in Net Assets	(286,941)	(57,082)	(1,491,279)	(3,319)	20,150

Net Assets as of December 31, 2018:	$1,549,467	$118,662	$5,091,030	$12,465	$20,150

Investment Income:
Reinvested Dividends	27,801	—	88,360	34	34
Investment Expense:
Mortality and Expense Risk and Administrative Charges	24,440	3,167	88,430	279	734

Net Investment Income (Loss)	3,361	(3,167)	(70)	(245)	(700)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	138,310	13,165	394,493	—	—
Realized Gain (Loss) on Investments	25,960	2,044	60,123	(5)	608

Net Realized Capital Gains (Losses) on Investments	164,270	15,209	454,616	(5)	608
Net Change in Unrealized Appreciation (Depreciation)	93,879	32,096	567,547	3,118	5,706

Net Gain (Loss) on Investment	258,149	47,305	1,022,163	3,113	6,314
Net Increase (Decrease) in Net Assets Resulting from Operations	261,510	44,138	1,022,093	2,868	5,614

Increase (Decrease) in Net Assets from Contract Transactions	(165,666)	291,102	196,978	5,838	10,845

Total Increase (Decrease) in Net Assets	95,844	335,240	1,219,071	8,706	16,459

Net Assets as of December 31, 2019:	$1,645,311	$453,902	$6,310,101	$21,171	$36,609

See Accompanying Notes.

(1)	See Footnote 1

14

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA PIMCO Tactical - Growth Service Class Subaccount	TA PIMCO Total Return Service Class Subaccount	TA QS Investors Active Asset Allocation - Conservative Service Class Subaccount	TA QS Investors Active Asset Allocation - Moderate Growth Service Class Subaccount
Net Assets as of December 31, 2017:	$297	$1,232,888	$—	$118,876

Investment Income:
Reinvested Dividends	70	25,167	357	1,097
Investment Expense:
Mortality and Expense Risk and Administrative Charges	15	17,210	259	1,400

Net Investment Income (Loss)	55	7,957	98	(303)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	225	5,522	—	—
Realized Gain (Loss) on Investments	(2)	(15,490)	7	3,033

Net Realized Capital Gains (Losses) on Investments	223	(9,968)	7	3,033
Net Change in Unrealized Appreciation (Depreciation)	(487)	(29,168)	(615)	(9,293)

Net Gain (Loss) on Investment	(264)	(39,136)	(608)	(6,260)
Net Increase (Decrease) in Net Assets Resulting from Operations	(209)	(31,179)	(510)	(6,563)

Increase (Decrease) in Net Assets from Contract Transactions	1,978	(185,849)	22,021	(37,688)

Total Increase (Decrease) in Net Assets	1,769	(217,028)	21,511	(44,251)

Net Assets as of December 31, 2018:	$2,066	$1,015,860	$21,511	$74,625

Investment Income:
Reinvested Dividends	—	21,426	696	1,198
Investment Expense:
Mortality and Expense Risk and Administrative Charges	32	14,738	643	1,089

Net Investment Income (Loss)	(32)	6,688	53	109
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	2,634	4,752
Realized Gain (Loss) on Investments	14	2,307	34	324

Net Realized Capital Gains (Losses) on Investments	14	2,307	2,668	5,076
Net Change in Unrealized Appreciation (Depreciation)	404	54,004	387	1,664

Net Gain (Loss) on Investment	418	56,311	3,055	6,740
Net Increase (Decrease) in Net Assets Resulting from Operations	386	62,999	3,108	6,849

Increase (Decrease) in Net Assets from Contract Transactions	(325)	(160,444)	11,488	(8,906)

Total Increase (Decrease) in Net Assets	61	(97,445)	14,596	(2,057)

Net Assets as of December 31, 2019:	$2,127	$918,415	$36,107	$72,568

See Accompanying Notes.

(1)	See Footnote 1

15

Transamerica Premier Life Insurance Company

Separate Account VA V

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2018 and 2019

	TA Small/Mid Cap Value Service Class Subaccount	TA T. Rowe Price Small Cap Service Class Subaccount	TA WMC US Growth Service Class Subaccount
Net Assets as of December 31, 2017:	$1,675,118	$656,151	$1,129,778

Investment Income:
Reinvested Dividends	8,951	—	3,131
Investment Expense:
Mortality and Expense Risk and Administrative Charges	23,061	11,053	19,013

Net Investment Income (Loss)	(14,110)	(11,053)	(15,882)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	132,484	35,953	96,147
Realized Gain (Loss) on Investments	17,319	17,638	39,507

Net Realized Capital Gains (Losses) on Investments	149,803	53,591	135,654
Net Change in Unrealized Appreciation (Depreciation)	(307,881)	(98,805)	(131,137)

Net Gain (Loss) on Investment	(158,078)	(45,214)	4,517
Net Increase (Decrease) in Net Assets Resulting from Operations	(172,188)	(56,267)	(11,365)

Increase (Decrease) in Net Assets from Contract Transactions	(385,902)	(62,819)	(105,661)

Total Increase (Decrease) in Net Assets	(558,090)	(119,086)	(117,026)

Net Assets as of December 31, 2018:	$1,117,028	$537,065	$1,012,752

Investment Income:
Reinvested Dividends	6,867	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	15,914	10,897	19,345

Net Investment Income (Loss)	(9,047)	(10,897)	(19,345)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	73,040	74,730	103,022
Realized Gain (Loss) on Investments	(32,360)	2,071	43,624

Net Realized Capital Gains (Losses) on Investments	40,680	76,801	146,646
Net Change in Unrealized Appreciation (Depreciation)	189,899	97,324	240,101

Net Gain (Loss) on Investment	230,579	174,125	386,747
Net Increase (Decrease) in Net Assets Resulting from Operations	221,532	163,228	367,402

Increase (Decrease) in Net Assets from Contract Transactions	(419,161)	10,918	(111,801)

Total Increase (Decrease) in Net Assets	(197,629)	174,146	255,601

Net Assets as of December 31, 2019:	$919,399	$711,211	$1,268,353

See Accompanying Notes.

(1)	See Footnote 1

16

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

1. Organization

Separate Account VA V (the Separate Account) is a segregated investment account of Transamerica Premier Life Insurance Company (TPLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TPLIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TPLIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Freedom Multiple.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Balanced Wealth Strategy Class B Shares	AB Balanced Wealth Strategy Portfolio Class B Shares
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield Fund
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Founding Funds Allocation Class 4 Shares	Franklin Founding Funds Allocation Fund Class 4 Shares
Profunds	Profunds
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP Government Money Market	ProFund VP Government Money Market
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap
ProFund VP Small-Cap	ProFund VP Small-Cap
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap
ProFund VP Utilities	ProFund VP Utilities

17

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

1.	Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA Aegon High Yield Bond Service Class	Transamerica Aegon High Yield Bond VP Service Class
TA Aegon U.S. Government Securities Service Class	Transamerica Aegon U.S. Government Securities VP Service Class
TA Barrow Hanley Dividend Focused Service Class	Transamerica Barrow Hanley Dividend Focused VP Service Class
TA BlackRock Global Real Estate Securities Service Class	Transamerica BlackRock Global Real Estate Securities VP Service Class
TA BlackRock Government Money Market Service Class	Transamerica BlackRock Government Money Market VP Service Class
TA BlackRock iShares Edge 40 Service Class	Transamerica BlackRock iShares Edge 40 VP Service Class
TA BlackRock Tactical Allocation Service Class	Transamerica BlackRock Tactical Allocation VP Service Class
TA Greystone International Growth Service Class	Transamerica Greystone International Growth VP Service Class
TA Janus Balanced Service Class	Transamerica Janus Balanced VP Service Class
TA Janus Mid-Cap Growth Service Class	Transamerica Janus Mid-Cap Growth VP Service Class
TA Jennison Growth Service Class	Transamerica Jennison Growth VP Service Class
TA JPMorgan Asset Allocation - Conservative Service Class	Transamerica JPMorgan Asset Allocation - Conservative VP Service Class
TA JPMorgan Asset Allocation - Growth Service Class	Transamerica JPMorgan Asset Allocation - Growth VP Service Class
TA JPMorgan Asset Allocation - Moderate Service Class	Transamerica JPMorgan Asset Allocation - Moderate VP Service Class
TA JPMorgan Asset Allocation - Moderate Growth Service Class	Transamerica JPMorgan Asset Allocation - Moderate Growth VP Service Class
TA JPMorgan Core Bond Service Class	Transamerica JPMorgan Core Bond VP Service Class
TA JPMorgan Enhanced Index Service Class	Transamerica JPMorgan Enhanced Index VP Service Class
TA JPMorgan International Moderate Growth Service Class	Transamerica JPMorgan International Moderate Growth VP Service Class
TA JPMorgan Tactical Allocation Service Class	Transamerica JPMorgan Tactical Allocation VP Service Class
TA Managed Risk - Balanced ETF Service Class	Transamerica Managed Risk - Balanced ETF VP Service Class
TA Managed Risk - Conservative ETF Service Class	Transamerica Managed Risk - Conservative ETF VP Service Class
TA Managed Risk - Growth ETF Service Class	Transamerica Managed Risk - Growth ETF VP Service Class
TA Morgan Stanley Capital Growth Service Class	Transamerica Morgan Stanley Capital Growth VP Service Class
TA Multi-Managed Balanced Service Class	Transamerica Multi-Managed Balanced VP Service Class
TA PIMCO Tactical - Balanced Service Class	Transamerica PIMCO Tactical - Balanced VP Service Class
TA PIMCO Tactical - Conservative Service Class	Transamerica PIMCO Tactical - Conservative VP Service Class
TA PIMCO Tactical - Growth Service Class	Transamerica PIMCO Tactical - Growth VP Service Class
TA PIMCO Total Return Service Class	Transamerica PIMCO Total Return VP Service Class
TA QS Investors Active Asset Allocation - Conservative Service Class	Transamerica QS Investors Active Asset Allocation - Conservative VP Service Class
TA QS Investors Active Asset Allocation - Moderate Growth Service Class	Transamerica QS Investors Active Asset Allocation - Moderate Growth VP Service Class
TA Small/Mid Cap Value Service Class	Transamerica Small/Mid Cap Value VP Service Class
TA T. Rowe Price Small Cap Service Class	Transamerica T. Rowe Price Small Cap VP Service Class
TA WMC US Growth Service Class	Transamerica WMC US Growth VP Service Class

18

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

1.	Organization (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2019:
Subaccount	Formerly
Franklin Allocation Class 4 Shares	Franklin Founding Funds Allocation Class 4 Shares
TA BlackRock iShares Edge 40 Service Class	TA BlackRock Smart Beta 40 Service Class

During the current year the following subaccounts were liquidated and subsequently reinvested:
Reinvested Subaccount	Liquidated Subaccount
TA Morgan Stanley Capital Growth Service Class	TA Jennison Growth Service Class

19

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2019.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2019.

20

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2019 were as follows:

Subaccount	Purchases	Sales
AB Balanced Wealth Strategy Class B Shares	$10,322	$9,775
Access VP High Yield	785	1,232
Fidelity® VIP Index 500 Service Class 2	32,640	56,602
Franklin Allocation Class 4 Shares	60,717	55,930
ProFund VP Asia 30	27,605	17,586
ProFund VP Basic Materials	1,723	4,000
ProFund VP Bull	12,900	18,643
ProFund VP Consumer Services	36,857	41,265
ProFund VP Emerging Markets	27,822	21,501
ProFund VP Europe 30	4,698	5,118
ProFund VP Falling U.S. Dollar	3	366
ProFund VP Financials	1,136	25,609
ProFund VP Government Money Market	134,474	138,664
ProFund VP International	41	8,886
ProFund VP Japan	6,851	6,903
ProFund VP Mid-Cap	12,460	16,351
ProFund VP NASDAQ-100	14,289	27,731
ProFund VP Oil & Gas	2,161	5,805
ProFund VP Pharmaceuticals	218	6,020
ProFund VP Precious Metals	7	1,578
ProFund VP Short Emerging Markets	—	—
ProFund VP Short International	—	—
ProFund VP Short NASDAQ-100	—	5
ProFund VP Short Small-Cap	—	—
ProFund VP Small-Cap	—	8,890
ProFund VP Small-Cap Value	14,310	889
ProFund VP Telecommunications	608	11,834
ProFund VP U.S. Government Plus	276	2,239
ProFund VP UltraSmall-Cap	—	—
ProFund VP Utilities	10,379	14,839
TA Aegon High Yield Bond Service Class	6,526	22,019
TA Aegon U.S. Government Securities Service Class	94,335	724,806
TA Barrow Hanley Dividend Focused Service Class	224,274	158,977
TA BlackRock Global Real Estate Securities Service Class	5,303	89,037
TA BlackRock Government Money Market Service Class	568,087	752,322
TA BlackRock iShares Edge 40 Service Class	30,660	15,135

21

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

3. Investments (continued)

Subaccount	Purchases	Sales
TA BlackRock Tactical Allocation Service Class	$44,783	$306,012
TA Greystone International Growth Service Class	77,546	130,448
TA Janus Balanced Service Class	8,148	7,462
TA Janus Mid-Cap Growth Service Class	67,815	149,953
TA JPMorgan Asset Allocation - Conservative Service Class	560,112	2,494,207
TA JPMorgan Asset Allocation - Growth Service Class	406,216	242,004
TA JPMorgan Asset Allocation - Moderate Service Class	1,886,547	3,305,211
TA JPMorgan Asset Allocation - Moderate Growth Service Class	4,004,215	5,216,031
TA JPMorgan Core Bond Service Class	352,843	79,897
TA JPMorgan Enhanced Index Service Class	38,292	85,678
TA JPMorgan International Moderate Growth Service Class	445,918	852,880
TA JPMorgan Tactical Allocation Service Class	27,997	67,706
TA Managed Risk - Balanced ETF Service Class	22,440	48,222
TA Managed Risk - Conservative ETF Service Class	606	584
TA Managed Risk - Growth ETF Service Class	174,520	198,515
TA Morgan Stanley Capital Growth Service Class	342,490	41,384
TA Multi-Managed Balanced Service Class	1,283,692	692,284
TA PIMCO Tactical - Balanced Service Class	8,020	2,427
TA PIMCO Tactical - Conservative Service Class	33,311	23,166
TA PIMCO Tactical - Growth Service Class	2	358
TA PIMCO Total Return Service Class	108,168	261,925
TA QS Investors Active Asset Allocation - Conservative Service Class	16,455	2,280
TA QS Investors Active Asset Allocation - Moderate Growth Service Class	5,949	9,995
TA Small/Mid Cap Value Service Class	111,480	466,647
TA T. Rowe Price Small Cap Service Class	119,458	44,705
TA WMC US Growth Service Class	137,249	165,380

22

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
	Units	and Transferred	Net Increase	Units	and Transferred	Net Increase
Subaccount	Purchased	to/from	(Decrease)	Purchased	to/from	(Decrease)
AB Balanced Wealth Strategy Class B Shares	250	(4,245)	(3,995)	9,738	(1,215)	8,523
Access VP High Yield	101	(573)	(472)	103	(590)	(487)
Fidelity® VIP Index 500 Service Class 2	5,059	(16,561)	(11,502)	21,525	(16,273)	5,252
Franklin Allocation Class 4 Shares	—	(22,074)	(22,074)	—	(68,508)	(68,508)
ProFund VP Asia 30	28,950	(19,017)	9,933	14,292	(19,445)	(5,153)
ProFund VP Basic Materials	—	(2,684)	(2,684)	—	(1,254)	(1,254)
ProFund VP Bull	6,683	(9,775)	(3,092)	15,989	(72,707)	(56,718)
ProFund VP Consumer Services	11,274	(14,439)	(3,165)	8,023	(20,186)	(12,163)
ProFund VP Emerging Markets	34,593	(28,228)	6,365	43,993	(34,814)	9,179
ProFund VP Europe 30	5,354	(5,754)	(400)	662	(1,922)	(1,260)
ProFund VP Falling U.S. Dollar	—	(427)	(427)	—	(2,575)	(2,575)
ProFund VP Financials	230	(24,226)	(23,996)	1,966	(23,988)	(22,022)
ProFund VP Government Money Market	156,260	(158,784)	(2,524)	—	(1,468)	(1,468)
ProFund VP International	—	(11,204)	(11,204)	1,039	(49,485)	(48,446)
ProFund VP Japan	7,329	(7,329)	—	—	—	—
ProFund VP Mid-Cap	7,289	(9,538)	(2,249)	35,644	(60,947)	(25,303)
ProFund VP NASDAQ-100	4,564	(9,215)	(4,651)	15,606	(20,444)	(4,838)
ProFund VP Oil & Gas	—	(6,910)	(6,910)	19,152	(41,656)	(22,504)
ProFund VP Pharmaceuticals	—	(3,422)	(3,422)	184	(2,347)	(2,163)
ProFund VP Precious Metals	—	(2,747)	(2,747)	17,548	(14,921)	2,627
ProFund VP Short Emerging Markets	—	—	—	—	—	—
ProFund VP Short International	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	—	(13)	(13)	—	(12)	(12)
ProFund VP Short Small-Cap	—	—	—	—	—	—
ProFund VP Small-Cap	—	(5,981)	(5,981)	22,175	(30,304)	(8,129)
ProFund VP Small-Cap Value	8,300	(477)	7,823	12,167	(19,173)	(7,006)
ProFund VP Telecommunications	—	(11,324)	(11,324)	16,526	(6,002)	10,524

23

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
	Units	and Transferred	Net Increase	Units	and Transferred	Net Increase
Subaccount	Purchased	to/from	(Decrease)	Purchased	to/from	(Decrease)
ProFund VP U.S. Government Plus	—	(910)	(910)	—	(105)	(105)
ProFund VP UltraSmall-Cap	—	—	—	—	—	—
ProFund VP Utilities	4,392	(8,311)	(3,919)	13,164	(14,245)	(1,081)
TA Aegon High Yield Bond Service Class	—	(9,923)	(9,923)	5,819	(39,189)	(33,370)
TA Aegon U.S. Government Securities Service Class	61,541	(561,553)	(500,012)	550,533	(449,621)	100,912
TA Barrow Hanley Dividend Focused Service Class	26,266	(63,787)	(37,521)	19,881	(94,619)	(74,738)
TA BlackRock Global Real Estate Securities Service Class	1,892	(37,976)	(36,084)	766	(24,673)	(23,907)
TA BlackRock Government Money Market Service Class	609,120	(809,850)	(200,730)	814,454	(903,406)	(88,952)
TA BlackRock iShares Edge 40 Service Class	2,613	(8,186)	(5,573)	1,464	(3,726)	(2,262)
TA BlackRock Tactical Allocation Service Class	9,817	(240,627)	(230,810)	3,973	(41,997)	(38,024)
TA Greystone International Growth Service Class	29,254	(113,256)	(84,002)	14,320	(111,477)	(97,157)
TA Janus Balanced Service Class	—	(3,358)	(3,358)	47,806	(22,287)	25,519
TA Janus Mid-Cap Growth Service Class	19,266	(51,623)	(32,357)	14,105	(53,337)	(39,232)
TA JPMorgan Asset Allocation - Conservative Service Class	145,451	(1,507,466)	(1,362,015)	122,273	(1,037,576)	(915,303)
TA JPMorgan Asset Allocation - Growth Service Class	89,968	(106,457)	(16,489)	100,993	(447,312)	(346,319)
TA JPMorgan Asset Allocation - Moderate Service Class	265,909	(1,733,038)	(1,467,129)	108,155	(1,548,510)	(1,440,355)
TA JPMorgan Asset Allocation - Moderate Growth Service Class	411,488	(2,541,573)	(2,130,085)	125,845	(2,936,834)	(2,810,989)
TA JPMorgan Core Bond Service Class	222,220	(47,767)	174,453	33,637	(73,608)	(39,971)
TA JPMorgan Enhanced Index Service Class	9,660	(35,729)	(26,069)	5,525	(39,986)	(34,461)
TA JPMorgan International Moderate Growth Service Class	50,419	(713,087)	(662,668)	50,468	(1,141,903)	(1,091,435)
TA JPMorgan Tactical Allocation Service Class	17,281	(49,479)	(32,198)	11,907	(25,707)	(13,800)
TA Managed Risk - Balanced ETF Service Class	593	(29,965)	(29,372)	3,117	(176,076)	(172,959)
TA Managed Risk - Conservative ETF Service Class	—	(323)	(323)	—	(363)	(363)
TA Managed Risk - Growth ETF Service Class	6,091	(122,023)	(115,932)	2,270	(101,578)	(99,308)
TA Morgan Stanley Capital Growth Service Class	94,397	(10,407)	83,990	8,540	(30,057)	(21,517)
TA Multi-Managed Balanced Service Class	333,246	(251,089)	82,157	93,770	(616,110)	(522,340)
TA PIMCO Tactical - Balanced Service Class	6,796	(1,769)	5,027	7,692	(9,534)	(1,842)

24

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
		Units Redeemed			Units Redeemed
	Units	and Transferred	Net Increase	Units	and Transferred	Net Increase
Subaccount	Purchased	to/from	(Decrease)	Purchased	to/from	(Decrease)
TA PIMCO Tactical - Conservative Service Class	31,279	(19,813)	11,466	20,467	(489)	19,978
TA PIMCO Tactical - Growth Service Class	—	(280)	(280)	1,710	(3)	1,707
TA PIMCO Total Return Service Class	57,926	(166,895)	(108,969)	107,339	(239,014)	(131,675)
TA QS Investors Active Asset Allocation - Conservative Service Class	11,523	(1,378)	10,145	19,321	(443)	18,878
TA QS Investors Active Asset Allocation - Moderate Growth Service Class	—	(6,633)	(6,633)	—	(27,838)	(27,838)
TA Small/Mid Cap Value Service Class	9,061	(125,165)	(116,104)	8,873	(116,476)	(107,603)
TA T. Rowe Price Small Cap Service Class	13,127	(9,906)	3,221	20,654	(42,240)	(21,586)
TA WMC US Growth Service Class	11,980	(50,414)	(38,434)	12,849	(54,413)	(41,564)

25

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
AB Balanced Wealth Strategy Class B Shares	$512	$(8,652)	$(8,140)	$19,225	$(2,427)	$16,798
Access VP High Yield	183	(1,015)	(832)	177	(994)	(817)
Fidelity® VIP Index 500 Service Class 2	13,452	(46,655)	(33,203)	51,296	(41,624)	9,672
Franklin Allocation Class 4 Shares	—	(45,134)	(45,134)	—	(140,928)	(140,928)
ProFund VP Asia 30	27,577	(17,347)	10,230	14,842	(19,329)	(4,487)
ProFund VP Basic Materials	—	(3,163)	(3,163)	—	(1,589)	(1,589)
ProFund VP Bull	9,874	(16,039)	(6,165)	25,515	(111,804)	(86,289)
ProFund VP Consumer Services	26,888	(37,251)	(10,363)	19,839	(43,405)	(23,566)
ProFund VP Emerging Markets	27,675	(20,948)	6,727	38,086	(29,527)	8,559
ProFund VP Europe 30	4,536	(5,025)	(489)	624	(1,705)	(1,081)
ProFund VP Falling U.S. Dollar	—	(244)	(244)	—	(1,546)	(1,546)
ProFund VP Financials	225	(25,162)	(24,937)	2,013	(24,272)	(22,259)
ProFund VP Government Money Market	132,677	(134,761)	(2,084)	—	(1,250)	(1,250)
ProFund VP International	—	(8,614)	(8,614)	863	(39,692)	(38,829)
ProFund VP Japan	6,851	(6,896)	(45)	—	—	—
ProFund VP Mid-Cap	12,432	(16,075)	(3,643)	61,375	(103,078)	(41,703)
ProFund VP NASDAQ-100	14,063	(27,112)	(13,049)	43,203	(56,198)	(12,995)
ProFund VP Oil & Gas	—	(5,032)	(5,032)	15,601	(34,091)	(18,490)
ProFund VP Pharmaceuticals	—	(5,942)	(5,942)	324	(4,053)	(3,729)
ProFund VP Precious Metals	—	(1,242)	(1,242)	6,479	(6,303)	176
ProFund VP Short Emerging Markets	—	—	—	—	—	—
ProFund VP Short International	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	—	(2)	(2)	—	(1)	(1)
ProFund VP Short Small-Cap	—	—	—	—	—	—
ProFund VP Small-Cap	—	(8,823)	(8,823)	34,594	(46,800)	(12,206)
ProFund VP Small-Cap Value	14,310	(789)	13,521	22,204	(32,754)	(10,550)
ProFund VP Telecommunications	—	(11,478)	(11,478)	16,059	(5,652)	10,407

26

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
ProFund VP U.S. Government Plus	$—	$(1,681)	$(1,681)	$—	$(163)	$(163)
ProFund VP UltraSmall-Cap	—	—	—	—	—	—
ProFund VP Utilities	7,631	(14,241)	(6,610)	19,839	(20,802)	(963)
TA Aegon High Yield Bond Service Class	—	(20,235)	(20,235)	11,454	(77,140)	(65,686)
TA Aegon U.S. Government Securities Service Class	79,771	(710,033)	(630,262)	674,799	(559,427)	115,372
TA Barrow Hanley Dividend Focused Service Class	58,237	(144,079)	(85,842)	46,430	(207,718)	(161,288)
TA BlackRock Global Real Estate Securities Service Class	4,101	(85,159)	(81,058)	1,631	(50,304)	(48,673)
TA BlackRock Government Money Market Service Class	557,420	(742,750)	(185,330)	748,391	(829,392)	(81,001)
TA BlackRock iShares Edge 40 Service Class	3,878	(12,472)	(8,594)	2,134	(5,346)	(3,212)
TA BlackRock Tactical Allocation Service Class	11,659	(298,795)	(287,136)	4,641	(48,595)	(43,954)
TA Greystone International Growth Service Class	32,707	(125,624)	(92,917)	17,661	(128,928)	(111,267)
TA Janus Balanced Service Class	—	(5,281)	(5,281)	72,014	(32,215)	39,799
TA Janus Mid-Cap Growth Service Class	55,100	(146,292)	(91,192)	36,102	(138,877)	(102,775)
TA JPMorgan Asset Allocation - Conservative Service Class	234,580	(2,400,639)	(2,166,059)	189,356	(1,586,212)	(1,396,856)
TA JPMorgan Asset Allocation - Growth Service Class	183,527	(213,886)	(30,359)	203,438	(890,557)	(687,119)
TA JPMorgan Asset Allocation - Moderate Service Class	461,891	(3,012,372)	(2,550,481)	186,157	(2,664,489)	(2,478,332)
TA JPMorgan Asset Allocation - Moderate Growth Service Class	744,032	(4,747,716)	(4,003,684)	233,395	(5,459,029)	(5,225,634)
TA JPMorgan Core Bond Service Class	336,296	(71,025)	265,271	45,409	(100,068)	(54,659)
TA JPMorgan Enhanced Index Service Class	22,880	(83,535)	(60,655)	12,175	(90,796)	(78,621)
TA JPMorgan International Moderate Growth Service Class	53,798	(796,238)	(742,440)	58,484	(1,324,851)	(1,266,367)
TA JPMorgan Tactical Allocation Service Class	23,346	(65,438)	(42,092)	15,356	(33,288)	(17,932)
TA Managed Risk - Balanced ETF Service Class	809	(40,893)	(40,084)	4,279	(237,533)	(233,254)
TA Managed Risk - Conservative ETF Service Class	—	(440)	(440)	—	(486)	(486)
TA Managed Risk - Growth ETF Service Class	8,518	(174,184)	(165,666)	3,210	(143,550)	(140,340)
TA Morgan Stanley Capital Growth Service Class	329,361	(38,259)	291,102	29,377	(96,111)	(66,734)
TA Multi-Managed Balanced Service Class	804,304	(607,326)	196,978	215,699	(1,412,011)	(1,196,312)

27

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2019			Year Ended December 31, 2018
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
TA PIMCO Tactical - Balanced Service Class	$7,988	$(2,150)	$5,838	$9,190	$(10,767)	$(1,577)
TA PIMCO Tactical - Conservative Service Class	33,279	(22,434)	10,845	21,551	(527)	21,024
TA PIMCO Tactical - Growth Service Class	—	(325)	(325)	1,983	(5)	1,978
TA PIMCO Total Return Service Class	87,129	(247,573)	(160,444)	153,250	(339,099)	(185,849)
TA QS Investors Active Asset Allocation - Conservative Service Class	13,127	(1,639)	11,488	22,542	(521)	22,021
TA QS Investors Active Asset Allocation - Moderate Growth Service Class	—	(8,906)	(8,906)	—	(37,688)	(37,688)
TA Small/Mid Cap Value Service Class	32,260	(451,421)	(419,161)	33,414	(419,316)	(385,902)
TA T. Rowe Price Small Cap Service Class	44,965	(34,047)	10,918	70,462	(133,281)	(62,819)
TA WMC US Growth Service Class	34,435	(146,236)	(111,801)	35,072	(140,733)	(105,661)

28

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AB Balanced Wealth Strategy Class B Shares
12/31/2019	31,437	$12.12	to	$11.69	$67,072	2.34%	1.45%	to	2.70%	16.51%	to	15.10%
12/31/2018	35,432	10.41	to	10.16	65,104	1.75	1.45	to	2.70	(7.76)	to	(8.88)
12/31/2017	26,909	11.28	to	11.15	53,649	1.57	1.45	to	2.70	13.75	to	13.31
12/31/2016	28,535	1.77	to	1.71	50,039	1.79	1.65	to	2.05	2.75	to	2.35
12/31/2015	79,894	1.72	to	1.67	135,837	1.99	1.65	to	2.05	(0.35)	to	(0.74)
Access VP High Yield
12/31/2019	7,132	11.22	to	10.82	13,174	4.59	1.25	to	2.50	11.04	to	9.69
12/31/2018	7,604	10.11	to	9.86	12,694	2.71	1.25	to	2.50	(1.85)	to	(3.05)
12/31/2017	8,091	10.30	to	10.17	13,816	3.78	1.25	to	2.50	3.30	to	2.90
12/31/2016	8,627	1.69	to	1.63	14,288	2.86	1.45	to	1.85	7.45	to	7.03
12/31/2015	10,387	1.58	to	1.52	16,073	2.75	1.45	to	1.85	(1.28)	to	(1.67)
Fidelity® VIP Index 500 Service Class 2
12/31/2019	217,877	14.39	to	13.88	635,981	1.74	1.25	to	2.50	29.40	to	27.83
12/31/2018	229,379	11.12	to	10.85	520,381	1.55	1.25	to	2.50	(5.91)	to	(7.07)
12/31/2017	224,127	11.82	to	11.68	545,921	1.61	1.25	to	2.50	19.68	to	19.21
12/31/2016	225,815	2.09	to	1.92	460,563	1.36	1.45	to	1.85	9.99	to	9.56
12/31/2015	209,857	1.90	to	1.75	389,410	1.74	1.45	to	1.85	(0.36)	to	(0.75)
Franklin Allocation Class 4 Shares
12/31/2019	294,118	11.45	to	11.04	635,376	3.33	1.40	to	2.65	17.91	to	16.48
12/31/2018	316,192	9.71	to	9.48	581,328	2.94	1.40	to	2.65	(10.84)	to	(11.93)
12/31/2017	384,700	10.89	to	10.76	795,949	2.53	1.40	to	2.65	10.02	to	9.59
12/31/2016	421,358	1.91	to	1.85	793,760	3.69	1.60	to	2.00	11.15	to	10.71
12/31/2015	457,766	1.71	to	1.67	777,060	2.77	1.60	to	2.00	(7.72)	to	(8.08)
ProFund VP Asia 30
12/31/2019	24,710	12.89	to	12.42	24,805	0.19	1.25	to	2.50	24.75	to	23.22
12/31/2018	14,777	10.33	to	10.08	11,940	0.42	1.25	to	2.50	(19.61)	to	(20.59)
12/31/2017	19,930	12.85	to	12.70	20,055	—	1.25	to	2.50	30.98	to	30.47
12/31/2016	9,279	0.77	to	0.74	7,139	1.12	1.45	to	1.85	(0.79)	to	(1.18)
12/31/2015	55,682	0.78	to	0.75	42,825	0.39	1.45	to	1.85	(10.67)	to	(11.03)
ProFund VP Basic Materials
12/31/2019	42,861	11.22	to	10.82	53,508	0.34	1.25	to	2.50	16.27	to	14.85
12/31/2018	45,545	9.65	to	9.42	49,061	0.38	1.25	to	2.50	(18.68)	to	(19.68)
12/31/2017	46,799	11.87	to	11.73	62,216	0.39	1.25	to	2.50	21.21	to	20.73
12/31/2016	87,164	1.12	to	1.08	95,489	0.89	1.45	to	1.85	16.80	to	16.34
12/31/2015	50,837	0.96	to	0.93	47,908	0.86	1.45	to	1.85	(15.15)	to	(15.49)
ProFund VP Bull
12/31/2019	93,122	13.72	to	13.23	165,315	0.26	1.25	to	2.50	27.29	to	25.74
12/31/2018	96,214	10.78	to	10.52	134,560	—	1.25	to	2.50	(7.31)	to	(8.45)
12/31/2017	152,932	11.63	to	11.49	233,378	—	1.25	to	2.50	17.64	to	17.18
12/31/2016	98,396	1.32	to	1.27	127,243	—	1.45	to	1.85	8.10	to	7.67
12/31/2015	115,948	1.22	to	1.18	139,248	—	1.45	to	1.85	(1.88)	to	(2.27)
ProFund VP Consumer Services
12/31/2019	90,942	14.10	to	13.60	242,801	—	1.25	to	2.50	23.10	to	21.60
12/31/2018	94,107	11.46	to	11.18	205,336	—	1.25	to	2.50	(0.63)	to	(1.85)
12/31/2017	106,270	11.53	to	11.39	234,024	—	1.25	to	2.50	16.68	to	16.22
12/31/2016	96,432	1.94	to	1.87	182,448	—	1.45	to	1.85	2.70	to	2.30
12/31/2015	115,419	1.89	to	1.82	213,693	—	1.45	to	1.85	3.19	to	2.79

29

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Emerging Markets
12/31/2019	53,715	$13.18	to	$12.70	$45,232	0.42%	1.25%	to	2.50%	22.70%	to	21.20%
12/31/2018	47,350	10.74	to	10.48	32,558	0.25	1.25	to	2.50	(16.32)	to	(17.35)
12/31/2017	38,171	12.83	to	12.68	31,342	0.04	1.25	to	2.50	31.36	to	30.84
12/31/2016	33,868	0.64	to	0.61	21,159	0.43	1.45	to	1.85	9.43	to	9.00
12/31/2015	82,256	0.58	to	0.56	47,108	0.93	1.45	to	1.85	(18.55)	to	(18.86)
ProFund VP Europe 30
12/31/2019	6,632	11.49	to	11.08	5,959	2.59	1.25	to	2.50	16.33	to	14.91
12/31/2018	7,032	9.88	to	9.64	5,444	2.53	1.25	to	2.50	(15.20)	to	(16.24)
12/31/2017	8,292	11.65	to	11.51	7,589	2.84	1.25	to	2.50	18.01	to	17.54
12/31/2016	2,309	0.78	to	0.75	1,792	2.95	1.45	to	1.85	6.27	to	5.85
12/31/2015	51,785	0.73	to	0.71	37,418	4.72	1.45	to	1.85	(12.15)	to	(12.50)
ProFund VP Falling U.S. Dollar
12/31/2019	12,496	9.59	to	9.24	7,216	0.05	1.25	to	2.50	(3.55)	to	(4.72)
12/31/2018	12,923	9.94	to	9.70	7,765	—	1.25	to	2.50	(7.47)	to	(8.61)
12/31/2017	15,498	10.75	to	10.62	10,092	—	1.25	to	2.50	6.91	to	6.49
12/31/2016	28,941	0.62	to	0.60	17,622	—	1.45	to	1.85	(7.20)	to	(7.56)
12/31/2015	58,011	0.67	to	0.65	38,197	—	1.45	to	1.85	(11.30)	to	(11.64)
ProFund VP Financials
12/31/2019	15,978	13.04	to	12.57	17,865	0.32	1.25	to	2.50	28.66	to	27.09
12/31/2018	39,974	10.13	to	9.89	35,186	0.40	1.25	to	2.50	(11.54)	to	(12.63)
12/31/2017	61,996	11.45	to	11.32	62,210	0.33	1.25	to	2.50	16.50	to	16.05
12/31/2016	116,629	0.87	to	0.84	100,087	0.26	1.45	to	1.85	13.68	to	13.23
12/31/2015	163,576	0.77	to	0.74	124,093	0.31	1.45	to	1.85	(2.90)	to	(3.28)
ProFund VP Government Money Market
12/31/2019	262,664	9.75	to	9.40	221,519	0.78	1.25	to	2.50	(0.47)	to	(1.69)
12/31/2018	265,188	9.80	to	9.56	225,710	0.42	1.25	to	2.50	(0.83)	to	(2.04)
12/31/2017	266,656	9.88	to	9.76	229,871	0.02	1.25	to	2.50	(1.41)	to	(1.79)
12/31/2016	276,190	0.90	to	0.86	242,079	0.02	1.45	to	1.85	(1.41)	to	(1.79)
12/31/2015	284,656	0.91	to	0.88	253,763	0.02	1.45	to	1.85	(1.41)	to	(1.79)
ProFund VP International
12/31/2019	18,036	11.59	to	11.17	14,569	0.22	1.25	to	2.50	17.80	to	16.36
12/31/2018	29,240	9.84	to	9.60	20,070	—	1.25	to	2.50	(16.80)	to	(17.83)
12/31/2017	77,686	11.82	to	11.68	64,055	—	1.25	to	2.50	20.06	to	19.59
12/31/2016	29,477	0.69	to	0.67	20,309	—	1.45	to	1.85	(2.34)	to	(2.72)
12/31/2015	12,278	0.71	to	0.68	8,682	—	1.45	to	1.85	(4.90)	to	(5.28)
ProFund VP Japan
12/31/2019	—	11.74	to	11.32	—	—	1.25	to	2.50	18.52	to	17.07
12/31/2018	—	9.91	to	9.67	—	—	1.25	to	2.50	(12.73)	to	(13.80)
12/31/2017	—	11.35	to	11.22	—	—	1.25	to	2.50	16.76	to	16.31
12/31/2016	—	0.80	to	0.77	—	—	1.45	to	1.85	(1.02)	to	(1.41)
12/31/2015	—	0.80	to	0.78	—	—	1.45	to	1.85	4.30	to	3.89
ProFund VP Mid-Cap
12/31/2019	9,305	11.52	to	11.11	16,631	0.16	1.25	to	2.50	22.00	to	20.51
12/31/2018	11,554	9.44	to	9.22	16,956	—	1.25	to	2.50	(13.94)	to	(15.00)
12/31/2017	36,857	10.97	to	10.84	62,767	—	1.25	to	2.50	11.82	to	11.38
12/31/2016	112,284	1.53	to	1.48	170,310	—	1.45	to	1.85	16.50	to	16.05
12/31/2015	33,248	1.31	to	1.27	43,522	—	1.45	to	1.85	(5.82)	to	(6.19)
ProFund VP NASDAQ-100
12/31/2019	13,338	16.60	to	16.01	44,340	—	1.25	to	2.50	35.01	to	33.37
12/31/2018	17,989	12.30	to	12.00	44,454	—	1.25	to	2.50	(3.09)	to	(4.28)
12/31/2017	22,827	12.69	to	12.54	58,545	—	1.25	to	2.50	28.51	to	28.01
12/31/2016	8,845	2.02	to	1.95	17,780	—	1.45	to	1.85	3.76	to	3.35
12/31/2015	76,540	1.95	to	1.88	146,185	—	1.45	to	1.85	5.92	to	5.50

30

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Oil & Gas
12/31/2019	63,291	$7.99	to	$7.70	$45,296	1.33%	1.25%	to	2.50%	7.18%	to	5.87%
12/31/2018	70,201	7.45	to	7.27	47,020	1.55	1.25	to	2.50	(21.21)	to	(22.18)
12/31/2017	92,705	9.46	to	9.35	79,381	1.25	1.25	to	2.50	(4.55)	to	(4.93)
12/31/2016	98,231	0.91	to	0.88	88,288	1.34	1.45	to	1.85	22.41	to	21.93
12/31/2015	98,269	0.74	to	0.72	72,210	0.65	1.45	to	1.85	(24.47)	to	(24.77)
ProFund VP Pharmaceuticals
12/31/2019	912	11.18	to	10.78	1,705	0.29	1.25	to	2.50	12.63	to	11.26
12/31/2018	4,334	9.93	to	9.69	7,224	0.93	1.25	to	2.50	(7.36)	to	(8.50)
12/31/2017	6,497	10.71	to	10.59	11,819	0.70	1.25	to	2.50	8.78	to	8.36
12/31/2016	34,496	1.70	to	1.64	57,428	0.34	1.45	to	1.85	(5.11)	to	(5.48)
12/31/2015	70,972	1.79	to	1.74	124,869	0.50	1.45	to	1.85	2.95	to	2.55
ProFund VP Precious Metals
12/31/2019	44,655	12.31	to	11.87	24,368	0.03	1.25	to	2.50	44.18	to	42.42
12/31/2018	47,402	8.54	to	8.33	18,010	—	1.25	to	2.50	(14.54)	to	(15.59)
12/31/2017	44,775	9.99	to	9.87	20,144	—	1.25	to	2.50	3.78	to	3.37
12/31/2016	36,896	0.44	to	0.42	15,981	—	1.45	to	1.85	53.60	to	53.00
12/31/2015	48,396	0.29	to	0.28	13,700	—	1.45	to	1.85	(33.81)	to	(34.07)
ProFund VP Short Emerging Markets
12/31/2019	—	6.35	to	6.12	—	—	1.25	to	2.50	(21.97)	to	(22.92)
12/31/2018	—	8.13	to	7.94	—	—	1.25	to	2.50	11.19	to	9.83
12/31/2017	—	7.31	to	7.23	—	—	1.25	to	2.50	(28.87)	to	(29.15)
12/31/2016	—	0.35	to	0.34	—	—	1.45	to	1.85	(17.44)	to	(17.76)
12/31/2015	—	0.42	to	0.41	—	—	1.45	to	1.85	9.93	to	9.49
ProFund VP Short International
12/31/2019	—	7.43	to	7.16	—	—	1.25	to	2.50	(18.44)	to	(19.43)
12/31/2018	—	9.11	to	8.89	—	—	1.25	to	2.50	14.04	to	12.64
12/31/2017	—	7.99	to	7.89	—	—	1.25	to	2.50	(21.77)	to	(22.08)
12/31/2016	—	0.42	to	0.41	—	—	1.45	to	1.85	(7.24)	to	(7.60)
12/31/2015	—	0.46	to	0.44	—	—	1.45	to	1.85	(5.16)	to	(5.53)
ProFund VP Short NASDAQ-100
12/31/2019	1,592	5.11	to	4.93	152	0.14	1.25	to	2.50	(28.94)	to	(29.81)
12/31/2018	1,605	7.19	to	7.02	216	—	1.25	to	2.50	(4.09)	to	(5.27)
12/31/2017	1,617	7.50	to	7.41	227	—	1.25	to	2.50	(26.32)	to	(26.60)
12/31/2016	1,630	0.19	to	0.18	311	—	1.45	to	1.85	(11.34)	to	(11.69)
12/31/2015	21,256	0.22	to	0.21	4,513	—	1.45	to	1.85	(14.29)	to	(14.63)
ProFund VP Short Small-Cap
12/31/2019	—	7.40	to	7.13	—	—	1.25	to	2.50	(21.76)	to	(22.72)
12/31/2018	—	9.45	to	9.22	—	—	1.25	to	2.50	9.02	to	7.69
12/31/2017	—	8.67	to	8.57	—	—	1.25	to	2.50	(15.43)	to	(15.76)
12/31/2016	—	0.20	to	0.20	—	—	1.45	to	1.85	(22.71)	to	(23.02)
12/31/2015	—	0.26	to	0.25	—	—	1.45	to	1.85	(2.24)	to	(2.62)
ProFund VP Small-Cap
12/31/2019	198	11.40	to	10.99	307	—	1.25	to	2.50	22.08	to	20.59
12/31/2018	6,179	9.34	to	9.11	7,895	—	1.25	to	2.50	(13.97)	to	(15.03)
12/31/2017	14,308	10.86	to	10.73	21,674	—	1.25	to	2.50	10.82	to	10.39
12/31/2016	88,841	1.38	to	1.33	121,170	—	1.45	to	1.85	17.98	to	17.51
12/31/2015	33,413	1.17	to	1.13	38,859	—	1.45	to	1.85	(7.55)	to	(7.91)
ProFund VP Small-Cap Value
12/31/2019	12,036	10.83	to	10.44	20,695	—	1.25	to	2.50	21.05	to	19.57
12/31/2018	4,213	8.95	to	8.73	5,963	—	1.25	to	2.50	(15.28)	to	(16.32)
12/31/2017	11,219	10.56	to	10.43	18,907	0.01	1.25	to	2.50	8.15	to	7.72
12/31/2016	50,952	1.57	to	1.51	78,871	—	1.45	to	1.85	26.94	to	26.44
12/31/2015	21,867	1.24	to	1.20	26,923	—	1.45	to	1.85	(9.59)	to	(9.94)

31

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5.	Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
ProFund VP Telecommunications
12/31/2019	17,330	$9.04	to	$8.71	$17,639	2.66%	1.25%	to	2.50%	13.35%	to	11.97%
12/31/2018	28,654	7.97	to	7.78	25,723	4.35	1.25	to	2.50	(16.16)	to	(17.19)
12/31/2017	18,130	9.51	to	9.40	19,340	4.01	1.25	to	2.50	(3.52)	to	(3.90)
12/31/2016	19,381	1.13	to	1.09	21,285	1.02	1.45	to	1.85	19.92	to	19.45
12/31/2015	16,857	0.94	to	0.91	15,579	1.81	1.45	to	1.85	0.07	to	(0.32)
ProFund VP U.S. Government Plus
12/31/2019	18,224	11.75	to	11.33	32,915	0.83	1.25	to	2.50	16.76	to	15.34
12/31/2018	19,134	10.06	to	9.82	29,728	0.94	1.25	to	2.50	(6.60)	to	(7.74)
12/31/2017	19,239	10.77	to	10.64	32,147	0.45	1.25	to	2.50	7.93	to	7.50
12/31/2016	20,174	1.59	to	1.53	31,310	—	1.45	to	1.85	(1.73)	to	(2.11)
12/31/2015	20,286	1.62	to	1.56	32,116	—	1.45	to	1.85	(6.99)	to	(7.36)
ProFund VP UltraSmall-Cap
12/31/2019	—	12.42	to	11.97	—	—	1.25	to	2.50	45.51	to	43.74
12/31/2018	—	8.54	to	8.33	—	—	1.25	to	2.50	(27.86)	to	(28.75)
12/31/2017	—	11.83	to	11.69	—	—	1.25	to	2.50	23.41	to	22.93
12/31/2016	33,316	1.38	to	1.33	44,842	—	1.45	to	1.85	37.60	to	37.06
12/31/2015	54,018	1.00	to	0.97	52,983	—	1.45	to	1.85	(14.22)	to	(14.56)
ProFund VP Utilities
12/31/2019	20,283	13.46	to	12.98	37,344	1.49	1.25	to	2.50	21.36	to	19.88
12/31/2018	24,202	11.09	to	10.83	36,623	1.29	1.25	to	2.50	1.61	to	0.36
12/31/2017	25,283	10.92	to	10.79	37,741	2.10	1.25	to	2.50	9.06	to	8.64
12/31/2016	22,354	1.39	to	1.34	30,600	1.15	1.45	to	1.85	13.44	to	12.99
12/31/2015	55,142	1.22	to	1.18	66,374	1.96	1.45	to	1.85	(7.74)	to	(8.10)
TA Aegon High Yield Bond Service Class
12/31/2019	50,059	11.38	to	10.97	103,726	5.88	1.25	to	2.50	12.57	to	11.19
12/31/2018	59,982	10.11	to	9.87	111,209	5.47	1.25	to	2.50	(3.92)	to	(5.09)
12/31/2017	93,352	10.52	to	10.40	182,303	5.51	1.25	to	2.50	5.68	to	5.27
12/31/2016	109,386	1.89	to	1.73	202,404	4.77	1.45	to	1.85	13.36	to	12.92
12/31/2015	140,033	1.67	to	1.53	229,063	4.90	1.45	to	1.85	(5.67)	to	(6.04)
TA Aegon U.S. Government Securities Service Class
12/31/2019	538,913	10.49	to	10.11	704,248	1.57	1.25	to	2.50	5.04	to	3.75
12/31/2018	1,038,925	9.99	to	9.75	1,289,857	2.25	1.25	to	2.50	(1.23)	to	(2.44)
12/31/2017	938,013	10.11	to	9.99	1,186,447	2.35	1.25	to	2.50	0.90	to	0.51
12/31/2016	3,098,345	1.28	to	1.19	3,890,446	0.46	1.45	to	1.85	(1.29)	to	(1.67)
12/31/2015	3,018,220	1.30	to	1.21	3,849,465	1.18	1.45	to	1.85	(1.60)	to	(1.99)
TA Barrow Hanley Dividend Focused Service Class
12/31/2019	404,938	11.99	to	11.56	977,241	2.21	1.25	to	2.50	22.05	to	20.56
12/31/2018	442,459	9.83	to	9.59	878,466	1.82	1.25	to	2.50	(12.78)	to	(13.85)
12/31/2017	517,197	11.27	to	11.13	1,181,268	2.18	1.25	to	2.50	14.47	to	14.03
12/31/2016	594,320	2.06	to	1.71	1,186,232	1.89	1.45	to	1.85	12.96	to	12.51
12/31/2015	669,832	1.82	to	1.52	1,184,989	1.57	1.45	to	1.85	(5.21)	to	(5.58)
TA BlackRock Global Real Estate Securities Service Class
12/31/2019	92,886	11.82	to	11.40	218,422	0.54	1.25	to	2.50	23.34	to	21.84
12/31/2018	128,970	9.58	to	9.35	247,245	7.55	1.25	to	2.50	(11.44)	to	(12.53)
12/31/2017	152,877	10.82	to	10.69	331,230	3.39	1.25	to	2.50	9.43	to	9.00
12/31/2016	185,829	2.06	to	1.52	370,710	1.35	1.45	to	1.85	(1.01)	to	(1.40)
12/31/2015	258,447	2.08	to	1.54	520,228	3.84	1.45	to	1.85	(2.29)	to	(2.67)
TA BlackRock Government Money Market Service Class
12/31/2019	585,425	9.88	to	9.53	544,619	1.72	1.25	to	2.50	0.46	to	(0.76)
12/31/2018	786,155	9.84	to	9.60	728,862	0.79	1.25	to	2.50	(0.41)	to	(1.63)
12/31/2017	875,107	9.88	to	9.76	815,728	0.01	1.25	to	2.50	(1.42)	to	(1.81)
12/31/2016	1,131,207	0.96	to	0.92	1,068,280	0.01	1.45	to	1.85	(1.42)	to	(1.81)
12/31/2015	1,481,596	0.98	to	0.94	1,425,104	0.01	1.45	to	1.85	(1.43)	to	(1.81)

32

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA BlackRock iShares Edge 40 Service Class
12/31/2019	110,858	$11.54	to	$11.12	$173,720	2.03%	1.25%	to	2.50%	13.68%	to	12.30%
12/31/2018	116,431	10.15	to	9.90	161,139	1.67	1.25	to	2.50	(5.61)	to	(6.77)
12/31/2017	118,693	10.75	to	10.62	174,591	1.51	1.25	to	2.50	7.96	to	7.54
12/31/2016	124,461	1.39	to	1.33	169,782	1.26	1.45	to	1.85	0.54	to	0.14
12/31/2015	114,534	1.38	to	1.32	155,584	1.00	1.45	to	1.85	(1.84)	to	(2.23)
TA BlackRock Tactical Allocation Service Class
12/31/2019	202,160	11.96	to	11.53	254,300	2.19	1.25	to	2.50	15.61	to	14.20
12/31/2018	432,970	10.35	to	10.10	472,191	0.98	1.25	to	2.50	(5.60)	to	(6.76)
12/31/2017	470,994	10.96	to	10.83	545,500	1.46	1.25	to	2.50	10.09	to	9.66
12/31/2016	515,741	1.05	to	1.04	542,859	2.14	1.45	to	1.85	3.41	to	3.01
12/31/2015	612,665	1.02	to	1.01	623,894	1.74	1.45	to	1.85	(1.55)	to	(1.94)
TA Greystone International Growth Service Class
12/31/2019	210,466	12.68	to	12.22	263,357	1.11	1.25	to	2.50	25.83	to	24.30
12/31/2018	294,468	10.07	to	9.83	294,491	0.96	1.25	to	2.50	(18.97)	to	(19.96)
12/31/2017	391,625	12.43	to	12.28	484,753	1.24	1.25	to	2.50	25.17	to	24.69
12/31/2016	528,889	1.01	to	0.97	524,672	1.32	1.45	to	1.85	(1.56)	to	(1.94)
12/31/2015	518,778	1.02	to	0.99	523,332	2.20	1.45	to	1.85	(1.67)	to	(2.06)
TA Janus Balanced Service Class
12/31/2019	88,309	13.54	to	13.05	146,299	1.37	1.25	to	2.50	20.27	to	18.80
12/31/2018	91,667	11.25	to	10.98	126,663	1.07	1.25	to	2.50	(1.31)	to	(2.52)
12/31/2017	66,148	11.40	to	11.27	92,655	1.56	1.25	to	2.50	15.07	to	14.62
12/31/2016	27,899	1.23	to	1.20	33,951	1.04	1.45	to	1.85	2.63	to	2.23
12/31/2015	28,005	1.20	to	1.17	33,254	0.97	1.45	to	1.85	(1.31)	to	(1.70)
TA Janus Mid-Cap Growth Service Class
12/31/2019	68,488	16.37	to	15.78	212,432	—	1.25	to	2.50	34.65	to	33.00
12/31/2018	100,845	12.16	to	11.86	233,016	—	1.25	to	2.50	(2.68)	to	(3.87)
12/31/2017	140,077	12.49	to	12.34	333,637	—	1.25	to	2.50	26.90	to	26.41
12/31/2016	163,328	1.92	to	1.84	306,900	—	1.45	to	1.85	(3.70)	to	(4.07)
12/31/2015	224,325	2.00	to	1.92	437,848	—	1.45	to	1.85	(6.62)	to	(6.98)
TA JPMorgan Asset Allocation - Conservative Service Class
12/31/2019	3,167,021	11.71	to	11.29	5,286,069	2.07	1.25	to	2.50	12.15	to	10.78
12/31/2018	4,529,036	10.44	to	10.19	6,772,114	1.52	1.25	to	2.50	(5.47)	to	(6.63)
12/31/2017	5,444,339	11.04	to	10.91	8,610,429	1.81	1.25	to	2.50	10.96	to	10.53
12/31/2016	6,085,500	1.46	to	1.34	8,667,502	1.73	1.45	to	1.85	2.82	to	2.41
12/31/2015	7,210,160	1.42	to	1.31	9,993,661	1.99	1.45	to	1.85	(3.54)	to	(3.92)
TA JPMorgan Asset Allocation - Growth Service Class
12/31/2019	1,060,914	13.26	to	12.78	2,309,205	1.48	1.25	to	2.50	24.31	to	22.79
12/31/2018	1,077,403	10.66	to	10.41	1,893,379	1.68	1.25	to	2.50	(11.81)	to	(12.90)
12/31/2017	1,423,722	12.09	to	11.95	2,837,217	1.23	1.25	to	2.50	22.60	to	22.12
12/31/2016	1,322,554	1.65	to	1.48	2,158,771	1.93	1.45	to	1.85	4.31	to	3.90
12/31/2015	1,642,376	1.58	to	1.43	2,571,543	1.21	1.45	to	1.85	(3.52)	to	(3.90)
TA JPMorgan Asset Allocation - Moderate Service Class
12/31/2019	10,215,903	12.18	to	11.74	18,931,295	1.92	1.25	to	2.50	14.74	to	13.34
12/31/2018	11,683,032	10.62	to	10.36	18,931,404	1.51	1.25	to	2.50	(6.52)	to	(7.67)
12/31/2017	13,123,387	11.36	to	11.22	22,815,560	1.62	1.25	to	2.50	14.47	to	14.02
12/31/2016	14,666,490	1.57	to	1.43	22,328,706	1.97	1.45	to	1.85	3.75	to	3.35
12/31/2015	16,193,473	1.51	to	1.39	23,781,163	1.78	1.45	to	1.85	(3.87)	to	(4.25)

33

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA JPMorgan Asset Allocation - Moderate Growth Service Class
12/31/2019	15,742,445	$12.63	to	$12.18	$31,723,334	1.93%	1.25%	to	2.50%	18.31%	to	16.87%
12/31/2018	17,872,530	10.68	to	10.42	30,559,880	1.62	1.25	to	2.50	(8.47)	to	(9.59)
12/31/2017	20,683,519	11.66	to	11.52	38,790,327	1.53	1.25	to	2.50	17.79	to	17.33
12/31/2016	22,144,616	1.63	to	1.48	35,256,003	1.79	1.45	to	1.85	4.74	to	4.33
12/31/2015	24,136,815	1.56	to	1.41	36,719,720	1.99	1.45	to	1.85	(3.91)	to	(4.29)
TA JPMorgan Core Bond Service Class
12/31/2019	488,690	10.77	to	10.38	729,087	3.00	1.25	to	2.50	6.92	to	5.61
12/31/2018	314,237	10.07	to	9.83	438,883	2.84	1.25	to	2.50	(1.33)	to	(2.54)
12/31/2017	354,208	10.21	to	10.09	503,794	2.48	1.25	to	2.50	1.95	to	1.55
12/31/2016	402,698	1.44	to	1.33	564,224	1.94	1.45	to	1.85	0.60	to	0.21
12/31/2015	377,962	1.43	to	1.32	528,087	1.69	1.45	to	1.85	(1.10)	to	(1.49)
TA JPMorgan Enhanced Index Service Class
12/31/2019	48,483	14.06	to	13.55	133,084	0.89	1.25	to	2.50	29.08	to	27.50
12/31/2018	74,552	10.89	to	10.63	159,498	0.78	1.25	to	2.50	(7.41)	to	(8.55)
12/31/2017	109,013	11.76	to	11.62	250,471	0.37	1.25	to	2.50	19.10	to	18.63
12/31/2016	98,931	2.05	to	1.88	193,220	0.17	1.45	to	1.85	9.54	to	9.11
12/31/2015	103,562	1.87	to	1.72	185,401	0.71	1.45	to	1.85	(1.78)	to	(2.16)
TA JPMorgan International Moderate Growth Service Class
12/31/2019	3,201,964	12.01	to	11.58	3,845,626	2.00	1.25	to	2.50	16.16	to	14.74
12/31/2018	3,864,632	10.34	to	10.09	4,010,883	2.01	1.25	to	2.50	(13.00)	to	(14.07)
12/31/2017	4,956,067	11.88	to	11.74	5,930,628	1.62	1.25	to	2.50	19.74	to	19.27
12/31/2016	5,392,339	1.01	to	0.97	5,394,089	1.83	1.45	to	1.85	(0.36)	to	(0.75)
12/31/2015	6,325,345	1.02	to	0.98	6,355,007	1.73	1.45	to	1.85	(3.29)	to	(3.67)
TA JPMorgan Tactical Allocation Service Class
12/31/2019	102,262	11.27	to	10.86	141,032	2.00	1.25	to	2.50	10.53	to	9.18
12/31/2018	134,460	10.19	to	9.95	168,484	1.80	1.25	to	2.50	(4.39)	to	(5.56)
12/31/2017	148,260	10.66	to	10.53	195,082	1.54	1.25	to	2.50	6.96	to	6.54
12/31/2016	205,005	1.25	to	1.10	247,954	1.02	1.45	to	1.85	2.71	to	2.30
12/31/2015	261,693	1.22	to	1.08	309,631	1.08	1.45	to	1.85	(1.83)	to	(2.21)
TA Managed Risk - Balanced ETF Service Class
12/31/2019	335,987	11.96	to	11.53	488,199	1.95	1.25	to	2.50	14.22	to	12.83
12/31/2018	365,359	10.47	to	10.22	465,945	1.72	1.25	to	2.50	(5.73)	to	(6.89)
12/31/2017	538,318	11.11	to	10.97	730,239	1.69	1.25	to	2.50	11.82	to	11.38
12/31/2016	537,141	1.23	to	1.19	652,329	1.76	1.45	to	1.85	2.27	to	1.87
12/31/2015	491,934	1.20	to	1.17	584,242	1.25	1.45	to	1.85	(3.17)	to	(3.55)
TA Managed Risk - Conservative ETF Service Class
12/31/2019	6,237	11.50	to	11.09	8,931	2.04	1.25	to	2.50	10.81	to	9.45
12/31/2018	6,560	10.38	to	10.13	8,511	1.78	1.25	to	2.50	(4.79)	to	(5.96)
12/31/2017	6,923	10.90	to	10.77	9,472	1.82	1.25	to	2.50	9.45	to	9.02
12/31/2016	7,270	1.27	to	1.23	9,106	1.56	1.45	to	1.85	2.59	to	2.19
12/31/2015	7,622	1.24	to	1.21	9,323	1.47	1.45	to	1.85	(2.11)	to	(2.49)
TA Managed Risk - Growth ETF Service Class
12/31/2019	1,070,844	12.49	to	12.04	1,645,311	1.73	1.25	to	2.50	17.94	to	16.50
12/31/2018	1,186,776	10.59	to	10.33	1,549,467	1.59	1.25	to	2.50	(8.31)	to	(9.44)
12/31/2017	1,286,084	11.55	to	11.41	1,836,408	1.60	1.25	to	2.50	16.78	to	16.33
12/31/2016	1,434,757	1.23	to	1.19	1,754,495	1.65	1.45	to	1.85	3.18	to	2.77
12/31/2015	1,456,951	1.19	to	1.16	1,728,643	1.41	1.45	to	1.85	(4.89)	to	(5.27)
TA Morgan Stanley Capital Growth Service Class
12/31/2019	123,008	17.59	to	16.96	453,902	—	1.25	to	2.50	21.95	to	20.46
12/31/2018	39,018	14.43	to	14.08	118,662	—	1.25	to	2.50	5.11	to	3.82
12/31/2017	60,535	13.73	to	13.56	175,744	—	1.25	to	2.50	41.23	to	40.67
12/31/2016	45,723	2.10	to	2.01	93,838	—	1.45	to	1.85	(3.89)	to	(4.27)
12/31/2015	120,158	2.18	to	2.10	255,303	—	1.45	to	1.85	9.86	to	9.43

34

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Multi-Managed Balanced Service Class
12/31/2019	2,409,699	$12.69	to	$12.23	$6,310,101	1.55%	1.25%	to	2.50%	20.00%	to	18.53%
12/31/2018	2,327,542	10.58	to	10.32	5,091,030	1.14	1.25	to	2.50	(5.10)	to	(6.26)
12/31/2017	2,849,882	11.14	to	11.01	6,582,309	0.76	1.25	to	2.50	12.20	to	11.76
12/31/2016	2,821,075	2.11	to	1.92	5,818,180	0.86	1.45	to	1.85	6.10	to	5.69
12/31/2015	3,117,857	1.99	to	1.82	6,080,931	1.25	1.45	to	1.85	(1.49)	to	(1.88)
TA PIMCO Tactical - Balanced Service Class
12/31/2019	16,463	11.95	to	11.52	21,171	0.17	1.25	to	2.50	18.20	to	16.76
12/31/2018	11,436	10.11	to	9.87	12,465	3.53	1.25	to	2.50	(8.09)	to	(9.22)
12/31/2017	13,278	11.00	to	10.87	15,784	0.30	1.25	to	2.50	10.44	to	10.01
12/31/2016	14,810	1.08	to	1.05	15,941	0.12	1.45	to	1.85	3.88	to	3.47
12/31/2015	20,456	1.04	to	1.01	21,196	—	1.45	to	1.85	(3.94)	to	(4.32)
TA PIMCO Tactical - Conservative Service Class
12/31/2019	31,444	11.79	to	11.37	36,609	0.08	1.25	to	2.50	16.11	to	14.70
12/31/2018	19,978	10.15	to	9.91	20,150	5.06	1.25	to	2.50	(6.32)	to	(7.47)
12/31/2017	—	10.84	to	10.71	—	1.20	1.25	to	2.50	8.82	to	8.39
12/31/2016	—	1.03	to	1.00	—	0.65	1.45	to	1.85	3.48	to	3.08
12/31/2015	—	0.99	to	0.97	—	—	1.45	to	1.85	(3.48)	to	(3.86)
TA PIMCO Tactical - Growth Service Class
12/31/2019	1,687	12.31	to	11.86	2,127	—	1.25	to	2.50	20.05	to	18.59
12/31/2018	1,967	10.25	to	10.00	2,066	6.77	1.25	to	2.50	(8.83)	to	(9.95)
12/31/2017	260	11.24	to	11.11	297	0.40	1.25	to	2.50	13.19	to	12.75
12/31/2016	262	1.03	to	1.00	264	—	1.45	to	1.85	3.38	to	2.97
12/31/2015	263	0.99	to	0.97	258	—	1.45	to	1.85	(4.84)	to	(5.21)
TA PIMCO Total Return Service Class
12/31/2019	605,344	10.81	to	10.42	918,415	2.19	1.25	to	2.50	6.88	to	5.58
12/31/2018	714,313	10.11	to	9.87	1,015,860	2.22	1.25	to	2.50	(2.25)	to	(3.45)
12/31/2017	845,988	10.35	to	10.22	1,232,888	—	1.25	to	2.50	3.15	to	2.75
12/31/2016	1,022,424	1.43	to	1.32	1,445,856	2.14	1.45	to	1.85	1.01	to	0.62
12/31/2015	1,393,773	1.41	to	1.31	1,952,204	2.14	1.45	to	1.85	(0.92)	to	(1.31)
TA QS Investors Active Asset Allocation - Conservative Service Class
12/31/2019	29,023	11.54	to	11.12	36,107	1.97	1.25	to	2.50	9.86	to	8.52
12/31/2018	18,878	10.50	to	10.25	21,511	2.49	1.25	to	2.50	(4.09)	to	(5.27)
12/31/2017	—	10.95	to	10.82	—	—	1.25	to	2.50	10.11	to	9.67
12/31/2016	1,496	1.11	to	1.09	1,658	1.34	1.45	to	1.85	1.18	to	0.79
12/31/2015	6,936	1.10	to	1.08	7,551	0.38	1.45	to	1.85	(3.76)	to	(4.13)
TA QS Investors Active Asset Allocation - Moderate Growth Service Class
12/31/2019	51,636	12.00	to	11.57	72,568	1.65	1.25	to	2.50	9.98	to	8.64
12/31/2018	58,269	10.91	to	10.65	74,625	1.19	1.25	to	2.50	(7.12)	to	(8.26)
12/31/2017	86,107	11.75	to	11.61	118,876	1.28	1.25	to	2.50	18.59	to	18.13
12/31/2016	94,948	1.17	to	1.15	110,628	1.07	1.45	to	1.85	0.51	to	0.12
12/31/2015	104,966	1.16	to	1.15	121,779	0.99	1.45	to	1.85	(7.87)	to	(8.23)
TA Small/Mid Cap Value Service Class
12/31/2019	239,758	12.02	to	11.59	919,399	0.70	1.25	to	2.50	23.40	to	21.89
12/31/2018	355,862	9.74	to	9.51	1,117,028	0.62	1.25	to	2.50	(12.73)	to	(13.81)
12/31/2017	463,465	11.17	to	11.03	1,675,118	0.94	1.25	to	2.50	13.62	to	13.17
12/31/2016	518,700	3.25	to	2.87	1,650,437	0.53	1.45	to	1.85	19.08	to	18.62
12/31/2015	615,236	2.73	to	2.42	1,642,993	0.79	1.45	to	1.85	(4.12)	to	(4.50)
TA T. Rowe Price Small Cap Service Class
12/31/2019	193,018	14.13	to	13.62	711,211	—	1.25	to	2.50	30.76	to	29.16
12/31/2018	189,797	10.80	to	10.54	537,065	—	1.25	to	2.50	(8.43)	to	(9.56)
12/31/2017	211,383	11.80	to	11.66	656,151	—	1.25	to	2.50	20.28	to	19.81
12/31/2016	225,894	2.66	to	2.58	584,076	—	1.45	to	1.85	9.42	to	8.99
12/31/2015	301,586	2.43	to	2.37	713,834	—	1.45	to	1.85	0.69	to	0.30

35

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA WMC US Growth Service Class
12/31/2019	392,731	$17.04	to	$16.43	$1,268,353	—%	1.25%	to	2.50%	37.95%	to	36.27%
12/31/2018	431,165	12.35	to	12.05	1,012,752	0.27	1.25	to	2.50	(1.27)	to	(2.49)
12/31/2017	472,729	12.51	to	12.36	1,129,778	0.21	1.25	to	2.50	27.03	to	26.53
12/31/2016	521,821	1.93	to	1.79	982,145	0.17	1.45	to	1.85	1.08	to	0.68
12/31/2015	710,601	1.91	to	1.78	1,326,162	0.51	1.45	to	1.85	5.09	to	4.67

(1)	See Footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

36

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

6. Administrative and Mortality and Expense Risk Charges

TPLIC deducts a daily administrative charge equal to an annual rate of 0.15% of the daily net assets value of each subaccount for administrative expenses. TPLIC also deducts an annual charge during the accumulation phase, not to exceed $30, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.10% to 2.35% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TPLIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a daily charge for fund facilitation fees:

Subaccount	Additional Fund Facilitation Fee Assessed
AB Balanced Wealth Strategy Class B Shares	0.20%
Franklin Founding Funds Allocation Class 4 Shares	0.15%

7. Income Tax

Operations of the Separate Account form a part of TPLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TPLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TPLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TPLIC, as long as earnings are credited under the variable annuity contracts.

37

Transamerica Premier Life Insurance Company

Separate Account VA V

Notes to Financial Statements

December 31, 2019

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition in the financial statements.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves. Since January 2020, the Coronavirus disease (COVID-19) pandemic and economic uncertainties have arisen which have impacted the Separate Account’s net assets. The extent to which the COVID-19 pandemic will continue to impact the net assets will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

9. Related Parties

Transamerica Capital, Inc. (TCI), a wholesaling broker-dealer, is an affiliated entity of TPLIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TPLIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (TAM). Transamerica Fund Services, Inc. (TFS) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (AAM) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TPLIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective October 1, 2020, TPLIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

38

STATEMENT OF ADDITIONAL INFORMATION

FLEXIBLE PREMIUM VARIABLE ANNUITY - F

Issued through

SEPARATE ACCOUNT VA V

Offered by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Flexible Premium Variable Annuity - F offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the current prospectus, dated May 1, 2009, by calling (800) 851-9777, or write us at: Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the policy and the underlying fund portfolios.

Dated: May 1, 2009

2

GLOSSARY OF TERMS

Accumulation Unit — An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value — The policy value increased or decreased by any excess interest adjustment.

Administrative and Service Office — Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001, (800) 851-9777. All premium payments, loan repayments, correspondence and notices should be sent to this address.

Annuitant — The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date — The date upon which annuity payments are to commence. This date may be any date after the policy date and may not be later than the last day of the policy month following the month after the annuitant attains age 95. The earliest annuity commencement date is at least three years after you purchase your policy. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.

Annuity Payment Option — A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit — An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Assumed Investment Return or AIR — The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary — The person who has the right to the death benefit as set forth in the policy.

Business Day — A day when the New York Stock Exchange is open for regular trading.

Cash Value — The adjusted policy value less any applicable surrender charge and rider fees (imposed upon surrender).

Code — The Internal Revenue Code of 1986, as amended.

Enrollment form — A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Excess Partial Surrender — The portion of a partial surrender (surrender) that exceeds the free amount.

3

Fixed Account — One or more investment choices under the policy that are part of the Company’s general assets and are not in the separate account.

Free Amount — The amount that can be withdrawn each year without incurring any surrender charge or excess interest adjustment.

Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider, the Retirement Income Choice Rider, Retirement Income Choice with Double Withdrawal Base Benefit Rider, or the Retirement Income Choice 1.2 Rider

Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Nonqualified Policy — A policy other than a qualified policy.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner in the information provided to us to issue a policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus

•

gross partial surrenders (partial surrenders minus excess interest adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus

•	interest credited in the fixed account; plus

•	accumulated gains in the separate account; minus

•	accumulated losses in the separate account; minus

•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Premium Payment — An amount paid to the Company by the owner or on the owner’s behalf as consideration for the benefits provided by the policy.

Qualified Policy — A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account — Separate Account VA V, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

4

Service Charge — An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $30, but will not exceed 2% of the policy value.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolios.

Supportable Payment — The amount equal to the sum of the variable annuity unit values multiplied by the number of variable annuity units in each of the selected subaccounts.

Surrender Charge — A percentage of each premium payment that depends upon the length of time from the date of each premium payment. The surrender charge is assessed on full or partial surrenders from the policy. A surrender charge may also be referred to as a “contingent deferred sales charge.” If the C – Share rider is elected, the surrender charge percentage is zero.

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments — Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice — Written notice, signed by the owner, that gives the Company the information it requires and is received at the administrative and service office. For some transactions, the Company may accept an electronic notice, such as telephone instructions, instead of written notice. Such written or electronic notice must meet the requirements the Company establishes for such notices.

5

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve Life Assurance Co. of Ohio (the Company, we, us or our) and the policy, which may be of interest to a prospective purchaser.

THE POLICY — GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an enrollment form and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with the Company’s consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of your spouse in a community or marital property state.

Unless the Company has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

Note carefully. If the owner predeceases the annuitant and no joint owner, primary beneficiary, or contingent beneficiary is alive or in existence on the date of death, the owner’s estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, subject to any payment the Company has made or action the Company has taken before recording the change. Changing the owner does not change the designation of the beneficiary or the annuitant.

If ownership is transferred to a new owner (except to the owner’s spouse) because the owner dies before the annuitant, then (a) the cash value generally must be distributed to the new owner within five years of the owner’s death, or (b) annuity payments must be made for a period certain or for the new owner’s lifetime so long as any period certain does not exceed that new owner’s life expectancy, if the first payment begins within one year of your death.

Entire Policy

The policy, any endorsements or riders thereon, the enrollment form, or information provided in lieu thereof, constitute the entire contract between the Company and the owner. All statements in the enrollment form are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the enrollment form or information provided in lieu thereof.

6

Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, the Company will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by the Company shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by the Company due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to the Company.

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a subaccount then credited to a policy into an equal value of annuity units of one or more other subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, the Company reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to the Company’s administrative and service office. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

Note: Portions of the following discussion do not apply to annuity payments under the Initial Payment Guarantee. See the “Stabilized Payments” section of this SAI.

During the lifetime of the annuitant and before the annuity commencement date, the owner may choose an annuity payment option or change the election, but notice of any election or change of election must be received by the Company in good order at its Administrative and Service Office at least thirty (30) days before the annuity commencement date (elections less than 30 days require prior approval). If no election is made before the annuity commencement date, annuity payments will be made under (1) life income with level (fixed) payments for 10 years certain, using the existing policy value of the fixed account, or (2) life income with variable payments for 10 years certain using the existing policy value of the separate account, or (3) a combination of (1) and (2).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount the Company has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells the Company in writing and the Company agrees.

7

Variable Payment Options. The dollar amount of the first variable annuity payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. For annuity payments the tables are based on a 5% effective annual Assumed Investment Return and the “2000 Table”, using an assumed annuity commencement date of 2005 (static projection to this point) with dynamic projection using scale G from that point (100% of G for male, 50% of G for females). The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. For regular annuity payments, the adjusted age is the annuitant’s actual age nearest birthday, on the annuity commencement date, adjusted as described in your policy. This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments other than the first are calculated using annuity units which are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to the Company will constitute due proof of death.

Upon receipt in good order (at our Administrative and Service Office) of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as the Company has sufficient information about the beneficiary(ies) to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If an owner is not an annuitant, and dies prior to the annuity commencement date, the new owner may surrender the policy at any time for the amount of the adjusted policy value. If the new owner is not the deceased owner’s spouse, however, (1) the adjusted policy value must be distributed within five years after the date of the deceased owner’s death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner’s death and must be made for the new owner’s lifetime or for a period certain (so long as any period certain does not exceed the new owner’s life expectancy). If the sole new owner is the deceased owner’s surviving spouse, such spouse may elect to continue the policy as the new owner instead of receiving the death benefit.

8

Beneficiary. The beneficiary designation in the enrollment form will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to the Company. The beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by the Company. The Company will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally. If upon the death of the annuitant there is a surviving owner(s), the surviving owner(s) automatically takes the place of any beneficiary designation.

Death of Owner

Federal tax law requires that if any owner (including any joint owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See “Certain Federal Income Tax Consequences” for more information about these rules. Other rules may apply to qualified policies.

Evidence of Survival

The Company reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until the Company receives such evidence.

Non-Participating

The policy will not share in the Company’s surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by the Company and approved by one of the Company’s officers. No registered representative has authority to change or waive any provision of the policy.

The Company reserves the right to amend the policies to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their immediate family, or by an officer, director, trustee or bona-fide full-time employee of the Company or its affiliated companies or their immediate family. In such a case, the Company in its discretion, may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs the Company experiences on those purchases. The Company may offer certain employer sponsored savings plans, reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which the Company is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

9

Present Value of Future Variable Payments

The present value of future period certain variable payments is calculated by taking (a) the supportable payment on the business day we receive the surrender request (in good order at our Administrative and Service Office), multiplied by (b) the number of payments remaining, multiplied by a discount rate (such as the assumed investment rate or “AIR”).

Stabilized Payments

If you have selected a payout feature that provides for stabilized payments (e.g., the Initial Payment Guarantee), please note that the stabilized payments remain level throughout each year and are adjusted on your annuitization anniversary. Without stabilized payments, each payment throughout the year would fluctuate based on the performance of your selected subaccounts. To reflect the difference in these payments we adjust (both increase and decrease as appropriate) the number of annuity units. The annuity units are adjusted when we calculate the supportable payment. Supportable payments are used in the calculation of surrender values, death benefits and transfers. On the anniversary of your annuity commencement date we set the new stabilized payment equal to the current supportable payment. In the case of an increase in the number of variable annuity units, your participation in the future investment performance of the subaccounts will be increased because more variable annuity units are credited to you. Conversely, in the case of a reduction of the number of variable annuity units, your participation in the future investment performance of the subaccounts will be decreased because fewer variable annuity units are credited to you. If the Initial Payment Guarantee is chosen, then the stabilized variable annuity payment will equal the greater of the guaranteed payment or the supportable payment at that time.

The following table demonstrates, on a purely hypothetical basis, the changes in the number of variable annuity units. The changes in the variable annuity unit values reflect the investment performance of the applicable subaccounts as well as the separate account charge.

Hypothetical Changes in Annuity Units with Stabilized Payments*
Assumed Investment Rate			5.0%
Life & 10 Year Certain
Male aged 65
First Variable Payment			$500
		Beginning Annuity Units	Annuity Unit Values	Monthly Payment Without Stabilization	Monthly Stabilized Payment	Adjustments In Annuity Units	Cumulative Adjusted Annuity Units
At Issue:	January 1	400.0000	1.250000	$500.00	$500.00	0.0000	400.0000
	February 1	400.0000	1.252005	$500.80	$500.00	0.0041	400.0041
	March 1	400.0000	1.252915	$501.17	$500.00	0.0059	400.0100
	April 1	400.0000	1.245595	$498.24	$500.00	(0.0089)	400.0011
	May 1	400.0000	1.244616	$497.85	$500.00	(0.0108)	399.9903
	June 1	400.0000	1.239469	$495.79	$500.00	(0.0212)	399.9691
	July 1	400.0000	1.244217	$497.69	$500.00	(0.0115)	399.9576
	August 1	400.0000	1.237483	$494.99	$500.00	(0.0249)	399.9327
	September 1	400.0000	1.242382	$496.95	$500.00	(0.0150)	399.9177
	October 1	400.0000	1.242382	$496.95	$500.00	(0.0149)	399.9027
	November 1	400.0000	1.249210	$499.68	$500.00	(0.0016)	399.9012
	December 1	400.0000	1.252106	$500.84	$500.00	0.0040	399.9052
	January 1	399.9052	1.255106	$501.92	$501.92	0.0000	399.9052

*

The total separate account expenses and portfolio expenses included in the calculations are 2.25% (2.25% is a hypothetical figure). If higher (or lower) expenses were charged, the numbers would be lower (or higher).

10

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a policy, based on the Code, Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to “United States Persons,” and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts, or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Policy

Diversification Requirements. Section 817(h) of the Code provides that in order for a non-qualified variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations issued under Section 817(h) (Treas. Reg. Section 1.817-5) apply a diversification requirement to each of the subaccounts. The separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations.

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although there is little guidance in this area and published guidance does not address certain aspects of the policies, we believe that the owner of a policy should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity commencement date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity commencement date,

11

the entire interest in the policy must generally be distributed within 5 years after such owner’s date of death or be used to provide payments to a designated beneficiary beginning within one year of such owner’s death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if upon such owner’s death prior to the annuity commencement date, such owner’s surviving spouse becomes the sole new owner under the policy, then the policy may be continued with the surviving spouse as the new owner. Under the policy, the beneficiary is the person(s) designated by an owner/annuitant and the surviving joint owner is the beneficiary of an owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Taxation of Annuities

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a policy until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value, and in the case of a qualified policy, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified policy held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the policy value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the policy that is not a natural person should discuss these with a competent tax adviser.

Withholding. The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain qualified policies, the withholding rate varies according to the type of distribution and the owner’s tax status. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. For this purpose, an eligible rollover distribution is any distribution to an employee (or an employee’s spouse or former spouse as beneficiary or alternate payee) from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the owner chooses a “direct rollover” from the plan to another tax-qualified plan or IRA. Different withholding requirements may apply in the case of non-United States persons.

Qualified Policies. The qualified policy is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions

12

and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our policy administration procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1⁄2 or (ii) retires, and must be made in a specified form or manner. If a participant in a Section 401(a) plan is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1⁄2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules. Pursuant to special legislation, required minimum distributions for the 2009 tax year generally are not required, and 2009 distributions that otherwise would be required minimum distributions may be eligible for rollover.

We may make available, as options under the policy, certain guaranteed lifetime withdrawal benefits and other optional benefits. The tax rules for qualified policies may limit the value of these optional benefits. Consult a qualified tax advisor before electing any of these benefits for a qualified policy.

We do not attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the Code ($5,000 for 2009, $6,000 if age 50 or older), except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or partial surrenders must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed.

Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

The Internal Revenue Service has not reviewed the policy for qualification as an IRA and has not addressed in a ruling of general applicability whether the death benefit options and riders available with the policies comport with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion

13

of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $120,000 for single filers, $176,000 for married filing jointly, and $10,000 for married filing separately. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is the deductible amount specified in the Code ($5,000 for 2009, $6,000 if age 50 or older). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1⁄2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same as for traditional IRAs.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under Section 403(b). Therefore, employers using the policy in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2.

For contracts issued after 2008, amounts attributable to nonelective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan.

Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders you request from a 403(b) policy comply with applicable tax requirements before we process your request.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit sharing plan. Therefore, employers using the policy in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities, and certain affiliates of such entities, and tax exempt organizations. The policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such

14

investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a non- governmental Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Taxation of the Company

The Company at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of the Company and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account.

INVESTMENT EXPERIENCE

A “net investment factor” is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying fund portfolios less any applicable charges or fees. The investment performance of the portfolio, expenses, and deductions of certain charges affect the value of an accumulation unit.

Upon allocation to the selected subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the enrollment form is completed, whichever is later. The value of an accumulation unit for each subaccount was arbitrarily established at $1 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for regular trading.

An index (the “net investment factor”) which measures the investment performance of a subaccount during a valuation period, is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease, or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

15

The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:

(1)	the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

(2)

the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

(3)	a per share credit or charge for any taxes determined by the Company to have resulted during the valuation period from the investment operations of the subaccount;

(b)	is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and

(c)	is an amount representing the separate account charge and any optional benefit fees, if applicable.

Illustration of Separate Account Accumulation Unit Value Calculations Formula

and Illustration for Determining the Net Investment Factor

Net Investment Factor =	(A + B - C) - E
D

Where:

A=	The net asset value of an underlying fund portfolio share as of the end of the current valuation period.
	Assume	A = $11.57

B=	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
	Assume	B = 0

C=	The per share charge or credit for any taxes reserved for at the end of the current valuation period.
	Assume	C = 0

D=	The net asset value of an underlying fund portfolio share at the end of the immediately preceding valuation period.
	Assume	D = $11.40

E=	The daily deduction for the mortality and expense risk fee and the administrative charge, and any optional benefit fees. Assume E totals 1.70% on an annual basis; On a daily basis, this equals 0.000046185.

Then, the net investment factor =	(11.57 + 0 – 0) - 0.000046185 = Z = 1.014866096
(11.40)

16

Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

Where:

A=	The accumulation unit value for the immediately preceding valuation period.
Assume = $X

B=	The net investment factor for the current valuation period.
Assume = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed investment return of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the annual assumed investment return. The value of a variable annuity unit in each subaccount was established at $1 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the variable annuity unit value for the subaccount on the immediately preceding business day;

(b)	is the net investment factor for that subaccount for the valuation period; and

(c)	is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the policy used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)	is the result of:

(1)	the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus

(2)	the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

(3)	a per share charge or credit for any taxes reserved for, which the Company determines to have resulted from the investment operations of the subaccount.

(ii)	is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period.

(iii)

is a factor representing the mortality and expense risk fee and administrative charge. This factor is equal, on an annual basis, to 1.25% of the policy value held in that subaccount (For calculating Initial Payment Guarantee annuity payments, the factor is higher at a rate of 2.50%).

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

17

The annuity payment rates generally vary according to the annuity option elected and the gender and adjusted age of the annuitant at the annuity commencement date. The policy also contains a table for determining the adjusted age of the annuitant.

Illustration of Calculations for Annuity Unit Value

and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

Where:

A=	annuity unit value for the immediately preceding valuation period.
Assume = $X

B=	Net investment factor for the valuation period for which the annuity unit value is being calculated.
Assume = Y

C=	A factor to neutralize the annual assumed investment return of 5% built into the Annuity Tables used.
Assume = Z

Then, the annuity unit value is:

$X * Y * Z = $Q

Formula and Illustration for Determining Amount of First

Monthly Variable Annuity Payment

First monthly variable annuity payment =	A * B
$1,000

Where:

A=	The adjusted policy value as of the annuity commencement date.
Assume = $X

B=	The annuity purchase rate per $1,000 of adjusted policy value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
Assume = $Y

Then, the first monthly variable annuity payment =	$X * $Y = $Z
1,000

18

Formula and Illustration for Determining the Number of Annuity Units Represented

by Each Monthly Variable Annuity Payment

Number of annuity units =	A
B

Where:

A=	The dollar amount of the first monthly variable annuity payment.
Assume = $X

B=	The annuity unit value for the valuation date on which the first monthly payment is due.
Assume = $Y

Then, the number of annuity units =	$X = Z
$Y

HISTORICAL PERFORMANCE DATA

Money Market Yields

The Company may from time to time disclose the current annualized yield of the money market subaccount, which invests in the corresponding money market portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the money market subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

Current Yield = ((NCS * ES)/UV) * (365/7)

Where:

NCS	=	The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES	=	Per unit expenses of the subaccount for the 7-day period.

UV	=	The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the money market subaccount will be lower than the yield for the corresponding money market portfolio. The yield calculations do not reflect the effect of any

19

premium taxes. The yield calculations also do not reflect surrender charges that may be applicable to a particular policy. Surrender charges range from 9% to 0% of the amount of premium payments surrendered based on the number of years since the premium payment was made. Surrender charges are based on the number of years since the date the premium payment was made, not the policy issue date.

The Company may also disclose the effective yield of the money market subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

Where:

NCS	=	The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES	=	Per unit expenses of the subaccount for the 7-day period.

UV	=	The unit value on the first day of the 7-day period.

The yield on amounts held in the money market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the corresponding money market portfolio, the types and quality of portfolio securities held by the corresponding money market portfolio and its operating expenses.

Total Returns

The Company may from time to time also advertise or disclose total returns for one or more of the subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which the Company calculates on each business day based on the performance of the separate account’s underlying fund portfolio and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

P (1 + T)N = ERV

20

Where:

T	= The average annual total return net of subaccount recurring charges.
ERV	= The ending redeemable value of the hypothetical account at the end of the period.
P	= A hypothetical initial payment of $1,000.
N	= The number of years in the period.

Other Performance Data

The Company may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

The Company may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula except that the surrender charge percentage will be assumed to be 0%:

CTR = (ERV / P)-1

Where:

CTR	= The cumulative total return net of subaccount recurring charges for the period.
ERV	= The ending redeemable value of the hypothetical investment at the end of the period.
P	= A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

PUBLISHED RATINGS

The Company may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Insurance Ratings Services, Moody’s Investors Service and Fitch Financial Ratings. The purpose of the ratings is to reflect the financial strength of the Company. The ratings should not be considered as bearing on the investment performance of assets held in the separate account or of the safety or riskiness of an investment in the separate account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, these ratings may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms.

21

STATE REGULATION OF WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Department of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine the Company’s contract liabilities and reserves so that the Department may determine the items are correct. The Company’s books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

ADMINISTRATION

The Company performs administrative services for the policies. These services include issuance of the policies, maintenance of records concerning the policies, and certain valuation services.

RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by the Company. As presently required by the 1940 Act, as amended, and regulations promulgated thereunder, the Company will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation. However, for certain routine transactions (for example, regular monthly premiums deducted from your checking account, or regular annuity payments the Company sends to you) you may only receive quarterly confirmations.

DISTRIBUTION OF THE POLICIES

We have entered into a principal underwriting agreement with our affiliate, Transamerica Capital, Inc. (“TCI”), for the distribution and sale of the policies. We may reimburse TCI for certain expenses it incurs in order to pay for the distribution of the policies (e.g., commissions payable to selling firms selling the Policies, as described below.)

Effective May 1, 2007 TCI replaced our affiliate AFSG Securities Corporation (“AFSG”) as principal underwriter for the policies. TCI’s home office is located at 4600 S Syracuse St. Suite 1100 Denver, Colorado 80237-2719. TCI is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority (“FINRA”). TCI is not a member of the Securities Investor Protection Corporation.

22

We currently offer the policies on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering. The policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. TCI compensates these selling firms for their services. Sales representatives with these selling firms are appointed as our insurance agents.

We and our affiliates provide paid-in capital to TCI and pay for TCI’s operating and other expenses, including overhead, legal and accounting fees. We also pay TCI and “override” payment based on the pricing of the product which becomes part of TCI’s assets. In addition, we pay commission to TCI for policy sales; these commissions are passed through to the selling firms with TCI not retaining any portion of the commissions. During fiscal year 2008 and 2007, the amounts paid to TCI in connection with all policies sold through the separate account were $4,079,001 and $2,487,806, respectively.

During fiscal years 2007and 2006 the amounts paid to AFSG in connection with all policies sold through the separate account were $1,228,280 and $2,788,143, respectively. AFSG passes through commissions it receives to selling firms for their sales and does not retain any portion of them.

We and/or TCI or another affiliate may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses of the selling firms. We and/or TCI may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

VOTING RIGHTS

To the extent required by law, the Company will vote the underlying fund portfolios’ shares held by the separate account at regular and special shareholder meetings of the underlying fund portfolios in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying fund portfolios hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the underlying fund portfolios shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person’s number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

23

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund portfolio for determining shareholders eligible to vote at the meeting of the underlying fund portfolio. The Company will solicit voting instructions by sending you, or other persons entitled to vote, requests for instructions prior to that meeting in accordance with procedures established by the underlying fund portfolio. Portfolio shares as to which no timely instructions are received, and shares held by the Company in which you, or other persons entitled to vote have no beneficial interest, will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

OTHER PRODUCTS

The Company makes other variable annuity policies available that may also be funded through the separate account. These variable annuity policies may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS

The Company holds assets of each of the subaccounts. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from the Company’s general account assets. The Company maintains records of all purchases and redemptions of shares of the underlying fund portfolios held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by the Company’s fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of the Company.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to the Company regarding to certain matters under the federal securities laws that relate to the policies.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account VA V, at December 31, 2008 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve Life Assurance Co. of Ohio at December 31, 2008 and and 2007,, and for each of the three years in the period ended December 31, 2008, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

24

OTHER INFORMATION

A registration statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the policies discussed in this SAI. Not all of the information set forth in the registration statement and the amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Financial statements of certain subaccounts of Separate Account VA V, which are available for investment by Flexible Premium Variable Annuity - F policy owners, are contained herein. The statutory-basis financial statements and schedules of Western Reserve Life Assurance Co. of Ohio, which are included in this SAI, should be considered only as bearing on the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

25

APPENDIX A

CONDENSED FINANCIAL INFORMATION

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

Subaccount	Year	1.85%
		Beginning AUV	Ending AUV	# Units

Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.186141	$0.915280	689,184.182
	2007	$1.138237	$1.186141	374,048.957
	2006	$1.062127	$1.138237	83,483.405
	2005	$1.000000	$1.062127	27,984.659

Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.376197	$0.813947	257,493.290
	2007	$1.303577	$1.376197	346,356.705
	2006	$1.151666	$1.303577	68,095.274
	2005	$1.000000	$1.151666	5,945.007

Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.263120	$0.915249	1,778,239.094
	2007	$1.194249	$1.263120	1,803,18.625
	2006	$1.093644	$1.194249	43,190.189
	2005	$1.000000	$1.093644	24,954.186

Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.324935	$0.872520	4,045,730.146
	2007	$1.254741	$1.324935	4,118,462.273
	2006	$1.125509	$1.254741	452,929.034
	2005	$1.000000	$1.125509	136,979.676

Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008	$1.095389	$0.684863	684,934.314
	2007	$1.028417	$1.095389	729,936.111
	2006	$1.000000	$1.028417	35,049.171

Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.337323	$0.865691	100,142.312
	2007	$1.305432	$1.337323	201,723.291
	2006	$1.140035	$1.305432	36,361.336
	2005	$1.000000	$1.140035	2,288.518

Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.137545	$0.673595	35,437.910
	2007	$1.239796	$1.137545	97,826.082
	2006	$1.086596	$1.239796	46,504.999
	2005	$1.000000	$1.086596	0.000

Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.482426	$0.836887	28,669.359
	2007	$1.622044	$1.482426	109,367.578
	2006	$1.164047	$1.622044	70,654.914
	2005	$1.000000	$1.164047	18,274.001

Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.019336	$0.954238	44,229.956
	2007	$1.045581	$1.019336	65,087.067
	2006	$1.039186	$1.045581	68,789.818
	2005	$1.000000	$1.039186	51,472.116

Transamerica JPMorgan Core Bond VP - Service Class Subaccount Inception Date May 1, 2004	2008	$1.063945	$1.099434	1,791.233
	2007	$1.016508	$1.063945	0.000
	2006	$0.998987	$1.016508	550.240
	2005	$1.000000	$0.998987	0.000

Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.226335	$0.752224	27,729.570
	2007	$1.197622	$1.226335	49,517.709
	2006	$1.060958	$1.197622	0.000
	2005	$1.000000	$1.060958	0.000

26

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units

Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.253278 1.266910 1.090760 1.000000	$ $ $ $	0.780814 1.253278 1.266910 1.090760	27,587.506 56,043.020 63,364.559 29,617.862

Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.120360 1.121825 1.032863 1.000000	$ $ $ $	0.819857 1.120360 1.121825 1.032863	39,715.848 58,615.471 44,730.990 20,306.602

Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008 2007	$ $	1.002997 1.000000	$ $	0.634731 1.002997	44,856.127 53,994.539

Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.368052 1.159957 1.123441 1.000000	$ $ $ $	0.790673 1.368052 1.159957 1.123441	9,471.069 7,454.783 0.000 0.000

Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.440359 1.256154 1.283085 1.000000	$ $ $ $	0.796257 1.440359 1.256154 1.283085	14,793.032 $34,828.295 0.000 2,313.052

Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.089627 1.020088 0.999936 1.000000	$ $ $ $	1.036895 1.089627 1.020088 0.999936	73,140.625 8,327.263 548.343 0.000

Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.239435 1.225033 1.051035 1.000000	$ $ $ $	0.776391 1.239435 1.225033 1.051035	0.000 56,474.620 464.479 0.000

Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.273108 1.186734 1.169575 1.000000	$ $ $ $	0.794875 1.273108 1.186734 1.169575	0.000 22,438.570 0.000 0.000

Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.449907 1.284453 1.104405 1.000000	$ $ $ $	0.799776 1.449907 1.284453 1.104405	138,637.556 143,012.291 0.000 0.000

Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.338344 1.350499 1.187906 1.000000	$ $ $ $	0.771469 1.338344 1.350499 1.187906	77,834.081 209,486.507 36,128.362 3,386.055

Transamerica Efficient Markets VP - Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036345	0.000

Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.318144 1.184255 1.109163 1.000000	$ $ $ $	0.872569 1.318144 1.184255 1.109163	98,070.422 112,902.172 75,027.452 31,493.210

Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.409159 1.213460 1.116899 1.000000	$ $ $ $	0.871597 1.409159 1.213460 1.116899	0.000 21,696.366 0.000 0.000

27

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units

Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.495545 1.312738 1.043788 1.000000	$ $ $ $	0.790285 1.495545 1.312738 1.043788	154,673.163 124,182.374 21,131.316 0.000

Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.545140 1.282318 1.245005 1.000000	$ $ $ $	0.894013 1.545140 1.282318 1.245005	49,868.265 22,661.352 0.000 0.000

Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.062701 1.033213 1.007242 1.000000	$ $ $ $	1.065911 1.062701 1.033213 1.007242	1,121,871.418 741,761.105 117,180 115,985

Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.490553 1.145864 1.158187 1.000000	$ $ $ $	0.748161 1.490553 1.145864 1.158187	16,638.423 7,738.654 0.000 0.000

Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.633809 1.337877 1.156522 1.000000	$ $ $ $	0.945541 1.633809 1.337877 1.156522	51,742.290 46,363.907 36,912.958 3,862.589

Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.051193 1.012225 1.000304 1.000000	$ $ $ $	1.108570 1.051193 1.012225 1.000304	551,043.333 0.000 552.566 273,526.492

Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.261527 1.206992 1.068541 1.000000	$ $ $ $	0.858267 1.261527 1.206992 1.068541	91,682.119 178,204.548 55,237.125 22,157.338

Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.815922	0.000

Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.720097	0.000

Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.462824 1.218957 1.132802 1.000000	$ $ $ $	0.769201 1.462824 1.218957 1.132802	21,759.418 16,148.863 0.000 0.000

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.012506	0.000

PAM Transamerica U.S. Government Securities VP — Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.051193 1.012225 1.000304 1.000000	$ $ $ $	1.108570 1.051193 1.012225 1.000304	1,605,429.118 62,630.003 0.000 273,526

Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.255234 1.215607 1.072468 1.000000	$ $ $ $	0.774411 1.255234 1.215607 1.072468	19,647.757 31,068.807 1,353.629 1,001.122
Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.989834	0.000

ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.167290 1.000000	$ $	0.563568 1.167290	11,710.823 0.000

28

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units

ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.110749 1.000000	$ $	0.529704 1.110749	16,352.290 0.000

ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.955136 1.000000	$ $	0.584487 0.955136	0.000 0.000

ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914112 1.000000	$ $	0.615792 0.914112	0.000 0.000

ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.145789 1.000000	$ $	0.561387 1.145789	0.000 0.000

ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.027842 1.000000	$ $	0.565043 1.027842	0.000 4,559.178

ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.056453 1.000000	$ $	0.984152 1.056453	0.000 0.000

ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.862884 1.000000	$ $	0.418960 0.862884	30,566.937 0.000

ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.008884 1.000000	$ $	0.550677 1.008884	0.000 0.000

ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.911328 1.000000	$ $	0.529271 0.911328	0.000 0.000

ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.974081 1.000000	$ $	0.589385 0.974081	0.000 0.000

ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.008954 1.000000	$ $	0.998893 1.008954	0.000 0.000

ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.089525 1.000000	$ $	0.674424 1.089525	17,116.810 0.000

ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.060404 1.000000	$ $	0.598776 1.060404	0.000 0.000
ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.998183 1.000000	$ $	0.788816 0.998183	0.000 0.000

ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.176262 1.000000	$ $	0.799586 1.176262	12,025.536 0.000

ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.823024 1.000000	$ $	1.068455 0.823024	0.000 0.000

ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.981742 1.000000	$ $	1.332343 0.981742	0.000 0.000

ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.971787 1.000000	$ $	1.413635 0.971787	0.000 0.000

ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.080483 1.000000	$ $	1.316264 1.080483	0.000 0.000

ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.904077 1.000000	$ $	0.573363 0.904077	0.000 0.000

ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914801 1.000000	$ $	0.622535 0.914801	0.000 0.000

ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.952687 1.000000	$ $	0.613381 0.952687	3,563.079 0.000

ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.885303 1.000000	$ $	0.293879 0.885303	0.000 0.000

29

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.85%
		Beginning AUV		Ending AUV		# Units

ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.080385 1.000000	$ $	1.588545 1.080385	1,467.249 0.000

ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.072947 1.000000	$ $	0.730014 1.072947	0.000 8,731.754

Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.029222 1.000000	$ $	0.963546 1.029222	0.000 0.000

Subaccount	Year	1.70%
		Beginning AUV		Ending AUV		# Units

Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.235128 1.183494 1.102739 1.067930 1.000000	$ $ $ $ $	0.954493 1.235128 1.183494 1.102739 1.067930	6,019,228.088 4,808,379.601 3,361,267.902 2,419,911.866 743,014

Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.462427 1.383209 1.220227 1.108703 1.000000	$ $ $ $ $	0.866231 1.462427 1.383209 1.220227 1.108703	2,117,834.786 3,639,324.899 3,496,370.667 1,947,902.517 524,680

Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.320507 1.246660 1.139970 1.082153 1.000000	$ $ $ $ $	0.958259 1.320507 1.246660 1.139970 1.082153	8,952,582.603 11,298,594.500 9,784,868.931 7,465,673.628 1,323,188

Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.403290 1.326971 1.188555 1.101744 1.000000	$ $ $ $ $	0.925486 1.403290 1.326971 1.188555 1.101744	13,432,924.719 13,666,674.100 10,193,309.396 5,577,794.708 1,945,925

Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008 2007 2006	$ $ $	1.098098 1.029432 1.000000	$ $ $	0.687573 1.098098 1.029432	3,112,125.106 2,860,541.786 1,205,196.724

Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.537812 1.498925 1.307094 1.148571 1.000000	$ $ $ $ $	0.996951 1.537812 1.498925 1.307094 1.148571	835,742.566 1,486,044.303 1,669,216.877 967,890.469 239,083

Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.254747 1.365497 1.195001 1.130431 1.000000	$ $ $ $ $	0.744104 1.254747 1.365497 1.195001 1.130431	344,673.529 478,638.340 873,584.118 378,713.466 212,322

Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.918752 2.096367 1.502240 1.349771 1.000000	$ $ $ $ $	1.084820 1.918752 2.096367 1.502240 1.349771	558,788.352 939,614.046 1,497,347.194 602,090.730 82,174

30

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.70%
		Beginning AUV	Ending AUV	# Units

Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.110070	$1.040720	425,122.395
	2007	$1.136970	$1.110070	574,341.139
	2006	$1.128351	$1.136970	1,024,332.316
	2005	$1.095709	$1.128351	1,111,731.233
	2004	$1.000000	$1.095709	292,443

Transamerica JPMorgan Core Bond VP—Service Class Subaccount Inception Date May 1, 2004	2008	$1.102522	$1.140975	288,501.196
	2007	$1.051793	$1.102522	180,011.875
	2006	$1.032163	$1.051793	181,390.981
	2005	$1.028406	$1.032163	440,756.691
	2004	$1.000000	$1.028406	2,300

Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.278908	$0.785637	285,334.548
	2007	$1.247107	$1.278908	365,917.850
	2006	$1.103172	$1.247107	306,620.175
	2005	$1.087114	$1.103172	488,047.355
	2004	$1.000000	$1.087114	2,221

Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.249500	$0.779612	238,173.310
	2007	$1.261226	$1.249500	347,445.879
	2006	$1.084275	$1.261226	365,553.165
	2005	$1.062234	$1.084275	416,856.687
	2004	$1.000000	$1.062234	55,827

Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.172454	$0.859246	290,914.853
	2007	$1.172239	$1.172454	359,812.524
	2006	$1.077702	$1.172239	291,441.976
	2005	$1.079743	$1.077702	227,446.399
	2004	$1.000000	$1.079743	18,643

Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008	$1.003984	$0.636289	225,205.253
	2007	$1.000000	$1.003984	362,551.168

Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.449992	$0.839280	137,536.309
	2007	$1.227611	$1.449992	123,136.576
	2006	$1.187214	$1.227611	57,333.581
	2005	$1.115732	$1.187214	76,283.238
	2004	$1.000000	$1.115732	3,965

Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.324648	$0.733374	22,327.450
	2007	$1.153535	$1.324648	197,333.216
	2006	$1.176545	$1.153535	116,713.209
	2005	$1.110173	$1.176545	100,111.432
	2004	$1.000000	$1.110173	26,842

Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.130092	$1.076989	304,257.890
	2007	$1.056404	$1.130092	795,880.029
	2006	$1.034009	$1.056404	231,194.502
	2005	$1.030594	$1.034009	234,271.779
	2004	$1.000000	$1.030594	108,391

Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.341700	$0.841703	455,768.979
	2007	$1.324131	$1.341700	597,948.087
	2006	$1.134388	$1.324131	596,740.598
	2005	$1.111309	$1.134388	338,665.200
	2004	$1.000000	$1.111309	4,690

Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.254608	$0.784480	440,401.961
	2007	$1.167766	$1.254608	594,503.540
	2006	$1.149190	$1.167766	700,234.404
	2005	$1.058595	$1.149190	433,284.171
	2004	$1.000000	$1.058595	59,742

31

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.70%
		Beginning AUV		Ending AUV		# Units

Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.501397 1.328101 1.140258 1.081403 1.000000	$ $ $ $ $	0.829401 1.501397 1.328101 1.140258 1.081403	717,354.526 1,015,688.092 772,313.406 433,543.850 70,311

Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.597213 1.609330 1.413499 1.213361 1.000000	$ $ $ $ $	0.922060 1.597213 1.609330 1.413499 1.213361	1,283,059.992 1,960,494.198 1,773,931.268 1,759,994.926 462,115

Transamerica Efficient Markets VP - Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036556	0.000

Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.387777 1.244966 1.164313 1.098483 1.000000	$ $ $ $ $	0.920020 1.387777 1.244966 1.164313 1.098483	369,248.296 585,263.991 117,336.352 63,146.919 17,231

Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.410193 1.212541 1.114407 1.094538 1.000000	$ $ $ $ $	0.873530 1.410193 1.212541 1.114407 1.094538	186,252.702 178,628.414 148,478.767 140,833.100 49,115

Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.540840 1.350489 1.267166 1.108233 1.000000	$ $ $ $ $	0.815428 1.540840 1.350489 1.267166 1.108233	604,292.468 826,287.150 1,080,186.104 1,094,415.870 669,468

Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.507442 1.249173 1.211037 1.062326 1.000000	$ $ $ $ $	0.873489 1.507442 1.249173 1.211037 1.062326	612,755.824 1,270,352.654 1,004,644.467 768,108.535 55,852

Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.062436 1.031435 1.004024 .994913 1.000000	$ $ $ $ $	1.067228 1.062436 1.031435 1.004024 .994913	6,895,498.043 2,665,928.573 696,489.076 619,524.170 352,992
Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.382057 1.060872 1.070704 1.068997 1.000000	$ $ $ $ $	0.694732 1.382057 1.060872 1.070704 1.068997	103,584.224 60,024.849 15,730.610 15,324.026 37,291
Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.770802 1.447905 1.249799 1.122189 1.000000	$ $ $ $ $	1.026347 1.770802 1.447905 1.249799 1.122189	595,856.638 890,306.201 714,246.012 710,287.045 45,733

Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.080680 1.039076 1.025323 1.022445 1.000000	$ $ $ $ $	1.141352 1.080680 1.039076 1.025323 1.022445	334,326.051 29,073.119 10,625.487 40,482.929 0.000

32

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.70%
		Beginning AUV		Ending AUV		# Units

Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.336866 1.277174 1.129008 1.081020 1.000000	$ $ $ $ $	0.910871 1.336866 1.277174 1.129008 1.081020	282,819.446 300,953.330 728,831.607 43,422.329 14,808

Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.816736	336,291.526

Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.720815	76,189.469

Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.459879 1.214699 1.127180 1.068185 1.000000	$ $ $ $ $	0.768795 1.459879 1.214699 1.127180 1.068185	275,391.028 474,097.018 298,767.028 285,537.273 2,017

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.012714	0.000

PAM Transamerica U.S. Government Securities VP — Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.080680 1.039076 1.025323 1.022445 1.000000	$ $ $ $ $	1.141352 1.080680 1.039076 1.025323 1.022445	9,076,891.845 75,216.306 0.000 40,483 0.000

Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.305708 1.262604 1.112301 1.081875 1.000000	$ $ $ $ $	0.806742 1.305708 1.262604 1.112301 1.081875	225,636.326 388,541.185 310,803.533 1,897.185 693

Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.990039	0.000

ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.167847 1.000000	$ $	0.564668 1.167847	77,298.004 55,338.339

ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.111290 1.000000	$ $	0.530750 1.111290	209,849.987 0.000

ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.955875 1.000000	$ $	0.585808 0.955875	186,819.832 187,853.025

ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914554 1.000000	$ $	0.617004 0.914554	0.000 0.000

ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.146335 1.000000	$ $	0.562492 1.146335	10,756.812 0.000

ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.028334 1.000000	$ $	0.566148 1.028334	8,786.286 297,628.858

ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.056954 1.000000	$ $	0.986072 1.056954	0 22,796.879

ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.863289 1.000000	$ $	0.419787 0.863289	111,049.925 0.000

ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.009363 1.000000	$ $	0.551761 1.009363	0.000 0.000

ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.911765 1.000000	$ $	0.530310 0.911765	1,434.007 0

33

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.70%
		Beginning AUV		Ending AUV		# Units

ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.974547 1.000000	$ $	0.590539 0.974547	0.000 0.000

ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.009747 1.000000	$ $	1.001164 1.009747	1,144,450.485 1,724,252.214

ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.090048 1.000000	$ $	0.675743 1.090048	234,887.908 3,805.240

ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.061228 1.000000	$ $	0.600138 1.061228	50,450.112 49,289.152

ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.998658 1.000000	$ $	0.790351 0.998658	28,451.808 0.000

ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.176826 1.000000	$ $	0.801151 1.176826	100,044.319 20,161.129

ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.823417 1.000000	$ $	1.070554 0.823417	15,737.755 0.000

ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.982207 1.000000	$ $	1.334945 0.982207	13,298.423 0.000

ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.972250 1.000000	$ $	1.416394 0.972250	18,421.472 0

ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.081329 1.000000	$ $	1.319248 1.081329	18,414.261 0.000

ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.904780 1.000000	$ $	0.574650 0.904780	57,255.798 57,572.446

ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915236 1.000000	$ $	0.623753 0.915236	6,351.131 0.000

ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.953139 1.000000	$ $	0.614580 0.953139	0 3,975.515

ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.885724 1.000000	$ $	0.294459 0.885724	14,128.106 0.000

ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.080899 1.000000	$ $	1.591640 1.080899	24,136.632 0.000

ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.073453 1.000000	$ $	0.731443 1.073453	166,853.540 574,069.965

Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.029713 1.000000	$ $	0.965430 1.029713	0 0

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units

Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.192369	$0.921899	806,539.538
	2007	$1.141955	$1.192369	1,174,254.144
	2006	$1.063511	$1.141955	44,588.683
	2005	$1.000000	$1.063511	0.000

Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.383435	$0.819848	169,933.478
	2007	$1.307847	$1.383435	179,027.473
	2006	$1.153179	$1.307847	19,809.901
	2005	$1.000000	$1.153179	0.000

34

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.65%
		Beginning AUV	Ending AUV	# Units

Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.269735	$0.921865	4,011,975.621
	2007	$1.198136	$1.269735	4,105,093.669
	2006	$1.095062	$1.198136	1,034,909.948
	2005	$1.000000	$1.095062	245,739.882

Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.331908	$0.878849	3,224,993.563
	2007	$1.258847	$1.331908	4,961,461.539
	2006	$1.126979	$1.258847	1,182,474.375
	2005	$1.000000	$1.126979	127,185.320

Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008	$1.098976	$0.688460	1,222,498.820
	2007	$1.029756	$1.098976	1,473,288.053
	2006	$1.000000	$1.029756	160,745.357

Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.344341	$0.871959	55,875.900
	2007	$1.309697	$1.344341	63,151.651
	2006	$1.141528	$1.309697	0.000
	2005	$1.000000	$1.141528	0.000

Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.143533	$0.678479	26,752.173
	2007	$1.243849	$1.143533	34,861.565
	2006	$1.088012	$1.243849	0.000
	2005	$1.000000	$1.088012	0.000

Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.490209	$0.842946	60,521.586
	2007	$1.627348	$1.490209	69,343.053
	2006	$1.165572	$1.627348	0.000
	2005	$1.000000	$1.165572	0.000

Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.024694	$0.961147	52,386.246
	2007	$1.048997	$1.024694	53,780.175
	2006	$1.040536	$1.048997	0.000
	2005	$1.000000	$1.040536	0.000

Transamerica JPMorgan Core Bond VP - Service Class Subaccount Inception Date May 1, 2004	2008	$1.069547	$1.107388	7,591.171
	2007	$1.019830	$1.069547	9,408.219
	2006	$1.000281	$1.019830	0.000
	2005	$1.000000	$1.000281	0.000

Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.232792	$0.757682	0.000
	2007	$1.201548	$1.232792	0.000
	2006	$1.062345	$1.201548	0.000
	2005	$1.000000	$1.062345	0.000

Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.259875	$0.786490	21,351.338
	2007	$1.271066	$1.259875	27,985.164
	2006	$1.092190	$1.271066	0.000
	2005	$1.000000	$1.092190	0.000

Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.126246	$0.825786	0.000
	2007	$1.125484	$1.126246	0.000
	2006	$1.034204	$1.125484	0.000
	2005	$1.000000	$1.034204	0.000

Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008	$1.004311	$0.636818	9,471.644
	2007	$1.000000	$1.004311	24,225.788

Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008	$1.375242	$0.796404	0.000
	2007	$1.163751	$1.375242	0.000
	2006	$1.124907	$1.163751	0.000
	2005	$1.000000	$1.124907	0.000

35

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.65%
		Beginning AUV		Ending AUV		# Units

Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.447905 1.260248 1.284748 1.000000	$ $ $ $	0.802010 1.447905 1.260248 1.284748	19,290.790 27,454.372 0.000 0.000

Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.095350 1.023419 1.001240 1.000000	$ $ $ $	1.044399 1.095350 1.023419 1.001240	58,984.632 0.000 0.000 0.000

Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.245942 1.229031 1.052403 1.000000	$ $ $ $	0.782019 1.245942 1.229031 1.052403	55,680.002 63,584.465 0.000 0.000

Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.279792 1.190609 1.171094 1.000000	$ $ $ $	0.800628 1.279792 1.190609 1.171094	0.000 0.000 0.000 0.000

Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.457510 1.288638 1.105838 1.000000	$ $ $ $	0.805556 1.457510 1.288638 1.105838	3,993.942 6,667.585 0.000 0.000

Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.345392 1.354924 1.189461 1.000000	$ $ $ $	0.777070 1.345392 1.354924 1.189461	249,843.070 269,665.550 0.000 0.000

Transamerica Efficient Markets VP - Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036627	0.000

Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.325070 1.188126 1.110616 1.000000	$ $ $ $	0.878888 1.325070 1.188126 1.110616	68,924.934 9,909.236 0.000 0.000

Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.416594 1.217450 1.118361 1.000000	$ $ $ $	0.877934 1.416594 1.217450 1.118361	50,456.649 50,456.649 0.000 0.000

Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.503380 1.317018 1.235154 1.000000	$ $ $ $	0.796004 1.503380 1.317018 1.235154	61,407.270 79,674.396 21,810.052 0.000

Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.553259 1.286506 1.246626 1.000000	$ $ $ $	0.900490 1.553259 1.286506 1.246626	4,074.596 6,788.508 0.000 0.000

Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.068285 1.036598 1.008569 1.000000	$ $ $ $	1.073626 1.068285 1.036598 1.008569	2,607,151.210 210,638.371 24,014.552 0.000

Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.498386 1.149610 1.159692 1.000000	$ $ $ $	0.753579 1.498386 1.149610 1.159692	0.000 2,303 0.000 0.000

36

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.65%
		Beginning AUV		Ending AUV		# Units

Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.642380 1.342245 1.158025 1.000000	$ $ $ $	0.952388 1.642380 1.342245 1.158025	16,833.506 30,808.326 0.000 0.000

Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.056728 1.015536 1.001610 1.000000	$ $ $ $	1.116608 1.056728 1.015536 1.001610	83,351.962 0.000 0.000 0.000

Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.268173 1.210958 1.069945 1.000000	$ $ $ $	0.864495 1.268173 1.210958 1.069945	132,674.150 100,603.115 0.000 0.000

Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.817007	0.000

Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.721052	0.000

Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.470487 1.222925 1.134265 1.000000	$ $ $ $	0.774762 1.470487 1.222925 1.134265	20,303.160 36,470.151 0.000 0.000

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.012783	0.000

PAM Transamerica U.S. Government Securities VP — Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.056728 1.015536 1.001610 1.000000	$ $ $ $	1.116608 1.056728 1.015536 1.001610	1,566,229.053 131,663.637 0.000 0.000

Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.261830 1.219585 1.073872 1.000000	$ $ $ $	0.780027 1.261830 1.219585 1.073872	0.000 0.000 0.000 0.000

Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.990107	0.000

ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.168030 1.000000	$ $	0.565035 1.168030	8,785.308 0.000

ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.111461 1.000000	$ $	0.531097 1.111461	0.000 0.000

ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.956134 1.000000	$ $	0.586250 0.956134	0.000 0.000

ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914699 1.000000	$ $	0.617409 0.914699	0.000 0.000

ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.146516 1.000000	$ $	0.562852 1.146516	11,288.329 0.000

ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.028497 1.000000	$ $	0.566515 1.028497	0.000 0.000

ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.057126 1.000000	$ $	0.986726 1.057126	2,294.053 0.000

ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.863440 1.000000	$ $	0.420060 0.863440	0.000 0.000

37

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.65%
		Beginning AUV		Ending AUV		# Units

ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.009518 1.000000	$ $	0.552119 1.009518	9,254.563 0.000

ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.911913 1.000000	$ $	0.530659 0.911913	0.000 0.000

ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.974703 1.000000	$ $	0.590934 0.974703	0.000 0.000

ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.010007 1.000000	$ $	1.001886 1.010007	91,363.806 0.000

ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.090225 1.000000	$ $	0.676189 1.090225	10,028.797 0.000

ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.061502 1.000000	$ $	0.600587 1.061502	2,648.647 0.000

ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.998815 1.000000	$ $	0.790869 0.998815	0.000 0.000

ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.177007 1.000000	$ $	0.801679 1.177007	11,038.547 0.000

ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.823540 1.000000	$ $	1.071229 0.823540	0.000 0.000

ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.982361 1.000000	$ $	1.335806 0.982361	0.000 0.000

ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.972408 1.000000	$ $	1.417314 0.972408	0.000 0.000

ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.081603 1.000000	$ $	1.320233 1.081603	0.000 0.000

ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.905020 1.000000	$ $	0.575092 0.905020	0.000 0.000

ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915383 1.000000	$ $	0.624168 0.915383	0.000 0.000

ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.953293 1.000000	$ $	0.614978 0.953293	0.000 0.000

ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.885867 1.000000	$ $	0.294656 0.885867	0.000 0.000

ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.081070 1.000000	$ $	1.592688 1.081070	0.000 0.000

ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.073629 1.000000	$ $	0.731932 1.073629	0.000 0.000

Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.029880 1.000000	$ $	0.966052 1.029880	0.000 0.000

Subaccount	Year	1.60%
		Beginning AUV	Ending AUV	# Units

Transamerica Asset Allocation - Conservative VP – Service Class	2008	$1.193938	$0.923578	337,761.831
Subaccount Inception Date May 1, 2004	2007	$1.142898	$1.193938	367,949.745
	2006	$1.063863	$1.142898	4,620.026
	2005	$1.000000	$1.063863	48,308.805

38

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units

Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.385249 1.308906 1.153549 1.000000	$ $ $ $	0.821331 1.385249 1.308906 1.153549	668,604.918 685,332.496 0.000 0.000

Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.271402 1.199110 1.095421 1.000000	$ $ $ $	0.923533 1.271402 1.199110 1.095421	1,385,669.001 683,322.909 4,653.767 47,557.314

Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.333636 1.259866 1.127341 1.000000	$ $ $ $	0.880422 1.333636 1.259866 1.127341	5,526,858.073 3,333,757.132 246,221.386 0.000

Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008 2007 2006	$ $ $	1.099885 1.030091 1.000000	$ $ $	0.689365 1.099885 1.030091	813,595.101 187,094.426 29,731.530

Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.346098 1.310768 1.141896 1.000000	$ $ $ $	0.873530 1.346098 1.310768 1.141896	20,438.828 30,693.851 0.000 2,213.336

Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.145019 1.244857 1.088366 1.000000	$ $ $ $	0.679706 1.145019 1.244857 1.088366	0.000 0.000 0.000 0.000

Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.492166 1.628673 1.165950 1.000000	$ $ $ $	0.844469 1.492166 1.628673 1.165950	15,565.709 43,459.499 3,161.548 1,886.553

Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.026033 1.049849 1.040871 1.000000	$ $ $ $	0.962881 1.026033 1.049849 1.040871	72,934.379 53,862.868 51,129.586 64,970.690

Transamerica JPMorgan Core Bond VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.070945 1.020664 1.000612 1.000000	$ $ $ $	1.109396 1.070945 1.020664 1.000612	13,824.518 7,665.126 0.000 2,914.602

Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.234409 1.202522 1.062690 1.000000	$ $ $ $	0.759046 1.234409 1.202522 1.062690	1,076.875 1,079.364 0.000 0.000

Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.261523 1.272092 1.092536 1.000000	$ $ $ $	0.787899 1.261523 1.272092 1.092536	1,057.602 1,060.050 0.000 0.000

Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.127724 1.126402 1.034553 1.000000	$ $ $ $	0.827281 1.127724 1.126402 1.034553	43,973.840 46,594.686 0.000 4,221.081

Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008 2007	$ $	1.004640 1.000000	$ $	0.637338 1.004640	0.000 0.000

39

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units

Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.377050 1.164699 1.125268 1.000000	$ $ $ $	0.797842 1.377050 1.164699 1.125268	0.000 0.000 0.000 2,250.222

Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.449816 1.261275 1.285167 1.000000	$ $ $ $	0.803468 1.449816 1.261275 1.285167	0.000 0.000 0.000 1,392.434

Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.096796 1.024265 1.001563 1.000000	$ $ $ $	1.046291 1.096796 1.024265 1.001563	25,699.423 18,988.597 0.000 6,180.339

Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.247598 1.230047 1.052746 1.000000	$ $ $ $	0.783445 1.247598 1.230047 1.052746	9,402.213 75,378.746 56,293.128 0.000

Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.281472 1.191576 1.171475 1.000000	$ $ $ $	0.802072 1.281472 1.191576 1.171475	0.000 0.000 0.000 0.000

Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.459443 1.289703 1.106205 1.000000	$ $ $ $	0.807029 1.459443 1.289703 1.106205	259.228 9,145.545 0.000 0.000

Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.347135 1.356018 1.189837 1.000000	$ $ $ $	0.778463 1.347135 1.356018 1.189837	8,718.077 89,840.641 3,600.016 3,651.287

Transamerica Efficient Markets VP – Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036697	0.000

Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.326807 1.189096 1.110976 1.000000	$ $ $ $	0.880479 1.326807 1.189096 1.110976	147,808.509 154,395.838 0.000 0.000

Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.418434 1.218422 1.118721 1.000000	$ $ $ $	0.879506 1.418434 1.218422 1.118721	43,128.281 45,108.868 2,823.677 5,503.004

Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.505349 1.318090 1.235555 1.000000	$ $ $ $	0.797439 1.505349 1.318090 1.235555	39,837.633 84,156.424 0.000 0.000

Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.555292 1.287558 1.247030 1.000000	$ $ $ $	0.902116 1.555292 1.287558 1.247030	0.000 0.000 0.000 0.000

Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.069698 1.037449 1.008887 1.000000	$ $ $ $	1.075586 1.069698 1.037449 1.008887	171,692.044 50,108.332 37,452.635 0.000

40

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units

Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.500357 1.150554 1.160065 1.000000	$ $ $ $	0.754944 1.500357 1.150554 1.160065	0.000 0.000 0.000 0.000

Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.644540 1.343345 1.158401 1.000000	$ $ $ $	0.954115 1.644540 1.343345 1.158401	127.210 0.000 0.000 0.000

Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.058117 1.016374 1.001944 1.000000	$ $ $ $	1.118627 1.058117 1.016374 1.001944	117,719.049 0.000 0.000 1,819.374

Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.269816 1.211929 1.070278 1.000000	$ $ $ $	0.866044 1.269816 1.211929 1.070278	5,219.532 17,798.017 4,024.599 0.000

Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.817268	0.000

Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.721284	328,839.265

Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.472425 1.223925 1.134641 1.000000	$ $ $ $	0.776165 1.472425 1.223925 1.134641	0.000 0.000 0.000 0.000

AllianceBernstein Balanced Wealth Strategy Portfolio – Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.012857	0.000

PAM Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.058117 1.016374 1.001944 1.000000	$ $ $ $	1.118627 1.058117 1.016374 1.001944	354,649.159 7,108.022 0.000 1,819

Fidelity – VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005	$ $ $ $	1.263500 1.220583 1.074220 1.000000	$ $ $ $	0.781439 1.263500 1.220583 1.074220	2,008.276 0.000 0.000 0.000

Franklin Templeton VIP Founding Funds Allocation Fund – Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.990175	11,759.785

ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.168220 1.000000	$ $	0.565411 1.168220	0.000 0.000

ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.111635 1.000000	$ $	0.531439 1.111635	0.000 0.000

ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.956379 1.000000	$ $	0.586702 0.956379	0.000 0.000

ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.914846 1.000000	$ $	0.617813 0.914846	0.000 0.000

ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.146697 1.000000	$ $	0.563226 1.146697	0.000 0.000

ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.028667 1.000000	$ $	0.566893 1.028667	0.000 0.000

41

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.60%
		Beginning AUV		Ending AUV		# Units

ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.057288 1.000000	$ $	0.987360 1.057288	0.000 0.000

ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.863571 1.000000	$ $	0.420335 0.863571	0.000 0.000

ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.009680 1.000000	$ $	0.552478 1.009680	0.000 0.000

ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.912059 1.000000	$ $	0.531004 0.912059	0.000 0.000

ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.974855 1.000000	$ $	0.591315 0.974855	0.000 0.000

ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.010262 1.000000	$ $	1.002666 1.010262	0.000 0.000

ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.090394 1.000000	$ $	0.676629 1.090394	23,103.723 0.000

ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.061784 1.000000	$ $	0.601047 1.061784	0.000 0.000

ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.998978 1.000000	$ $	0.791390 0.998978	0.000 0.000

ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.177204 1.000000	$ $	0.802206 1.177204	15,676.996 0.000

ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.823676 1.000000	$ $	1.071943 0.823676	2,990.890 0.000

ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.982520 1.000000	$ $	1.336687 0.982520	2,587.695 0.000

ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.972559 1.000000	$ $	1.418235 0.972559	2,910.466 0.000

ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.081890 1.000000	$ $	1.321232 1.081890	3,008.570 0.000

ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.905251 1.000000	$ $	0.575520 0.905251	0.000 0.000

ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915533 1.000000	$ $	0.624575 0.915533	0.000 0.000

ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.953445 1.000000	$ $	0.615379 0.953445	0.000 0.000

ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.886009 1.000000	$ $	0.294845 0.886009	0.000 0.000

ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.081234 1.000000	$ $	1.593709 1.081234	3,720.878 0.000

ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.073799 1.000000	$ $	0.732405 1.073799	0.000 0.000

Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.030040 1.000000	$ $	0.966686 1.030040	0.000 0.000

42

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.50%
		Beginning AUV		Ending AUV		# Units

Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.244048 1.189682 1.106333 1.069324 1.000000	$ $ $ $ $	0.963286 1.244048 1.189682 1.106333 1.069324	11,893,847.831 10,415,541.286 10,060,337.778 2,954,136.345 1,344,111

Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.472986 1.390443 1.224211 1.110153 1.000000	$ $ $ $ $	0.874213 1.472986 1.390443 1.224211 1.110153	3,321,577.751 4,702,457.863 3,395,266.563 1,281,175.014 105,726

Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.330081 1.253204 1.143701 1.083565 1.000000	$ $ $ $ $	0.967103 1.330081 1.253204 1.143701 1.083565	14,683,336.408 16,242,547.631 13,042,869.105 5,914,054.131 2,631,606

Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.413426 1.333915 1.192430 1.103183 1.000000	$ $ $ $ $	0.934023 1.413426 1.333915 1.192430 1.103183	17,297,248.688 15,297,150.940 12,840,899.288 4,846,069.248 39,6488

Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008 2007 2006	$ $ $	1.101698 1.030768 1.000000	$ $ $	0.691190 1.101698 1.030768	4,834,098.463 2,168,642.484 601,633.906

Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.548949 1.506777 1.311370 1.150066 1.000000	$ $ $ $ $	1.006157 1.548949 1.506777 1.311370 1.150066	240,483.818 336,285.317 305,903.228 234,149.324 48,353

Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.263801 1.374450 1.198897 1.131897 1.000000	$ $ $ $ $	0.750957 1.263801 1.374450 1.198897 1.131897	245,661.722 465,978.643 443,675.990 363,772.541 154,903

Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.932650 2.107367 1.507165 1.351539 1.000000	$ $ $ $ $	1.094846 1.932650 2.107367 1.507165 1.351539	224,624.309 392,044.669 456,434.463 264,179.720 68,916

Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.118100 1.142923 1.132046 1.095709 1.000000	$ $ $ $ $	1.050325 1.118100 1.142923 1.132046 1.095709	1,532,709.184 2,367,008.031 2,068,021.153 1,964,702.222 292,443

Transamerica JPMorgan Core Bond VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.110507 1.057318 1.035543 1.029749 1.000000	$ $ $ $ $	1.151512 1.110507 1.057318 1.035543 1.029749	1,744,238.098 342,544.887 34,676.910 27,082.246 0.000

43

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.50%
		Beginning AUV		Ending AUV		# Units

Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.288176 1.253669 1.106802 1.087114 1.000000	$ $ $ $ $	0.792888 1.288176 1.253669 1.106802 1.087114	26,820.398 54,333.124 40,748.715 42,389.404 2,221

Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.258573 1.267861 1.087833 1.063625 1.000000	$ $ $ $ $	0.786837 1.258573 1.267861 1.087833 1.063625	110,268.452 175,785.556 110,245.312 125,773.988 61,468

Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.180945 1.178385 1.081224 1.081152 1.000000	$ $ $ $ $	0.867184 1.180945 1.178385 1.081224 1.081152	82,666.374 146,952.919 82,265.839 77,466.400 28,626

Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008 2007	$ $	1.005301 1.000000	$ $	0.638385 1.005301	150,138.053 190,926.241

Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.460488 1.234055 1.191100 1.117189 1.000000	$ $ $ $ $	0.847026 1.460488 1.234055 1.191100 1.117189	114,362.303 182,713.245 135,039.273 133,509.897 45,376

Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.334220 1.159563 1.180372 1.111617 1.000000	$ $ $ $ $	0.740137 1.334220 1.159563 1.180372 1.111617	26,286.438 44,498.318 14,779.085 10,571.081 0.000

Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.138271 1.061944 1.037396 1.031937 1.000000	$ $ $ $ $	1.086925 1.138271 1.061944 1.037396 1.031937	545,207.906 665,754.113 233,571.232 209,955.410 13,845

Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.351417 1.331093 1.138111 1.112768 1.000000	$ $ $ $ $	0.849487 1.351417 1.331093 1.138111 1.112768	1,213,858.343 1,940,019.307 1,837,210.950 1,616,884.916 266,530

Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.263698 1.173891 1.152946 1.059974 1.000000	$ $ $ $ $	0.791732 1.263698 1.173891 1.152946 1.059974	69,902.286 111,466.109 176,082.338 101,720.504 18,240

Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.512259 1.335060 1.143992 1.082815 1.000000	$ $ $ $ $	0.837069 1.512259 1.335060 1.143992 1.082815	674,147.542 740,171.134 282,083.143 233,364.039 30,731

Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.608771 1.617770 1.418120 1.214940 1.000000	$ $ $ $ $	0.930566 1.608771 1.617770 1.418120 1.214940	1,582,512.682 2,266,178.243 2,050,269.156 1,717,922.665 335,667

44

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.50%
		Beginning AUV		Ending AUV		# Units

Transamerica Efficient Markets VP - Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036844	0.000

Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.397813 1.251493 1.168121 1.099912 1.000000	$ $ $ $ $	0.928509 1.397813 1.251493 1.168121 1.099912	510,976.443 224,374.906 66,436.313 56,375.398 2,104

Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.420405 1.218914 1.118058 1.095969 1.000000	$ $ $ $ $	0.881598 1.420405 1.218914 1.118058 1.095969	45,832.825 89,472.870 79,551.155 85,911.778 25,037

Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.551958 1.357558 1.026858 1.004378 1.000000	$ $ $ $ $	0.822940 1.551958 1.357558 1.026858 1.004378	1,444,257.063 2,030,255.146 2,209,749.709 267,801.314 44,409

Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.518329 1.255710 1.214992 1.063712 1.000000	$ $ $ $ $	0.881537 1.518329 1.255710 1.214992 1.063712	915,795.288 1,259,606.836 1,452,643.649 1,256,508.526 295,782

Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.070136 1.036855 1.007326 .996210 1.000000	$ $ $ $ $	1.077084 1.070136 1.036855 1.007326 .996210	8,302,667.000 5,570,752.763 538,297.510 564,387.020 447,103

Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.392061 1.066445 1.074210 1.068997 1.000000	$ $ $ $ $	0.701153 1.392061 1.066445 1.074210 1.068997	205,651.782 206,016.262 147,712.166 147,712.166 37,291

Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.783618 1.455505 1.253895 1.123655 1.000000	$ $ $ $ $	1.035826 1.783618 1.455505 1.253895 1.123655	378,982.949 490,122.043 320,753.291 315,588.647 42,216

Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.088484 1.044505 1.028663 1.023775 1.000000	$ $ $ $ $	1.151870 1.088484 1.044505 1.028663 1.023775	1,340,031.850 1,038,384.558 68,449.612 48,220.410 172,283

Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.346544 1.283875 1.132702 1.082427 1.000000	$ $ $ $ $	0.919287 1.346544 1.283875 1.132702 1.082427	205,155.104 237,938.673 245,648.453 33,263.660 25,000

Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.817803	252,577.420

Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.721758	177,757.468

45

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.50%
		Beginning AUV		Ending AUV		# Units

Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.470465 1.221089 1.130882 1.069590 1.000000	$ $ $ $ $	0.775897 1.470465 1.221089 1.130882 1.069590	32,365.983 70,392.991 29,645.319 27,631.033 15,150

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.012991	0.000

PAM Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.088484 1.044505 1.028663 1.023775 1.000000	$ $ $ $ $	1.151870 1.088484 1.044505 1.028663 1.023775	8,650,293.022 492,760.936 0.000 48,220 0.000

Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.315173 1.269238 1.115944 1.083291 1.000000	$ $ $ $ $	0.814203 1.315173 1.269238 1.115944 1.083291	23,595.950 24,703.722 25,581.763 11,818.381 0.000

Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.990309	0.000

ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.168595 1.000000	$ $	0.566146 1.168595	48,690.689 1,256.837

ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.111999 1.000000	$ $	0.532145 1.111999	6,378.127 53.957

ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.956882 1.000000	$ $	0.587586 0.956882	37,226.644 0.000

ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915135 1.000000	$ $	0.618614 0.915135	0.000 0.000

ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.147062 1.000000	$ $	0.563961 1.147062	7,549.088 26.154

ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.028988 1.000000	$ $	0.567634 1.028988	0.000 57,015.650

ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.057631 1.000000	$ $	0.988656 1.057631	801.405 28.365

ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.863846 1.000000	$ $	0.420885 0.863846	4,194.065 0.000

ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.010008 1.000000	$ $	0.553209 1.010008	0.000 0.000

ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.912345 1.000000	$ $	0.531699 0.912345	6,539.537 0.000

ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.975170 1.000000	$ $	0.592091 0.975170	0.000 0.000

ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.010793 1.000000	$ $	1.004153 1.010793	726,347.449 0.000

ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.090746 1.000000	$ $	0.677516 1.090746	66,196.429 365.082

ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.062329 1.000000	$ $	0.601949 1.062329	4,462.941 0.000

46

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.50%
		Beginning AUV		Ending AUV		# Units

ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.999291 1.000000	$ $	0.792421 0.999291	4,475.770 0.000

ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.177574 1.000000	$ $	0.803253 1.177574	85,126.122 12,567.456

ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.823937 1.000000	$ $	1.073337 0.823937	756.098 195.149

ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.982833 1.000000	$ $	1.338416 0.982833	1,216.306 0.000

ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.972868 1.000000	$ $	1.420088 0.972868	294.264 0.000

ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.082446 1.000000	$ $	1.323222 1.082446	0.000 58,188

ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.905727 1.000000	$ $	0.576400 0.905727	0.000 0.000

ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915826 1.000000	$ $	0.625401 0.915826	11,913.740 0.000

ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.953755 1.000000	$ $	0.616193 0.953755	0.000 0.000

ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.886293 1.000000	$ $	0.295236 0.886293	0.000 0.000

ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.081581 1.000000	$ $	1.595787 1.081581	2,210.944 0.000

ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.074139 1.000000	$ $	0.733367 1.074139	2,047.149 104,618.123

Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.030368 1.000000	$ $	0.967939 1.030368	0.000 0.000

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units

Transamerica Asset Allocation - Conservative VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.246299 1.191240 1.107232 1.069667 1.000000	$ $ $ $ $	0.965507 1.246299 1.191240 1.107232 1.069667	2,505,251.657 1,532,520.006 1,452,500.375 709,931.146 235,461

Transamerica Asset Allocation - Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.475671 1.392282 1.225220 1.110523 1.000000	$ $ $ $ $	0.876246 1.475671 1.392282 1.225220 1.110523	1,169,026.918 1,016,194.710 555,528.351 348,850.965 34,029

Transamerica Asset Allocation - Moderate VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.332469 1.254838 1.144643 1.083915 1.000000	$ $ $ $ $	0.969325 1.332469 1.254838 1.144643 1.083915	6,972,935.282 6,267,264.188 3,817,587.608 1,498,073.355 419,087

47

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units

Transamerica Asset Allocation - Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.415973 1.335662 1.193406 1.103537 1.000000	$ $ $ $ $	0.936168 1.415973 1.335662 1.193406 1.103537	11,164,585.919 5,778,684.316 3,691,256.896 1,439,621.422 353,038

Transamerica International Moderate Growth VP – Service Class Subaccount Inception Date May 1, 2006	2008 2007 2006	$ $ $	1.102600 1.031107 1.000000	$ $ $	0.692094 1.102600 1.031107	3,319,574.211 726,392.507 162,675.947

Transamerica BlackRock Large Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.551747 1.508757 1.312444 1.150439 1.000000	$ $ $ $ $	1.008470 1.551747 1.508757 1.312444 1.150439	83,968.172 136,249.622 119,282.141 56,568.953 0.000

Transamerica Capital Guardian Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.266106 1.374450 1.199895 1.132275 1.000000	$ $ $ $ $	0.752696 1.266106 1.374450 1.199895 1.132275	60,679.577 96,689.866 87,135.224 111,930.624 16,793

Transamerica Clarion Global Real Estate Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.936139 2.110125 1.508392 1.351979 1.000000	$ $ $ $ $	1.097361 1.936139 2.110125 1.508392 1.351979	154,232.689 178,282.199 215,581.695 127,334.100 16,495

Transamerica Federated Market Opportunity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.120110 1.144412 1.132962 1.097497 1.000000	$ $ $ $ $	1.052726 1.120110 1.144412 1.132962 1.097497	141,216.705 233,543.642 478,602.494 442,206.100 159,643

Transamerica JPMorgan Core Bond VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.112506 1.058698 1.036384 1.030085 1.000000	$ $ $ $ $	1.154151 1.112506 1.058698 1.036384 1.030085	128,133.995 78,306.907 81,364.702 62,657.787 0.000

Transamerica JPMorgan Enhanced Index VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.290495 1.255305 1.107705 1.088896 1.000000	$ $ $ $ $	0.794710 1.290495 1.255305 1.107705 1.088896	8,321.013 32,419.589 7,519.824 7,107.196 0.000

Transamerica Legg Mason Partners All Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.260830 1.269512 1.088716 1.063978 1.000000	$ $ $ $ $	0.788638 1.260830 1.269512 1.088716 1.063978	9,607.189 88,972.679 45,295.924 46,353.674 30,454

Transamerica MFS High Yield VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.183062 1.179923 1.082108 1.081509 1.000000	$ $ $ $ $	0.869160 1.183062 1.179923 1.082108 1.081509	62,244.701 101,055.971 58,426.565 4,811.142 27,276

Transamerica MFS International Equity VP – Service Class Subaccount Inception Date May 1, 2007	2008 2007	$ $	1.005631 1.000000	$ $	0.638911 1.005631	9,085.226 19,210.255

48

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units

Transamerica Marsico Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.463108 1.235651 1.192064 1.117547 1.000000	$ $ $ $ $	0.848966 1.463108 1.235651 1.192064 1.117547	68,450.995 80,629.287 27,238.567 26,738.757 20,636

Transamerica Munder Net50 VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.336646 1.161101 1.181354 1.111982 1.000000	$ $ $ $ $	0.741856 1.336646 1.161101 1.181354 1.111982	12,532.038 34,715.324 3,886.394 3,340.713 237

Transamerica PIMCO Total Return VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.140309 1.063320 1.038234 1.032272 1.000000	$ $ $ $ $	1.089412 1.140309 1.063320 1.038234 1.032272	397,478.434 72,910.055 33,429.699 26,924.260 530

Transamerica T. Rowe Price Equity Income VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.353841 1.332814 1.139026 1.113124 1.000000	$ $ $ $ $	0.851433 1.353841 1.332814 1.139026 1.113124	281,582.430 539,659.384 550,224.063 407,697.565 170,829

Transamerica T. Rowe Price Small Cap VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.265986 1.175433 1.153892 1.060320 1.000000	$ $ $ $ $	0.793558 1.265986 1.175433 1.153892 1.060320	2,799.592 28,295.204 349.198 140.127 30

Transamerica Templeton Global VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.514988 1.336813 1.144922 1.083161 1.000000	$ $ $ $ $	0.838988 1.514988 1.336813 1.144922 1.083161	108,533.433 328,334.392 38,888.392 73,665.394 9,426

Transamerica Third Avenue Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.611676 1.619888 1.419283 1.215339 1.000000	$ $ $ $ $	0.932710 1.611676 1.619888 1.419283 1.215339	525,973.208 759,916.813 454,739.770 95,812.185 74,317

Transamerica Efficient Markets VP – Service Class Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.036913	0.000

Transamerica Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.400340 1.253133 1.169073 1.100266 1.000000	$ $ $ $ $	0.930649 1.400340 1.253133 1.169073 1.100266	205,685.453 204,227.330 73,091.490 74,338.861 55,477

Transamerica Convertible Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.422926 1.220483 1.118962 1.096322 1.000000	$ $ $ $ $	0.883616 1.422926 1.220483 1.118962 1.096322	87,360.462 68,488.798 36,175.674 65,540.268 28

Transamerica Equity VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.554772 1.359337 1.027696 1.006026 1.000000	$ $ $ $ $	0.824837 1.554772 1.359337 1.027696 1.006026	253,493.134 431,871.736 547,220.969 353,418.176 108,851

49

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units

Transamerica Growth Opportunities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.521076 1.257359 1.215988 1.064060 1.000000	$ $ $ $ $	0.883576 1.521076 1.257359 1.215988 1.064060	68,916.124 104,350.032 249,368.972 281,964.444 97,174

Transamerica Money Market VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.072051 1.038197 1.008142 .996536 1.000000	$ $ $ $ $	1.079552 1.072051 1.038197 1.008142 0996536	1,631,525.838 110,059.129 84,412.377 191,558.255 50,177

Transamerica Science & Technology VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.394574 1.067850 1.075095 1.070744 1.000000	$ $ $ $ $	0.702772 1.394574 1.067850 1.075095 1.070744	39,360.097 7,793.779 6,224.879 0.000 0.000

Transamerica Small/Mid Cap Value VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.786846 1.457419 1.254922 1.124021 1.000000	$ $ $ $ $	1.038219 1.786846 1.457419 1.254922 1.124021	126,688.980 368,484.780 189,062.762 134,638.659 49,059

Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $	1.090460 1.029514 1.024115 1.000000	$ $ $ $	1.154525 1.090460 1.029514 1.024115	449,756.330 165,422.055 10,073.810 7,454

Transamerica Value Balanced VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.348978 1.285568 1.133642 1.082783 1.000000	$ $ $ $ $	0.921402 1.348978 1.285568 1.133642 1.082783	135,310.466 62,742.669 51,242.656 51,745.095 22,326

Transamerica Index 50 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.818076	0.000

Transamerica Index 75 VP – Service Class Subaccount Inception Date May 1, 2008	2008		$1.000000		$0.722004	379,744.638

Transamerica Van Kampen Mid-Cap Growth VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.473106 1.222671 1.131799 1.069928 1.000000	$ $ $ $ $	0.777687 1.473106 1.222671 1.131799 1.069928	21,931.884 65,671.593 35,131.266 117,940.579 14,042

AllianceBernstein Balanced Wealth Strategy Portfolio - Class B Subaccount Inception Date November 10, 2008	2008		$1.000000		$1.013062	0.000

PAM Transamerica U.S. Government Securities VP – Service Class Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.090460 1.045891 1.029514 1.024115 1.000000	$ $ $ $ $	1.154525 1.090460 1.045891 1.029514 1.024115	2,476,963.923 59,314.867 1,958 10,074 0.000

Fidelity - VIP Index 500 Portfolio – Service Class 2 Subaccount Inception Date May 1, 2004	2008 2007 2006 2005 2004	$ $ $ $ $	1.317533 1.270890 1.116852 1.083634 1.000000	$ $ $ $ $	0.816070 1.317533 1.270890 1.116852 1.083634	57,420.368 155,237.999 152,595.253 10,422.624 1,536

50

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units

Franklin Templeton VIP Founding Funds Allocation Fund - Class 4 Subaccount Inception Date November 10, 2008	2008		$1.000000		$0.990377	0.000

ProFund VP Asia 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.168774 1.000000	$ $	0.566517 1.168774	43,871.796 22,363.339

ProFund VP Basic Materials Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.112169 1.000000	$ $	0.532490 1.112169	41.258 0.000

ProFund VP Bull Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.957124 1.000000	$ $	0.588031 0.957124	0.000 0.000

ProFund VP Consumer Services Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915283 1.000000	$ $	0.619029 0.915283	42.027 0.000

ProFund VP Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.147249 1.000000	$ $	0.564335 1.147249	46.532 0.000

ProFund VP Europe 30 Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.029153 1.000000	$ $	0.568004 1.029153	73.666 0.000

ProFund VP Falling US Dollar Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.057800 1.000000	$ $	0.989300 1.057800	0.000 0.000

ProFund VP Financials Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.863985 1.000000	$ $	0.421166 0.863985	54.468 0.000

ProFund VP International Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.010167 1.000000	$ $	0.553568 1.010167	47.634 0.000

ProFund VP Japan Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.912490 1.000000	$ $	0.532048 0.912490	19,552.481 0.000

ProFund VP Mid-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.975324 1.000000	$ $	0.592477 0.975324	742.652 0.000

ProFund VP Money Market Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.011056 1.000000	$ $	1.004936 1.011056	10,462.850 0.000

ProFund VP Oil & Gas Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.090919 1.000000	$ $	0.677957 1.090919	59.053 0.000

ProFund VP NASDAQ-100 Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.062612 1.000000	$ $	0.602416 1.062612	397.409 0.000

ProFund VP Pharmaceuticals Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.999452 1.000000	$ $	0.792941 0.999452	53.452 0.000

ProFund VP Precious Metals Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.177763 1.000000	$ $	0.803775 1.177763	90,244.225 0.000

ProFund VP Short Emerging Markets Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.824070 1.000000	$ $	1.074043 0.824070	0.000 0.000

ProFund VP Short International Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.982988 1.000000	$ $	1.339297 0.982988	0.000 0.000

ProFund VP Short NASDAQ-100 Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.973025 1.000000	$ $	1.421003 0.973025	0.000 0.000

ProFund VP Short Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	1.082734 1.000000	$ $	1.324227 1.082734	0.000 0.000

ProFund VP Small-Cap Subaccount Inception Date June 21, 2007	2008 2007	$ $	0.905966 1.000000	$ $	0.576836 0.905966	0.000 0.000

ProFund VP Small-Cap Value Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.915968 1.000000	$ $	0.625804 0.915968	36,145.361 0.000

51

CONDENSED FINANCIAL INFORMATION — (Continued)

Subaccount	Year	1.45%
		Beginning AUV		Ending AUV		# Units

ProFund VP Telecommunications Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.953902 1.000000	$ $	0.616590 0.953902	32.284 0.000

ProFund VP UltraSmall-Cap Subaccount Inception Date September 4, 2007	2008 2007	$ $	0.886432 1.000000	$ $	0.295435 0.886432	52.159 0.000

ProFund VP U.S. Government Plus Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.081759 1.000000	$ $	1.596843 1.081759	11.002 0.000

ProFund VP Utilities Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.074309 1.000000	$ $	0.733842 1.074309	47.715 0.000

Access VP High Yield FundSM Subaccount Inception Date September 4, 2007	2008 2007	$ $	1.030530 1.000000	$ $	0.968576 1.030530	4,908.282 0.000

52

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

(1)	(a)	Resolution of the Board of Directors establishing the Separate Account V. Note 1

	(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re-domesticating Separate Account VA V. Note 2

	(c)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Premier Life Insurance Company. Note 32

	(d)	Resolution of the Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. Note 32

(2)		Not Applicable.

(3)	(a)	Amended and Restated Principal Underwriting Agreement - Transamerica Life Insurance Company, on its own behalf and on behalf of the Separate Account and Transamerica Capital, Inc. Note 3

	(b)	Broker/Dealer and Sales Agreement. Note 4

(4)	(a)	Policy. Note 1

	(b)	Enhanced Death Benefit Rider (Return of Premium). Note 5

	(c)	Enhanced Death Benefit Rider (Annual Step-Up). Note 5

	(d)	Taxpayer Plus II Rider. Note 1

	(e)	Living Benefits Rider (GPS). Note 1

	(f)	5 for Life Rider. Note 6

	(g)	C Share Rider. Note 6

	(h)	Rider (5 for Life – Growth – without Death Benefit). Note 7

	(i)	Rider (5 for Life – Growth – with Death Benefit). Note 7

	(j)	Rider Income Select for Life. Note 2

	(k)	Rider Retirement Income Choice Rider. Note 8

	(l)	Rider (Retirement Income Choice Double Withdrawal Base Benefit). Note 9

	(m)	Policy Endorsement (Fund Facilitation Fee). Note 9

(5)	(a)	Application. Note 10

(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. Note 11

	(b)	Bylaws of Transamerica Life Insurance Company. Note 11

(7)		Not Applicable

(8)	(a)	Participation Agreement (Access One and ProFunds). Note 12

	(a)(1)	Amendment No. 1 to Participation Agreement (Access One and ProFunds). Note 2

	(a)(2)	Amendment No. 2 to Participation Agreement (Access One and ProFunds). Note 13

	(a)(3)	Amendment to Agreements (Confidential Information Access One and ProFunds). Note 14

	(a)(4)	Amendment No. 6 to Participation Agreement (Access One and ProFunds). Note 15

(8)	(b)	Participation Agreement (AllianceBernstein). Note 16

	(b)(1)	Amendment to Participation Agreement (AllianceBernstein). Note 17

	(b)(2)	Amendment No. 1 to Participation Agreement (AllianceBernstein) Note 19

	(b)(3)	Amendment No. 2 to Participation Agreement (AllianceBernstein). Note 20

	(b)(4)	Amendment No. 3 to Participation Agreement (AllianceBernstein). Note 21

	(b)(5)	Amendment No. 4 to Participation Agreement (AllianceBernstein). Note 23

	(b)(6)	Amended Schedule A to Participation Agreement dated April 18, 2019 (AllianceBernstein) Note 32

(8)	(c)	Participation Agreement (Fidelity). Note 18

	(c)(1)	Amendment No. 4 to Participation Agreement (Fidelity). Note 22

	(c)(2)	Amendment No. 5 to Participation Agreement (Fidelity). Note 20

	(c)(3)	Amendment No. 6 to Participation Agreement (Fidelity). Note 21

	(c)(4)	Amendment No. 7 to Participation Agreement (Fidelity). Note 23

(8)	(d)	Participation Agreement (Franklin/Templeton). Note 16

	(d)(1)	Amendment No. 2 to Participation Agreement (Franklin/Templeton). Note 24

	(d)(2)	Addendum to Participation Agreement (Franklin/Templeton). Note 2

	(d)(3)	Amendment No. 3 to Participation Agreement (Franklin/Templeton). Note 17

	(d)(4)	Amendment to Participation Agreement (Franklin/Templeton). Note 2

	(d)(5)	Amendment No. 6 to Participation Agreement (Franklin/Templeton). Note 18

(8)	(e)	Participation Agreement (TST). Note 25

	(e)(1)	Amendment No. 1 to Participation Agreement (TST). Note 15

	(e)(2)	Amended Schedule A to Participation Agreement dated July 1, 2014 (TST). Note 2

	(e)(3)	Amendment No. 2 to Participation Agreement (TST). Note 26

	(e)(4)	Amended Schedule A to Participation Agreement dated May 1, 2015 (TST). Note 27

	(e)(5)	Amended Schedule A to Participation Agreement dated July 1, 2015 (TST). Note 28

	(e)(6)	Amended Schedule A to Participation Agreement dated December 18, 2015 (TST). Note 28

	(e)(7)	Amended Schedule A to Participation Agreement dated March 21, 2016 (TST). Note 28

	(e)(8)	Amended Schedule A to Participation Agreement dated May 1, 2016 (TST). Note 28

	(e)(9)	Amended Schedule A to Participation Agreement dated December 16, 2016 (TST). Note 29

	(e)(10)	Amended Schedule A to Participation Agreement dated May 1, 2017 (TST). Note 29

	(e)(11)	Amended Schedule A to Participation Agreement dated September 29, 2017 (TST). Note 30

	(e)(12)	Amended Schedule A to Participation Agreement dated May 1, 2020 (TST). Note 31

(9)		Opinion of Counsel. Note 32

(10)		Consent of Independent Registered Public Accounting Firm. Note 32

(11)		Not applicable.

(12)		Not applicable.

(13)		Powers of Attorney. Blake S. Bostwick, Fred Gingerich, Mark W. Mullin, David Schulz, C. Michiel van Katwijk. Note 32

Note 1.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-112089) filed on January 22, 2004.

Note 2.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-199050) filed on October 1, 2014

Note 3.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-187912) filed on April 15, 2013.

Note 4.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-185573) filed on December 20, 2012.

Note 5.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-108525) filed on September 5, 2003.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-112089) filed on April 27, 2005.

Note 7.	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-112089) filed on December 13, 2005.

Note 8.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-112089) filed on December 21, 2007.

Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-112089) filed on November 6, 2008.

Note 10.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-112089) filed on June 25, 2004.

Note 11.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-169445) filed on September 17, 2010.

Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-108525) filed on February 13, 2007.

Note 13.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-145461) filed on October 23, 2007.

Note 14.	Incorporated herein by reference to Post-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 333-108525) dated April 22, 2013.

Note 15.	Incorporated herein by reference to Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 333-108525) filed on August 16, 2013.

Note 16.	Incorporated herein by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-108525) filed on February 3, 2009.

Note 17.	Incorporated herein by reference to Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 333-108525) filed on April 16, 2012.

Note 18.	Incorporated herein by reference to Post-Effective Amendment No. 28 to Form N-4 Registration Statement (File No. 333-108525) filed on April 30, 2014.

Note 19.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-146323) filed on April 29, 2009.

Note 20.	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-146323) filed on April 25, 2013.

Note 21.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-146323) filed on April 30, 2014.

Note 22.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-146323) filed on April 29, 2008.

Note 23.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-199049) filed on April 28, 2015.

Note 24.	Incorporated herein by reference to Post-Effective Amendment No. 20 to Form N-4 Registration Statement (File No. 333-108525) filed on April 29, 2011.

Note 25.	Incorporated herein by reference to Pre-Effective Amendment No.1 to Form N-4 Registration Statement (File No. 333-185573) filed on April 10, 2013.

Note 26.	Incorporated herein by reference to Post-Effective Amendment No. 67 to Form N-4 Registration Statement (File No. 33-56908) filed on December 30, 2014.

Note 27.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-199049) filed on April 28, 2015.

Note 28.	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-199049) filed on April 26, 2016.

Note 29.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-199049) filed on April 27, 2017.

Note 30.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-199049) filed on April 26, 2018.

Note 31.	Incorporated herein by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-238763) filed on May 29, 2020.

Note 32.	Filed herewith.

Item 25.	Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Blake S. Bostwick 1801 California St. Suite 5200 Denver, CO 80202	Director and President

Fred Gingerich 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499	Controller and Vice President

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director and Chairman of the Board

David Schulz 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Chief Financial Officer, Executive Vice President and Treasurer

Karyn Polak 100 Light Street Baltimore, MD 21202	Director and Secretary

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Managing Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans
AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/Investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexibility to accommodate other similarly situated clients.
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor
Aegon Community Investments 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)

Investments
Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 55, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 56, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 61, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Aegon Community Investments 62, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company
AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.
AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing
AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates
Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies
AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance
Aegon LIHTC Fund 50, LLC	Delaware

Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)

Investments
Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments
Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member - Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank (7.58%); Bank of the West (7.46%)

Investments
Aegon LIHTC Fund 54, LLC	Delaware	Non-Member Manager Aegon Community Investments 54, LLC (0%); Members: non-affiliate of Aegon, FNBC Leasing Corporation (100%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware

Members: Managing Member - Aegon Community Investments 55, LLC (.01%); Transamerica Premier Life Insurance Company (2.82%); non-affiliates of AEGON, Bank of Hope (14.26%); CMFG Life Insurance Company (9.72%); Citibank, N.A. (21.69%); ZB National Association (1.81%); Ally Bank (8.21%); U.S. Bancorp Community Development Corporation (22.10%); Lake City Bank (1.47%); The Guardian Life Insurance Company of America (10.45%); Minnesota Life Insurance Company (7.46%)

Investments
Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member - Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as Investor Member (99.99%)	Investments
Aegon LIHTC Fund 58, LLC	Delaware

Members: Managing Member - Aegon Community Investments 58, LLC (0.01%); Transamerica Premier Life Insurance Company (12%); non-affiliates of AEGON, Allstate Insurance Company (12%); Allstate Life Insurance Company (12%); Ally Bank (17%); CMFG Life Insurance Company (8.05%); Santander Bank, N.A. (22.25%); U.S. Bancorp Community Development Corporation (19.47%); Zions Bancorporation, N.A. (6.35%)

Investments
Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments
Aegon LIHTC Fund 61, LLC	Delaware	Non-Member Manager Aegon Community Investments 61, LLC (0%); Members: non-affiliate of Aegon, HSBC Bank, N.A. (100%)	Investments
Aegon LIHTC Fund 62, LLC	Delaware	Sole Member: Aegon Community Investments 62, LLC	Investments
AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (62.9705%) ; Transamerica Premier Life Insurance Company (37.0295%)	Investment vehicle for securities lending cash collateral
AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company
Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first Investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon Multi-Family Equity Fund, LLC	Delaware

Members: Transamerica Life Insurance Company (15.83333%); Transamerica Financial Life Insurance Company (5%); Transamerica Premier Life Insurance Company (4.16667%); non-affiliates of AEGON: Landmark Real Estate Partners VIII, L.P. (72.1591%)

Investments
Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments
Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
Aegon Private Opportunities Partners I, LLC	Delaware	Sole member: Transamerica Life Insurance Company	Investments (private equity)
Aegon Upstream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments
AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company
AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments
Aegon Workforce Housing Boynton Place REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company
Aegon Workforce Housing Fund 2, LP	Delaware

General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)

Investments
Aegon Workforce Housing Fund 3 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 3, LP	Holding company
Aegon Workforce Housing Fund 3, LP	Delaware

General Partner is AWHF3 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (60%), Transamerica Financial Life Insurance Company (10%) and Transamerica Premier Life Insurance Company (30%)

Investments
Aegon Workforce Housing Park at Via Rosa REIT, LLC	Delaware	Sole Member: Aegon Worforce Housing Separate Account 1, LLC	Multifamily private equity structure with third-party Investor
Aegon Workforce Housing Separate Account 1, LLC	Delaware	Undecided as of 11/1/19	Multifamily private equity structure with third-party Investor

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate
ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate
AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% Member; Cupples State LIHTC Investors, LLC - 1% Member; TAH Pentagon Funds, LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% Member; TAH Pentagon Funds LLC - non-owner Manager	Affordable housing
Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing
AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Investment Management, LLC (98.36%); non-affiliate of AEGON (1.64%)	Investment vehicle
AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company
AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate
AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHF3 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments
AWHSA Manager 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Multifamily private equity structure with third-party Investor
Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-Barfield, LLC (50%)	Investments
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties
Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder
Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments
Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company
Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance
CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance
Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments
Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services
FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production
FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate
FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services
First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments
Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments
Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments
Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments
Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments
Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) Investor Member	Investments
Garnet LIHTC Fund III, LLC	Delaware	Members: Transamerica Life Insurance Company (.01%); non-affiliate of AEGON, Aegon Community Investments III, (99.99%)	Investments
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (99.99%); Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XII, LLC	Delaware	Members: Managing Member, Garnet Community Investments XII (.01%), Garnet LIHTC Fund XII-B (13.30%), Garnet LIHTC Fund XII-C (13.30%); non-affiliate of Aegon, Bank of America, N.A. (73.39%)	Investments
Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII, LLC	Delaware	Members: Managing Member, Garnet Community Investments .01%; Garnet LIHTC Fund XIII-A (68.10%); Garnet LIHTC Fund XIII-B (31.89%)	Investments
Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments
Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Managing Member, Garnet Community Investments XIII, LLC (99.99%) and Transamerica Life Insurance Company (.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments
Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments
Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments
Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments
Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIV, LLC	Delaware

Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)

Investments
Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments
Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVII, LLC	Delaware

Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)

Investments
Garnet LIHTC Fund XXVIII, LLC	Delaware

Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)

Investments
Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments
Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments
Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments
Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments
Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments
Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments
Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as Managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as Investor Member	Investments
Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non-Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments
Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC a Managing Member (1%); non-AEGON affiliate, FNBC Leasing Corporation as Investor Member (99%)	Investments
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC (.01%); non-AEGON affiliate, Partner Reinsurance Company of the U.S. (99.99%)	Investments
Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% Managing Member); non-AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%), Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) Managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) Investor Member; Metropolitan Bank (16.66%) Investor Member.	Investments
Garnet LIHTC Fund XLIV—A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments
Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) Managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) Investor Member	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XLVII, LLC	Delaware

Members: Garnet Community Investments XLVII, LLC (1%) Managing Member; Transamerica Premier Life Insurance Company (14%) Investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) Investor Member; New York Life Insurance Company (20.5%) Investor Member and New York Life Insurance and Annuity Corporation (15.5%) Investor Member

Investments
Garnet LIHTC Fund XLVIII, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)

Investments
Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Imani Fe, LP	California

Partners: Garnet LIHTC Fund XIV, LL (99.99% Investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% Managing general partner)

Affordable housing
InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment
Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company
LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments
Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities
LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
LIHTC Fund 56, LLC	Delaware	Members: Managing Member - Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments
LIHTC Fund 59, LLC	Delaware	Members: Non-Member Manager Aegon Community Investments 59, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (99.99%); Dominium Taxable Fund II, LLC (0.01%)	Investments
LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments
LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments
LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company
Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments
MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Money Services, Inc.	Delaware	100% AUSA Holding, LLC

Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer-related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.
Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator
Natural Resources Alternatives Portfolio I, LLC	Delaware

Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC

Investment vehicle - to invest in Natural Resources
Natural Resources Alternatives Portfolio II, LLC	Delaware	Members: Transamerica Premier Life Insurance Company (60%); Transamerica Life Insurance Company (35%); Transamerica Financial Life Insurance Company (5%)	Investment vehicle
Natural Resources Alternatives Portfolio 3, LLC	Delaware	Members: Transamerica Life Insurance Company (55%); Transamerica Premier Life Insurance Company (35%); Transamerica Financial Life Insurance Company (10%)	Investment vehicle

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Nomagon Title Grandparent, LLC	Delaware	Sole member is AEGON USA Asset Management Holding, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Holding 1, LLC	Delaware	Sole member is Nomagon Title Parent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Nomagon Title Parent, LLC	Delaware	Sole member is Nomagon Title Grandparent, LLC; AEGON USA Realty Advisors, LLC is the non-member manager of this entity	Investment vehicle
Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL-MITBK, LLC (50%)	Investmetns
Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Transamerica Life Insurance Company	Marketing non-insurance products
Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments
Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.
PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities
RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4%); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company
SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments
Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate
Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant
St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
TA Private Equity Assets, LLC	Delaware	Sole Member - Transamerica Premier Life Insurance Company	Investments (private equity)
TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.
TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity
TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments
TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments
The AEGON Trust Advisory Board: Onno van Klinken, Mark W. Mullin, Jay Orlandi and Eilard Friese	Delaware	100% AEGON International B.V.	Voting Trust

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.
TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company
Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary
Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor
Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation
Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company
Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance
Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company
Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing
Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer
Transamerica Financial Life Insurance Company	New York	100% Transamerica Corporation	Insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund
Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance
Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor
Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer
Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Life Insurance Company	Iowa	100% - Commonwealth General Corporation	Insurance
Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance
Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company
Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company
Transamerica Redwood Park, LLC	Delaware	Sole Member - Transamerica Corporation	Hold property interests in Redwood Park in California
Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.
Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor
Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.
Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.
Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services
Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments
Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments
United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency
Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator
US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing
WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing
World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments
Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive
Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (35.86%); Transamerica Premier Life Insurance Company (33.29%); Transamerica Financial Life Insurance Company (16.58%); Transamerica Pacific Insurance Company, Ltd. (14.27%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.	Number of Contract Owners

As of July 31, 2020, there were 1,085 Owners of the Contracts.

Item 28.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29	Principal Underwriters

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A, Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II, Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer

Joe Boan	(1)	Director, Chairman of the Board, Chief Executive Officer and Vice President

Doug Hellerman	(3)	Chief Compliance Officer and Vice President

Gregory E. Miller-Breetz	(1)	Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.	Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.	Undertakings

(a)

Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the contract may be accepted.

(b)

Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)

The Depositor hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Denver and State of Colorado, on this 29th day of September 2020.

SEPARATE ACCOUNT VA V
Registrant

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor

*
Blake S. Bostwick
Director and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

	*	Director and President
Blake S. Bostwick			September 29, 2020

	*	Controller and Vice President
Fred Gingerich			September 29, 2020

	*	Director and Chairman of the Board
Mark W. Mullin			September 29, 2020

	*	Director, Chief Tax Officer and Senior Vice President
David Schulz			September 29, 2020

	*	Director, Chief Financial Officer, Executive Vice President and Treasurer
C. Michiel van Katwijk			September 29, 2020

/s/ Brian Stallworth		Assistant Secretary	September 29, 2020
Brian Stallworth

*	By: Brian Stallworth – Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.